Form 10-K, Exhibit 13
period 1995-12-31
SYNOVUS FINANCIAL CORP
filed 1996-03-25
CIK 18349

ANNUAL REPORT 1995
--------------------------------------------------------------------------------

                                    LOGO(R)
                                   SYNOVUS(R)
                                FINANCIAL CORP.

                               FINANCIAL APPENDIX

Consolidated Statements of Condition as of December 31, 1995 and 1994 .................................  F-2

Consolidated Statements of Income for the Years ended December 31, 1995, 1994, and 1993 ...............  F-3

Consolidated Statements of Shareholders' Equity for the Years ended December 31, 1995, 1994, and 1993..  F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 1995, 1994, and 1993 ...........  F-5

Summary of Significant Accounting Policies ............................................................  F-6

Notes to Consolidated Financial Statements ............................................................  F-10

Independent Auditors' Report ..........................................................................  F-26

Financial Highlights ..................................................................................  F-27

Financial Review ......................................................................................  F-28

Summary of Quarterly Financial Data, Unaudited ........................................................  F-48


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

December 31,                                                                                                 1995          1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks, including cash deposits of $31,144 and $33,693 for 1995 and 1994, respectively,
     on deposit to meet Federal Reserve requirements ...................................................... $  382,696      344,637
Interest earning deposits with banks ......................................................................      1,093        1,172
Federal funds sold ........................................................................................    123,832       43,907
Investment securities available for sale (note 2) .........................................................  1,106,298      804,769
Investment securities held to maturity (approximate market value of $386,579
     and $510,504 for 1995 and 1994, respectively) (notes 2 and 6) ........................................    380,918      532,933
Loans (notes 3 and 6) .....................................................................................  5,526,842    5,089,567
Less:
     Unearned income ......................................................................................    (14,812)     (14,691)
     Reserve for loan losses (note 3) .....................................................................    (81,384)     (75,018)
------------------------------------------------------------------------------------------------------------------------------------
               Loans, net .................................................................................  5,430,646    4,999,858
------------------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net (note 6) ......................................................................    220,197      203,106
Other assets (notes 4 and 8) ..............................................................................    281,915      245,697
------------------------------------------------------------------------------------------------------------------------------------
               Total assets ............................................................................... $7,927,595    7,176,079
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Deposits (note 5):
          Non-interest bearing ............................................................................ $1,141,716      983,056
          Interest bearing ................................................................................  5,586,163    4,941,547
------------------------------------------------------------------------------------------------------------------------------------
               Total deposits .............................................................................  6,727,879    5,924,603

     Federal funds purchased and securities sold under agreement to repurchase ............................    229,477      412,082
     Long-term debt (note 6) ..............................................................................    106,815      139,811
     Other liabilities (notes 7 and 8) ....................................................................    142,079       97,220
------------------------------------------------------------------------------------------------------------------------------------
               Total liabilities...........................................................................  7,206,250    6,573,716
------------------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiary ..............................................................     27,790       22,483
Shareholders'equity (notes 1, 2, 6, 8, and 12):
     Common stock - $1.00 par value. Authorized 600,000,000 shares; issued 77,280,695 in 1995 and 76,134,451
          in 1994; outstanding 77,236,765 in 1995 and 75,633,387 in 1994 ..................................     77,281       76,134
     Surplus ..............................................................................................    127,021      118,782
     Less treasury stock - 43,930 and 501,064 shares in 1995 and 1994, respectively .......................     (1,022)      (7,680)
     Less unamortized restricted stock ....................................................................     (2,663)      (1,538)
     Net unrealized gain (loss) on investment securities available for sale ...............................      5,774      (20,744)
     Retained earnings ....................................................................................    487,164      414,926
------------------------------------------------------------------------------------------------------------------------------------
               Total shareholders' equity ..................................................................   693,555      579,880

Commitments (note 9)                                                                                               ---          ---
------------------------------------------------------------------------------------------------------------------------------------
               Total liabilities and shareholders' equity ..................................................$7,927,595    7,176,079
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

Years ended December 31,                                                                             1995         1994      1993
------------------------------------------------------------------------------------------------------------------------------------
 Interest income:
     Loans, including fees ........................................................................  $ 525,080    415,242   361,744
     Investment securities:
          U.S. Treasury and U.S. Government agencies ..............................................     59,866     53,479    48,948
          Mortgage-backed securities ..............................................................     15,975     17,456    17,671
          State and municipal .....................................................................      7,397      7,772     9,307
          Other investments .......................................................................      1,357      1,611     2,875
     Federal funds sold ...........................................................................      6,006      2,787     3,200
     Interest earning deposits with banks .........................................................        107         35       127
-----------------------------------------------------------------------------------------------------------------------------------
                    Total interest income .........................................................    615,788    498,382   443,872
------------------------------------------------------------------------------------------------------------------------------------
Interest expense
     Deposits (note 5) ............................................................................    253,761    176,919   164,644
     Federal funds purchased and securities sold under agreement to repurchase ....................     12,092     10,021     5,045
     Long-term debt ...............................................................................      8,060     10,211    10,970
------------------------------------------------------------------------------------------------------------------------------------
                    Total interest expense ........................................................    273,913    197,151   180,659
------------------------------------------------------------------------------------------------------------------------------------
                    Net interest income ...........................................................    341,875    301,231   263,213
Provision for losses on loans (note 3) ............................................................     25,787     25,387    24,924
------------------------------------------------------------------------------------------------------------------------------------
                    Net interest income after provision for losses on loans .......................    316,088    275,844   238,289
------------------------------------------------------------------------------------------------------------------------------------
Non-interest income
     Data processing services .....................................................................    236,125    178,122   148,364
     Service charges on deposit accounts ..........................................................     46,657     41,447    39,160
     Fees for trust services ......................................................................      9,649      8,796     8,923
     Credit card fees .............................................................................      7,288      7,703     7,493
     Securities gains (losses), net (note 2) ......................................................        368       (721)    1,108
     Other operating income .......................................................................     40,747     38,985    31,214
-----------------------------------------------------------------------------------------------------------------------------------
                    Total non-interest income .....................................................    340,834    274,332   236,262
------------------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
     Salaries and other personnel expense (note 8) ................................................    252,479    211,531   180,414
     Net occupancy and equipment expense (notes 4 and 9) ..........................................     99,629     83,419    72,679
     Other operating expenses (note 10) ...........................................................    120,012    111,975    94,258
     Minority interest in subsidiary's net income ..................................................     5,333      4,325     3,896
------------------------------------------------------------------------------------------------------------------------------------
                    Total non-interest expense ....................................................    477,453    411,250   351,247
------------------------------------------------------------------------------------------------------------------------------------
                    Income before income taxes and extraordinary item .............................    179,469    138,926   123,304
Income tax expense (note 7) .......................................................................     64,886     49,474    42,925
------------------------------------------------------------------------------------------------------------------------------------
                    Income before extraordinary item ..............................................    114,583     89,452    80,379
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary item-loss related to early extinguishment of debt (net of income tax benefit of $1,568)      ---        ---     2,912
------------------------------------------------------------------------------------------------------------------------------------
                    Net income ....................................................................  $ 114,583     89,452    77,467
====================================================================================================================================
Net income per share:
     Income before extraordinary item .............................................................  $   1.50        1.19      1.09
     Extraordinary item ...........................................................................       ---         ---      (.04)
------------------------------------------------------------------------------------------------------------------------------------
                    Net income ....................................................................  $   1.50        1.19      1.05
====================================================================================================================================
Weighted average shares outstanding ...............................................................    76,636      75,167    74,009
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

                                                                                                         Net
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                          Unreal-
(In thousands, except per share data)                                                                    ized
                                                                                                         Gain/
                                                                                              Unamort-   (Loss)on
                                                                                              ized       Securities
                                                           Shares    Common         Treasury  Restric-   Avail.    Retained
Years ended December 31, 1995, 1994, and 1993              Issued    Stock   Surplus  Stock   ted Stock  for Sale  Earnings Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992 .............................66,842  $ 66,842   75,696  (2,974) (1,792)        --     278,235  416,007
Issuance of common stock for acquisition ................. 6,593     6,593   23,484       --   (750)        --      23,964   53,291
Issuance of common stock by pooled subsidiary prior to
  acquisition ............................................ 1,269     1,269   11,724       --      --        --          --   12,993
Net income ...............................................    --        --       --       --      --        --      77,467   77,467
Cash dividends declared - $.373 per share ................    --        --       --       --      --        --     (24,880) (24,880)
Cash dividends of pooled subsidiary prior to acquisition .    --        --       --       --      --        --      (2,311)  (2,311)
Issuance of restricted stock .............................     3         3       23       --     (26)       --          --       --
Amortization of restricted stock issued under restricted
  stock bonus plan (note 8) ..............................    --        --       --       --     746        --          --      746
Amortization of subsidiary restricted stock bonus plan....    --        --      497       --      --        --          --      497
Stock options exercised...................................   196       196    1,258       --      --        --          --    1,454
Repayment of obligation of employee stock ownership
  plan at subsidiary......................................    --        --       --       --     150        --          --      150
Net unrealized gain on investment securities available
  for sale................................................    --        --       --       --      --    11,643          --   11,643
Purchase of fractional shares upon acquisition............    (2)      (2)      (58)      --      --        --          --      (60)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993 .............................74,901    74,901  112,624  (2,974) (1,672)    11,643     352,475  546,997
Issuance of common stock for acquisitions ................ 1,097     1,097    3,656      --      --         --       5,802   10,555
Net income ...............................................    --        --       --      --      --         --      89,452   89,452
Cash dividends declared - $.450 per share ................    --        --       --      --      --         --     (30,298) (30,298)
Cash dividends of pooled subsidiary prior to acquisition .    --        --       --      --      --         --      (2,708)  (2,708)
Treasury shares purchased ................................    --        --       --  (6,013)     --         --          --   (6,013)
Issuance of restricted stock .............................    65        65    1,156     455  (1,676)        --          --       --
Amortization of restricted stock issued under restricted
  stock bonus plan (note 8) ..............................    --        --       --      --   1,421         --          --    1,421
Amortization of subsidiary restricted stock bonus plan ...    --        --      499      --      --         --         --       499
Stock options exercised ..................................    71        71      347     852      --         --         --     1,270
Stock option tax benefit .................................    --        --      692      --      --         --         --       692
Repayment of obligation of employee stock ownership
  plans at subsidiaries ..................................    --        --       --      --     389         --        (26)      363
Net unrealized gain (loss) on investment securities
  available for sale .....................................    --        --       --      --      --    (32,387)       229   (32,158)
Ownership change at majority-owned subsidiary ............    --        --     (192)     --      --         --         --      (192)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 .............................76,134    76,134  118,782  (7,680) (1,538)   (20,744)   414,926   579,880
Issuance of common stock for acquisitions ................   529       529    4,492   6,078      --        183        547    11,829
Net income ...............................................    --        --       --      --      --         --    114,583   114,583
Cash dividends declared - $.540 per share.................    --        --       --      --      --         --    (42,042)  (42,042)
Treasury shares purchased ................................    --        --       --  (1,303)     --         --         --    (1,303)
Issuance  of restricted stock.............................    90        90    1,964      --  (2,054)        --         --       --
Amortization of restricted stock issued under restricted
  stock bonus plan (note 8) ..............................    --        --      493      --     779         --         --     1,272
Stock options exercised ..................................   226       226      459   1,883      --         --         --     2,568
Repayment of obligation of employee stock ownership
  plan at subsidiary .....................................    --        --       --      --     150         --         --       150
Net unrealized gain on investment securities available
  for sale ...............................................    --        --       --      --      --     26,335         --    26,335
Ownership change at majority-owned subsidiary ............    --        --       (4)     --      --         --         --        (4)
Loss on foreign currency translation .....................    --        --       --      --      --         --       (850)     (850)
Conversion of subordinated debentures into common stock
  (note 6) ...............................................   302       302      835      --      --         --         --     1,137
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995 .............................77,281  $ 77,281  127,021  (1,022) (2,663)     5,774     487,164  693,555
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years ended December 31,                                                       1995          1994          1993
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income ................................................................. $ 114,583     89,452        77,467
  Adjustments to reconcile net income to net cash provided by operating activities:
   Extraordinary item - loss related to early extinguishment of debt, net ....        --         --         2,912
   Provision for losses on loans .............................................    25,787     25,387        24,924
   Depreciation, amortization, and accretion, net ............................    38,617     38,409        32,843
   Deferred income tax benefit ...............................................    (4,171)    (1,097)       (1,062)
   (Increase) decrease in interest receivable ................................    (9,973)    (6,701)        2,775
   Increase (decrease) in interest payable ...................................    14,680      7,316        (1,868)
   Minority interest in subsidiary's net income ..............................     5,333      4,325         3,896
   (Increase) decrease in mortgage loans held for sale .......................   (15,398)    13,944       (11,665)
   Other, net ................................................................   (17,009)    (3,122)         (191)
------------------------------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities ...............................   152,449    167,913       130,031
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
  Cash acquired from acquisitions ............................................     4,431      9,056        30,362
  Net business aquisitions by subsidiary .....................................        --         --        88,997
  Net decrease in interest earning deposits with banks .......................     1,956        553           100
  Net (increase) decrease in federal funds sold ..............................   (70,770)   137,464        67,734
  Proceeds from maturities of investment securities available for sale .......   173,109    192,186        24,182
  Proceeds from sales of investment securities available for sale ............   136,502    182,972        43,613
  Purchases of investment securities available for sale ......................  (394,406)  (347,177)      (78,544)
  Proceeds from maturities of investment securities held to maturity .........    82,837     87,943       343,760
  Proceeds from sales of investment securities held to maturity ..............        --         --        33,803
  Purchases of investment securities held to maturity ........................   (92,966)  (141,153)     (566,335)
  Net increase in loans ......................................................  (385,228)  (566,101)     (431,564)
  Purchases of premises and equipment ........................................   (48,212)   (41,938)      (52,885)
  Disposals of premises and equipment ........................................     1,888      1,007         9,645
  Proceeds from sale of other real estate ....................................    12,032      9,078        13,622
  Additions to internally developed computer software ........................    (2,617)   (10,624)      (11,688)
------------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities ...................................  (581,444)  (486,734)     (485,198)
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
  Net increase in demand and savings deposits ................................   193,870     87,229       279,355
  Net increase in certificates of deposit ....................................   528,690    135,539        43,001
  Net (decrease) increase in federal funds purchased and securities
    sold under agreement to repurchase .......................................  (182,870)   142,125       122,457
  Principal repayments on long-term debt .....................................   (33,682)   (36,204)      (86,446)
  Extraordinary item - loss related to early extinguishment of debt, net .....        --         --        (2,912)
  Proceeds from issuance of long-term debt ...................................     1,823     17,006        92,260
  Purchase of treasury stock .................................................    (1,303)    (6,013)           --
  Dividends paid to shareholders .............................................   (42,042)   (33,006)      (27,191)
  Proceeds from issuance of common stock .....................................     2,568      1,270        14,447
------------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities ...............................   467,054    307,946       434,971
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents .............................    38,059    (10,875)       79,804
Cash and cash equivalents at beginning of period .............................   344,637    355,512       275,708
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period ................................... $ 382,696    344,637       355,512
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

     The consolidated financial statements include the accounts of Synovus Financial Corp. (Parent Company) and its subsidiaries, all but one of which were wholly-owned at December 31, 1995. Synovus has 34 wholly-owned bank affiliates predominantly involved in commercial banking activities and a wholly-owned broker/dealer company. Total System Services, Inc. (TSYS), an 80.8% owned subsidiary, is a bankcard data processing company.

     The consolidated revenues are primarily contributed from the banking operations, with TSYS' revenues contributing approximately one quarter of consolidated revenues. The banking operations revenues are earned in four southeastern states: Georgia (61%), Alabama (20%), South Carolina (11%), and Florida (8%). TSYS has two major customers which account for approximately 34% of their revenues. The remainder of TSYS' revenues are generated from customer institutions located in North America.

Basis  of  Presentation

     In preparing the financial statements in accordance with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the reserve for loan losses; the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans; and the disclosures for contingent assets and liabilities. In connection with the determination of the reserve for loan losses and the valuation of other real estate, management obtains independent appraisals for significant properties and properties collateralizing impaired loans.

     The accounting and reporting policies of Synovus Financial Corp. and subsidiaries (Synovus) conform to generally accepted accounting principles and to general practices within the banking and technology industries. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a description of the more significant of those policies.

 Cash  Flow  Information

     For the years ended December 31, 1995, 1994, and 1993, income taxes of $68 million, $48 million, and $42 million, and interest of $259 million, $190 million, and $183 million, respectively, were paid.

     Loans receivable of approximately $9 million, $8 million, and $16 million were transferred to real estate acquired in settlement of loans during 1995, 1994, and 1993, respectively.

     Investment securities held to maturity with an amortized cost of approximately $161 million, $5 million, and $791 million were transferred during 1995, 1994, and 1993, respectively, to investment securities available for sale.

Federal Funds Sold, Federal Funds Purchased, and Securities Sold Under Agreement to Repurchase

     Federal funds sold, federal funds purchased, and securities sold under agreement to repurchase generally mature in one day.

Investment Securities

     Synovus classifies its securities into three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which Synovus has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

     Trading and available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized gains and losses are recognized in earnings for transfers into trading securities. Unrealized gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of shareholders' equity. The unrealized gains or losses included in the separate component of shareholders' equity for a security transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

     A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and prepayment assumptions. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the amortized cost of securities sold.

     Gains and losses on sales of investment securities are recognized on the settlement date, based on the amortized cost of the specific security. The financial statement impact of settlement date accounting versus trade date accounting was immaterial.

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

Loans and Interest Income

     Loans are reported at principal amounts outstanding, less unearned income and the reserve for loan losses.

     First mortgage loans held for sale are reported at the lower of aggregate cost or market. No valuation allowances were required at December 31, 1995 or 1994.

     Interest income on consumer loans, made on a discount basis, is recognized in a manner which approximates the level yield method. Interest income on substantially all other loans is recognized on a level yield basis.

     Loan fees, net of certain direct origination costs, are deferred and amortized over the terms of the loans using a method which approximates a level yield. Annual fees, net of costs, collected for credit cards are recognized on a straight-line basis over the period the fee entitles the cardholder to use the card.

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest for the fiscal year in which the loan is placed on nonaccrual status is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Such interest, when ultimately collected, is recorded as interest income in the period received. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual classification.

Reserve for Loan Losses

     Synovus adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", on January 1, 1995. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the reserve for loan losses through a charge to the provision for losses on loans. Subsequent recoveries are added to the reserve for loan losses. Prior periods have not been restated.

     SFAS No. 114 applies to all loans, except for large pools of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, and debt securities. The reserve for loan losses for large pools of smaller balance homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers' ability to pay. Loans are charged against the reserve for loan losses when management believes that the collection of principal is unlikely.

     Management believes that the reserve for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the reserve for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Synovus' affiliate banks' reserve for loan losses. Such agencies may require Synovus' affiliate banks to recognize additions to the reserve for loan losses based on their judgments about information available to them at the time of their examination.

Premises  and  Equipment

     Premises and equipment, including leasehold improvements, are reported at cost, less accumulated depreciation and amortization, which are computed using straight-line or accelerated methods over the estimated useful life of the related asset.

Other  Assets

     Included in other assets are other real estate, originated and purchased mortgage servicing rights, intangibles, and computer software as described in the paragraphs below.

  Other Real Estate:

     Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan charge-off. Gain or loss on sale and any subsequent adjustment to the value are recorded as a component of non-interest expense.

  Originated and Purchased Mortgage Servicing Rights:

     Effective  July 1, 1995,  Synovus  adopted  SFAS No. 122,  "Accounting  for
Mortgage Servicing Rights", as an amendment to SFAS No. 65, "Accounting for Certain Mortgage Banking Activities". SFAS No. 122 requires that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others regardless of whether the servicing rights are acquired through either the purchase or origination of mortgage loans. SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based upon the fair value of those rights, including those rights purchased

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

before adoption of SFAS No. 122. Fair value is estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. In determining the present value, Synovus stratifies its mortgage servicing rights based on risk characteristics including loan types, note rates, and note terms.

     Capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, using a method that approximates level yield and taking into consideration prepayment of the underlying loans. Management re-evaluates the terms used for amortization based upon prepayment history and adjusts the terms as necessary.

  Intangibles:

     Goodwill,  which  represents  the excess of cost over the fair value of net
assets   acquired  of  purchased   companies,   is  being  amortized  using  the
straight-line method over periods of 15 to 40 years.

     Core deposit premiums resulting from the valuation of core deposit intangibles acquired in business combinations or in the purchase of branch offices are amortized using accelerated methods over periods not exceeding the estimated average remaining life of the existing customer deposit bases acquired. Amortization periods range from 10 to 18 years.

     Intangible amortization periods are monitored to determine if events and circumstances require such periods to be reduced. Goodwill and core deposit premiums are reviewed for impairment on the basis of whether these assets are fully recoverable from expected undiscounted cash flows of the related business units.

  Computer  Software:

     Software development costs are capitalized from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs related to providing processing services to customers are amortized using the greater of the straight-line method over the estimated useful life or the ratio of current revenues to current and anticipated revenues.

     The carrying value of computer software costs is reviewed for impairment, and impairment is recognized when the expected undiscounted future cash flows derived from such intangible assets are less than their carrying value.

Data Processing Services

     TSYS' bankcard data processing revenues are derived from long-term processing agreements with banks and nonbank institutions and are recognized as revenues at the time the services are performed. TSYS' processing agreements generally contain terms ranging from three to ten years.

Income Taxes

     Synovus accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Postretirement  Benefits

     Synovus sponsors a defined benefit health care plan for substantially all employees and early retirees. Effective January 1, 1993, Synovus adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which established a new accounting principle for the cost of retiree health care and other postretirement benefits. Effective in 1993, the expected costs of such postretirement benefits are being expensed over the period that employees provide service. Prior to 1993, Synovus recognized these benefits on the pay-as-you-go method (i.e., cash basis).

Net Income per Share

     Net income per common share is based on the weighted average number of shares outstanding. The effect of dilutive stock options on net income per share is insignificant. All share and per share data has been restated to reflect the March 1993 three-for-two stock split, which was effective on April 1, 1993, in the form of a 50% stock dividend.

Disclosure  About the Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires all entities to disclose the fair value of financial instruments, both assets and liabilities (on- and off-balance sheet), for which it is practicable to estimate fair value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, Synovus' entire holdings of a particular financial instrument. Because no market exists for a portion of Synovus'
financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred tax accounts, premises and equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following summarizes the fair value of financial instruments at December 31, 1995 and 1994.

                                                                                   December 31, 1995     December 31, 1994
                                                                                 -------------------     -----------------
                                                                                   Carrying   Fair       Carrying     Fair
(In thousands)                                                               Note   Value     Value       Value      Value
----------------------------------------------------------------------------------------------------------------------------
Federal funds sold ......................................................     --   $123,832    123,832     43,907     43,907
Investment securities available for sale ................................     2   1,106,298  1,106,298    804,769    804,769
Investment securities held to maturity ..................................     2     380,918    386,579    532,933    510,504
Loans, net unearned income ..............................................     3   5,512,030  5,475,170  5,074,876  4,993,463
Deposits ................................................................     5   6,727,879  6,732,584  5,924,603  5,915,483
Federal funds purchased and securities sold under agreement to repurchase     6     229,477    229,477    412,082    412,082
Long-term debt ..........................................................     6     106,815    105,874    139,811    129,658
Commitments .............................................................     9   1,860,427  1,860,427  1,656,510  1,656,510
Interest rate swaps .....................................................     9          --      1,776         --         --

Other

     Certain amounts in 1994 and 1993 have been reclassified to conform with presentation adopted in 1995.

Recent Accounting Pronouncements

     On October 23, 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. SFAS No. 123 allows companies to retain the current approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", for recognizing stock-based compensation expense in the basic financial statements; however, companies are encouraged to adopt a new accounting method based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded disclosures in the footnotes. SFAS No. 123 is effective for fiscal years ended December 31, 1996, and Synovus intends to provide such information in expanded disclosures in the footnotes.

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1    Business Combinations

     On April 28, 1995, Synovus completed the acquisition of Citizens & Merchants Corporation (CMC), the parent company of the $52 million asset, Citizens & Merchants State Bank, Douglasville, Georgia. Synovus issued 626,469 shares of common stock for all the issued and outstanding shares of CMC. This transaction has been accounted for as a pooling of interests, except that the financial statements for periods prior to the acquisition were not restated since the effect was not material.

     On February 28, 1995, Synovus completed the acquisition of NBSC Corporation
(NBSC), the parent company of the $1.1 billion asset, The National Bank of South Carolina, Columbia, South Carolina. Synovus issued 7,929,348 shares of common stock for all the issued and outstanding shares of NBSC. This acquisition has been accounted for as a pooling of interests and, accordingly, the financial statements for all periods presented have been restated to include the financial condition and results of operations of this entity. Synovus' financial statements for the years ended December 31, 1994 and 1993 have been restated for the NBSC acquisition as follows:

                                                                                1994                      1993
                                                                      -----------------------   -----------------------
                                                                       Before                   Before
(In thousands, except per share data)                                  Acquisition  Restated    Acquisition    Restated
------------------------------------------------------------------------------------------------------------------------
Net interest income .................................................. $ 259,502    301,231      229,063       263,213
=========================================================================================================================
Income before extraordinary item ..................................... $  86,448     89,452       74,058        80,379
Extraordinary item - loss related to early extinguishment of debt (net
  of income tax benefit of $1,568) ...................................        --         --        2,912         2,912
-----------------------------------------------------------------------------------------------------------------------
Net income ........................................................... $  86,448     89,452       71,146        77,467
========================================================================================================================
Net income per share:
Income before extraordinary item ..................................... $    1.29       1.19         1.11          1.09
Extraordinary item ...................................................        --         --         (.04)         (.04)
------------------------------------------------------------------------------------------------------------------------
Net income ........................................................... $    1.29       1.19         1.07          1.05
=======================================================================================================================


     On January 31, 1995, Synovus completed the acquisition of the $43 million asset Peach State Bank (PSB), Riverdale, Georgia. Synovus issued 266,498 treasury shares for all of the issued and outstanding shares of PSB. This acquisition was accounted for as a purchase.

     Effective October 31, 1994, Synovus completed the acquisition of State Banchares, Inc. (SBI), the parent company of the $62 million asset, Coffee County Bank, Enterprise, Alabama. Synovus issued 548,879 shares of common stock for all of the issued and outstanding shares of SBI. This acquisition has been accounted for as a pooling of interests, except that financial statements for periods prior to the acquisition were not restated since the effect was not material.

     Effective May 31, 1994, Synovus completed the acquisition of PNB Bankshares, Inc. (PNB), the parent company of the $78 million asset, Peachtree National Bank, Peachtree City, Georgia. Synovus issued 548,213 shares of common stock for all of the issued and outstanding shares of PNB. This acquisition has been accounted for as a pooling of interests, except that the financial statements for periods prior to the acquisition were not restated since the effect was not material.

--------------------------------------------------------------------------------
                                      F-10

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
Note 2    Investment Securities

The carrying and approximate market values of investment securities are summarized as follows:

                                                                December 31, 1995
                                             -----------------------------------------------
Investment Securities Available for Sale:                 Gross       Gross        Estimated
                                             Amortized    Unrealized  Unrealized   Fair
(In thousands)                                   Cost     Gains       Losses       Value
---------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies $  996,129    10,466    (2,309)       1,004,286
Mortgage-backed securities .................     87,741       758      (303)          88,196
State and municipal ........................      1,251        72        (1)           1,322
Other investments ..........................     12,254       678      (438)          12,494
---------------------------------------------------------------------------------------------
  Total .................................... $1,097,375    11,974    (3,051)       1,106,298
============================================================================================

                                                              December 31, 1994
                                             -----------------------------------------------
                                                          Gross       Gross        Estimated
                                             Amortized    Unrealized  Unrealized   Fair
(In thousands)                                   Cost     Gains       Losses       Value
---------------------------------------------------------------------------------------------

U. S. Treasury and U. S. Government agencies $  798,990       286   (31,732)         767,544
Mortgage-backed securities .................     24,819       160      (566)          24,413
State and municipal ........................      1,523        --       (32)           1,491
Other investments ..........................     11,355       741      (775)          11,321
----------------------------------------------------------------------------------------------
  Total .................................... $  836,687     1,187   (33,105)         804,769
==============================================================================================

                                                              December 31, 1995
                                             -------------------------------------------------
Investment Securities Held to Maturity                    Gross       Gross        Estimated
                                             Amortized    Unrealized  Unrealized   Fair
(In thousands)                                   Cost     Gains       Losses       Value
---------------------------------------------------------------------------------------------

U. S. Treasury and U. S. Government agencies $   81,772     1,415      (607)          82,580
Mortgage-backed securities .................    171,275     1,629    (1,477)         171,427
State and municipal ........................    121,761     4,779      (115)         126,425
Other investments ..........................      6,110        37        --            6,147
---------------------------------------------------------------------------------------------
  Total .................................... $  380,918     7,860    (2,199)         386,579
=============================================================================================

                                                              December 31, 1994
                                             ------------------------------------------------
                                                          Gross       Gross        Estimated
                                             Amortized    Unrealized  Unrealized   Fair
(In thousands)                                   Cost     Gains       Losses       Value
---------------------------------------------------------------------------------------------

U. S. Treasury and U. S. Government agencies $  159,354        24    (9,326)         150,052
Mortgage-backed securities .................    243,220       152   (13,725)         229,647
State and municipal ........................    121,834     1,893    (1,531)         122,196
Other investments ..........................      8,525        84        --            8,609
-----------------------------------------------------------------------------------------------
  Total .................................... $  532,933     2,153   (24,582)         510,504
===============================================================================================

     Prior to January 1, 1994, unrealized losses on mutual funds were included in retained earnings. However, these amounts, $229,000, have been reclassified and included in the net unrealized gain (loss) component of shareholders' equity effective December 31, 1994.

     On December 21, 1995, Synovus exercised an option permitted by the "Special Report - a Guide to Implementation of FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers" to make a one time transfer of securities held to maturity to securities available for sale. This transfer was made to add further liquidity and flexibility to the portfolio that will enable Synovus to more effectively manage its interest rate risk position. The amortized cost and estimated fair value of the securities transferred was $133.7 million and $133.9 million, respectively.

     On February 28, 1995, immediately following the acquisition, Synovus transferred certain held to maturity securities of NBSC to the available for sale portfolio to adhere to Synovus' existing asset-liability management policy and interest rate risk strategy. Such transfers consisted of investment securities with an estimated fair value of $27.1 million and an amortized cost of $27.4 million.

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and estimated fair value of investment securities at December 31, 1995 and 1994, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Investment Securities    Investment Securities
                                                  Held to Maturity       Available for Sale
                                                 December 31, 1995      December 31, 1995
                                              -----------------------  ---------------------
                                              Amortized    Estimated   Amortized  Estimated
(In thousands)                                    Cost     Fair Value    Cost     Fair Value
---------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government Agencies:
  Within 1 year ............................. $  14,924    14,994       241,142   241,688
  1 to 5 years ..............................    44,615    44,708       553,647   557,958
  5 to 10 years .............................    22,233    22,878       200,840   204,131
  More than 10 years ........................        --        --           500       509
---------------------------------------------------------------------------------------------
                                              $  81,772    82,580       996,129 1,004,286
=============================================================================================

Mortgage-backed securities:
  Within 1 year ............................. $   1,692     1,710         1,237     1,239
  1 to 5 years ..............................    73,793    72,846        34,702    34,612
  5 to 10 years .............................    22,174    22,465        11,577    11,644
  More than 10 years ........................    73,616    74,406        40,225    40,701
---------------------------------------------------------------------------------------------
                                              $ 171,275   171,427        87,741    88,196
=============================================================================================

State and municipal:
  Within 1 year ............................. $  17,986    18,265           299       298
  1 to 5 years ..............................    52,596    54,225           594       668
  5 to 10 years .............................    35,218    36,717           100        98
  More than 10 years ........................    15,961    17,218           258       258
---------------------------------------------------------------------------------------------
                                              $ 121,761   126,425         1,251     1,322
=============================================================================================

Other investments:
  Within 1 year ............................. $      98        99         3,329     3,382
  1 to 5 years ..............................     1,832     1,869         3,005     3,325
  5 to 10 years .............................       265       265         2,082     2,251
  More than 10 years ........................     3,915     3,914         3,838     3,536
---------------------------------------------------------------------------------------------
                                              $   6,110     6,147        12,254    12,494
=============================================================================================

Total investment securities:
  Within 1 year ............................. $  34,700    35,068       246,007   246,607
  1 to 5 years ..............................   172,836   173,648       591,948   596,563
  5 to 10 years .............................    79,890    82,325       214,599   218,124
  More than 10 years ........................    93,492    95,538        44,821    45,004
---------------------------------------------------------------------------------------------
                                              $ 380,918   386,579     1,097,375 1,106,298
=============================================================================================

A summary of investment security sales transactions for 1995, 1994, and 1993 is as follows:

               Investment Securities Held to Maturity             Investment Securities Available for Sale
               --------------------------------------              ---------------------------------------
                                      Gross     Gross                                Gross        Gross
                                   Realized  Realized                             Realized      Realized
(In thousands)           Proceeds    Gains     Losses              Proceeds         Gains        Losses
----------------------------------------------------------------------------------------------------------
1995....................$      --       --        --                136,502         1,164          (796)
1994....................       --       --        --                182,972           957        (1,678)
1993....................   33,803      333       (69)                43,613           844            --

Securities with a carrying value of $879,232,000 and $879,038,000 at December 31, 1995 and 1994, respectively, were pledged to secure certain deposits as required by law.
--------------------------------------------------------------------------------
                                      F-12

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 3    Loans
Loans outstanding, by classification, are summarized as follows:

                                                        December 31,
                                                --------------------------
                                                       1995        1994
                                                --------------------------
Commercial:
  Commercial, financial, and agricultural ...   $  1,931,004     1,783,928
  Real estate-construction ..................        578,712       472,131
  Real estate-mortgage ......................      1,160,089     1,030,524
--------------------------------------------------------------------------------
    Total commercial ........................      3,669,805     3,286,583
--------------------------------------------------------------------------------
Retail:
  Real estate-mortgage ......................        824,998       865,642
  Installment loans-credit card .............        222,204       171,475
  Installment loans-other ...................        784,972       756,402
  Mortgage loans held for sale ..............         24,863         9,465
--------------------------------------------------------------------------------
    Total retail ............................      1,857,037     1,802,984
--------------------------------------------------------------------------------
    Total loans .............................   $  5,526,842     5,089,567
================================================================================

Activity in the reserve for loan losses is summarized as follows:

(In thousands)                                    1995      1994       1993
--------------------------------------------------------------------------------
Balance at beginning of year ..............   $ 75,018     67,270     61,336
Loan loss reserves of acquired subsidiaries      1,001      1,535         --
Provision for losses on loans .............     25,787     25,387     24,924
Recoveries of loans previously charged off       4,510      5,874      4,767
Loans charged off .........................    (24,932)   (25,048)   (23,757)
--------------------------------------------------------------------------------
Balance at end of year ....................   $ 81,384     75,018     67,270
================================================================================

     As discussed in the Summary of Significant Accounting Policies, Synovus adopted SFAS No. 114 and SFAS No. 118 effective January 1, 1995. No adjustment to the loan loss reserve was needed upon adoption of SFAS No. 114 and SFAS No.
118. The table below illustrates the impaired loans and related amounts included in the reserve for loan losses at December 31, 1995.

                                                                      Allocated
                                                             Loan     Loan Loss
(In thousands)                                              Balance   Reserve
--------------------------------------------------------------------------------
Impaired loans, nonaccruing, with loan loss reserve ....   $13,083    5,619
Impaired loans, nonaccruing, with no loan loss reserve .     7,151       --
Impaired loans, accruing, with loan loss reserve .......    35,833   13,255
Impaired loans, accruing, with no loan loss reserve ....    23,735       --
Impaired loans, accruing, partially charged off ........       329       62
--------------------------------------------------------------------------------
    Total ..............................................   $80,131   18,936
================================================================================

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     These loan loss reserve amounts were primarily determined using the fair value of the loans' collateral. The average recorded investment in impaired loans was approximately $87,000,000 for the year ended December 31, 1995 and the related amount of interest income recognized during the period that such loans were impaired was approximately $5,695,000.

     Loans on nonaccrual status amounted to approximately $21,469,000, $26,497,000, and 30,296,000 at December 31, 1995, 1994, and 1993, respectively.
If nonaccruing loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $2,606,000, $2,931,000, and $2,632,000 in 1995, 1994, and 1993, respectively.

     A substantial portion of Synovus' loans are secured by real estate in markets in which affiliate banks are located throughout Georgia, Alabama, South Carolina, and Northwest Florida. Accordingly, the ultimate collectibility of a substantial portion of Synovus' loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in market conditions in these areas.

     At December 31, 1995, an affiliate company serviced mortgage loans for unaffiliated investors in the amount of $664,931,000. This company carries error and omissions insurance in the amount of $1,000,000. Synovus records servicing fee income on these loans based upon the outstanding balance of the loans serviced.

     The following table presents information for mortgage loans held for sale as of December 31, 1995 and 1994:


                                                               December 31,
                                                          ---------------------
(In thousands)                                                1995       1994
--------------------------------------------------------------------------------
Beginning balance .....................................   $   9,465    23,409
Loans originated during the year ......................     213,645   210,056
Loans sold during the year ............................    (198,247) (224,000)
--------------------------------------------------------------------------------
Ending balance ........................................   $  24,863     9,465
================================================================================

     Fair value of loans is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, home equity, credit card, and other consumer loans. Fixed rate commercial loans are further segmented into certain collateral code groupings. Commercial and other consumer loans with adjustable interest rates are assumed to be at fair value. Mortgage loans are further segmented into fixed and adjustable rate interest terms. Home equity and credit card loans have adjustable interest rates and are, therefore, assumed to be at fair value. The fair value of loans, except mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for certain prepayment assumptions, estimated using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

     The following table presents information for the fair value of loans as of December 31, 1995 and 1994:

                                                                                     1995                   1994
                                                                           ----------------------   -----------------------
                                                                           Carrying    Estimated    Carrying     Estimated
(In thousands)                                                             Amount      Fair Value   Amount       Fair Value
--------------------------------------------------------------------------------------------------------------------------
Adjustable rate loans, net of unearned income ...................      $   3,197,420   3,239,448    2,730,818    2,727,760
Fixed rate loans, net of unearned income ........................          2,314,610   2,235,722    2,344,058    2,265,703

     In the ordinary course of business, Synovus has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activities in these loans for the year ended December 31, 1995 (in thousands).

Balance at December 31, 1994 ..........................................................................      $ 135,645
Adjustment for executive officer and director changes .................................................         (9,399)
-----------------------------------------------------------------------------------------------------------------------
Adjusted balance at December 31, 1994 .................................................................        126,246
New loans .............................................................................................         66,482
Repayments ............................................................................................        (65,310)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ..........................................................................      $ 127,418
========================================================================================================================
--------------------------------------------------------------------------------

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 4    Other Assets

     Included in other assets are two significant balances; purchased and originated mortgage servicing rights, and computer software costs.

     Synovus adopted SFAS No. 122 as of July 1, 1995 and has capitalized all mortgage servicing rights since the adoption date. As of December 31, 1995, Synovus had approximately $8,569,000 in capitalized mortgage servicing rights, the fair value of which was approximately $9,844,000 and, at year end 1995, there was no valuation allowance.

     The following table summarizes TSYS computer software at December 31, 1995 and 1994:

(In thousands)                                                                                             1995                1994
------------------------------------------------------------------------------------------------------------------------------------
TS2 .........................................................................................             $33,049             33,049
Other internally developed software, including enhancements to TS2 ..........................               5,346              3,804
Purchased computer software .................................................................              17,138             11,781
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           55,533             48,634
Less accumulated amortization ...............................................................              16,317              9,394
------------------------------------------------------------------------------------------------------------------------------------
Computer software, net ......................................................................             $39,216             39,240
====================================================================================================================================

     Capitalized  software  development  costs,  related  to the  bankcard  data processing, for the years ended December 31, 1995, 1994, and 1993 were $2,617,000, $10,624,000, and $11,688,000, respectively. Amortization expense related to computer software costs was $7,358,000, $3,669,000 and $2,175,000 for the years ended December 31, 1995, 1994, and 1993, respectively.
--------------------------------------------------------------------------------

Note 5    Deposits

     In accordance with SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand accounts, interest bearing demand deposits, money market accounts, and savings accounts, is equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The following table presents fair value information on deposits as of December 31, 1995 and 1994:

                                                                                1995                                  1994
                                                                   ------------------------------        ---------------------------
                                                                      Carrying         Estimated           Carrying        Estimated
(In thousands)                                                        Value            Fair Value           Value         Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Non-interest bearing demand deposits .......................        $1,141,716         1,141,716           983,056           983,056
Interest bearing demand deposits ...........................           932,351           932,351           911,869           911,869
Money market accounts ......................................           925,861           925,861           843,619           843,619
Savings accounts ...........................................           465,491           465,491           485,989           485,989
Time deposits ..............................................         3,262,460         3,267,165         2,700,070         2,690,950
------------------------------------------------------------------------------------------------------------------------------------
                                                                    $6,727,879         6,732,584         5,924,603         5,915,483
====================================================================================================================================

     Time deposits over $100,000 at December 31, 1995, 1994, and 1993, were $1,023,900,000, $804,936,000, and $688,332,000, respectively. Interest expense for the years ended December 31, 1995, 1994, and 1993 on these large denomination deposits was $57,259,000, $31,865,000, and $27,605,000, respectively.
--------------------------------------------------------------------------------
                                      F-15

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
Note 6     Long-Term Debt

Long-term debt consists of the following:

                                                                                                                      December 31,
------------------------------------------------------------------------------------------------------------------------------------
 (In thousands)                                                                                                       1995     1994
------------------------------------------------------------------------------------------------------------------------------------
Parent Company:
6.125% senior notes, due October 15, 2003, with semi-annual interest payments and principal to be paid at maturity..$75,000   75,000
9.50% promissory notes, due October 31, 1995, with interest due monthly.............................................     --   13,000
Unsecured revolving credit agreement, due May 1, 1995, with interest due quarterly at .50% below the prime rate.....     --   12,500
8.75% Debenture, due May 15, 2004, with annual principal payments of $120,000 and $1,600,000 at maturity............  2,440    2,560
------------------------------------------------------------------------------------------------------------------------------------
     Total Parent Company Debt ..................................................................................... 77,440  103,060
------------------------------------------------------------------------------------------------------------------------------------


Subsidiaries:
Federal Home Loan Bank  advances  with monthly  interest  payments and principal payments due at various
     maturity dates through 2004 and interest rates ranging from 5.03% to 5.90% at December 31, 1995...............  26,300   34,140
12.00% mandatory convertible subordinated debentures, due August 19, 1995, with interest payments
     due semi-annually. (See details below regarding conversion)...................................................      --    1,137
9.23% note payable, due October 31, 2003, with annual principal and interest payments..............................     348      376
8.00% capital lease obligation payable, due in monthly principal and interest payments through 2002................     274      301
Other notes payable and capital lease obligations payable, with a weighted average interest
     rate of 5.44%, maturing at various dates through 2000.........................................................   2,453      797
------------------------------------------------------------------------------------------------------------------------------------
          Total Subsidiaries Debt..................................................................................  29,375   36,751
------------------------------------------------------------------------------------------------------------------------------------
          Total Long-Term Debt.....................................................................................$106,815  139,811
====================================================================================================================================

     The more significant debt agreements held by the Parent Company provide for certain limitations on: payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 1995, the most restrictive of these allow for the payment of cash dividends up to a maximum of $114,583,000.

     The Federal Home Loan Bank advances are secured by certain mortgage loans receivable as well as all of the stock of the Federal Home Loan Bank owned by Synovus.

     Mandatory convertible subordinated debentures of $1,137,280 matured on August 19, 1995. In accordance with the terms of these debentures, Synovus issued 301,886 shares of common stock to extinguish the debentures.

     The capital lease obligations payable and certain notes payable are secured by land, buildings, and equipment with a net carrying value at December 31, 1995, of approximately $829,000.

     Synovus has an unsecured line of credit, with an unaffiliated bank, for $20 million with an interest rate of 50 basis points above the "short-term index", as defined. There were no advances on this line of credit outstanding at any time in the years ended December 31, 1995 or 1994.

     Required annual principal payments on long-term debt for the five years subsequent to December 31, 1995, are as follows:

                        Parent
(In thousands)          Company    Subsidiaries   Total
--------------------------------------------------------------------------------
1996....................$120       12,503         12,623
1997.................... 120        8,104          8,224
1998.................... 120        7,079          7,199
1999.................... 120          382            502
2000.................... 120          307            427

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Short-term and long-term debt with adjustable interest rates are assumed to be at fair value. Short-term debt that matures within ten days is also assumed to be at fair value. The fair value of short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates. The following table presents fair value information on short-term and long-term debt as of December 31, 1995 and 1994:

                                                                      1995                         1994
                                                            -------------------------     --------------------------
                                                            Carrying       Estimated      Carrying        Estimated
(In thousands)                                              Amount         Fair Value     Amount          Fair Value
--------------------------------------------------------------------------------------------------------------------
Long-term debt with adjustable interest rates..........    $     --             --         12,500         12,500
Long-term debt with fixed interest rates...............     106,815         105,874       127,311        117,158
--------------------------------------------------------------------------------------------------------------------

Note 7    Income Taxes

Income tax expense (benefit) attributable to income before extraordinary item consists of:

(In thousands)          1995       1994      1993
--------------------------------------------------------------------------------
Currently payable:
  Federal .......... $ 65,009     46,304     39,634
  State ............    4,048      4,267      4,353
--------------------------------------------------------------------------------
                       69,057     50,571     43,987
--------------------------------------------------------------------------------
Deferred:
  Federal ..........   (3,792)      (997)      (989)
  State ............     (379)      (100)       (73)
--------------------------------------------------------------------------------
                       (4,171)    (1,097)    (1,062)
--------------------------------------------------------------------------------
  Total income taxes $ 64,886     49,474     42,925
================================================================================

Income tax expense attributable to income before extraordinary item differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income before extraordinary item as a result of the following:

(In thousands)                                             1995        1994       1993
-----------------------------------------------------------------------------------------
Taxes at statutory federal income tax rate ..........   $ 62,814      48,624     43,156
Tax-exempt income ...................................     (2,956)     (3,654)    (4,287)
State income taxes, net of federal income tax benefit      2,385       2,709      2,782
Minority interest ...................................      1,867       1,514      1,364
Other, net ..........................................        776         281        (90)
----------------------------------------------------------------------------------------
  Total income tax expense ..........................   $ 64,886      49,474     42,925
========================================================================================
  Effective tax rate ................................      36.15%      35.61      34.81
=========================================================================================

     The significant components of deferred income tax expense for the years ended December 31, 1995 and 1994 are as follows:

(In thousands)                                                                                          1995       1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in net tax benefit (exclusive of the components listed below) ..............    $ (9,065)     17,339        208
Adjustments to deferred income tax assets and liabilities for enacted tax rate change ..........          --         240        786
Change in valuation allowance ..................................................................        (418)        406         95
Change in deferred income tax assets and liabilities related to net unrealized gain (loss)
  on securities available for sale .............................................................      13,788     (16,555)       (27)
Deferred tax assets of acquired companies ......................................................        (134)       (333)        --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $  4,171       1,097      1,062
====================================================================================================================================

SYNOVUS FINANCIAL CORP.
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 1995 and 1994 are presented below:

(In thousands)                                                                                           1995                 1994
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:

Provision for losses on loans ...........................................................             $ 32,244               28,406
Net unrealized loss on investment securities available for sale .........................                   --               10,638
Other ...................................................................................               11,610                8,857
------------------------------------------------------------------------------------------------------------------------------------
  Total gross deferred income tax assets ................................................               43,854               47,901
  Less valuation allowance ..............................................................                 (383)                (801)
------------------------------------------------------------------------------------------------------------------------------------
     Net deferred income tax assets .....................................................               43,471               47,100
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:

Differences in depreciation .............................................................               (6,220)              (5,134)
Restricted stock awards .................................................................               (1,206)              (1,163)
Computer software development costs .....................................................              (14,958)             (13,050)
Net unrealized gain on investment securities available for sale .........................               (3,150)                  --
Pension .................................................................................                 (241)              (2,111)
Purchase accounting adjustments .........................................................               (1,338)              (1,593)
Other, net ..............................................................................               (7,791)              (6,417)
------------------------------------------------------------------------------------------------------------------------------------
   Total gross deferred income tax liabilities ..........................................              (34,904)             (29,468)
------------------------------------------------------------------------------------------------------------------------------------
      Net deferred income tax assets ....................................................             $  8,567               17,632
====================================================================================================================================

     The valuation allowance for deferred tax assets as of December 31, 1995 and 1994 was $383,000, and $801,000, respectively. The net change in the total valuation allowance for the years ended December 31, 1995 and 1994 was a decrease of $418,000 and an increase of $406,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Synovus will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 1995.
--------------------------------------------------------------------------------

Note 8    Employee Benefit Plans

     In 1994 and 1993, Synovus had noncontributory, trusteed pension plans (collectively referred to as "Plan") covering substantially all employees over 201/2 years of age. Total pension expense recorded in the accompanying financial statements was approximately $1,516,000 and $1,182,000, in 1994 and 1993, respectively.

     In 1995, Synovus terminated the Plan and began to settle the benefit obligations. During the year ended December 31, 1995, approximately $15,849,000 of the accumulated benefit obligation was settled with a loss on settlement of $3,195,000. The remaining obligations will be settled in 1996 with an expected loss on settlement of approximately $600,000.

     In 1995, Synovus adopted a 7% defined-contribution, money purchase plan to replace the terminated pension plan above. In addition, Synovus generally provides noncontributory, trusteed, profit sharing and 401(k) plans which cover all eligible employees. Annual discretionary contributions to these profit sharing and 401(k) plans are set each year by the respective Boards of Directors of each affiliate, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans were $23,238,000, $12,853,000, and $12,107,000, in 1995, 1994, and 1993, respectively.

     Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus' plans, except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS contributed $2,623,000, $1,949,000, and $1,552,000 to these plans in 1995, 1994, and 1993, respectively.

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Synovus has entered into employment agreements with certain executive officers for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The estimated present value of the deferred compensation is being accrued over the remaining expected term of active employment. Aggregate compensation expense under the foregoing employment agreements, together with the cost of salary continuation plans for certain other officers, was approximately $260,000, $460,000, and $377,000 in 1995, 1994, and 1993, respectively.

     Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost are not material to Synovus' consolidated financial statements.

     Under key executive restricted stock bonus plans, Synovus has awarded an aggregate of 232,732 non-transferable, restricted shares of Synovus common stock to various key executives. The market value of the common stock at the date of issuance is included as a reduction of shareholders' equity in the consolidated statements of condition and is amortized as compensation expense using the straight-line method over the vesting period of the awards. Aggregate compensation expense with respect to the foregoing restricted stock awards was approximately $779,000, $1,421,000, and $746,000 in 1995, 1994, and 1993,
respectively.

     Year plan      Market value
     adopted        at award date       Vesting period
--------------------------------------------------------------------------------
     1990              $  185,000             5 years
     1992               1,576,000             4 years
     1994                 870,000             5 years
     1995               2,054,000             5 years

     TSYS has awarded 653,400 non-transferable, restricted shares of its common stock to various key executives under restricted stock bonus plans. The aggregate market value of the shares is being amortized on a straight-line basis over the vesting period of the awards. The amounts and terms of common stock issued under restricted stock bonus awards are summarized as follows:

     Year plan         Market value
     adopted           at award date     Vesting period
--------------------------------------------------------------------------------
     1985               $  228,125        10 years
     1990                  165,886        70 months
     1992                1,801,250         6 years
     1992                1,332,800         5 years

     Under the various stock option plans, Synovus has granted options for 2,256,264 shares of common stock to officers of Synovus and its affiliates. Synovus has expensed $1,016,000, $1,129,000, and $1,074,000 in 1995, 1994, and
1993, respectively, related to the compensation element of these plans. At December 31, 1995, unamortized deferred compensation expense of $2,239,000 related to these options remained and will be amortized over the vesting period through 1997. The options outstanding at December 31, 1995, had an average price of $15.17.

     Additional information relating to these stock options is as follows:

                                                                       1995             1994                1993
------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of period ..............         1,876,888          1,584,344           1,462,687
Options granted .........................................           825,124            542,177             334,279
Options exercised .......................................         (436,410)           (177,409)           (212,622)
Options cancelled .......................................           (9,338)            (72,224)                --
-------------------------------------------------------------------------------------------------------------------
  Options outstanding at end of period ..................         2,256,264          1,876,888           1,584,344
===================================================================================================================
  Options exercisable at end of period ..................           741,356            589,142             491,291
===================================================================================================================
Options' prices per share:
  Options granted during the period .....................  $  9.74 to 22.75      7.14 to 19.12       9.72 to 10.67
  Options exercised during the period ...................  $  4.55 to 11.70      4.12 to 10.83       3.93 to 15.23
  Options outstanding at end of period ..................  $  4.55 to 22.75      4.55 to 19.12       3.93 to 15.23
-------------------------------------------------------------------------------------------------------------------

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 9    Commitments

Off-Balance Sheet Financial Instruments

     Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, reduce its own exposure to fluctuations in interest rates, and to conduct lending activities. These financial instruments include commitments to extend credit, standby and commercial letters of credit, and interest rate swaps. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

     Synovus' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contract amount of those instruments. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For interest rate swap agreements held at year end, Synovus had insignificant credit risk.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.

     Loan commitments and letters of credit at December 31, 1995 and 1994 include the following:

(In thousands)                                                                   1995            1994
------------------------------------------------------------------------------------------------------
Standby letters of credit .................................................. $  255,230        192,162
Undisbursed construction loans  ............................................    316,139        269,549
Unused credit card lines  ..................................................    552,831        557,270
Other loan commitments .....................................................    700,227        624,029
Commitments to sell mortgage loans..........................................     36,000         13,500
------------------------------------------------------------------------------------------------------
  Total .................................................................... $1,860,427      1,656,510
======================================================================================================

     Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts, but also the interest rate risk associated with hedged positions. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

     In October of 1995, Synovus and its subsidiary bank, Columbus Bank and Trust Company, entered the interest rate swap market for interest rate risk management purposes. The consolidated notional amount of interest rate swap contracts is $125,000,000 with no carrying amount and an estimated fair value of $1,776,000 at December 31, 1995.

     These interest rate swaps have been entered into to convert floating rate assets to fixed rate assets. The weighted average fixed rate is 5.98% and the variable rate, based on three month LIBOR, was 5.88% at December 31, 1995, with contract maturities in October 1999.

Lease Commitments

     Synovus has entered into long-term operating leases for various branch locations, data processing equipment, and furniture. Management expects that, as these leases expire, they will be renewed or replaced by other leases. At December 31, 1995, minimum rental commitments under all such noncancellable leases aggregated $84,296,000 of which the following approximate amounts are due for the next five years:

                                               Equipment
                                     Real        and
(In thousands)                     Property    Furniture    Total
--------------------------------------------------------------------------------
1996.......................      $5,136        26,253       31,389
1997.......................       4,253        22,484       26,737
1998.......................       3,650         5,203        8,853
1999.......................       2,999         3,919        6,918
2000.......................       2,632         1,453        4,085

     Rental expense on equipment, including cancellable leases, was $33,445,000, $25,111,000, and $21,716,000 in 1995, 1994, and 1993, respectively. Rental expense on facilities was $6,144,000,  $5,586,000, and $4,659,000 in 1995, 1994,
and 1993, respectively.


                                                              ANNUAL REPORT 1995

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Contract Commitments

     In the normal course of its business, TSYS maintains processing agreements with its customers. These processing agreements contain contractual commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their agreements with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

Legal  Proceedings

     Synovus is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position.

     Currently, multiple lawsuits, some seeking class action treatment, are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) the sale of credit life insurance made in connection with consumer credit transactions; (2) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; and (3) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance. These lawsuits seek unspecified damages, including punitive damages, and some purport to be class actions which, if certified, may involve many of such subsidiary's consumer credit transactions in Alabama for a number of years. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based on information presently available, and in light of legal and other defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted, however, that large punitive damage awards, bearing little relation to the actual damages sustained by plantiffs, have been awarded in Alabama.

--------------------------------------------------------------------------------

Note 10   Supplemental Financial Data

Components of other operating expenses in excess of 1% of total revenues for any of the respective periods are as follows:

(In thousands)                                    1995      1994      1993
--------------------------------------------------------------------------------
Stationery, printing, and supplies............. $23,692    19,552    16,240
FDIC insurance ................................   7,849    12,742    11,450
--------------------------------------------------------------------------------

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 11   Industry Segments

     Synovus operates principally in the banking industry through its affiliate banks and broker/dealer company. Synovus also operates in the computerized data processing industry through its majority-owned subsidiary, TSYS, which provides bankcard data processing for unaffiliated financial institutions and for Synovus. All inter-segment services provided are charged at the same rates as unaffiliated customers, are included in the revenues and net income of the respective segments, and are eliminated to arrive at consolidated totals.

     Industry segment information for the years ended December 31, 1995, 1994, and 1993 is presented below.

                                                            Data         General
(In thousands)                               Banking      Processing     Corporate       Eliminations    Consolidated
---------------------------------------------------------------------------------------------------------------------
Revenues.......................... 1995   $  709,774      249,708          --             (2,860)<F1>        956,622
                                   1994      586,917      187,571          --             (1,774)<F1>        772,714
                                   1993      529,722      152,074          --             (1,662)<F1>        680,134

Net income........................ 1995      105,692       27,730       (13,506)          (5,333)<F2>        114,583
                                   1994       83,983       22,490       (12,696)          (4,325)<F2>         89,452
                                   1993       76,364       20,223       (15,224)          (3,896)<F2>         77,467

Identifiable assets............... 1995    7,719,615      199,000         51,478         (42,498)          7,927,595
                                   1994    6,989,998      165,042         55,111         (34,072)          7,176,079
                                   1993    6,508,231      133,339         34,267         (19,663)          6,656,174

Capital expenditures<F3>......... 1995       22,835       25,108            269              --              48,212
                                   1994       19,117       22,501            320              --              41,938
                                   1993       30,786       21,630            469              --              52,885

Depreciation and
  amortization on premises,
  equipment, and purchased
  software ....................... 1995       13,999       17,126            332              --              31,457
                                   1994       12,871       13,472            365              --              26,708
                                   1993       11,834       12,556            280              --              24,670
---------------------

<F1> Principally, data processing service revenues provided to the banking segment.
<F2> Minority interest in the data processing segment.
<F3> Excludes expenditures related to data processing subsidiary's capitalization of internal software development costs.
--------------------------------------------------------------------------------------------------------------------

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 12   Condensed Financial Information of Synovus Financial Corp.
          (Parent Company only)

Condensed Statements of Condition
(In thousands)

December 31,                                                                                                1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Assets

Cash ..........................................................................................         $      47               239
Investment in consolidated bank subsidiaries, at equity .......................................           736,379           639,801
Investment in consolidated nonbank subsidiaries, at equity ....................................             6,775             4,874
Notes receivable from subsidiaries ............................................................            27,853            24,288
Other assets ..................................................................................            24,040            33,069
------------------------------------------------------------------------------------------------------------------------------------
          Total assets ........................................................................         $ 795,094           702,271
====================================================================================================================================
Liabilities and Shareholders' Equity

Long-term debt ................................................................................         $  77,440           103,060
Other liabilities .............................................................................            24,099            19,331
------------------------------------------------------------------------------------------------------------------------------------
          Total liabilities ...................................................................           101,539           122,391
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock .............................................................................            77,281            76,134
     Surplus ..................................................................................           127,021           118,782
     Less treasury stock ......................................................................            (1,022)           (7,680)
     Less unamortized restricted stock ........................................................            (2,663)           (1,538)
     Net unrealized gain (loss) on investment securities available for sale ...................             5,774           (20,744)
     Retained earnings ........................................................................           487,164           414,926
------------------------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity ..........................................................           693,555           579,880
------------------------------------------------------------------------------------------------------------------------------------
          Total liabilities and shareholders' equity ..........................................         $ 795,094           702,271
====================================================================================================================================

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Condensed Statements of Income
(In thousands)

Years ended December 31,                                                                           1995        1994      1993
--------------------------------------------------------------------------------------------------------------------------------
Income:
     Dividends received from bank subsidiaries ..............................................   $  76,464     72,800     46,407
     Dividends received from nonbank subsidiaries ...........................................          --        300        733
     Management fees ........................................................................       2,511      3,586      3,273
     Interest income ........................................................................       2,149      1,425        546
     Other income ...........................................................................       2,616      2,330      1,851
------------------------------------------------------------------------------------------------------------------------------------
          Total income ......................................................................      83,740     80,441     52,810
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
     Interest expense .......................................................................       6,046      6,874      6,983
     Other expenses .........................................................................      23,904     19,758     17,103
------------------------------------------------------------------------------------------------------------------------------------
          Total expenses ....................................................................      29,950     26,632     24,086
------------------------------------------------------------------------------------------------------------------------------------
          Income before income taxes and equity in undistributed income of subsidiaries .....      53,790     53,809     28,724
Allocated income tax benefit ................................................................      (9,246)    (6,931)    (3,585)
------------------------------------------------------------------------------------------------------------------------------------
          Income before equity in undistributed income of subsidiaries ......................      63,036     60,740     32,309
Equity in undistributed income of subsidiaries ..............................................      51,547     28,712     48,070
------------------------------------------------------------------------------------------------------------------------------------
          Income before extraordinary item ..................................................     114,583     89,452     80,379
Extraordinary item - loss related to early extinguishment of debt (net of income tax
      benefit of $1,568).....................................................................          --         --     2,912
------------------------------------------------------------------------------------------------------------------------------------
          Net income ........................................................................   $ 114,583     89,452    77,467
====================================================================================================================================



                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Condensed Statements of Cash Flows
(In thousands)
Years ended December 31,                                                                  1995             1994         1993
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
     Net income .....................................................................   $ 114,583            89,452     77,467
     Adjustments to reconcile net income to net cash
          provided by operating activities:
               Equity in undistributed earnings of subsidiaries .....................     (51,547)          (28,712)   (48,070)
               Net income of equity method investment ...............................         (78)             (337)      (329)
               Extraordinary item - loss related to early extinguishment of debt, net          --                --      2,912
               Depreciation, amortization, and accretion, net .......................         739             1,312      1,326
               Net increase in other liabilities ....................................       5,723             5,474      5,383
               Net decrease (increase) in other assets ..............................       8,799           (10,632)    (1,047)
------------------------------------------------------------------------------------------------------------------------------------
                    Net cash provided by operating activities .......................      78,219            56,557     37,642
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
     Net investment in subsidiaries .................................................      (9,835)          (11,005)   (22,180)
     Cash from merged parent company operations .....................................         515              --         --
     Net decrease (increase) in notes receivable from subsidiaries ..................       1,200             1,700       (400)
     Net increase in short-term notes receivable from subsidiaries ..................      (4,765)           (6,907)   (11,481)
     Purchase of premises and equipment, net ........................................        (266)             (301)      (913)
------------------------------------------------------------------------------------------------------------------------------------
                    Net cash used in investing activities ...........................     (13,151)          (16,513)   (34,974)
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
     Dividends paid to shareholders .................................................     (42,042)          (33,006)   (27,191)
     Net decrease in short-term borrowings ..........................................        --              (5,404)      (620)
     Principal repayments on long-term debt .........................................     (25,620)           (2,166)   (69,065)
     Extraordinary item - loss related to early extinguishment of debt, net .........        --                --       (2,912)
     Proceeds from issuance of long-term debt .......................................        --               5,000     82,500
     Purchase of treasury stock .....................................................      (1,303)           (6,013)      --
     Proceeds from issuance of common stock .........................................       3,705             1,270     14,447
------------------------------------------------------------------------------------------------------------------------------------
                    Net cash used in financing activities ...........................     (65,260)          (40,319)    (2,841)
------------------------------------------------------------------------------------------------------------------------------------
Decrease in cash ....................................................................        (192)             (275)      (173)
Cash at beginning of period .........................................................         239               514        687
------------------------------------------------------------------------------------------------------------------------------------
Cash at end of period ...............................................................   $      47               239        514
====================================================================================================================================

     Supplemental Information: For the years ended December 31, 1995, 1994, and 1993, the Parent Company paid income taxes of $68 million, $48 million, and $42 million, and interest in the amounts of $6 million, $7 million, and $7 million, respectively.

     The amount of dividends paid to the Parent Company from the affiliate banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 1996, without prior approval from the banking regulatory agencies, is approximately $98,375,000. In prior years, Synovus' banks have received permission and have paid cash dividends to the Parent Company in excess of these regulatory limitations.

     As a result of the regulatory limitations, at December 31, 1995, approximately $644,779,000 of the Parent Company's investment in net assets of subsidiary banks of $743,154,000, as shown in the accompanying condensed statements of condition, was restricted from transfer by subsidiary banks to the Parent Company in the form of cash dividends.

     The Federal Reserve Board issues guidelines for insured banks' minimum capital requirements. The capital requirements are based upon the perceived risk inherent in the assets of the company. The minimum risk-based capital required is 8% of which 4% must be Tier 1 Capital. Synovus exceeded minimum levels of required regulatory capital at December 31, 1995.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under the regulations, each bank is classified into one of the five categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) based on its level of risk-based capital as measured by the bank's Tier 1 capital ratio, total risk-based capital ratio, leverage ratio, and supervisory rating. FDICIA defines "well-capitalized" banks or bank holding companies as entities having a total risk-based capital ratio of 10% or higher, a Tier I risk-based capital ratio of 6% or higher, and a leverage ratio of 5% or higher. At December 31, 1995, Synovus and its bank subsidiaries have adequate capital to be classified as well-capitalized institutions under the FDICIA regulations.

--------------------------------------------------------------------------------

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------
[LOGO]KPMG Peat Marwick LLP
     303 Peachtree Street, N.E.
     Suite 2000
     Atlanta, GA   30308


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Synovus Financial Corp.:

     We have audited the accompanying consolidated statements of condition of Synovus Financial Corp. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of Synovus' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in the summary of significant accounting policies and note 2, Synovus changed its method of accounting for investments to adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", at December 31, 1993.

/s/KPMG Peat Marwick LLP



January 26, 1996



     Member Firm of
     Klynveld Peat Marwick Goerdeler

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

                                                                                                   Percent
Years ended December 31,                                               1995             1994       Change
------------------------------------------------------------------------------------------------------------------------------------
Statements of Condition
     Assets ................................................         $7,927,595      7,176,079      10.5%
     Loans, net ............................................          5,430,646      4,999,858       8.6
     Deposits ..............................................          6,727,879      5,924,603      13.6
     Shareholders' equity ..................................            693,555        579,880      19.6
     Book value per share ..................................               8.98           7.67      17.1
     Cash dividends declared per share .....................                .54            .45      20.0
     Equity to assets ......................................               8.75%          8.08
     Reserve for loan losses to loans ......................               1.48           1.48
------------------------------------------------------------------------------------------------------------------------------------
Statements of Income
     Net income ............................................         $  114,583         89,452      28.1%
     Net income per share ..................................               1.50           1.19      25.6
------------------------------------------------------------------------------------------------------------------------------------
Performance Ratios
     Return on assets ......................................               1.53%          1.32
     Return on equity ......................................              17.92          15.79
     Net interest margin ...................................               5.15           5.05
     Net overhead ratio ....................................               1.75           1.95
------------------------------------------------------------------------------------------------------------------------------------

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------
                                FINANCIAL REVIEW

Summary

     Synovus Financial Corp. (Synovus) has continued to improve performance with the most successful year in its history. Net income for 1995 was $114.6 million, increasing 28.1% over the $89.5 million earned in 1994. Net income per share increased to $1.50 in 1995, up 25.6% from the $1.19 earned in 1994. Return on assets continued to improve in 1995 increasing 21 basis points to 1.53%, compared to 1.32% in 1994. Return on equity also improved to 17.92% in 1995, compared to 15.79% in 1994.

     These record results are attributable to significant improvements in Synovus' banking operations and at Total System Services, Inc.(TSYS), Synovus' majority owned bankcard processing subsidiary. During 1995, net interest income and non-interest income grew 13.5% and 24.2%, respectively, over 1994 while non-interest expense increased 16.0% and the provision for loan losses increased only 1.6%.

     Synovus' banking operations results, which exclude TSYS, also continued to improve during 1995. Net income for Synovus' banking operations increased 29.3% to $92.2 million from $71.3 million in 1994. Return on assets for Synovus' banking operations improved in 1995 increasing 19 basis points to 1.26%, compared to 1.07% in 1994. Return on equity allocated to Synovus' banking operations also improved to 17.31% in 1995, compared to 15.01% in 1994.

     Synovus' total assets ended the year at $7.9 billion, a growth rate of 10.5% over 1994. This growth resulted from an $803.3 million increase, or 13.6%, in total deposits. Net loans grew $430.8 million, or 8.6%. The increases in both loans and deposits reflect a strong Southeastern economic environment as well as market share gains. Shareholders' equity grew 19.6% to $693.6 million, which represented 8.75% of total assets.

     The following discussion reviews the results of operations and assesses the financial condition of Synovus. This discussion should be read in conjunction with the preceding consolidated financial statements and accompanying notes.

     On March 8, 1993, Synovus declared a three-for-two stock split effective April 1, 1993, to shareholders of record on March 18, 1993. Share and per share data for all periods presented have been retroactively restated to reflect the additional shares outstanding resulting from the stock split.
--------------------------------------------------------------------------------

Table 1

Five Year Selected Financial Data
(In thousands, except per share data)
                                                                                 Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                    1995            1994           1993          1992         1991
------------------------------------------------------------------------------------------------------------------------------------
Net interest income ........................................       $341,875        301,231       263,213       241,203       203,728
Provision for losses on loans ..............................         25,787         25,387        24,924        33,302        29,161
Income before extraordinary item ...........................        114,583         89,452        80,379        66,685        51,959
Net income .................................................        114,583         89,452        77,467        66,685        51,959
Per share data:
     Income before extraordinary item ......................           1.50           1.19          1.09           .92           .74
     Net income ............................................           1.50           1.19          1.05           .92           .74
     Cash dividends declared ...............................           .540           .450          .373          .310          .267
Long-term debt .............................................        106,815        139,811       143,481       143,215       109,794
Average total equity .......................................        639,426        566,562       505,027       444,565       383,352
Average total assets .......................................      7,498,299      6,782,659     6,141,794     5,702,968     4,966,446
Ratios:
     Return on assets before extraordinary item ............           1.53%          1.32          1.31          1.17          1.05
     Return on assets after extraordinary item .............           1.53           1.32          1.26          1.17          1.05
     Return on equity before extraordinary item ............          17.92          15.79         15.92         15.00         13.55
     Return on equity after extraordinary item .............          17.92          15.79         15.34         15.00         13.55
     Dividend payout ratio (a) .............................          36.69          36.90         35.10         28.59         30.79
     Average equity to average assets ......................           8.53           8.35          8.22          7.80          7.72

(a)  Determined by dividing dividends declared by net income, including pooled subsidiaries.

--------------------------------------------------------------------------------

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------
Acquisitions

     The 1995 merger activity resulted in Synovus' entry into South Carolina and an expanded presence in Georgia. The merger with NBSC Corporation of Columbia, South Carolina, represents the largest in our history. NBSC brings a veteran management team and an opportunity to provide products and services to the growing markets in South Carolina.

     In addition, the mergers with Douglasville, Georgia, based Citizens & Merchants Corporation and Riverdale, Georgia, based Peach State Bank continue to provide Synovus with access to the growth in the Atlanta suburbs.

A list of the bank acquisitions completed during the past two years follows:

(Dollars in thousands)
                                                                              Acquired       Shares       Financial
     Company and Location                            Date                     Assets         Issued       Statement Presentation
-----------------------------------------------------------------------------------------------------------------------------------
Citizens & Merchants Corporation                   April 28, 1995          $   52,000       626,469       Pooling (Non-restated)
     Douglasville, Georgia
NBSC Corporation                                   February 28, 1995       $1,100,000     7,929,348       Restated Pooling
     Columbia, South Carolina
Peach State Bank                                   January 31, 1995        $   43,000       266,498       Purchase
     Riverdale, Georgia
State Bancshares, Inc.                             October 31, 1994        $   62,000       548,879       Pooling (Non-restated)
     Enterprise, Alabama
PNB Bankshares, Inc.                               May 31, 1994            $   78,000       548,213       Pooling (Non-restated)
     Peachtree City, Georgia

This information is discussed in further detail in Note 1 of the financial statements.
--------------------------------------------------------------------------------

Table 2

Net Interest Income
(In thousands)

                                                                                                Years Ended December 31,
                                                                                ----------------------------------------------------
                                                                                        1995               1994              1993
                                                                                ----------------------------------------------------
Interest income ..........................................................            $615,788            498,382            443,872
Taxable-equivalent adjustment ............................................               5,107              5,599              6,830
------------------------------------------------------------------------------------------------------------------------------------
          Interest income, taxable-equivalent ............................             620,895            503,981            450,702
Interest expense .........................................................             273,913            197,151            180,659
------------------------------------------------------------------------------------------------------------------------------------
          Net interest income, taxable-equivalent ........................            $346,982            306,830            270,043
====================================================================================================================================
--------------------------------------------------------------------------------

Earning Assets, Sources of Funds, and Net Interest Income

     Average total assets for 1995 were $7.5 billion, or 10.6% over 1994 average total assets of $6.8 billion. Average earning assets for 1995 were $6.7 billion, which represented 90% of average total assets. A $664.6 million, or 11.6%, increase in average deposits for 1995 provided the funding for a $628.3 million, or 13.6%, increase in average net loans. Average shareholders' equity for 1995 ended the year at $639.4 million.

     For 1994, average total assets increased $640.9 million, or 10.4%. Average earning assets for 1994 were $6.1 billion, which represented 90% of average total assets. For more detailed information on Synovus average statement of condition for the years ended 1995, 1994, and 1993, refer to Table 3.

     Net interest income (interest income less interest expense) is the largest component of Synovus' net income. This major source of income represents the earnings of Synovus' primary business of gathering funds from deposit sources and investing those funds in loans and securities. Synovus' long term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity, and capital risks.

     Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See
Table 2). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing costs (spread rate), and by the percentage of interest earning assets funded by interest bearing liabilities.



SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

     Net interest income for 1995 was a record $341.9 million, up $40.6 million, or 13.5%, from 1994. On a taxable-equivalent basis, net interest income was $347.0 million, up $40.2 million, or 13.1%, over 1994. During 1995, average interest earning assets increased $658.3 million, or 10.8%, with the majority of this growth being in loans. Increases in the level of time deposits were the main contributor to the $516.7 million, or 9.9%, growth in average interest bearing liabilities.

     The 5.15% net interest margin achieved in 1995 is a 10 basis point increase over the 5.05% reported for 1994. This increase was primarily due to a 92 basis point increase in interest earning asset yields and a greater contribution from non-interest bearing funding sources. In 1995, the earning asset mix shifted more toward loans versus investment securities. This mix change had a favorable impact on the overall earning asset yield. Increases in the rate paid on interest bearing liabilities are primarily attributable to two factors. One factor is the continued repricing of deposits upward during 1995 with a general lag in deposit repricing as compared to interest earning assets. The other factor is the change in the mix of interest bearing liabilities as customers began moving their deposits back to higher paying time deposits from lower paying transaction accounts, as their expectations of the market rates changed in 1995. Another influence impacting the net interest margin is the percentage of earning assets funded by interest bearing liabilities. Funding for Synovus' earning assets comes from interest bearing liabilities, non-interest bearing liabilities, and shareholders' equity. Earning assets funded by non-interest bearing liabilities continue to provide a positive impact on the net interest margin.

     During 1994, net interest income and tax-equivalent net interest income increased 14.4% and 13.6%, respectively. Average interest earning assets grew
10.0% while interest bearing liabilities increased 8.6%. This growth, along with a 16 basis point improvement in the net interest margin to 5.05% from 4.89%, contributed to Synovus' earnings. The increase in the spread rate of 11 basis points was the result of a 13 basis point increase in the yield on earning assets offset by a 2 basis point increase in the rate paid on interest bearing liabilities. The net interest margin also increased as a result of a 14.8% increase in average non-interest bearing demand deposits. The increasing market rates experienced during 1994 resulted in the repricing of interest earning assets upward, while depositors reinvested funds from maturing time deposits into savings accounts, interest bearing demand accounts, and money market accounts on a temporary basis, as their expectations were for further increases in market rates.

     Despite the growth in net interest income and the strong net interest margin, the margin declined from a first quarter high of 5.25% to 5.10% in the fourth quarter of 1995. This decline during 1995 primarily resulted from a shift of transaction oriented deposit accounts to time deposits. Synovus sought to manage this decline through the use of product and pricing management as well as hedging opportunities using off-balance sheet derivatives. These activities are discussed further in the "Off-Balance Sheet Derivatives for Interest Rate Risk
Management" section of this report.




                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 3

Consolidated Average Balances, Interest, and Yields
(In thousands)

                                                          1995                        1994                       1993
                                            ----------------------------------------------------------------------------------------
                                            Average              Yield/   Average              Yield/   Average               Yield/
                                            Balance   Interest   Rate     Balance    Interest  Rate     Balance    Interest    Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets
Interest earning assets:
     Taxable loans, net <F1><F2>........  $5,288,863   522,258   9.87%  $4,643,731   412,086    8.87%  $4,175,384  358,366     8.58%
     Tax-exempt loans, net <F2><F3>.....      38,044     4,230  11.12       45,755     4,747   10.37       54,048    5,197     9.62
     Reserve for loan losses ...........     (80,034)              --      (70,893)                --     (66,057)               --
-----------------------------------------------------------------------------------------------------------------------------------
          Loans, net ...................   5,246,873   526,488  10.03    4,618,593   416,833    9.03    4,163,375  363,563     8.73
-----------------------------------------------------------------------------------------------------------------------------------

     Taxable investment securities <F4> .  1,270,063    77,198   6.08    1,270,976     72,546   5.71    1,115,237   69,494     6.23
     Tax-exempt investment securities<F3><F4>120,064    11,096   9.24      123,437     11,780   9.54      137,744   14,318    10.39
-----------------------------------------------------------------------------------------------------------------------------------
          Total investment securities ..   1,390,127    88,294   6.35    1,394,413     84,326   6.05    1,252,981   83,812     6.69
-----------------------------------------------------------------------------------------------------------------------------------
     Interest earning deposits with banks      1,828       107   5.85          641         35   5.46        2,324      127     5.46
     Federal funds sold ................     101,334     6,006   5.93       68,196      2,787   4.09      107,850    3,200     2.97
-----------------------------------------------------------------------------------------------------------------------------------
          Total interest earning assets    6,740,162   620,895   9.21    6,081,843    503,981   8.29    5,526,530  450,702     8.16
-----------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks ................     298,328                       284,651                        273,921
Premises and equipment, net ............     209,415                       197,313                        183,665
Other real estate ......................      13,582                        15,182                         19,045
Other assets <F5>.......................     236,812                       203,670                        138,633
-----------------------------------------------------------------------------------------------------------------------------------
          Total assets .................  $7,498,299                    $6,782,659                     $6,141,794
===================================================================================================================================
Liabilities and Shareholders' Equity
Interest bearing liabilities:
     Interest bearing demand deposits ..  $  887,694    23,947   2.70%  $  873,992     22,614   2.59%  $  780,292   20,512     2.63%
     Money market accounts .............     915,710    36,817   4.02      863,081     26,126   3.03      829,275   23,529     2.84
     Savings deposits ..................     475,962    13,746   2.89      510,380     14,226   2.79      434,037   12,643     2.91
     Time deposits .....................   3,113,375   179,251   5.76    2,574,468    113,953   4.43    2,443,877  107,960     4.42
     Federal funds purchased and
          securities sold under agreement
          to repurchase ................     216,342    12,092   5.59      235,858     10,021   4.25      158,050    5,045     3.19
     Other borrowed funds ..............     125,317     8,060   6.43      159,900     10,211   6.39      157,181   10,970     6.98
-----------------------------------------------------------------------------------------------------------------------------------
          Total interest bearing
            liabilities.................   5,734,400   273,913   4.78    5,217,679    197,151   3.78    4,802,712  180,659     3.76
-----------------------------------------------------------------------------------------------------------------------------------
          Spread rate ..................                         4.43%                          4.51%                          4.40%
===================================================================================================================================
Non-interest bearing demand deposits ...     986,582                       892,800                        777,973
Other liabilities ......................     137,891                       105,618                         56,082
Shareholders' equity ...................     639,426                       566,562                        505,027
-----------------------------------------------------------------------------------------------------------------------------------
          Total liabilities and
               shareholders' equity ....  $7,498,299                    $6,782,659                     $6,141,794
===================================================================================================================================
Net interest income/margin ............                346,982   5.15%                306,830   5.05%              270,043     4.89%
===================================================================================================================================
Taxable-equivalent adjustment .........                 (5,107)                        (5,599)                      (6,830)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income, actual ...........               $341,875                       $301,231                     $263,213
===================================================================================================================================
----------------

<F1> Average loans are shown net of unearned income. Nonperforming loans are included.
<F2> Interest income includes loan fees as follows: 1995  - $20,825, 1994 - $19,140, 1993 - $19,176.
<F3> Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting  interest on tax-exempt  loans and investment securities to a taxable-equivalent basis.
<F4> Includes certain investment securities available for sale, at their respective average amortized cost. For the years ended
     December 31, 1995, 1994, and 1993, the average amortized cost of these securities amounted to $881,063, $863,655, and $55,781, respectively.
<F5> In 1995 and 1994 there were $7,674 and $8,293, respectively, of average net unrealized losses on investment securities available for sale. Synovus adopted SFAS No. 115 on December 31, 1993. Prior to that date, the average recorded balance of net unrealized gains or losses was insignificant.

--------------------------------------------------------------------------------
                                      F-31

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 4

Rate/Volume Analysis
(In thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                          1995 Compared to 1994       1994 Compared to 1993
------------------------------------------------------------------------------------------------------------------------------------
                                                            Change Due to <F1>           Change Due to <F1>
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Yield/    Net                Yield/    Net
                                                        Volume    Rate      Change    Volume    Rate     Change
------------------------------------------------------------------------------------------------------------------------------------
Interest earned on:
     Taxable loans, net .............................. $ 57,249   52,923   110,172   40,197   13,523   53,720
     Tax-exempt loans, net <F2>.......................     (800)     283      (517)    (797)     347     (450)
     Taxable investment securities ...................      (52)   4,704     4,652    9,705   (6,653)   3,052
     Tax-exempt investment securities <F2>............     (322)    (362)     (684)  (1,487)  (1,051)  (2,538)
     Interest earning deposits with banks ............       65        7        72      (92)      --      (92)
     Federal funds sold ..............................    1,354    1,865     3,219   (1,177)     764     (413)
------------------------------------------------------------------------------------------------------------------------------------

          Total interest income ......................   57,494   59,420   116,914   46,349    6,930   53,279
------------------------------------------------------------------------------------------------------------------------------------

Interest paid on:
     Interest bearing demand deposits ................      355      978     1,333    2,463     (361)   2,102
     Money market accounts ...........................    1,593    9,098    10,691      959    1,638    2,597
     Savings deposits ................................     (959)     479      (480)   2,224     (641)   1,583
     Time deposits ...................................   23,853   41,445    65,298    5,769      224    5,993
     Federal funds purchased and securities sold under
          agreement to repurchase ....................     (829)   2,900     2,071    2,482    2,494    4,976
     Other borrowed funds ............................   (2,210)      59    (2,151)     190     (949)    (759)
------------------------------------------------------------------------------------------------------------------------------------
          Total interest expense .....................   21,803   54,959    76,762   14,087    2,405   16,492
------------------------------------------------------------------------------------------------------------------------------------
          Net interest income ........................ $ 35,691    4,461    40,152   32,262    4,525   36,787
====================================================================================================================================
---------

<F1>The change in interest due to both rate and volume has been allocated to the rate component.
<F2>Reflects taxable-equivalent adjustments using the statutory federal income tax rate of 35% in 1995 and 1994 in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

--------------------------------------------------------------------------------

Non-Interest Income

     Non-interest income consists of a wide variety of fee generating services viewed as traditional banking services along with revenues earned by TSYS, Synovus' bankcard data processing company. During 1995, total non-interest income increased $66.5 million, or 24.2%. The majority of this increase was due to growth at TSYS.

     TSYS contributed approximately 70% of Synovus' total non-interest income in 1995 with the majority of this reported as data processing services income. Data processing services income is derived principally from the servicing of individual bankcard accounts for the card issuing customers of TSYS. The growth in TSYS is evidenced by the average number of total cardholder accounts processed by TSYS, which was approximately 53.1 million in 1995, compared to
39.3 million in 1994, and 32.5 million in 1993. TSYS currently processes 63 million cardholder accounts across the United States, Puerto Rico, Canada, and Mexico.

     A significant amount of TSYS' revenues are derived from certain major customers. For the years ended December 31, 1995, 1994, and 1993, two customers accounted for approximately 34%, 36%, and 37% of revenues, respectively. As a result, the loss of one of these major customers could have a material adverse effect on TSYS' results of operations.

     In January of 1996, TSYS successfully completed the conversion of approximately 20,000 Bank of America cardholder accounts to TS2, and in early February of 1996, Bank of America began opening new cardholder accounts on TS2. TSYS' conversion schedule with Bank of America contemplated completion of the conversion of the balance of Bank of America's cardholder accounts by the end of 1996; however, there have been delays and this conversion schedule may be changed and portions of Bank of America's cardholder accounts may be converted in 1997. While delays in Bank of America's conversion schedule allow Bank of America certain remedies, including the receipt of financial penalties and the right to terminate its relationship with TSYS, TSYS' management believes all of Bank of America's cardholder accounts will be successfully converted. The conversion and processing of Bank of America's cardholder accounts is not expected to have a material impact on TSYS' 1996 financial condition or results of operations.

     Revenues derived from the processing of TSYS' merchant account customers who accept certain private label cards, as well as bankcards, are included in data processing services income. Due to a significantly higher volume of transactions and item charges per individual account than consumer cardholder accounts, merchant accounts generally provide more revenue per account processed. At year-end 1995, TSYS was processing over 600,000



                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

merchant accounts, a 57.9% increase over the 380,000 accounts being processed at year-end 1994; 269,000 merchant accounts were being processed at year-end 1993. The majority of the increase in merchant accounts being processed is attributable to the over 100,000 merchant accounts converted in connection with TSYS joint venture with a number of banks in Mexico, Total System Services de Mexico, S.A. de C.V., (TSYS de Mexico). Additionally 40,000 merchant accounts of an existing customer previously processed by another processor contributed to the increase. Revenues from merchant accounts processing were approximately $12.9 million, $9.2 million, and $7.0 million in 1995, 1994, and 1993, respectively.

     Synovus continues to emphasize the importance of growth in non-interest related sources of income in its banking operations. Synovus looks to develop new sources of non-interest related income and to reprice services and products to reflect their related costs and value to customers. Non-interest income reported by Synovus banking operations increased $5.1 million, or 5.7%, in 1995. Excluding the $2.9 million gain on the sale of certain credit card accounts recorded in 1994, banking operations non-interest income increased $7.8 million, or 9.1%.

     Service charges on deposit accounts have historically been one of the primary sources of other income for Synovus' banking operations. In 1995, service charges on deposit accounts increased $5.2 million, or 13.0%, as a result of increases in the number of accounts serviced and increased fee structures.

     On January 1, 1995, Synovus formed Synovus Trust Company, a new affiliate in which to consolidate all Synovus' Georgia trust operations. This new affiliate is expected to bring continued efficiencies and expertise to this banking service. Trust fees for 1995 increased $.9 million, or 9.7%, over 1994. Fees for trust services are derived from performing estate administration, personal trust, corporate trust, and employee benefit plan administration. At December 31, 1995 and 1994, total market value of assets administered by Synovus Trust Company and affiliate bank trust operations was approximately $3.5 billion and $2.6 billion, respectively.

     Non-interest income in 1995 has also been positively impacted by increases in revenues from mortgage banking and related servicing. In June of 1994, Synovus Mortgage Corp. was formed to enhance the mortgage products offered by the banking affiliates and to generate additional fee income through mortgage servicing. Synovus Mortgage Corp. provides expertise in the areas of products and pricing to the affiliate banks and serves as an outlet for placing these mortgage loans into the secondary market while retaining the related servicing rights. The adoption of SFAS No. 122, in July of 1995, had a small favorable impact on non-interest income.

     In 1994, total non-interest income increased $38.1 million, or 16.1%. Revenues from bankcard data processing services offered by TSYS were the largest contributor increasing $29.8 million, or 20.1%, over 1993. Service charges on banking operations deposit accounts increased $2.3 million, or 5.8%, primarily as a result of continued growth in the number of accounts serviced. Fees for trust services fell slightly, less than 2%, in 1994 from an extremely strong 1993. Other operating income increased $7.8 million, or 24.9%, in 1994 primarily due to two acquisitions in 1994, increases in gains on sales of other real estate, merchant fees on credit cards, and a $2.9 million gain on the sale of certain credit card accounts.

Non-Interest Expense

     Non-interest expense increased $66.2 million, or 16.1%, in 1995 over 1994. Management analyzes non-interest expense in two separate components: banking operations and TSYS. The table below summarizes this data for 1995, 1994, and 1993:

                                                                     1995                     1994                        1993
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                              Banking         TSYS      Banking        TSYS       Banking        TSYS
------------------------------------------------------------------------------------------------------------------------------------
Salaries and other personnel expense ................      $157,533       94,946      138,480       73,051      125,897       54,517
Net occupancy and equipment expense .................        35,080       64,549       32,136       51,283       29,258       43,421
Other operating expenses ............................        72,721       47,291       83,836       28,139       72,737       21,521
Minority Interest ...................................         5,333           --        4,325           --        3,896           --
------------------------------------------------------------------------------------------------------------------------------------
     Total non-interest expense .....................      $270,667      206,786      258,777      152,473      231,788      119,459
====================================================================================================================================

     Non-interest expense related to TSYS increased $54.3 million, or 35.6%, in 1995 over 1994 with a significant portion of this increase being employment expenses. The average number of employees increased from 1,874 in 1994 to 2,087 in 1995. This growth in employees along with salary increases and a new employee retirement plan resulted in a $21.9 million, or 30.0%, increase in employment expenses.

     As TSYS expanded its fee-generating services, equipment rental, depreciation, and amortization expense related to the acquisition of facilities, equipment, and computer software increased. Total occupancy and equipment expenses increased $13.3 million, or 25.9%, in 1995. A significant portion of this increase can be attributed to the amortization of TS2, which commenced in October 1994 and amounted to $3.3 million in 1995 compared to $.8 million in 1994. TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion.

     Other operating expenses at TSYS increased $19.2 million, or 68.1%, in 1995 over 1994. A number of factors contributed to this increase. The volume of supplies related to the processing of accounts increased due to the growth in number of accounts serviced, coupled with an increase in the costs of supplies, especially paper. Travel expenses were up significantly in 1995 due to travel necessitated by the startup of TSYS de Mexico, which required a significant amount of on-site training. Other operating expenses also increased in 1995 as a result of certain provisions made for contractual or negotiated processing commitments. These provisions were deemed necessary in view of the increased risks associated with the significant growth in the number of accounts processed. Also contributing to the growth in other operating expenses are costs related to the conversion of clients to TS2.

     In 1995, non-interest expense for Synovus banking operations increased $11.9 million, or 4.6%. The majority of increased expenses were in employment expense and related primarily to additional employees hired in 1995. The average number of employees in banking operations increased from 4,025 in 1994 to 4,272 in 1995. This growth was primarily due to growth within the banking affiliates, with a portion of this increase related to acquisitions. Other factors causing an increase in non-interest expense include salary increases, a new employee retirement plan, and a $3.2 million expense related to the termination of the previous employee retirement plan. The banking operations efficiency ratio improved from 64.76% in 1994 to 60.95% in 1995. These improvements were primarily the result of increased revenues, expense control, and a decrease in the FDIC insurance rate.

SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

     Increases in non-interest expense were partially offset by a $4.9 million decrease in FDIC premium expense in 1995 over 1994 due to the lowering, in 1995, of the FDIC assessment rate on deposits. Synovus believes that the current banking legislation will result in additional 1996 reductions in FDIC insurance paid by the well-capitalized banks. Additionally, deposits of approximately $600 million, guaranteed by the Savings Association Insurance Fund, may be subject to a one-time assessment which would result in a $4 million to $6 million pre-tax charge to 1996 earnings.

     Quality service for Synovus' customers, provided in the most efficient manner, continues to be a priority. During 1994, Synovus embarked upon a "modernization" effort, under which all banking support functions are being reviewed for potential improvements. Synovus is investing in improved technology, such as platform automation, and is standardizing certain support processes. Synovus believes that this effort will provide a greatly improved product delivery mechanism and will increase the productivity of the support functions.

     Efforts are also directed toward the development of new banking services as well as enhancements to existing banking services. Recent developments are in the areas of touchtone banking, on-line capabilities, and new investment management services. Synovus continues to reorganize and refocus its resources whenever it can more effectively and efficiently deliver products and services to its customers. Some of these efforts are being accomplished through a new non-bank subsidiary, Synovus Administrative Services Corp. (SASC). SASC will provide future efficiency by eliminating some of the duplicative functions that exist among Synovus affiliates.

     In 1994, total non-interest expense increased $60.0 million, or 17.1%, over 1993. Expenses incurred at TSYS increased $33.0 million, or 27.6%, in 1994 over 1993 as TSYS prepared for expansion of its fee-generating services. In 1994, the average number of employees at TSYS increased from 1,504 in 1993 to 1,874 in 1994. The Quickstart programmer class which began in the second quarter of 1994 added 100 analyst trainees upon enrollment. Employee additions were also necessary to serve the growing cardholder base. Remaining increases in employment expenses were due to normal salary increases and related benefits. Increases in equipment and occupancy expenses were also required in 1994, as compared to 1993, as TSYS obtained substantial new, technologically-advanced equipment in order to meet its business needs.

     Non-interest expense for Synovus' banking operations increased $27.0 million, or 11.6%, in 1994 over 1993. New hires, salary increases, and related benefits account for most of this increase. Other factors include FDIC insurance increases related to deposit growth, professional fee increases, and general increases related to two acquisitions completed in 1994.

     In October of 1993, Synovus issued ten year, non-callable Senior notes totaling $75 million at a rate of 6.125%. A portion of the proceeds were used to prepay $45 million in long-term debt that carried a higher rate than the new issue. This prepayment resulted in a one-time after-tax charge of $2.9 million that was expensed in the third quarter of 1993 and has reduced interest costs in subsequent years.

Investment Securities

     Synovus' investment securities portfolio consists of debt and equity securities which are categorized as either available for sale or held to maturity. Synovus has an insignificant balance of trading investment securities used to facilitate business at Synovus Securities, Inc., Synovus' wholly-owned broker/dealer company. Investment securities provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance interest rate risk and credit risk related to the loans on the balance sheet. At December 31, 1995, approximately $879.2 million of these investment securities were pledged as required collateral for certain deposits. See Table 14 for maturity and average yield information for the available for sale and held to maturity investment securities.

     Synovus' investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the natural mismatch inherent in the loan and deposit portfolios. With the strong loan demand at Synovus' affiliate banks, there is little need for investment securities solely to augment income or utilize uninvested deposits. Therefore, Synovus maintains a fairly conservative posture with respect to the types of investment securities in which it invests. As such, Synovus' investment securities are primarily U.S. Treasuries, U.S. Government agencies, and Government agency sponsored mortgage-backed securities, all of which have a high degree of liquidity. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow "pass-through" of principal and interest. At December 31, 1995, substantially all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.

     As of December 31, 1995 and 1994, the estimated fair value of investment securities as a percentage of their amortized cost was 101.0% and 96.0%, respectively. During 1995, the bond market performance was strong due to expectations of future interest rate declines. This strong performance had a positive impact on the market value of Synovus' investment securities portfolio. The investment securities portfolio had gross unrealized gains of $19.8 million and gross unrealized losses of $5.2 million, for a net unrealized gain of $14.6 million as of December 31, 1995. As of December 31, 1994, the investment securities portfolio had a net unrealized loss of $54.3 million. In accordance with SFAS No. 115, shareholders' equity contained a net unrealized gain of $5.8 million and a net unrealized loss of $20.7 million recorded on the available for sale portfolio as of December 31, 1995 and 1994, respectively. Table 5 presents the carrying value of investment securities held to maturity and investment securities available for sale at December 31, 1995, 1994, and 1993.

     During 1995, the average balance of investment securities remained flat at $1.4 billion as compared to 1994. Synovus earned a taxable-equivalent rate of 6.35% and 6.05% for 1995 and 1994, respectively, on its investment securities portfolio. As of December 31, 1995 and 1994, average investment securities represented 20.6% and 22.9%, respectively, of average interest earning assets. This decrease in the percentage of average investment securities to average interest earning assets is due to strong growth in the loan portfolio. Refer to Table 3 for more information on average investment securities.

     On December 21, 1995, Synovus exercised an option allowed by "Special Report - a Guide to Implementation of FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers" to make a one time transfer of investment securities held to maturity to investment securities available for sale. This transfer was made to add further liquidity and flexibility to the portfolio that will enable Synovus to more effectively manage its interest rate risk position. The amortized cost and estimated fair value of the investment securities transferred was $133.7 million and $133.9 million, respectively.



                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 5

Investment Securities
(In thousands)
                                                                                                              December 31,
                                                                                ----------------------------------------------------
                                                                                        1995               1994               1993
                                                                                ----------------------------------------------------
Investment Securities Held to Maturity:
     U.S. Treasury and U.S. Government agencies ..........................          $   81,772            159,354             89,111
     Mortgage-backed securities ..........................................             171,275            243,220            244,586
     State and municipal .................................................             121,761            121,834            135,041
     Other investments ...................................................               6,110              8,525              7,243
------------------------------------------------------------------------------------------------------------------------------------
          Total securities held to maturity ..............................          $  380,918            532,933            475,981
====================================================================================================================================
Investment Securities Available for Sale:
     U.S. Treasury and U.S. Government agencies ..........................          $1,004,286            767,544            807,353
     Mortgage-backed securities ..........................................              88,196             24,413             49,092
     State and municipal .................................................               1,322              1,491                939
     Other investments ...................................................              12,494             11,321             14,984
------------------------------------------------------------------------------------------------------------------------------------
          Total securities available for sale ............................          $1,106,298            804,769            872,368
====================================================================================================================================
Total Investment Securities:
     U.S. Treasury and U.S. Government agencies ..........................          $1,086,058            926,898            896,464
     Mortgage-backed securities ..........................................             259,471            267,633            293,678
     State and municipal .................................................             123,083            123,325            135,980
     Other investments ...................................................              18,604             19,846             22,227
------------------------------------------------------------------------------------------------------------------------------------
          Total investment securities ....................................          $1,487,216          1,337,702          1,348,349
====================================================================================================================================

-------------------------------------------------------------------------------

Loans

     Loans are the primary interest earning asset for Synovus. When analyzing prospective loans, management assesses both interest rate objectives and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in affiliates respective communities. As illustrated in Table 6, Synovus strives toward maintaining a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. Demonstration of that strategy results in the fact that Synovus does not have any concentration of loans to any single industry or borrower, no foreign loans, and only $1.5 million in highly leveraged transaction credits as of the end of 1995.

     Representing 78% of average earning assets and 70% of average total assets, net loans increased $430.8 million, or 8.6%, during 1995. Continued market share gains through successful business development and additional products and services offered to the current customer base has afforded Synovus this loan growth. In addition, the acquisitions of Citizens & Merchants Corporation and Peach State Bank contributed approximately $60.0 million in loan growth.

     Synovus has enjoyed a relatively strong average loan-to-deposit ratio over the past three years. The average loan-to-deposit ratio for 1995, 1994, and 1993 was 83.5%, 82.1%, and 80.3%, respectively.

     The loan growth during 1995 was primarily internally generated through an ever increasing focus on affiliate bank customers. The growth in commercial loans was primarily centered in the larger markets in Alabama, South Carolina, and Georgia. These markets have experienced economic growth in 1995, especially with respect to real estate and working capital loans. Real estate construction and commercial real estate mortgage loans increased in 1995 due to economic growth in many of the Southeastern communities Synovus affiliate banks serve. Credit card loan growth has been most dramatically impacted by the increased number of customer accounts in several affiliate banks. Other installment loans have increased with targeted consumer loan products offered at selected affiliate banks. The growth in mortgage loans held for sale is mostly attributable to underwriting mortgage loans that are sold to third party investors, while retaining the servicing of those loans at Synovus Mortgage Corp. Synovus mortgage loans held for sale are pre-commited extensions and are generally held less than thirty days, after which the loans are sold in the market to an unaffiliated investor. The slight decrease in retail real estate mortgage loans from 1994 to 1995 results primarily from the fact that Synovus has generated more mortgage loans for sale versus loans retained as interest earning assets. In addition, the decrease in mortgage loan interest rates during 1995 encouraged refinancings, which also reduced retail real estate mortgage loans.

     Synovus has reduced nonperforming assets during 1995 as a result of constant attention and focus on loan quality while at the same time meeting the customers' needs. Loan officers work with each customer to determine which loan products will optimally meet their individual and specific lending needs. This focus on underwriting loans that benefit the customer, while maintaining credit quality standards, causes Synovus to be optimistic about the future growth and quality of the loan portfolio.

     The composition of the loan portfolio at the end of the past five years, as shown in Table 6 and Table 7, presents the maturity distribution of selected categories within the loan portfolio.


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 6

Loans by Type
(In thousands)
                                                                                      December 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 1995           1994           1993           1992          1991
-----------------------------------------------------------------------------------------------------------------------------------
Commercial:
     Commercial, financial, and agricultural ............    $1,931,004      1,783,928      1,567,310      1,423,124      1,358,425
     Real estate-construction ...........................       578,712        472,131        414,801        376,641        359,518
     Real estate-mortgage ...............................     1,160,089      1,030,524        890,297        817,905        779,765
------------------------------------------------------------------------------------------------------------------------------------
          Total commercial ..............................     3,669,805      3,286,583      2,872,408      2,617,670      2,497,708
------------------------------------------------------------------------------------------------------------------------------------
Retail:
     Real estate-mortgage ...............................       824,998        865,642        760,530        690,563        659,170
     Installment loans-credit card ......................       222,204        171,475        150,653        136,794        130,575
     Installment loans-other ............................       784,972        756,402        664,554        603,418        575,985
     Mortgage loans held for sale .......................        24,863          9,465         23,409         11,744         12,165
------------------------------------------------------------------------------------------------------------------------------------
          Total retail ..................................     1,857,037      1,802,984      1,599,146      1,442,519      1,377,895
------------------------------------------------------------------------------------------------------------------------------------
          Total loans ...................................     5,526,842      5,089,567      4,471,554      4,060,189      3,875,603

     Unearned income ....................................       (14,812)       (14,691)       (18,148)       (25,371)       (31,214)
------------------------------------------------------------------------------------------------------------------------------------
          Total loans, net of unearned ..................    $5,512,030      5,074,876      4,453,406      4,034,818      3,844,389
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------

Table 7

Loan Maturity Distribution and Interest Sensitivity
(In thousands)
                                                                                      December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                      One            Over One Year  Over
                                                                      Year           Through Five   Five
                                                                     Or Less              Years     Years           Total
------------------------------------------------------------------------------------------------------------------------------------
Selected loan categories:
     Commercial, financial, and agricultural ................       $1,015,108       680,264       235,632       1,931,004
     Real estate-construction ...............................          439,671        93,886        45,155         578,712
------------------------------------------------------------------------------------------------------------------------------------
          Total .............................................       $1,454,779       774,150       280,787       2,509,716
====================================================================================================================================
Loans due after one year:
     Having predetermined interest rates ......................................................................  $ 510,175
     Having floating interest rates ...........................................................................    544,762
------------------------------------------------------------------------------------------------------------------------------------
          Total ...............................................................................................  $1,054,937
===================================================================================================================================

--------------------------------------------------------------------------------
     Commercial, financial, and agricultural loans include industrial revenue bonds and other loans that are granted primarily on the strength of the borrower's ability to generate repayment cash flows from income sources as well as the borrower's general credit standing, even though such loans and bonds may be secured by real estate or other assets. Real estate construction and mortgage loans represent extensions of credit used as interim or permanent financing of commercial properties that are secured by real estate as well as 1-4 family first mortgage loans.

     Generally, retail lending decisions are made based upon the cash flow or earning power of the borrower which represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Transactions secured by collateral result in a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.


                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

Provision for Losses on Loans and Net  Charge-Offs

     Despite Synovus' credit standards, internal controls, and continuous loan review process, the inherent risk in the nature of lending results in periodic charge-offs. The provision for loan losses is the charge to operating earnings necessary to maintain an adequate reserve for loan losses. Through the provision for loan losses, Synovus maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. However, future additions to the reserve may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review Synovus' affiliate banks' reserve for loan losses. Based on their judgments about information available to them at the time of their examination, such agencies may require Synovus' affiliate banks to recognize additions to their reserve for loan losses.
--------------------------------------------------------------------------------

Table 8

Reserve for Loan Losses
(In thousands)
                                                                                    Years Ended December 31,
                                                                           ---------------------------------------------------------
                                                                              1995         1994        1993        1992       1991
                                                                           ---------------------------------------------------------
Reserve for loan losses at beginning of year .........................      $75,018       67,270      61,336      55,279      45,512
Reserve for loan losses of acquired affiliates .......................        1,001        1,535          --           8       7,135
Loans charged off during year:
     Commercial:
          Commercial, financial, and agricultural ....................       13,746       13,809      13,097      17,761      16,731
          Real estate-construction ...................................          239          240         228         309         291
          Real estate-mortgage .......................................        1,840        1,849       1,753       2,378       2,240
------------------------------------------------------------------------------------------------------------------------------------
               Total commercial ......................................       15,825       15,898      15,078      20,448      19,262
------------------------------------------------------------------------------------------------------------------------------------
     Retail:
          Real estate-mortgage .......................................          209          210         200         271         255
          Installment loans-credit card ..............................        6,627        6,658       6,315       8,563       8,066
          Installment loans-other ....................................        2,271        2,282       2,164       2,935       2,765
          Mortgage loans head for sale ...............................           --           --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
               Total retail ..........................................        9,107        9,150       8,679      11,769      11,086
------------------------------------------------------------------------------------------------------------------------------------
               Total loans charged off ...............................       24,932       25,048      23,757      32,217      30,348
------------------------------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged off during the year:
     Commercial:
          Commercial, financial, and agricultural ....................        1,217        1,585       1,287       1,339       1,030
          Real estate-construction ...................................           50           65          52          55          42
          Real estate-mortgage .......................................           92          120          97         101          78
------------------------------------------------------------------------------------------------------------------------------------
               Total commercial ......................................        1,359        1,770       1,436       1,495       1,150
------------------------------------------------------------------------------------------------------------------------------------
     Retail:
          Real estate-mortgage .......................................          115          149         121         126          97
          Installment loans-credit card ..............................        1,237        1,611       1,308       1,362       1,048
          Installment loans-other ....................................        1,799        2,344       1,902       1,981       1,524
          Mortgage loans held for sale ...............................           --           --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
               Total retail ..........................................        3,151        4,104       3,331       3,469       2,669
------------------------------------------------------------------------------------------------------------------------------------
               Total loans recovered .................................        4,510        5,874       4,767       4,964       3,819
------------------------------------------------------------------------------------------------------------------------------------
Net loans charged off during year ....................................       20,422       19,174      18,990      27,253      26,529
------------------------------------------------------------------------------------------------------------------------------------
Additions to reserve through provision expense .......................       25,787       25,387      24,924      33,302      29,161
------------------------------------------------------------------------------------------------------------------------------------
Reserve for loan losses at end of year ...............................      $81,384       75,018      67,270      61,336      55,279
====================================================================================================================================
Reserve for loan losses to loans .....................................         1.48%        1.48        1.51        1.52        1.44
====================================================================================================================================
Ratio of net loans charged off during the year to average
     net loans outstanding during the year ...........................          .38%         .41         .45         .68         .78
====================================================================================================================================

--------------------------------------------------------------------------------
     In order to determine the adequacy of the reserve for loan losses and to determine the need for potential charges to the reserve, a formal review is prepared, quarterly, to assess the risk within the loan portfolio. This review, conducted by lending officers, as well as an independent loan administration department, includes analyses of historical performance, the level of nonperforming loans, specific analyses of certain problem loans, loan activity since the last quarter, consideration of current economic conditions, and other pertinent information. The resulting conclusions are reviewed and approved by senior management.




SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

In accordance with SFAS No. 114, management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, if the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded, through a charge to earnings, as an adjustment to the reserve for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the reserve for loan losses.

     Through improved underwriting standards and the resolution of certain identified problem assets, Synovus' asset quality continued to improve during 1995 as measured by asset quality indicators.

     Synovus' provision for loan losses during 1995 was $25.8 million, up 1.6%, compared to $25.4 in 1994. Nonperforming assets are at their lowest level in more than ten years and the reserve is 350.8% of nonperforming loans. The slight increase in the provision for loan losses is primarily a result of management's ongoing assessment of the loan portfolio and the potential for increased loan weaknesses in light of the slowing economy. Synovus was able to reduce the nonperforming asset ratio to its lowest level in over ten years to .64% as of December 31, 1995. Net charge-offs of $20.4 million were 6.5% higher in 1995 compared to $19.2 million in 1994. However, as a percent of average net loans, the net charge-off ratio improved from .41% in 1994 to .38% in 1995. A summary, by loan category, of loans charged off, recoveries of loans previously charged off, and additions to the reserve through provision expense is presented in Table 8.

     An allocation of the reserve for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. Although other relevant factors are considered, the allocation is primarily based on previous charge-off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on subjective judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. In 1995, Synovus adopted SFAS No. 114, and prior years have not been restated to reflect this accounting change. Refer to Table 9 for a five year comparison of the allocation of the reserve for loan losses.

--------------------------------------------------------------------------------
Table 9

Allocation of Reserve for Loan Losses
(In thousands)
                                                                                            December 31,
                                                                 -------------------------------------------------------------------
                                                                      1995        1994           1993          1992           1991
                                                                 -------------------------------------------------------------------
                                                                  Reserve %*   Reserve %*    Reserve %*    Reserve %*    Reserve %*
                                                                 -------------------------------------------------------------------
Commercial:
     Commercial, financial and
          agricultural ......................................  $32,810  35%  $32,343  36%  $28,539  35%  $28,427  35%  $27,214   35%
     Real estate-construction ...............................      570  10       562   9       496   9       494   9       473    9
     Real estate-mortgage ...................................    4,392  21     4,329  20     3,820  20     3,805  20     3,643   20
------------------------------------------------------------------------------------------------------------------------------------
          Total commercial ..................................   37,772  66    37,234  65    32,855  64    32,726  64    31,330   64
------------------------------------------------------------------------------------------------------------------------------------
Retail:
     Real estate-mortgage ...................................      499  15       492  17       434  17       432  17       414   17
     Installment loans-credit card ..........................    6,627   4     6,658   3     6,315   3     8,563   3     8,066    3
     Installment loans-other ................................   14,610  14    14,277  15    12,159  15     9,838  15     9,550   15
     Mortgage loans held for sale ...........................     --     1      --    --      --     1      --     1      --      1
------------------------------------------------------------------------------------------------------------------------------------
          Total retail for loan losses ......................   21,736  34    21,427  35    18,908  36    18,833  36    18,030   36
------------------------------------------------------------------------------------------------------------------------------------
     Unallocated ............................................   21,876  --    16,357  --    15,507  --     9,777  --     5,919  --
------------------------------------------------------------------------------------------------------------------------------------
          Total reserve for loan losses .....................  $81,384  100% $75,018  100% $67,270  100% $61,336  100% $55,279  100%
====================================================================================================================================

* Loan amount in each category expressed as a percentage of total loans.

--------------------------------------------------------------------------------

Nonperforming Assets

     Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors' financial difficulties, and real estate acquired through foreclosure and repossession. Nonaccrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and interest is unlikely. Any loan past due 90 days or more, and based on a determination of collectibility not classified as nonaccrual, is classified as a past due loan. Nonaccrual loans are reduced by the direct application of interest receipts to loan principal, for accounting purposes only. Any payments in excess of the


                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

interest that would have been earned had the loan been an accruing loan, is applied to the principal balance. If the principal amount of the loan is well collateralized, interest income on such loans will be recognized as interest income in the period in which payments are received. In all circumstances, the determination of when to place loans on nonaccrual status is also based on evaluation of the individual characteristics of each particular loan, which may result in policy deviations in some circumstances. Table 10 presents the amount of interest income that would have been received on nonaccrual loans if the loans had been current and performing in accordance with their original terms.

     Synovus' nonperforming assets declined $5.5 million to $35.3 million, with a corresponding nonperforming asset ratio improving to .64% as of December 31, 1995 compared to .80% as of year end 1994. Synovus was able to reduce nonperforming assets while increasing loans $437.2 million, or 8.6%, during 1995. During 1995, the reserve for loan losses increased $6.4 million, or 8.5%, to $81.4 million. Based on management's analysis of potential risk within the loan portfolio, additions are periodically made to maintain the reserve for loan losses at an appropriate level. Loans 90 days past due and still accruing increased $4.0 million during 1995. Management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments on the loans and management further believes the resolution of these delinquencies will not cause a material increase in nonperforming assets.
--------------------------------------------------------------------------------

Table 10


Nonperforming Assets
(In thousands)

                                                                                               December 31,
                                                                             -------------------------------------------------------
                                                                              1995          1994       1993        1992         1991
                                                                             -------------------------------------------------------
Nonaccrual loans .....................................................      $21,469       26,497      30,296      45,812      43,246
Restructured loans ...................................................        1,733        1,900         224         135         819
------------------------------------------------------------------------------------------------------------------------------------
          Nonperforming loans ........................................       23,202       28,397      30,520      45,947      44,065
90 days past due and still accruing loans ............................       11,417        7,383       9,870      11,106      14,224
------------------------------------------------------------------------------------------------------------------------------------
          Total ......................................................      $34,619       35,780      40,390      57,053      58,289
====================================================================================================================================
Nonperforming assets:
     Nonperforming loans <F1>.........................................      $23,202       28,397      30,520      45,947      44,065
     Other real estate ...............................................       12,071       12,355      15,838      18,986      19,246
------------------------------------------------------------------------------------------------------------------------------------
          Total ......................................................      $35,273       40,752      46,358      64,933      63,311
====================================================================================================================================
Nonperforming assets to total loans and other real estate ............          .64%         .80        1.04        1.60        1.64
====================================================================================================================================
Reserve for loan losses to nonperforming loans .......................       350.76%      264.18      220.41      133.49      125.45
====================================================================================================================================
                                                                                                     Non-         Rest-
                                                                                                     accrual      tructured   Total
------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1995:
     Interest at contracted rates <F2>...............................                                $3,670          200      3,870
     Interest recorded as income ....................................                                 1,064          197      1,261
-----------------------------------------------------------------------------------------------------------------------------------
Reduction of interest income during 1995 ............................                                $2,606            3      2,609
====================================================================================================================================
-------

<F1>Nonperforming assets exclude loans 90 days past due and still accruing.
<F2>Interest income that would have been recorded, if the loans had been current and in accordance with their original terms.

--------------------------------------------------------------------------------

     Each one of Synovus' loans is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed grading system. An organizationally independent department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans, in order to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention, that have been excluded from nonperforming assets or impaired loans. Management further believes nonperforming assets and impaired loans include any material loans in which doubts exist as to the collectibility of amounts due according to the contractual terms of the loan agreement.


Deposits

     Deposits provide the most significant funding source for Synovus' interest earning assets. Table 11 shows the relative composition of average deposits for 1995, 1994, and 1993. Refer to Table 12 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 15.2%


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

and 13.6% of total deposits at December 31, 1995 and 1994, respectively. Synovus' large denomination time deposits are generally from customers within the local market area, therefore, providing a greater degree of stability than is typically associated with this source of funds.

     For 1995, Synovus' average deposits increased $664.6 million, or 11.6%, to $6.4 billion from $5.7 billion in 1994. Average interest bearing deposits for 1995, which include interest bearing demand deposits, money market accounts, saving deposits, and time deposits, increased $570.8 million, or 11.8%, from 1994. This strong deposit growth occurred throughout several of the Synovus affiliate banks who used targeted time deposit programs to increase their deposits during 1995. Average non-interest bearing demand deposits increased $93.8 million, or 10.5%, during 1995. Average interest bearing deposits increased $334.4 million, or 7.5%, from 1993 to 1994, while non-interest bearing demand deposits increased $114.8 million, or 14.8%. See Table 3 for further information on average deposits, including the average rates paid for 1995, 1994, and 1993.
--------------------------------------------------------------------------------

Table 11

Average Deposits
(In thousands)

                                                                                          Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1995                1994                1993
------------------------------------------------------------------------------------------------------------------------------------
Non-interest bearing demand deposits ..................................             $986,582             892,800             777,973
Interest bearing demand deposits ......................................              887,694             873,992             780,292
Money market accounts .................................................              915,710             863,081             829,275
Savings deposits ......................................................              475,962             510,380             434,037
Time deposits .........................................................            3,113,375           2,574,468           2,443,877
------------------------------------------------------------------------------------------------------------------------------------

     Total average deposits ...........................................           $6,379,323           5,714,721           5,265,454
====================================================================================================================================

--------------------------------------------------------------------------------

Table 12

Maturity Distribution of Time Deposits of $100,000 or More
(In thousands)

                                                                                                          Time Deposits at
                                                                                                         December 31, 1995
---------------------------------------------------------------------------------------------------------------------------
3 months or less...................................................................................           $  422,176
Over 3 months through 6 months ....................................................................              185,451
Over 6 months through 12 months ...................................................................              213,497
Over 12 months ....................................................................................              202,776
---------------------------------------------------------------------------------------------------------------------------

    Total outstanding .............................................................................           $1,023,900
===========================================================================================================================

--------------------------------------------------------------------------------
Interest Rate Risk Management

     Managing interest rate risk is the primary goal of Synovus' asset/liability management  function.  Synovus  attempts  to  achieve  consistent  growth in net interest  income  while  limiting  volatility  arising  from changes in interest rates.  Synovus  seeks to  accomplish  this goal by  balancing  the maturity and repricing characteristics of balance sheet assets and liabilities along with the
selective   use   of   off-balance   sheet   financial   instruments.   Synovus'
asset/liability  mix is  sufficiently  balanced  so that the effect of  interest rates moving in either direction is not expected to be significant over time.

     Simulation modeling is the primary tool used by Synovus to measure its interest rate sensitivity. On at least a quarterly basis, the remainder of the current year and the next full fiscal year are simulated to determine the sensitivity of net interest income to changes in interest rates. The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario.
Simulation modeling enables Synovus to capture the effect of these differences as well as the effect of changes in asset and liability volumes. This modeling, combined with historical experience, indicates that Synovus is positioned such that its net interest income will generally increase slightly in the near term during a rising rate environment and decrease slightly in a declining rate environment.

     Another tool utilized by Synovus'  management  is cumulative  gap analysis, which  seeks to  measure  the  repricing  differentials,  or gap,  between  rate sensitive  assets and liabilities  over various time periods.  Table 13 reflects the gap  positions of Synovus'  consolidated  balance sheet on December 31, 1995 and 1994,  at various  repricing  intervals.  The  projected  deposit  repricing volumes reflect  adjustments  based on management's  assumptions of the expected
rate  sensitivity   relative  to  the  prime  rate  for  core  deposits  without contractual maturity (i.e., interest bearing checking, savings, and money market accounts).  Management believes that these adjustments allow for a more accurate profile of Synovus'  interest rate risk  position.  This gap analysis  indicates that  Synovus was  moderately  asset  sensitive  at December  31,  1995,  with a cumulative one-year gap of 3.2%.  Management believes that adjusted gap analysis is a useful tool for measuring  interest rate risk only when used in conjunction with its simulation model.



                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 13


Interest Rate Sensitivity
(In millions)

                                                                                                December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                              0-3           4-12         1-5             Over 5
                                                                             Months        Months       Years             Years
------------------------------------------------------------------------------------------------------------------------------------
Investment securities <F1>...............................................  $   48.5          232.2        764.8           432.8
Loans, net of unearned income ...........................................   2,861.9          789.1      1,434.7           426.3
Other ...................................................................     124.9             --          --               --
------------------------------------------------------------------------------------------------------------------------------------
     Interest sensitive assets ..........................................   3,035.3        1,021.3      2,199.5           859.1
------------------------------------------------------------------------------------------------------------------------------------

Deposits ................................................................   2,012.2        1,450.3        801.8         1,321.9
Other borrowings ........................................................     229.5           12.6         21.3            72.9
------------------------------------------------------------------------------------------------------------------------------------

     Interest sensitive liabilities .....................................   2,241.7        1,462.9        823.1         1,394.8
------------------------------------------------------------------------------------------------------------------------------------
     Interest rate swaps ................................................    (125.0)            --        125.0              --
------------------------------------------------------------------------------------------------------------------------------------
          Interest sensitivity gap ......................................   $ 668.6         (441.6)     1,501.4         (535.7)
====================================================================================================================================
          Cumulative interest sensitivity gap ...........................   $ 668.6          227.0      1,728.4         1,192.7
====================================================================================================================================
          Cumulative interest sensitivity gap as a percentage
            of total interest sensitive assets...........................       9.4%           3.2         24.3            16.8
====================================================================================================================================


                                                                                          December 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                              0-3           4-12         1-5             Over 5
                                                                             Months        Months       Years             Years
------------------------------------------------------------------------------------------------------------------------------------
Investment securities <F1>..............................................   $   55.5         153.9         836.0        324.2
Loans, net of unearned income ..........................................    2,597.8         784.7       1,388.0        304.4
Other ..................................................................       45.1            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
     Interest sensitive assets .........................................    2,698.4         938.6       2,224.0        628.6
------------------------------------------------------------------------------------------------------------------------------------
Deposits ...............................................................    1,905.4       1,062.0         699.4      1,274.7
Other borrowings .......................................................      412.1          29.3          31.5         79.0
------------------------------------------------------------------------------------------------------------------------------------
     Interest sensitive liabilities ....................................    2,317.5       1,091.3         730.9      1,353.7
------------------------------------------------------------------------------------------------------------------------------------
         Interest sensitivity gap ......................................   $  380.9        (152.7)      1,493.1       (725.1)
====================================================================================================================================
         Cumulative interest sensitivity gap ...........................   $  380.9         228.2       1,721.3        996.2
====================================================================================================================================
         Cumulative interest sensitivity gap as a percentage
             of total interest sensitive assets ........................        5.9%          3.5          26.5         15.4
====================================================================================================================================
-----------

<F1> Excludes the effect of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consisting of net unrealized gains in the amount of $8.9 million in 1995 and net unrealized losses of $31.9 million in 1994.

--------------------------------------------------------------------------------


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 14

Maturities of Investment Securities and Average Yields
(In thousands)

                                           Investment Securities      Investment Securities
                                             Held to Maturity          Available for Sale
                                             December 31, 1995         December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------
                                           Amortized     Average    Estimated      Average
                                              Cost       Yield      Fair Value     Yield
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies:
     Within 1 year ........................ $ 14,924     6.80%     $   241,688     5.81%
     1 to 5 years .........................   44,615     6.55          557,958     6.03
     5 to 10 years ........................   22,233     7.44          204,131     7.02
     More than 10 years ...................       --       --              509     7.75
------------------------------------------------------------------------------------------------------------------------------------
               Total ...................... $ 81,772     6.84%     $ 1,004,286     6.18%
------------------------------------------------------------------------------------------------------------------------------------

Mortgage-backed securities:
     Within 1 year ........................ $  1,692     7.43%     $     1,239     7.41%
     1 to 5 years .........................   73,793     5.93           34,612     6.46
     5 to 10 years ........................   22,174     7.24           11,644     6.96
     More than 10 years ...................   73,616     7.15           40,701     6.63
------------------------------------------------------------------------------------------------------------------------------------
               Total ...................... $171,275     6.64%     $    88,196     6.62%
------------------------------------------------------------------------------------------------------------------------------------

State and municipal:
     Within 1 year ........................ $ 17,986     9.63%     $       298    10.51%
     1 to 5 years .........................   52,596     8.70              668    11.77
     5 to 10 years ........................   35,218     8.68               98     6.62
     More than 10 years ...................   15,961    10.60              258     8.64
------------------------------------------------------------------------------------------------------------------------------------
               Total ...................... $121,761     9.08%     $     1,322    10.41%
------------------------------------------------------------------------------------------------------------------------------------

Other investments:
     Within 1 year ........................ $     98     4.04%     $     3,382     9.03%
     1 to 5 years .........................    1,832     7.09            3,325     8.15
     5 to 10 years ........................      265     7.92            2,251     7.64
     More than 10 years ...................    3,915     5.82            3,536     5.76
------------------------------------------------------------------------------------------------------------------------------------
               Total ...................... $  6,110     6.27%     $    12,494     7.55%
------------------------------------------------------------------------------------------------------------------------------------

Total Investment Securities:
     Within 1 year ........................ $ 34,700     8.29%     $   246,607     5.87%
     1 to 5 years .........................  172,836     6.95          596,563     6.08
     5 to 10 years ........................   79,890     7.93          218,124     7.03
     More than 10 years ...................   93,492     7.69           45,004     6.58
------------------------------------------------------------------------------------------------------------------------------------
              Total ....................... $380,918     7.46%     $ 1,106,298     6.24%
====================================================================================================================================

     The calculation of weighted average yields for securities is based on the amortized cost and effective yields of each security weighted for the scheduled maturity of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory federal income tax rate of 35% for 1995.
--------------------------------------------------------------------------------

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

Off-Balance Sheet Derivatives for Interest Rate Risk Management

     As part of our overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. As of December 31, 1995, all off-balance sheet derivatives were interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate. These swaps have the effect of converting on-balance sheet floating rate assets to fixed rate assets, thereby reducing the natural asset sensitivity of Synovus' core banking business.

     The nature of these transactions is essentially the same as purchasing a fixed-rate security funded with a floating-rate liability. All swaps utilized by Synovus represent end-user activities designed as hedges, all of which are linked to specific assets as part of overall interest rate risk management practices. Management feels that the utilization of these instruments provides greater financial flexibility and is a very efficient tool for managing interest rate risk position.

     The notional amount of interest swaps utilized by Synovus as of December 31, 1995, was $125 million. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.


                                                                 Weighted       Weighted       Average
December 31, 1995        Notional    Average       Average       Maturity       Unrealized     Unrealized            Net
(In thousands)           Amount     Receive Rate   Pay Rate      In Months      Gains           Losses           Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps      $125,000     5.98%         5.88%           46            1,776            --              1,776


     The above table represents the December 31, 1995 status of all off-balance sheet derivative positions at Synovus and its affiliate bank, Columbus Bank and Trust Company. There were no maturities, offsets, or terminations in 1995.

Liquidity

     Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. Management actively analyzes and manages Synovus' liquidity position in coordination with similar committees at each affiliate bank. These affiliates, with the help of management, maintain liquidity in the form of cash on deposit, federal funds, securities available for sale, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits and the well established core deposits of Synovus' 211 banking offices in four states. The affiliate banks monitor deposit flow and evaluate alternate pricing structures to retain and grow deposits. Certain Synovus affiliate banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds which allows Synovus to meet immediate liquidity needs if required.

     Synovus serves a diversity of markets. Some of these are rapidly growing areas where loan demand outpaces the generation of deposits. However, through the loan participations between Synovus' affiliate banks, these loans can be funded by affiliates having lower local loan demand. Additionally, lending is focused within the local markets served by Synovus, enabling the development of comprehensive banking relationships.

     Additionally, the Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into affiliates, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends from the affiliate banks. In addition, the Parent Company has access to a $20 million line of credit. The Parent Company enjoys an excellent reputation and credit standing in the market place and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. The Parent Company's current principal debt, senior notes totaling $75 million at a rate of 6.125%, has been rated "A" by Standard and Poors Corp., "A3" by Moody's Investor Service and "AA-" by Thomson Bankwatch. For a complete description of these borrowings and other borrowings by other Synovus affiliates, see Note 6 to Synovus' consolidated financial statements.

     The consolidated statements of cash flows detail Synovus' cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $152.4 million for the year ended December 31, 1995, while financing activities provided $467.1 million. Investing activities used $581.4 million of this amount, resulting in a net increase in cash and cash equivalents of $38.1 million.

     Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on Synovus' liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect.

Capital Resources and Dividends

     Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed all minimum regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital
                                      F-43


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

growth sufficient to support the asset growth it has experienced. Total shareholders' equity of $693.6 million represented 8.75% of total assets at December 31, 1995.

     Regulators use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets are on-balance sheet assets for Synovus in the form of loans. A small portion of risk-weighted assets are considered off-balance sheet assets and are primarily made up of letters of credit, loan commitments, and to a lesser extent interest rate swaps, that Synovus makes in the normal course of business. Capital is categorized into two types: Tier I and Tier II. The capital guidelines used by regulators require an 8% total risk-based capital ratio of which 4% must be Tier I capital. Additionally, the regulatory agencies define a well-capitalized bank as one which has a leverage ratio of at least 5%, a Tier 1 capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At the end of 1995, Synovus and all affiliate banks were in excess of the minimum capital requirements with a consolidated Tier 1 capital ratio of 11.28% and a total risk-based capital ratio of 12.57%, compared to Tier I and total risk-based capital ratios of 11.04% and 12.36%, respectively, in 1994 as shown in Table 15.

     In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. As of December 31, 1995, Synovus had a leverage ratio of 8.71%, which significantly exceeds the regulatory requirements.

     Synovus' capital level also exceeds all requirements under the Federal Reserve Board's guidelines. The Federal Reserve Board requires a minimum primary capital ratio of 5.50% and a total capital ratio of 6.00% for bank holding companies and banks. At December 31, 1995, Synovus' primary and total capital ratios as defined by the Federal Reserve Board were 9.49% and 9.52%, respectively, compared to 9.18% and 9.23%, respectively, at year end 1994.

     During the third quarter of 1994, Synovus announced its plan to acquire up to 750,000 shares of Synovus common stock in the open market. Through December 31, 1995, 362,600 shares of Synovus common stock have been purchased under this plan at an average price of $23.51. Of these shares, 266,498 shares were used in 1995 to acquire Peach State Bank. Approximately 52,000 shares were issued to employees for vested stock option exercises. The remaining shares under this plan along with other treasury shares acquired before this plan amount to 43,930 as of December 31, 1995. These shares will be used to fund incentive stock award plans and other employee benefit plans. The remaining shares to be purchased under the stock repurchase plan will be purchased based on market conditions over the next two years.

     Synovus' 80.8% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial service companies. As of December 31, 1995, there were approximately 17,000 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 16 displays high and low quotations of Synovus common stock which are based on actual transactions.


                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Table 15

Capital Ratios <F1>
(In thousands)
                                                                                                               December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      1995                  1994
------------------------------------------------------------------------------------------------------------------------------------
Tier I capital:
     Shareholders' equity ............................................................            $  693,555                579,880
     Adjustment for SFAS No. 115 .....................................................                (5,774)                20,744
     Plus: Minority interest .........................................................                27,790                 22,483
     Less: Disallowed intangibles ....................................................               (41,406)               (32,890)
------------------------------------------------------------------------------------------------------------------------------------
           Total Tier I capital .......................................................               674,165                590,217
------------------------------------------------------------------------------------------------------------------------------------
Tier II capital:
     Eligible portion of the reserve for loan losses .................................                74,818                 66,947
     Subordinated and other qualifying debt ..........................................                 2,440                  3,697
------------------------------------------------------------------------------------------------------------------------------------
          Total Tier II capital ......................................................                77,258                 70,644
------------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital .............................................................            $  751,423                660,861
====================================================================================================================================
Total risk-adjusted assets ...........................................................            $5,978,913              5,347,687
====================================================================================================================================
Tier I capital ratio .................................................................                 11.28%                 11.04
Total risk-based capital ratio .......................................................                 12.57                  12.36
Leverage ratio .......................................................................                  8.71                   8.45

Regulatory Minimums:
     Tier I capital ratio ............................................................                  4.00%
     Total risk-based capital ratio ..................................................                  8.00
     Leverage ratio ..................................................................                  4.00

-----------

<F1> Risk-based capital ratios, for both years presented, were prepared using risked-based capital rules finalized in November,
     1994, which exclude the impact of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

--------------------------------------------------------------------------------

Table 16

Market and Stock Price Information

                                                                                                 High                          Low
------------------------------------------------------------------------------------------------------------------------------------
1995

Quarter ended December 31, 1995 .............................................                  $30 1/4                        25
Quarter ended September 30, 1995 ............................................                   27 1/4                        22 1/2
Quarter ended June 30, 1995 .................................................                   22 7/8                        19 1/4
Quarter ended March 31, 1995 ................................................                   19 3/4                        17 3/4

1994

Quarter ended December 31, 1994 .............................................                  $19 7/8                        18
Quarter ended September 30, 1994 ............................................                   19 3/8                        16 5/8
Quarter ended June 30, 1994 .................................................                   18 1/2                        16 3/4
Quarter ended March 31, 1994 ................................................                   19 1/4                        16 3/4
------------------------------------------------------------------------------------------------------------------------------------

Dividends

     It is Synovus' objective to pay out approximately one-third of earnings to shareholders in cash dividends. Synovus' dividend payout ratio in 1995, 1994, and 1993 was 36.69%, 36.90%, and 35.10%, respectively. The total dollar amount of dividends declared increased 28.5% in 1995 to $42.0 million, from $33.0 million in 1994. Cash dividends have been paid on the common stock of Synovus (including its predecessor companies) in every year since 1891. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in accordance with the previously mentioned objective. Table 17 presents the declared and paid dates from recent dividends, as well as per share dividend amounts.


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table 17

Dividends

                                                       Per Share
Date  Declared                 Date Paid                  Amount
--------------------------------------------------------------------------------
November  13,  1995           January  2, 1996          $ .1350
September 11, 1995            October 2, 1995             .1350
May 8, 1995                   July 3, 1995                .1350
February 14, 1995             April 3, 1995               .1350
November 14, 1994             January 3, 1995             .1125
September 12, 1994            October 1, 1994             .1125
May 9, 1994                   July 1, 1994                .1125
February 23, 1994             April 1, 1994               .1125

--------------------------------------------------------------------------------
Commitments

     Synovus believes it has sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year. Table 18, Note 6, and Note 9 to Synovus' consolidated financial statements provide additional information on Synovus' short-term and long-term borrowings.

     In the normal course of its business, TSYS maintains processing agreements with its customers. These processing agreements contain contractual commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their agreements with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

     Synovus is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position.

     Currently, multiple lawsuits, some seeking class action treatment, are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) the sale of credit life insurance made in connection with consumer credit transactions; (2) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; and (3) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance. These lawsuits seek unspecified damages, including punitive damages, and some purport to be class actions which, if certified, may involve many of such subsidiary's consumer credit transactions in Alabama for a number of years. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based on information presently available, and in light of legal and other defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted, however, that large punitive damage awards, bearing little relation to the actual damages sustained by plantiffs, have been awarded in Alabama.
--------------------------------------------------------------------------------

Table 18

Short-Term Borrowings
(In thousands)

The following table sets forth certain information regarding federal funds purchased and securities sold under agreement to repurchase, one of the principal components of short-term borrowings.


                                                                                        1995                1994               1993
------------------------------------------------------------------------------------------------------------------------------------
Month end balance for year ended December 31, ...........................            $229,477             412,082            260,619
Weighted average interest rate at December 31, ..........................                5.65%               5.40               2.81
Maximum month end balance during the year ...............................            $362,035             412,082            260,619
Average amount outstanding during the year ..............................            $216,342             235,858            158,050
Weighted average interest rate during the year ..........................                5.59%               4.18               3.01

--------------------------------------------------------------------------------

                                                              ANNUAL REPORT 1995
--------------------------------------------------------------------------------

Income Tax Expense

     As reported in the consolidated statements of income, Synovus' income tax expense increased to $64.9 million in 1995, up from $49.5 million in 1994, and $42.9 million in 1993. The effective tax rate was 36.2%, 35.6%, and 34.8% in 1995, 1994, and 1993 , respectively. The increases in both 1995 and 1994 were primarily the result of increases in pre-tax income and in the relative percentage of taxable income to total income. The increase in 1995 was also affected by a decrease in certain research and experimentation credits. Factors affecting 1994 were fewer state tax credits and loss carryovers in 1994 as compared to 1993. See Note 7 to Synovus' consolidated financial statements for a detailed analysis of income taxes.

Inflation

     Inflation has an important impact on the growth of total assets in the banking industry and may create a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Synovus has been able to maintain a high level of equity through retention of an appropriate percentage of its earnings. Synovus copes with the effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

Parent  Company

     The Parent Company's assets, primarily its investment in affiliates, are funded, for the most part, by shareholders' equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its affiliates if necessary, acquire new affiliates, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from affiliates, and borrowings from outside sources.

     In connection with dividend payments to the Parent Company from its affiliate banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. As of December 31, 1995, $98.4 million in dividends could be paid in 1996 to the Parent Company from its affiliates without prior regulatory approval. Synovus anticipates receiving regulatory approval to allow affiliates to pay dividends in excess of these regulatory limits.


SYNOVUS FINANCIAL CORP.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Summary of Quarterly Financial Data (Unaudited)
(In thousands, except per share data)

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 1995 and 1994.


                                                                  Fourth              Third               Second              First
                                                                  Quarter             Quarter             Quarter            Quarter
------------------------------------------------------------------------------------------------------------------------------------
1995

Interest income .......................................            $160,683            157,443            153,318            144,344
====================================================================================================================================
Net interest income ...................................              88,274             86,262             84,509             82,830
====================================================================================================================================
Provision for losses on loans .........................               8,589              6,214              5,739              5,245
====================================================================================================================================
Income before income taxes ............................              52,966             47,197             41,788             37,518
====================================================================================================================================
Net income ............................................              33,634             30,279             26,600             24,070
====================================================================================================================================
Net income per share ..................................                 .44                .39                .35                .32
====================================================================================================================================

1994

Interest income .......................................            $135,736            127,675            122,354            112,617
====================================================================================================================================
Net interest income ...................................              81,100             77,469             74,789             67,873
====================================================================================================================================
Provision for losses on loans .........................               8,358              5,463              5,566              6,000
====================================================================================================================================
Income before income taxes ............................              33,613             37,853             35,163             32,297
====================================================================================================================================
Net income ............................................              21,752             24,683             22,598             20,419
====================================================================================================================================
Net income per share ..................................                 .29                .33                .30                .27
====================================================================================================================================

--------------------------------------------------------------------------------


