Form 10-K, Exhibit 13
period 1996-12-31
SYNOVUS FINANCIAL CORP
filed 1997-03-06
CIK 18349

EXHIBIT 13.1

                                    LOGO(R)
                                   SYNOVUS(R)
                                FINANCIAL CORP.

                               FINANCIAL APPENDIX

Consolidated Statements of Condition as of December 31, 1996 and 1995 .................................  F-2

Consolidated Statements of Income for the Years ended December 31, 1996, 1995, and 1994 ...............  F-3

Consolidated Statements of Changes In Shareholders' Equity for the Years ended December 31,
     1996, 1995, and 1994..............................................................................  F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 1996, 1995, and 1994 ...........  F-5

Summary of Significant Accounting Policies ............................................................  F-6

Notes to Consolidated Financial Statements ............................................................  F-10

Independent Auditors' Report ..........................................................................  F-28

Financial Highlights ..................................................................................  F-29

Financial Review ......................................................................................  F-30

Summary of Quarterly Financial Data, Unaudited ........................................................  F-51



          Envisioning.              Exploring.              Evolving.        F-1

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share data)

December 31,                                                                                                   1996         1995
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks, including cash deposits of $28,445 and $31,144 for 1996 and 1995, respectively,
     on deposit to meet Federal Reserve requirements (note 9).............................................. $  404,952      382,696
Interest earning deposits with banks (note 9)..............................................................      2,040        1,093
Federal funds sold (note 9)................................................................................     38,249      123,832
Investment securities available for sale (notes 2 and 9)...................................................  1,276,083    1,106,298
Investment securities held to maturity (approximate market value of $364,694
     and $386,579 for 1996 and 1995, respectively) (notes 2, 6, and 9).....................................    363,008      380,918
Loans (notes 3, 6, and 9)..................................................................................  6,075,465    5,526,842
Less:
     Unearned income ......................................................................................    (10,235)     (14,812)
     Reserve for loan losses ..............................................................................    (94,683)     (81,384)
------------------------------------------------------------------------------------------------------------------------------------
               Loans, net .................................................................................  5,970,547    5,430,646
------------------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net (notes 6 and 9)................................................................    247,191      220,197
Other assets (notes 4 and 9) ..............................................................................    310,274      281,915
------------------------------------------------------------------------------------------------------------------------------------
               Total assets ............................................................................... $8,612,344    7,927,595
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Deposits (notes 5 and 9):
          Non-interest bearing ............................................................................ $1,189,973    1,141,716
          Interest bearing ................................................................................  6,013,062    5,586,163
------------------------------------------------------------------------------------------------------------------------------------
               Total deposits .............................................................................  7,203,035    6,727,879

     Federal funds purchased and securities sold under agreement to repurchase  (note 9)...................    339,200      229,477
     Long-term debt (notes 6 and 9)........................................................................     97,283      106,815
     Other liabilities (notes 7 and 8) ....................................................................    154,641      142,079
------------------------------------------------------------------------------------------------------------------------------------
               Total liabilities...........................................................................  7,794,159    7,206,250
------------------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiary ..............................................................     34,435       27,790
Shareholders' equity (notes 1, 2, 6, 8, and 13):
     Common stock - $1.00 par value. Authorized 600,000,000 shares; issued 116,423,546 in 1996 and 115,921,043
          in 1995; outstanding 116,345,651 in 1996 and 115,855,148 in 1995 ................................    116,424      115,921
     Surplus ..............................................................................................     98,523       88,381
     Less treasury stock - 77,895 and  65,895 shares in 1996 and 1995, respectively .......................     (1,285)      (1,022)
     Less unamortized restricted stock ....................................................................     (5,344)      (2,663)
     Net unrealized gain (loss) on investment securities available for sale ...............................       (112)       5,774
     Retained earnings ....................................................................................    575,544      487,164
------------------------------------------------------------------------------------------------------------------------------------
               Total shareholders' equity .................................................................    783,750      693,555

Commitments (note 10)......................................................................................         --           --
------------------------------------------------------------------------------------------------------------------------------------
               Total liabilities and shareholders' equity ................................................. $8,612,344    7,927,595
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

F-2                 S Y N O V U S  F I N A N C I A L  C O R P.


CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

Years ended December 31,                                                                               1996        1995      1994
------------------------------------------------------------------------------------------------------------------------------------
 Interest income:
     Loans, including fees ........................................................................  $ 562,208    525,080   415,242
     Investment securities:
          U.S. Treasury and U.S. Government agencies ..............................................     73,167     59,866    53,479
          Mortgage-backed securities ..............................................................     17,971     15,975    17,456
          State and municipal .....................................................................      6,766      7,397     7,772
          Other investments .......................................................................      1,266      1,357     1,611
     Federal funds sold ...........................................................................      1,866      6,006     2,787
     Interest earning deposits with banks .........................................................         59        107        35
------------------------------------------------------------------------------------------------------------------------------------
                    Total interest income .........................................................    663,303    615,788   498,382
------------------------------------------------------------------------------------------------------------------------------------
Interest expense:
     Deposits (note 5) ............................................................................    267,349    253,761   176,919
     Federal funds purchased and securities sold under agreement to repurchase ....................     14,973     12,092    10,021
     Long-term debt ...............................................................................      6,107      8,060    10,211
------------------------------------------------------------------------------------------------------------------------------------
                    Total interest expense ........................................................    288,429    273,913   197,151
------------------------------------------------------------------------------------------------------------------------------------
                    Net interest income ...........................................................    374,874    341,875   301,231
Provision for losses on loans (note 3) ............................................................     31,766     25,787    25,387
------------------------------------------------------------------------------------------------------------------------------------
                    Net interest income after provision for losses on loans .......................    343,108    316,088   275,844
------------------------------------------------------------------------------------------------------------------------------------
Non-interest income:
     Data processing services .....................................................................    296,511    236,125   178,122
     Service charges on deposit accounts ..........................................................     52,417     46,657    41,447
     Fees for trust services ......................................................................     11,438      9,649     8,796
     Credit card fees .............................................................................      9,105      7,288     7,703
     Securities gains (losses), net (note 2) ......................................................       (176)       368      (721)
     Other operating income .......................................................................     56,083     40,747    38,985
------------------------------------------------------------------------------------------------------------------------------------
                    Total non-interest income .....................................................    425,378    340,834   274,332
------------------------------------------------------------------------------------------------------------------------------------
Non-interest expense:
     Salaries and other personnel expense (note 8) ................................................    297,912    252,479   211,531
     Net occupancy and equipment expense (notes 4 and 10)..........................................    121,141     99,629    83,419
     Other operating expenses (note 11) ...........................................................    117,983    120,012   111,975
     Special FDIC assessment ......................................................................      4,546         --        --
     Minority interest in subsidiary's net income .................................................      7,592      5,333     4,325
------------------------------------------------------------------------------------------------------------------------------------
                    Total non-interest expense ....................................................    549,174    477,453   411,250
------------------------------------------------------------------------------------------------------------------------------------
                    Income before income taxes ....................................................    219,312    179,469   138,926
Income tax expense (note 7) .......................................................................     79,708     64,886    49,474
------------------------------------------------------------------------------------------------------------------------------------
                    Net income ....................................................................   $139,604    114,583    89,452
====================================================================================================================================
Net income per share ..............................................................................   $   1.20       1.00       .79
====================================================================================================================================
Weighted average shares outstanding ...............................................................    116,133    114,954   112,750
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

         Envisioning.              Exploring.              Evolving.        F-3

                                                                                                         Net
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                               Unreal-
(In thousands, except per share data)                                                                    ized
                                                                                                         Gain/
                                                                                             Unamort-    (Loss)on
                                                                                             ized        Securities
                                                        Shares    Common            Treasury Restric-    Avail.    Retained
Years ended December 31, 1996, 1995, and 1994           Issued    Stock     Surplus Stock    ted Stock   for Sale  Earnings Total
----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993 .........................  112,352   $112,352  75,173  (2,974)  (1,672)    11,643     352,475  546,997
Issuance of common stock for acquisitions (note 1) ...    1,646      1,646   3,107      --       --         --       5,802   10,555
Net income ...........................................       --         --      --      --       --         --      89,452   89,452
Cash dividends declared - $.30 per share .............       --         --      --      --       --         --     (30,298) (30,298)
Cash dividends of pooled subsidiary prior to
     acquisition .....................................       --         --      --      --       --         --      (2,708)  (2,708)
Treasury shares purchased ............................       --         --      --  (6,013)      --         --          --   (6,013)
Issuance of restricted stock (note 8) ................       98         98   1,123     455   (1,676)        --          --       --
Amortization of restricted stock issued under
     restricted stock bonus plan (note 8) ............       --         --      --      --    1,421         --          --    1,421
Amortization of subsidiary restricted stock bonus
     plan (note 8) ...................................       --         --     499      --       --         --          --      499
Stock options exercised (note 8) .....................      106        106     312     852       --         --          --    1,270
Stock option tax benefit .............................       --         --     692      --       --         --          --      692
Repayment of obligation of employee stock ownership
     plans at subsidiaries ...........................       --         --      --      --      389         --         (26)     363
Net unrealized gain (loss) on investment securities
     available for sale (note 2)......................       --         --      --      --       --    (32,387)        229  (32,158)
Ownership change at majority-owned subsidiary ........       --         --    (192)     --       --         --          --     (192)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 .........................   114,202   114,202   80,714 (7,680)  (1,538)   (20,744)    414,926  579,880
Issuance of common stock for acquisitions (note 1) ...       793       793    4,228  6,078       --        183         547   11,829
Net income ...........................................        --        --       --     --       --         --     114,583  114,583
Cash dividends declared - $.36 per share .............        --        --       --     --       --         --     (42,042) (42,042)
Treasury shares purchased ............................        --        --       -- (1,303)      --         --         --    (1,303)
Issuance of restricted stock (note 8) ................       135       135    1,919     --   (2,054)        --         --        --
Amortization of restricted stock issued under
     restricted stock bonus plan (note 8) ............        --        --      493     --      779         --         --     1,272
Stock options exercised (note 8) .....................       338       338      347  1,883       --         --         --     2,568
Repayment of obligation of employee stock ownership
     plan at subsidiary ..............................        --        --       --     --      150         --         --       150
Net unrealized gain on investment securities available
     for sale (note 2) ...............................        --        --       --     --       --     26,335         --    26,335
Ownership change at majority-owned subsidiary ........        --        --       (4)    --       --         --         --        (4)
Loss on foreign currency translation .................        --        --       --     --       --         --       (850)     (850)
Conversion of subordinated debentures into common
     stock (note 6) ..................................       453       453      684     --       --         --         --     1,137
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 .........................   115,921   115,921   88,381 (1,022)  (2,663)     5,774     487,164  693,555
Net income ...........................................        --        --       --     --       --         --     139,604  139,604
Cash dividends declared - $.44 per share .............        --        --       --     --       --         --     (51,123) (51,123)
Treasury shares purchased ............................        --        --       --   (263)      --         --          --     (263)
Issuance of restricted stock (note 8) ................       151       151    3,570     --   (3,771)        --          --      (50)
Amortization of restricted stock issued under restricted
     stock bonus plan (note 8) .......................        --        --      469     --    1,090         --          --    1,559
Stock options exercised (note 8) .....................       354       354    2,513     --       --         --          --    2,867
Stock option tax benefit .............................        --        --    3,394     --       --         --          --    3,394
Net unrealized loss on investment securities available
     for sale (note 2) ...............................        --        --       --     --       --     (5,886)         --   (5,886)
Ownership change at majority-owned subsidiary ........        --        --      234     --       --         --          --      234
Loss on foreign currency translation .................        --        --       --     --       --         --        (101)    (101)
Fractional shares for stock split ....................        (2)       (2)     (38)    --       --         --          --      (40)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 .........................   116,424  $116,424   98,523 (1,285)  (5,344)      (112)    575,544  783,750
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

F-4                 S Y N O V U S  F I N A N C I A L  C O R P.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years ended December 31,                                                                         1996       1995      1994
----------------------------------------------------------------------------------------------------------------------------
 Operating Activities
        Net income .......................................................................... $139,604    114,583     89,452
        Adjustments to reconcile net income to net cash provided by operating activities:
                Provision for losses on loans ...............................................   31,766     25,787     25,387
                Depreciation, amortization, and accretion, net ..............................   43,280     38,617     38,409
                Deferred income tax benefit .................................................  (15,921)    (4,171)    (1,097)
                Increase in interest receivable .............................................   (1,113)    (9,973)    (6,701)
                Increase in interest payable ................................................      791     14,680      7,316
                Minority interest in subsidiary's net income ................................    7,592      5,333      4,325
                (Increase) decrease in mortgage loans held for sale .........................  (12,173)   (15,398)    13,944
                Other, net ..................................................................    6,788    (17,009)    (3,122)
-----------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities ...........................  200,614    152,449    167,913
-----------------------------------------------------------------------------------------------------------------------------
Investing Activities
        Cash acquired from acquisitions .....................................................   30,113      4,431      9,056
        Net (increase) decrease in interest earning deposits with banks .....................     (947)     1,956        553
        Net (increase) decrease in federal funds sold .......................................   85,583    (70,770)   137,464
        Proceeds from maturities and principal collections of investment securities
           available for sale ...............................................................  327,897    173,109    192,186
        Proceeds from sales of investment securities available for sale .....................  106,207    136,502    182,972
        Purchases of investment securities available for sale ............................... (614,952)  (394,406)  (347,177)
        Proceeds from maturities and principal collections of investment securities
           held to maturity .................................................................   71,091     82,837     87,943
        Purchases of investment securities held to maturity .................................  (53,833)   (92,966)  (141,153)
        Net increase in loans ............................................................... (546,741)  (385,228)  (566,101)
        Purchases of premises and equipment .................................................  (63,806)   (48,212)   (41,938)
        Disposals of premises and equipment .................................................    2,986      1,888      1,007
        Proceeds from sales of other real estate ............................................    6,852     12,032      9,078
        Additions to purchased computer software ............................................   (9,018)        --         --
        Additions to internally developed computer software .................................     (178)    (2,617)   (10,624)
-----------------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities ............................... (658,746)  (581,444)  (486,734)
-----------------------------------------------------------------------------------------------------------------------------
Financing Activities
        Net increase in demand and savings deposits .........................................  320,638    193,870     87,229
        Net increase in certificates of deposit .............................................  108,078    528,690    135,539
        Net increase (decrease) in federal funds purchased and securities
           sold under agreement to repurchase ...............................................  109,723   (182,870)   142,125
        Principal repayments on long-term debt ..............................................  (20,872)   (33,682)   (36,204)
        Proceeds from issuance of long-term debt ............................................   11,340      1,823     17,006
        Purchases of treasury stock .........................................................     (263)    (1,303)    (6,013)
        Dividends paid to shareholders ......................................................  (51,123)   (42,042)   (33,006)
        Proceeds from issuance of common stock ..............................................    2,867      2,568      1,270
----------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by financing activities ...........................  480,388    467,054    307,946
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents ............................................   22,256     38,059    (10,875)
Cash and cash equivalents at beginning of period ............................................  382,696    344,637    355,512
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period ..................................................$ 404,952    382,696    344,637
=============================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

         Envisioning.              Exploring.              Evolving.        F-5

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

     The consolidated financial statements include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries, all but one of which were wholly-owned at December 31, 1996. Synovus has 34 wholly-owned bank subsidiaries predominantly involved in commercial banking activities, a wholly-owned trust company, mortgage company, and broker/dealer company. Total System Services, Inc. (TSYS), an 80.7% owned subsidiary, is a bankcard data processing company. In addition, the financial statements include joint ventures of TSYS accounted for using the equity method of accounting.

     The consolidated revenues are primarily contributed from the banking operations, with TSYS' revenues contributing over 25% of consolidated revenues. The banking operation's revenues are earned in four southeastern states: Georgia (59%), Alabama (20%), South Carolina (13%), and Florida (8%). TSYS has two major customers which account for approximately 29% of their revenues. All of TSYS' revenues are generated from customers located in North America.

Basis of Presentation

     In preparing the consolidated financial statements in accordance with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

Cash Flow Information

     For the years ended December 31, 1996, 1995, and 1994, income taxes of $90 million, $68 million, and $48 million, and interest of $288 million, $259 million, and $190 million, respectively, were paid.

     Loans receivable of approximately $7 million, $9 million, and $8 million were transferred to other real estate during 1996, 1995, and 1994, respectively.

     Investment securities held to maturity with an amortized cost of approximately $161 million and $5 million were transferred during 1995 and 1994, respectively, to investment securities available for sale. No transfers were made in 1996.

Federal Funds Sold, Federal Funds Purchased, and Securities Sold Under Agreement to Repurchase

     Federal funds sold, federal funds purchased, and securities sold under agreement to repurchase generally mature in one day.

Investment Securities

     Synovus classifies its securities into three categories: trading, available for sale, or held to maturity. An insignificant amount of trading securities at the broker/dealer company are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which Synovus has the ability and intent to hold until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

     Trading and available for sale securities are recorded at fair value. Fair value is determined at a specific point in time, based on quoted market prices. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized gains and losses are recognized in earnings for transfers into trading securities. The unrealized gains or losses included in the separate component of shareholders' equity for a security transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

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

F-6                 S Y N O V U S  F I N A N C I A L  C O R P.

Loans and Interest Income

     Loans are reported at principal amounts outstanding, less unearned income and the reserve for loan losses.

     First mortgage loans held for sale are reported at the lower of aggregate cost or fair value. Fair values are based upon quoted prices from secondary market investors and forward commitments to sell. No valuation allowances were required at December 31, 1996 or 1995.

     Interest income on consumer loans, made on a discount basis, is recognized in a manner which approximates the level yield method. Interest income on substantially all other loans is recognized on a level yield basis.

     Loan fees, net of certain direct origination costs, are deferred and amortized over the terms of the loans using a method which approximates the level yield method. Annual fees, net of costs, collected for credit cards are recognized on a straight-line basis over the period the fee entitles the cardholder to use the card.

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest for the fiscal year in which the loan is placed on nonaccrual status is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Such interest, when ultimately collected, is recorded as interest income in the period received. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual classification.

Reserve for Loan Losses

     The reserve for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the reserve for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the reserve. Management's evaluation of the adequacy of the reserve for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. This analysis includes consideration of historical performance, current economic conditions, level of nonperforming loans, loan concentrations, and review of certain individual loans.

     Management believes that the reserve for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the reserve for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Synovus' subsidiary banks' reserves for loan losses. Such agencies may require Synovus' subsidiary banks to recognize additions to the reserve for loan losses based on their judgments about information available to them at the time of their examination.

     Synovus adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", on January 1, 1995. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the reserve for loan losses through a charge to the provision for losses on loans. Subsequent recoveries are added to the reserve for loan losses. The adoption of SFAS No. 114 did not have a material effect on the consolidated financial statements and prior periods have not been restated.

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

Other Assets

     The following paragraphs describe some of the more significant amounts included in other assets.

     On January 1, 1996, Synovus adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets described below is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on Synovus' consolidated financial statements or liquidity.

         Envisioning.              Exploring.              Evolving.        F-7

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

Originated  and Purchased  Mortgage  Servicing Rights:

     Effective July 1, 1995, Synovus adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights", which requires that a mortgage banking enterprise recognize as separate assets, rights to service mortgage loans for others regardless of whether the servicing rights are acquired through either the purchase or origination of mortgage loans. SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based upon the fair value of those rights, including those rights purchased before adoption of SFAS No. 122. Fair value is estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. In determining the present value, Synovus stratifies its mortgage servicing rights based on risk characteristics including loan types, note rates, and note terms.

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

Computer Software:

     Software development costs are capitalized from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs related to the core of TS2 are amortized using the greater of the straight-line method over the estimated useful life of ten years or the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased software are amortized using the greater of the straight-line method over the estimated useful lives of three to five years or the ratio of current revenues to current and anticipated revenues.

Investment in Joint Ventures:

     TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. ("TSYS de Mexico"), a bankcard data processing operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 50% investment in Vital Processing Services L.L.C. ("Vital"), a merchant processing operation headquartered in Phoenix, Arizona.

Contract Acquisition Costs:

     TSYS capitalizes certain contract acquisition costs related to signing a long-term contract. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the customer's cardholder accounts are converted to TSYS' processing system.

Derivative  Financial  Instruments:

     Premiums paid for purchased interest rate floor and collar agreements are amortized to interest income over the terms of the floors and collars. Unamortized premiums are included in other assets in the consolidated statements of condition. Amounts receivable or payable under collar and floor agreements are accrued as an addition to or reduction of interest income.

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

F-8                 S Y N O V U S  F I N A N C I A L  C O R P.


Stock - Based Compensation

     Synovus accounts for its fixed stock-based compensation in accordance with the provisions set forth in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees," and related interpretations. In accordance with APB Opinion No. 25, compensation expense is recorded on the grant date only to the extent that the current market price of the underlying stock exceeds the exercise price on the grant date.

     On October 23, 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period of the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock-based grants made in 1995 and future years as if the fair-value-based method had been applied as defined in SFAS No. 123. Synovus has elected to continue to apply the provisions set forth in APB Opinion No. 25 and follow the disclosure provisions of SFAS No. 123.

Postretirement Benefits

     Synovus sponsors a defined benefit health care plan for substantially all employees and early retirees. Synovus accounts for the cost of retiree health care and other postretirement benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The expected costs of such postretirement benefits are being expensed over the period that employees provide service.

Net Income per Share

     Net income per common share is based on the weighted average number of shares outstanding. The effect of dilutive stock options on net income per share is insignificant. All share and per share data has been restated to reflect the April 1996 three-for-two stock split, which was effected on April 8, 1996, in the form of a 50% stock dividend.

Disclosure  About the Fair Value of Financial  Instruments

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires all entities to disclose the fair value of financial instruments, both assets and liabilities (on- and off-balance sheet), for which it is practicable to estimate fair value.

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

Recent Accounting Pronouncements

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 was amended by SFAS No. 127, which defers the effective date of certain provisions of SFAS No. 125 until January 1, 1998. SFAS No. 125 is to be applied prospectively to transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management does not expect that the adoption of SFAS No. 125 will have a material impact on Synovus' financial position, results of operations, or liquidity.

Other

     Certain amounts in 1995 and 1994 have been reclassified to conform with the presentation adopted in 1996.

         Envisioning.              Exploring.              Evolving.        F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 1  Business Combinations

     On October 24, 1996, Synovus completed the acquisition of two full-service banking centers in Rome, Georgia. Synovus acquired approximately $49 million in deposits and $12 million in loans from the two banking centers. The acquisition was accounted for as a purchase.

     On April 28, 1995, Synovus completed the acquisition of Citizens & Merchants Corporation (CMC), the parent company of the $52 million asset, Citizens & Merchants State Bank, Douglasville, Georgia. Synovus issued 939,704 shares of common stock for all the issued and outstanding shares of CMC. This transaction has been accounted for as a pooling of interests, except that the financial statements for periods prior to the acquisition were not restated since the effect was not material.

     On February 28,1995,  Synovus completed the acquisition of NBSC Corporation
(NBSC), the parent company of the $1.1 billion asset, The National Bank of South Carolina, Columbia, South Carolina. Synovus issued 11,894,022 shares of common stock for all the issued and outstanding shares of NBSC. This acquisition has been accounted for as a pooling of interests and, accordingly, the financial statements for all periods presented have been restated to include the financial condition and results of operations of this entity. Synovus' financial statements for the year ended December 31, 1994 have been restated for the NBSC acquisition as follows:

                                                                   1994
                                                       -------------------------
                                                           Before
(In thousands, except per share data)                   Acquisition    Restated
--------------------------------------------------------------------------------
Net interest income ................................    $  259,502      301,231
================================================================================
Net income .........................................    $   86,448       89,452
================================================================================
Net income per share ...............................    $      .86          .79
================================================================================

     On January 31, 1995, Synovus completed the acquisition of the $43 million asset Peach State Bank (PSB), Riverdale, Georgia. Synovus issued 399,747 treasury shares for all of the issued and outstanding shares of PSB. This acquisition was accounted for as a purchase.

     Effective October 31, 1994, Synovus completed the acquisition of State Bancshares, Inc. (SBI), the parent company of the $62 million asset, Coffee County Bank, Enterprise, Alabama. Synovus issued 823,319 shares of common stock for all of the issued and outstanding shares of SBI. This acquisition has been accounted for as a pooling of interests, except that financial statements for periods prior to the acquisition were not restated since the effect was not material.

     Effective May 31, 1994, Synovus completed the acquisition of PNB Bankshares, Inc. (PNB), the parent company of the $78 million asset, Peachtree National Bank, Peachtree City, Georgia. Synovus issued 822,320 shares of common stock for all of the issued and outstanding shares of PNB. This acquisition has been accounted for as a pooling of interests, except that the financial statements for periods prior to the acquisition were not restated since the effect was not material.

--------------------------------------------------------------------------------

F-10                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 2    Investment Securities

     The carrying and estimated fair values of investment securities are summarized as follows:

                                                              December 31, 1996
                                             ------------------------------------------------
 Investment Securities Available for Sale                 Gross       Gross        Estimated
                                             Amortized    Unrealized  Unrealized   Fair
(In thousands)                                   Cost     Gains       Losses       Value
---------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies $1,132,122     5,262    (5,462)       1,131,922
Mortgage-backed securities .................    131,313       652    (1,072)         130,893
State and municipal ........................        965        57        (8)           1,014
Other investments ..........................     11,865       719      (330)          12,254
-----------------------------------------------------------------------------------------------
  Total .................................... $1,276,265     6,690    (6,872)       1,276,083
===============================================================================================

                                                      December 31, 1995
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
============================================================================================

                                                              December 31, 1996
                                             -----------------------------------------------
Investment Securities Held to Maturity                    Gross       Gross        Estimated
                                             Amortized    Unrealized  Unrealized   Fair
(In thousands)                                   Cost     Gains       Losses       Value
---------------------------------------------------------------------------------------------

U. S. Treasury and U. S. Government agencies $   84,366       381      (635)          84,112
Mortgage-backed securities .................    156,319    16,685   (16,745)         156,259
State and municipal ........................    114,883     2,521      (541)         116,863
Other investments ..........................      7,440        20        --            7,460
----------------------------------------------------------------------------------------------
  Total .................................... $  363,008    19,607   (17,921)         364,694
==============================================================================================

                                                              December 31, 1995
                                             -------------------------------------------------
                                                          Gross       Gross        Estimated
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
=============================================================================================

     On December 21, 1995, Synovus exercised an option permitted by the "Special Report - a Guide to Implementation of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers" to make a one time transfer of securities held to maturity to securities available for sale. This transfer was made to add further liquidity and flexibility to the portfolio which enabled Synovus to more effectively manage its interest rate risk position. The amortized cost and estimated fair value of the securities transferred was $133.7 million and $133.9 million, respectively.

     On February 28, 1995, immediately following the acquisition, Synovus transferred certain held to maturity securities of NBSC to the available for sale portfolio to adhere to Synovus' existing asset-liability management policy and interest rate risk strategy. This transfer consisted of investment securities with an estimated fair value of $27.1 million and an amortized cost of $27.4 million.

         Envisioning.              Exploring.              Evolving.        F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and estimated fair value of investment securities at December 31, 1996 and 1995, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Investment Securities    Investment Securities
                                                  Held to Maturity       Available for Sale
                                                 December 31, 1996      December 31, 1996
                                              -----------------------  ---------------------
                                              Amortized    Estimated   Amortized    Estimated
(In thousands)                                    Cost     Fair Value    Cost       Fair Value
-----------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies:
  Within 1 year ............................. $   9,751     9,676       232,609     232,843
  1 to 5 years ..............................    34,332    34,217       578,797     579,671
  5 to 10 years .............................    40,283    40,219       302,741     301,406
  More than 10 years ........................        --        --        17,975      18,002
-----------------------------------------------------------------------------------------------
                                              $  84,366    84,112     1,132,122   1,131,922
===============================================================================================

Mortgage-backed securities:
  Within 1 year ............................. $   4,715     4,714         1,130       1,137
  1 to 5 years ..............................    62,540    61,961        35,288      35,019
  5 to 10 years .............................    28,611    28,915        43,380      42,853
  More than 10 years ........................    60,453    60,669        51,515      51,884
-----------------------------------------------------------------------------------------------
                                              $ 156,319   156,259       131,313     130,893
===============================================================================================

State and municipal:
  Within 1 year ............................. $  18,290    18,392            30          30
  1 to 5 years ..............................    42,253    43,269            --          --
  5 to 10 years .............................    33,536    34,131           411         420
  More than 10 years ........................    20,804    21,071           524         564
-----------------------------------------------------------------------------------------------
                                              $ 114,883   116,863           965       1,014
===============================================================================================

Other investments:
  Within 1 year ............................. $      --        --           516         526
  1 to 5 years ..............................     1,832     1,852         2,482       2,699
  5 to 10 years .............................       265       265         1,025       1,093
  More than 10 years ........................     5,343     5,343         7,842       7,936
-----------------------------------------------------------------------------------------------
                                              $   7,440     7,460        11,865      12,254
===============================================================================================

Total investment securities:
  Within 1 year ............................. $  32,756    32,782       234,285     234,536
  1 to 5 years ..............................   140,957   141,299       616,567     617,389
  5 to 10 years .............................   102,695   103,530       347,557     345,772
  More than 10 years ........................    86,600    87,083        77,856      78,386
-----------------------------------------------------------------------------------------------
                                              $ 363,008   364,694     1,276,265   1,276,083
===============================================================================================

A summary of sales transactions in the investment securities available for sale portfolio for 1996, 1995, and 1994 is as follows:

                                                        Gross           Gross
                                                       Realized        Realized
(In thousands)                          Proceeds        Gains            Losses
-------------------------------------------------------------------------------
1996                                    $106,207          514             (690)
1995                                     136,502        1,164             (796)
1994                                     182,972          957           (1,678)

     There were no sales transactions in the investment securities held to maturity portfolio during the three years ended December 31, 1996. Securities with a carrying value of $968,431,000 and $879,232,000 at December 31, 1996 and 1995, respectively, were pledged to secure certain deposits as required by law.

--------------------------------------------------------------------------------

F-12                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3    Loans
Loans outstanding, by classification, are summarized as follows:

(In thousands)
December 31,                                           1996        1995
----------------------------------------------------------------------------
Commercial:
  Commercial, financial, and agricultural ...   $ 2,036,689      1,931,004
  Real estate-construction ..................       730,785        578,712
  Real estate-mortgage ......................     1,234,981      1,160,089
----------------------------------------------------------------------------
    Total commercial ........................     4,002,455      3,669,805
----------------------------------------------------------------------------
Retail:
  Real estate-mortgage ......................       977,432        824,998
  Consumer loans-credit card ................       290,470        222,204
  Consumer loans-other ......................       768,072        784,972
  Mortgage loans held for sale ..............        37,036         24,863
----------------------------------------------------------------------------
    Total retail ............................     2,073,010      1,857,037
----------------------------------------------------------------------------
    Total loans .............................   $ 6,075,465      5,526,842
============================================================================

Activity in the reserve for loan losses is summarized as follows:

(In thousands)
December 31,                                      1996      1995       1994
--------------------------------------------------------------------------------
Balance at beginning of year ..............   $81,384     75,018     67,270
Loan loss reserves of acquired subsidiaries       188      1,001      1,535
Provision for losses on loans .............    31,766     25,787     25,387
Recoveries of loans previously charged off      6,525      4,510      5,874
Loans charged off .........................   (25,180)   (24,932)   (25,048)
------------------------------------------------------------------------------
Balance at end of year ....................   $94,683     81,384     75,018
==============================================================================

     As discussed in the Summary of Significant Accounting Policies, Synovus adopted SFAS No. 114 and SFAS No. 118 effective January 1, 1995. No adjustment to the loan loss reserve was needed upon adoption of SFAS No. 114 and SFAS No.
118. The table below illustrates the impaired loans and related amounts included in the reserve for loan losses at December 31, 1996 and 1995.

                                                             December 31, 1996         December 31, 1995
                                                          ---------------------   ----------------------
                                                                      Allocated                Allocated
                                                             Loan     Loan Loss       Loan     Loan Loss
(In thousands)                                              Balance   Reserve        Balance   Reserve
--------------------------------------------------------------------------------------------------------
Impaired loans, nonaccruing, with loan loss reserve ....   $ 8,320    3,895         $13,083    5,619
Impaired loans, nonaccruing, with no loan loss reserve .     9,572       --           7,151       --
Impaired loans, accruing, with loan loss reserve .......     2,136    1,084          16,479    5,031
Impaired loans, accruing, with no loan loss reserve ....    10,365       --          15,644       --
Impaired loans, accruing, partially charged off ........     5,485      850             329       62
--------------------------------------------------------------------------------------------------------
    Total ..............................................   $35,878    5,829         $52,686   10,712
========================================================================================================

         Envisioning.              Exploring.              Evolving.        F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     These loan loss reserve amounts, for impaired loans, were primarily determined using the fair value of the loans' collateral. The average recorded investment in impaired loans was approximately $40,000,000 and $87,000,000 for the years ended December 31, 1996 and 1995, respectively, and the related amount of interest income recognized during the period that such loans were impaired was approximately $1,702,000 and $5,695,000 in 1996 and 1995, respectively.

     Loans on nonaccrual status amounted to approximately $23,655,000, $21,469,000, and $26,497,000 at December 31, 1996, 1995, and 1994, respectively.
If nonaccruing loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $2,400,000, $2,606,000, and $2,931,000 in 1996, 1995, and 1994, respectively.

     A substantial portion of Synovus' loans are secured by real estate in markets in which subsidiary banks are located throughout Georgia, Alabama, South Carolina, and Northwest Florida. Accordingly, the ultimate collectibility of a substantial portion of Synovus' loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in market conditions in these areas.

     At December 31, 1996, Synovus Mortgage Corp. serviced mortgage loans for unaffiliated investors in the amount of $1,551,608,000. This company carries errors and omissions insurance in the amount of $2,500,000.

     The following table presents information for mortgage loans held for sale as of December 31, 1996 and 1995:



(In thousands)                                                1996       1995
--------------------------------------------------------------------------------
Beginning balance .....................................   $ 24,863       9,465
Loans originated during the year ......................    297,117     213,645
Loans sold during the year ............................   (284,944)   (198,247)
-------------------------------------------------------------------------------
Ending balance ........................................   $ 37,036      24,863
================================================================================

     In the ordinary course of business, Synovus has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activities in these loans for the year ended December 31, 1996.

(In thousands)
------------------------------------------------------------------
Balance at December 31, 1995 .......................... $ 127,418
Adjustment for executive officer and director changes .       595
------------------------------------------------------------------
Adjusted balance at December 31, 1995 .................   128,013
New loans .............................................    64,356
Repayments ............................................   (50,155)
------------------------------------------------------------------
Balance at December 31, 1996 .......................... $ 142,214
===================================================================
--------------------------------------------------------------------------------


F-14                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 4  Other Assets

     Included  in other  assets are four  significant  balances:  purchased  and
originated  mortgage  servicing  rights,   computer  software  costs,   contract
acquisition  costs, net, and investment in joint ventures,  net.

     Synovus adopted SFAS No. 122 as of July 1, 1995, and has capitalized all mortgage servicing rights since the adoption date. As of December 31, 1996 and 1995, Synovus had approximately $17,212,000 and $8,569,000, respectively, in capitalized mortgage servicing rights. There was no valuation allowance as of December 31, 1996 and 1995.

     The following table summarizes TSYS' computer software at December 31, 1996 and 1995:


(In thousands)                                                         1996       1995
--------------------------------------------------------------------------------------
TS2 ..............................................................   $33,049    33,049
Other internally developed software, including enhancements to TS2     5,524     5,346
Purchased computer software ......................................    25,865    17,138
--------------------------------------------------------------------------------------
                                                                      64,438    55,533
Less accumulated amortization ....................................    24,718    16,317
--------------------------------------------------------------------------------------
Computer software, net ...........................................   $39,720    39,216
======================================================================================

     Capitalized internal computer software development costs, related to the bankcard data processing, for the years ended December 31, 1996, 1995, and 1994 were $178,000, $2,617,000, and $10,624,000, respectively. Amortization expense related to computer software costs was $8,630,000, $7,358,000, and $3,669,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

--------------------------------------------------------------------------------

     Contract acquisition costs, net, at TSYS were $19,646,000 and $17,628,000 at December 31, 1996 and 1995, respectively. Investment in joint ventures, net, was $15,348,000 and $4,507,000 at December 31, 1996 and 1995, respectively.

Note 5  Deposits

The following table presents deposits as of December 31, 1996 and 1995:

(Balances in thousands)                   1996           1995
--------------------------------------------------------------
Non-interest bearing demand deposits   $1,189,973    1,141,716
Interest bearing demand deposits ...    1,022,398      932,351
Money market accounts ..............    1,136,795      925,861
Savings accounts ...................      462,023      465,491
Time deposits under $100,000 .......    2,268,942    2,238,560
Time deposits over $100,000 ........    1,122,904    1,023,900
--------------------------------------------------------------
                                       $7,203,035    6,727,879
==============================================================

     Interest expense for the years ended December 31, 1996, 1995, and 1994 on time deposits over $100,000 was $62,074,000, $57,259,000 and $31,865,000, respectively.

--------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6     Long-Term Debt

Long-term debt at December 31, 1996 and 1995 consists of the following:

 (In thousands)                                                                                              1996      1995
----------------------------------------------------------------------------------------------------------------------------
Parent Company:
6.125% senior notes, due October 15, 2003, with semi-annual interest payments and principal to be paid at
     maturity ............................................................................................ $75,000    75,000
8.75% debenture, due May 15, 2004, with annual principal payments of $120,000 and $1,360,000 at maturity .   2,200     2,440
----------------------------------------------------------------------------------------------------------------------------
                        Total Parent Company Debt ........................................................  77,200    77,440
----------------------------------------------------------------------------------------------------------------------------
Subsidiaries:
Federal Home Loan Bank advances with monthly interest payments and principal payments due at various
        maturity dates through 2004 and interest rates ranging from 5.03% to 5.81% at December 31, 1996 ..  15,960    26,300
9.23% note payable, due October 31, 2003, with annual principal and interest payments ....................     317       348
8.00% capital lease obligation payable, due in monthly principal and interest payments through 2002 ......     244       274
Other notes payable and capital lease obligations payable, with a weighted average interest
        rate of 5.36%, maturing at various dates through 2000 ............................................   3,562     2,453
----------------------------------------------------------------------------------------------------------------------------
                        Total Subsidiaries Debt ..........................................................  20,083    29,375
----------------------------------------------------------------------------------------------------------------------------
                        Total Long-Term Debt ............................................................. $97,283   106,815
============================================================================================================================

     The more significant debt agreements held by the Parent Company provide for certain limitations on: payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 1996, the most restrictive of these limit payment of cash dividends to a maximum of $139,604,000.

     The Federal Home Loan Bank advances are secured by certain mortgage loans receivable as well as all of the stock of the Federal Home Loan Bank owned by Synovus.

     Mandatory convertible subordinated debentures of $1,137,280 matured on August 19, 1995. In accordance with the terms of these debentures, Synovus issued 452,829 shares of common stock to extinguish the debentures.

     The capital lease obligations payable and certain notes payable are secured by land, buildings, and equipment with a net carrying value at December 31, 1996, of approximately $1,009,000.

     Synovus has an unsecured line of credit, with an unaffiliated bank, for $20 million with an interest rate of 50 basis points above the "short-term index", as defined. There were no advances on this line of credit outstanding at any time in the years ended December 31, 1996 or 1995.

     Required annual principal payments on long-term debt for the five years subsequent to December 31, 1996, are as follows:

                        Parent
(In thousands)          Company    Subsidiaries   Total
--------------------------------------------------------------------------------
1997....................$120       11,307         11,427
1998.................... 120        7,079          7,199
1999.................... 120          382            502
2000.................... 120          307            427
2001.................... 120          289            409

--------------------------------------------------------------------------------

F-16                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 7    Income Taxes

     For the years ended December 31, 1996, 1995, and 1994, income tax expense
(benefit) consists of:

(In thousands)          1996       1995      1994
--------------------------------------------------------
Currently payable:
  Federal .......... $ 89,655     65,009     46,304
  State ............    5,974      4,048      4,267
-------------------------------------------------------
                       95,629     69,057     50,571
-------------------------------------------------------
Deferred:
  Federal ..........  (14,664)    (3,792)      (997)
  State ............   (1,257)      (379)      (100)
-------------------------------------------------------
                      (15,921)    (4,171)    (1,097)
-------------------------------------------------------
  Total income taxes $ 79,708     64,886     49,474
=======================================================

     Income tax expense as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following:

(In thousands)                                             1996        1995       1994
---------------------------------------------------------------------------------------------
Taxes at statutory federal income tax rate ..........   $76,759       62,814      48,624
Tax-exempt income ...................................    (2,859)      (2,956)     (3,654)
State income taxes, net of federal income tax benefit     3,066        2,385       2,709
Minority interest ...................................     2,657        1,867       1,514
Other, net ..........................................        85          776         281
---------------------------------------------------------------------------------------------
  Total income tax expense ..........................   $79,708       64,886      49,474
=============================================================================================
  Effective tax rate ................................     36.34%       36.15%      35.61
=============================================================================================

     The significant components of deferred income tax benefit for the years ended December 31, 1996, and 1995, and 1994 are as follows:

(In thousands)                                                                                          1996       1995       1994
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease)in net tax benefit (exclusive of the components listed below) ..............    $13,085        (9,065)    17,339
Adjustments to deferred income tax assets and liabilities for enacted tax rate change ..........        --            --        240
Change in valuation allowance ..................................................................      (383)         (418)       406
Change in deferred income tax assets and liabilities related to net unrealized gain (loss)
  on securities available for sale .............................................................     3,219        13,788    (16,555)
Deferred tax assets of acquired companies ......................................................        --          (134)      (333)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $15,921         4,171      1,097
====================================================================================================================================

         Envisioning.              Exploring.              Evolving.        F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 1996 and 1995 are presented below:

(In thousands)                                                                                           1996                 1995
------------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:

Provision for losses on loans ...........................................................             $38,226               32,244
Net unrealized loss on investment securities available for sale .........................                  69                   --
Other ...................................................................................              12,400               11,610
-----------------------------------------------------------------------------------------------------------------------------------
  Total gross deferred income tax assets ................................................              50,695               43,854
  Less valuation allowance ..............................................................                  --                 (383)
-----------------------------------------------------------------------------------------------------------------------------------
     Net deferred income tax assets .....................................................              50,695               43,471
-----------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:

Differences in depreciation .............................................................              (5,612)              (6,220)
Restricted stock awards .................................................................              (1,180)              (1,206)
Computer software development costs .....................................................             (14,314)             (14,958)
Net unrealized gain on investment securities available for sale .........................                  --               (3,150)
Pension .................................................................................                  --                 (241)
Purchase accounting adjustments .........................................................              (1,571)              (1,338)
Other, net ..............................................................................              (6,366)              (7,791)
-----------------------------------------------------------------------------------------------------------------------------------
   Total gross deferred income tax liabilities ..........................................             (29,043)             (34,904)
-----------------------------------------------------------------------------------------------------------------------------------
      Net deferred income tax assets ....................................................             $21,652                8,567
===================================================================================================================================

     There was no valuation allowance for deferred tax assets as of December 31, 1996, compared to the December 31, 1995 allowance of $383,000. The net change in the total valuation allowance for the years ended December 31, 1996 and 1995 was a decrease of $383,000 and $418,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Synovus will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 1996.

--------------------------------------------------------------------------------

Note 8  Employee Benefit Plans

     Under various stock option plans, Synovus has granted options for 4,300,528 shares of common stock to officers of Synovus and its subsidiaries. Synovus has expensed $813,000, $1,016,000 and $1,129,000 in 1996, 1995, and 1994,
respectively, related to the compensation element of these plans. At December 31, 1996, unamortized deferred compensation expense of $3,856,000 related to these options remained and will be amortized over the vesting period through 1997. The options outstanding at December 31, 1996 had a weighted average exercise price of $13.59.

     The per share weighted-average fair value of stock options granted during 1996 and 1995 was $19.67 and $21.66, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions: expected life of 4 years, expected dividend yield of 1.4%, risk free interest rate of 6.5% and an expected volatility of 22%, for both years.

     Synovus applies APB Opinion No. 25 in accounting for the stock option plans and, accordingly, compensation costs for the 1996 and 1995 option plans have not been recognized in the accompanying financial statements. However, Synovus issued discounted options prior to 1995, the compensation cost of which has been included in income as described above.

     In addition to the stock options described above, Synovus has awarded non-transferable, restricted shares of Synovus common stock to various key executives under key executive restricted stock bonus plans. The market value of the common stock at the date of issuance is included as a reduction of shareholders' equity in the consolidated statements of condition and is amortized as compensation expense using the straight-line method over the vesting period of the awards. Aggregate compensation expense with respect to the foregoing Synovus restricted stock awards was approximately $1,090,000, $779,000 and $1,421,000 in 1996, 1995 and 1994, respectively.

F-18                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Summary information regarding outstanding restricted stock bonus plans at December 31, 1996 is presented below:

     Year awards     Market value
     granted        at award date       Vesting period
--------------------------------------------------------------------------------
     1994                 870,000             5 years
     1995               2,054,000             5 years
     1996               3,771,000             5 years

     In 1992, TSYS also awarded 959,200 non-transferable, restricted shares of its common stock to various key executives under restricted stock bonus plans. The aggregate market value of the awards issued was $3,134,050, and is being amortized on a straight-line basis over the five to six year vesting periods of the awards.

     In accordance with APB Opinion No. 25, approximately $738,000 and $205,000 in compensation expense has been recorded in 1996 and 1995, respectively, for the restricted stock awards granted in 1996 and 1995. Had Synovus determined compensation cost based on the fair value at the grant date for its stock options and restricted stock awards under SFAS No. 123, Synovus' net income would have been reduced to the pro forma amounts indicated below:

Years ended December 31,
(In thousands)                 1996              1995
-------------------------------------------------------------------------------
Net income:
        As reported ........ $139,604          114,583
        Pro forma ..........  137,650          114,107
Earnings per share:
        As reported .........    1.20             1.00
        Pro forma ...........    1.19              .99


     Pro forma net income reflects only options and awards granted in 1996 and 1995. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above. The pro forma net income amount above does not include compensation cost that would be recorded over the options' vesting periods of 2 to 3 years or compensation cost for options granted prior to January 1, 1995.

     Stock option activity during the years ended December 31, 1996, 1995, and 1994 is as follows:

                                                                       1996             1995                1994
------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of period ..............         3,384,396          2,815,332           2,376,516
Options granted .........................................         1,296,349          1,237,686             813,266
Options exercised .......................................         (353,629)           (654,615)           (266,114)
Options cancelled .......................................          (26,588)            (14,007)           (108,336)
-------------------------------------------------------------------------------------------------------------------
  Options outstanding at end of period ..................         4,300,528          3,384,396           2,815,332
===================================================================================================================
  Options exercisable at end of period ..................         1,167,925          1,112,034             883,713
===================================================================================================================
Options' prices per share:
  Options granted during the period .....................  $ 19.63 to 21.63      6.49 to 15.17       4.76 to 12.75
  Options exercised during the period ...................  $  3.03 to 15.70      3.03 to  7.80       2.75 to  7.22
  Options outstanding at end of period ..................  $  3.03 to 21.63      3.03 to 15.17       3.03 to 12.75
-------------------------------------------------------------------------------------------------------------------


     In 1994, Synovus had noncontributory, trusteed pension plans (collectively referred to as "Plan") covering substantially all employees over 20 1/2 years of age. Total pension expense recorded in the accompanying financial statements was approximately $652,000, $3,195,000, and $1,516,000 in 1996, 1995, and 1994,
respectively.

     In 1995, Synovus terminated the Plan. During the years ended December 31, 1996 and 1995, Synovus settled the accumulated benefit obligation of approximately $15,849,000. The expenses incurred in 1996 and 1995 primarily relate to the loss on settlement of the terminated Plan.

         Envisioning.              Exploring.              Evolving.        F-19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     In 1995, Synovus adopted a defined-contribution, money purchase plan to replace the terminated pension plan referred to above. In addition, Synovus generally provides noncontributory, trusteed, profit sharing and 401(k) plans which cover all eligible employees. Annual discretionary contributions to these profit sharing and 401(k) plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans for the years ended December 31,
1996,   1995  and  1994  were   $30,125,000,   $23,238,000,   and   $12,853,000,
respectively.

     Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus' plans except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS contributed $3,069,000, $2,623,000 and $1,949,000 to these plans in 1996, 1995, and 1994, respectively.

     Synovus has also entered into employment agreements with certain executive officers for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The aggregate cost of these salary continuation plans and employment agreements was not material to the consolidated financial statements.

     Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost was not material to Synovus' consolidated financial statements.

--------------------------------------------------------------------------------

Note 9  Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of Synovus' on-balance sheet financial instruments at December 31, 1996 and 1995. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                                       1996                           1995
                                                             ----------------------------    -----------------------
                                                             Carrying        Estimated       Carrying     Estimated
(In thousands)  Value                                         Value          Fair Value        Value      Fair Value
--------------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and due from banks ...................................   $  404,952      404,952          382,696      382,696
Interest earning deposits with banks ......................        2,040        2,040            1,093        1,093
Federal funds sold ........................................       38,249       38,249          123,832      123,832
Investment securities available for sale ..................    1,276,083    1,276,083        1,106,298    1,106,298
Investment securities held to maturity ....................      363,008      364,694          380,918      386,579
Loans .....................................................    5,970,547    5,848,317        5,430,646    5,393,786
Purchased and originated mortgage servicing rights ........       17,212       20,499            8,569        9,844

Financial liabilities:
Non-interest bearing deposits .............................   $1,189,973    1,189,973        1,141,716    1,141,716
Interest bearing deposits .................................    6,013,062    6,017,256        5,586,163    5,590,868
Federal funds purchased and securities sold under agreement
     to repurchase ........................................      339,200      339,200          229,477     229,477
Long-term debt ............................................       97,283       94,818          106,815     105,874


     The carrying amounts and estimated fair values relating to off-balance sheet financial instruments are summarized in Note 10.

     Cash and due from banks, interest earning deposits with banks, and federal funds sold are repriced on a short-term basis, as such, the carrying value closely approximates market.

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

F-20                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Short-term debt that matures within ten days is assumed to be at fair value. The fair value of short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates.

--------------------------------------------------------------------------------

Note 10 Commitments

Off-Balance Sheet Financial Instruments

     Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, reduce its own exposure to fluctuations in interest rates, and to conduct lending activities. These financial instruments include commitments to extend credit, standby and commercial letters of credit, and interest rate swaps, floors and collars. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

     Synovus' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and standby and commercial letters of credit is represented by the contract amount of those instruments. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For interest rate swap, collar, and floor agreements held at year end, Synovus had insignificant credit risk.

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

     Loan commitments and letters of credit at December 31, 1996 and 1995 include the following:

(In thousands)                                                                   1996            1995
------------------------------------------------------------------------------------------------------
Standby letters of credit .................................................. $  321,891        255,230
Undisbursed construction loans  ............................................    341,457        316,139
Unused credit card lines  ..................................................    659,423        552,831
Other loan commitments .....................................................    817,206        700,227
Commitments to sell mortgage loans..........................................     23,000         36,000
--------------------------------------------------------------------------------------------------------
  Total .................................................................... $2,162,977      1,860,427
========================================================================================================

     Due to the short-term nature of the outstanding loan commitments, and the likelihood that, when funded, these loans will be indexed to the then current market rates, the off-balance sheet value closely approximates fair value.

     Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into off-balance sheet interest rate contracts involves not only interest rate risk but also, the risk of counterparties' failure to fulfill their legal obligations. Notional principal amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

     In October of 1995, Synovus and its subsidiary bank, Columbus Bank and Trust Company, entered the interest rate swap market for interest rate risk management purposes. In January of 1996, another subsidiary bank, The National Bank of South Carolina, also entered the interest rate swap market. The consolidated notional amount of interest rate swap, floor, and collar contracts was $450,000,000 and $125,000,000 as of December 31, 1996 and 1995,
respectively, with a carrying amount of $410,000, primarily related to the interest rate floor agreements in 1996, and no carrying amount in 1995. The estimated net unrealized (loss) gain on these interest rate contracts was ($1,935,000) and $1,776,000 at December 31, 1996 and 1995, respectively.

     These interest rate contracts are being utilized to hedge approximately $585,000,000 in prime rate floating loans in Georgia and South Carolina.

         Envisioning.              Exploring.              Evolving.        F-21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                          Weighted        Weighted     Weighted
December 31, 1996              Notional   Average         Average      Average Maturity    Unrealized   Unrealized   Net Unrealized
(In thousands)                 Amount     Receive Rate    Pay Rate<F1> In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps -LIBOR     $235,000      5.79            5.53         32                $ --          (2,200)      (2,200)
Receive Fixed Swaps - Prime      70,000      9.12            8.25         43                  630             --          630
-----------------------------------------------------------------------------------------------------------------------------------
     Total Receive Fixed Swaps  305,000      6.55            6.15         35                  630         (2,200)      (1,570)
-----------------------------------------------------------------------------------------------------------------------------------
------------

<F1>Variable pay rate based upon contract rates in effect at December 31, 1996 and 1995.

                                          Weighted        Weighted     Weighted
                               Notional   Average Cap     Average      Average Maturity    Unrealized   Unrealized   Net Unrealized
                               Amount         Rate        Floor Rate   In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Interest Rate Collars           80,000       9.16            7.91         34                  --            (445)        (445)

                                          Weighted                     Weighted
                               Notional   Average Floor                Average Maturity    Unrealized   Unrealized   Net Unrealized
                               Amount         Rate                     In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Interest Rate Floors            65,000       7.83                         48                   80             --           80

                                                                       Weighted
                               Notional                                Average Maturity    Unrealized   Unrealized   Net Unrealized
                               Amount                                  In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Total                         $450,000                                    37              $   710        (2,645)       (1,935)
====================================================================================================================================

                                          Weighted        Weighted     Weighted
December 31, 1995              Notional   Average         Average      Average Maturity    Unrealized   Unrealized   Net Unrealized
(In thousands)                 Amount     Receive Rate    Pay Rate<F1> In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps - LIBOR   $125,000       5.98%           5.88         46              $1,776              --       $1,776
===================================================================================================================================
-------

<F1>Variable pay rate based upon contract rates in effect at December 31, 1996 and 1995.

Lease Commitments

     Synovus has entered into long-term operating leases for various branch locations, data processing equipment, and furniture. Management expects that, as these leases expire, they will be renewed or replaced by other leases. At December 31, 1996, minimum rental commitments under all such noncancelable leases aggregated $118,647,000 of which the following approximate amounts are due for the next five years:


                                               Equipment
                                     Real        and
(In thousands)                     Property    Furniture    Total
--------------------------------------------------------------------------------
1997.......................      $5,909        26,888       32,797
1998.......................       5,617        25,221       30,838
1999.......................       4,996        19,264       24,260
2000.......................       4,765         8,038       12,803
2001.......................       3,613            88        3,701


     Rental expense on equipment, including cancelable leases, was $44,819,000, $33,445,000, and $25,111,000 in 1996, 1995, and 1994, respectively. Rental expense on facilities was $6,920,000,  $6,144,000, and $5,586,000 in 1996, 1995,
and  1994,  respectively.

Contract  Commitments

     In the normal course of its business, TSYS maintains processing and conversion agreements with its customers. These agreements contain contractual commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their agreements with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

Legal Proceedings

     Synovus is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position or results of operations.

F-22                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Currently, multiple lawsuits, some seeking class action treatment, are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) the sale of credit life insurance made in connection with consumer credit transactions; (2) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; and (3) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance. These lawsuits seek unspecified damages, including punitive damages, and purport to be class actions which, if certified, may involve many of such subsidiary's consumer credit transactions in Alabama for a number of years. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based on information presently available, and in light of legal and other defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted; however, that large punitive damage awards, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in Alabama.

--------------------------------------------------------------------------------

Note 11   Supplemental Financial Data

     Components of other operating expenses in excess of 1% of total revenues for any of the respective periods are as follows:

(In thousands)                                    1996      1995      1994
--------------------------------------------------------------------------------
Stationery, printing, and supplies............. $24,104    23,692    19,552
FDIC insurance ................................   1,469     7,849    12,742
--------------------------------------------------------------------------------

Note 12 Industry Segments

     Synovus operates principally in the banking industry through its subsidiary banks, mortgage servicing company, trust company, and broker/dealer company. Synovus also operates in the computerized data processing industry through its majority-owned subsidiary, TSYS, which primarily provides bankcard data processing for unaffiliated financial institutions and for Synovus. All, inter-segment services provided are charged at the same rates as unaffiliated customers, are included in the revenues and net income of the respective segments, and are eliminated to arrive at consolidated totals.

     Industry segment information for the years ended December 31, 1996, 1995, and 1994 is presented below.

                                                         General     Total Banking     Data
(In thousands)                               Banking     Corporate    Operations    Processing      Eliminations    Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Revenues.......................... 1996   $  779,764       --           779,764      311,648        (2,731)<F1>      1,088,681
                                   1995      709,774       --           709,774      249,708        (2,860)<F1>        956,622
                                   1994      586,917       --           586,917      187,571        (1,774)<F1>        772,714

Net income........................ 1996      121,808    (14,049)        107,759       39,437        (7,592)<F2>        139,604
                                   1995      105,692    (13,506)         92,186       27,730        (5,333)<F2>        114,583
                                   1994       83,983    (12,696)         71,287       22,490        (4,325)<F2>         89,452

Identifiable assets............... 1996    8,371,958     42,578       8,414,536      246,759       (48,951)          8,612,344
                                   1995    7,719,615     51,478       7,771,093      199,000       (42,498)          7,927,595
                                   1994    6,989,998     55,111       7,045,109      165,042       (34,072)          7,176,079

Capital expenditures<F3>.........  1996       34,508        676          35,184       28,622            --              63,806
                                   1995       22,835        269          23,104       25,108            --              48,212
                                   1994       19,117        320          19,437       22,501            --              41,938

Depreciation and
  amortization on premises,
  equipment, and purchased
  software ....................... 1996       16,344        360          16,704       19,108           --              35,812
                                   1995       13,999        332          14,331       17,126           --              31,457
                                   1994       12,871        365          13,236       13,472           --              26,708

---------------------

<F1> Principally, data processing service revenues provided to the banking segment.
<F2> Minority interest in the data processing segment.
<F3> Excludes expenditures related to data processing subsidiary's capitalization of internal software development costs.
--------------------------------------------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

 Note 13 Condensed Financial Information of Synovus Financial Corp.
(Parent Company only)

Condensed Statements of Condition
(In thousands)

December 31,                                                                             1996                    1995
-----------------------------------------------------------------------------------------------------------------------
Assets

Cash ...........................................................................       $     25                      47
Investment in consolidated bank subsidiaries, at equity (including TSYS) .......        836,466                 736,379
Investment in consolidated nonbank subsidiaries, at equity .....................          7,799                   6,775
Notes receivable from subsidiaries .............................................         25,613                  27,853
Other assets ...................................................................         19,076                  24,040
-----------------------------------------------------------------------------------------------------------------------
             Total assets ......................................................       $888,979                 795,094
-----------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders Equity

Long-term debt .................................................................       $ 77,200                  77,440
Other liabilities ..............................................................         28,029                  24,099
-----------------------------------------------------------------------------------------------------------------------
             Total liabilities .................................................        105,229                 101,539
-----------------------------------------------------------------------------------------------------------------------
Shareholders equity:
        Common stock ...........................................................        116,424                 115,921
        Surplus ................................................................         98,523                  88,381
        Less treasury stock ....................................................         (1,285)                 (1,022)
        Less unamortized restricted stock ......................................         (5,344)                 (2,663)
        Net unrealized gain (loss) on investment securities available for sale .           (112)                  5,774
        Retained earnings ......................................................        575,544                 487,164
-----------------------------------------------------------------------------------------------------------------------
             Total shareholders equity .........................................        783,750                 693,555
-----------------------------------------------------------------------------------------------------------------------
             Total liabilities and shareholders equity .........................        888,979                 795,094
=======================================================================================================================

F-24                S Y N O V U S  F I N A N C I A L  C O R P.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Condensed Statements of Income
(In thousands)

Years ended December 31,                                                                         1996       1995      1994
----------------------------------------------------------------------------------------------------------------------------

Income:
        Dividends received from bank subsidiaries (including TSYS) ..........................  $ 61,925    76,464    72,800
        Dividends received from nonbank subsidiaries ........................................        --        --       300
        Management fees .....................................................................     1,642     2,511     3,586
        Interest income .....................................................................     1,678     2,149     1,425
        Other income ........................................................................     3,144     2,616     2,330
----------------------------------------------------------------------------------------------------------------------------
                Total income ................................................................    68,389    83,740    80,441
----------------------------------------------------------------------------------------------------------------------------
Expenses:
        Interest expense ....................................................................     4,818     6,046     6,874
        Other expenses ......................................................................    25,129    23,904    19,758
----------------------------------------------------------------------------------------------------------------------------
                Total expenses ..............................................................    29,947    29,950    26,632
----------------------------------------------------------------------------------------------------------------------------
                Income before income taxes and equity in undistributed income of subsidiaries    38,442    53,790    53,809
Allocated income tax benefit ................................................................    (9,526)   (9,246)   (6,931)
----------------------------------------------------------------------------------------------------------------------------
                Income before equity in undistributed income of subsidiaries ................    47,968    63,036    60,740
Equity in undistributed income of subsidiaries ..............................................    91,636    51,547    28,712
----------------------------------------------------------------------------------------------------------------------------
                Net income ..................................................................  $139,604   114,583    89,452
============================================================================================================================

         Envisioning.              Exploring.              Evolving.        F-25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Condensed Statements of Cash Flows
(In thousands)
Years ended December 31,                                                              1996                1995               1994
-----------------------------------------------------------------------------------------------------------------------------------

Operating Activities
        Net income ..............................................................  $  139,604            114,583             89,452
        Adjustments to reconcile net income to net cash
                provided by operating activities:
                        Equity in undistributed earnings of subsidiaries ........    (91,636)            (51,547)           (28,712)
                        Net income of equity method investment ..................        (92)                (78)              (337)
                        Depreciation, amortization, and accretion, net ..........        768                 739              1,312
                        Net increase in other liabilities .......................      3,930               5,723              5,474
                        Net decrease (increase) in other assets .................      4,142               8,799            (10,632)
------------------------------------------------------------------------------------------------------------------------------------
                                Net cash provided by operating activities .......     56,716              78,219             56,557
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
        Net investment in subsidiaries ..........................................     (9,821)             (9,835)           (11,005)
        Cash from merged parent company operations ..............................         --                 515                 --
        Net (increase) decrease  in notes receivable from subsidiaries ..........     (1,021)              1,200              1,700
        Net decrease (increase) in short-term notes receivable from subsidiaries       3,261              (4,765)            (6,907)
        Purchase of premises and equipment, net .................................       (396)               (266)              (301)
------------------------------------------------------------------------------------------------------------------------------------
                                Net cash used in investing activities ...........     (7,977)            (13,151)           (16,513)
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
        Dividends paid to shareholders ..........................................    (51,123)            (42,042)           (33,006)
        Net decrease in short-term borrowings ...................................         --                  --             (5,404)
        Principal repayments on long-term debt ..................................       (240)            (25,620)            (2,166)
        Proceeds from issuance of long-term debt ................................         --                  --              5,000
        Purchase of treasury stock ..............................................       (263)             (1,303)            (6,013)

        Proceeds from issuance of common stock ..................................      2,865               3,705              1,270
-----------------------------------------------------------------------------------------------------------------------------------
                                Net cash used in financing activities ...........    (48,761)            (65,260)           (40,319)
------------------------------------------------------------------------------------------------------------------------------------
Decrease in cash ................................................................        (22)               (192)              (275)
Cash at beginning of period .....................................................         47                 239                514
------------------------------------------------------------------------------------------------------------------------------------
Cash at end of period ...........................................................  $      25                  47                239
====================================================================================================================================

     Supplemental Information: For the years ended December 31, 1996, 1995, and 1994, the Parent Company paid income taxes of $90 million, $68 million, and $48 million, and interest in the amounts of $5 million, $6 million, and $7 million, respectively.

     The amount of dividends paid to the Parent Company from the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 1997, without prior approval from the banking regulatory agencies, is approximately $84,111,000. In prior years, Synovus' banks have received permission and have paid cash dividends to the Parent Company in excess of these regulatory limitations.

     As a result of the regulatory limitations, at December 31, 1996, approximately $752,355,000 of the Parent Company's investment in net assets of subsidiary banks of $836,466,000, as shown in the accompanying condensed statements of condition, was restricted from transfer by subsidiary banks to the Parent Company in the form of cash dividends.

     Synovus is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Synovus' consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Synovus must meet specific capital guidelines that involve quantitative measures of Synovus' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Synovus capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Synovus on a consolidated basis, and the Parent Company and subsidiary banks, individually, to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 1996, that Synovus meets all capital adequacy requirements to which it is subject.

F-26                S Y N O V U S  F I N A N C I A L  C O R P.


     As of December 31, 1996, the most recent notification from The Federal Reserve Bank of Atlanta categorized the significant Synovus subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Management is not aware of the existence of any conditions or events occurring subsequent to December 31, 1996 which would affect Synovus or its subsidiaries well capitalized classifications.

     Actual capital amounts and ratios for Synovus are presented in the table below on a consolidated basis and for each significant subsidiary, as defined.

                                                                                               To be Well
                                                                                            Capitalized Under
                                                                        For Capital         Prompt Corrective
(In thousands)                                    Actual              Adequacy Purposes     Action Provisions
                                        --------------------         -------------------   ---------------------
December 31,                            1996            1995         1996        1995      1996        1995
----------------------------------------------------------------------------------------------------------------

Synovus Financial Corp.

Tier I capital ......................  $777,708        674,165      266,279    239,157     399,418      358,735
Total risk-based capital ............   863,261        751,423      532,557    478,313     665,697      597,891

Tier I capital ratio ................     11.68%         11.28        4.00        4.00        6.00        6.00
Total risk-based capital ratio ......     12.97          12.57        8.00        8.00       10.00       10.00
Leverage ratio ......................      9.36           8.71        4.00        4,00        5.00        5.00

Columbus Bank and Trust Company

Tier I capital ......................  $298,610        251,561       65,598     57,078      98,397      85,617
Total risk-based capital ............   316,045        267,303      131,196    114,156     163,994     142,696

Tier I capital ratio ................     18.21%         17.63        4.00        4.00        6.00        6.00
Total risk-based capital ratio ......     19.27          18.73        8.00        8.00       10.00       10.00
Leverage ratio ......................     17.12          15.87        4.00        4.00        5.00        5.00

The National Bank of South Carolina

Tier I capital ......................  $ 94,373         84,324      38,455      34,836      57,682      52,254
Total risk-based capital ............   106,396         94,583      76,909      69,672      96,137      87,090

Tier I capital ratio ................      9.82%          9.68        4.00        4.00        6.00        6.00
Total risk-based capital ratio ......     11.07          10.86        8.00        8.00       10.00       10.00
Leverage ratio ......................      7.88           7.70        4.00        4.00        5.00        5.00

         Envisioning.              Exploring.              Evolving.        F-27

[logo] KPMG Peat Marwick LLP
       303 Peachtree Street, N.E.
       Suite 2000
       Atlanta, GA  30308


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Synovus Financial Corp.:

     We have audited the accompanying consolidated statements of condition of Synovus Financial Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of Synovus' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP

January 21, 1997


Member Firm of
Klynveld Peat Marwick Goerdeler


F-28                S Y N O V U S  F I N A N C I A L  C O R P.

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

                                                                                                                   Percent
Years ended December 31,                                                       1996                  1995           Change
---------------------------------------------------------------------------------------------------------------------------
Statements of Condition
        Assets ...........................................................  8,612,344             7,927,595            8.6%
        Loans, net .......................................................  5,970,547             5,430,646            9.9
        Deposits .........................................................  7,203,035             6,727,879            7.1
        Shareholders' equity .............................................    783,750               693,555           13.0
        Book value per share .............................................       6.74                  5.99           12.5
        Cash dividends declared per share ................................        .44                   .36           22.2
        Equity to assets .................................................       9.10%                 8.75
        Reserve for loan losses to loans .................................       1.56                  1.48
---------------------------------------------------------------------------------------------------------------------------
Statements of Income
        Net income before special FDIC assessment ........................    142,400               114,583           24.3%
        Net income after special FDIC assessment .........................    139,604               114,583           21.8
        Net income per share before special FDIC assessment ..............       1.23                  1.00           23.0
        Net income per share after special FDIC assessment ...............       1.20                  1.00           20.6
---------------------------------------------------------------------------------------------------------------------------
Performance Ratios
        Return on assets before special FDIC assessment ..................       1.75%                 1.53
        Return on assets  after special FDIC assessment ..................       1.72                  1.53
        Return on equity before special FDIC assessment ..................      19.49                 17.92
        Return on equity  after special FDIC assessment ..................      19.11                 17.92
        Net interest margin ..............................................       5.19                  5.15
        Net overhead ratio before special FDIC assessment ................       1.37                  1.75
        Net overhead ratio after special FDIC assessment .................       1.43                  1.75

----------------------------------------------------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-29

FINANCIAL REVIEW

Summary

     Synovus Financial Corp. (Synovus) has continued to improve performance with the most successful year in its history. Net income for 1996 was $139.6 million, increasing 21.8% over the $114.6 million earned in 1995. Net income per share increased to $1.20 in 1996, up 20.6% from the $1.00 earned in 1995. Return on assets continued to improve in 1996 increasing 19 basis points to 1.72%, compared to 1.53% in 1995. Return on equity also improved to 19.11% in 1996, compared to 17.92% in 1995.

     These record results are attributable to significant improvements in Synovus' banking operations and at Total System Services, Inc. (TSYS), Synovus' majority owned bankcard processing subsidiary. During 1996, net interest income and non-interest income grew 9.7% and 24.8%, respectively, over 1995, while non-interest expense increased 15.0% and the provision for loan losses increased 23.2%.

     Synovus' banking operations results, which exclude TSYS, also continued to improve during 1996. Net income for Synovus banking operations increased 16.9% to $107.8 million from $92.2 million in 1995. Return on assets for Synovus banking operations improved in 1996 increasing 10 basis points to 1.36%, compared to 1.26% in 1995. Return on equity allocated to Synovus banking operations also improved to 17.88% in 1996, compared to 17.31% in 1995.

     On September 30, 1996, legislation was approved to recapitalize the Savings Association Insurance Fund. Due to this recapitalization, Synovus paid a special assessment to the Federal Deposit Insurance Corporation (FDIC) of approximately $2.8 million on an after-tax basis, which represents approximately $.03 per share for the year of 1996. Synovus' consolidated statement of income for 1996 includes this special assessment.

     The following paragraph discusses the financial results for 1996, before the FDIC special assessment. Net income for 1996 was $142.4, up $27.8 million, or 24.3%, from the same period a year ago. Net income per share increased 23.0% during the year, from $1.00 in 1995 to $1.23 in 1996. Synovus' core operations strong performance resulted in a return on average assets of 1.75% and a return on average equity of 19.49% for 1996. This compared to a return on average assets and a return on average equity of 1.53% and 17.92%, respectively, in 1995.

     Synovus' total assets ended the year at $8.6 billion, a growth rate of 8.6% for 1996, resulting from net loan growth of $539.9 million, or 9.9%. This asset growth was primarily funded by a $475.2 million increase, or 7.1%, in total deposits. The increases in both loans and deposits reflect a strong Southeastern economic environment as well as market share gains. Shareholders' equity grew 13.0% to $783.8 million, which represented 9.10% of total assets.

     The following discussion reviews the results of operations and assesses the financial condition of Synovus. This discussion should be read in conjunction with the preceding consolidated financial statements and accompanying notes.

     On March 11, 1996, Synovus declared a three-for-two stock split effected April 8, 1996, to shareholders of record on March 21, 1996. Share and per share data for all periods presented have been restated to reflect the additional shares outstanding resulting from the stock split.

--------------------------------------------------------------------------------
Table 1

 Five Year Selected Financial Data  (In thousands, except per share data)

                                                                               Years Ended December 31,
                                                     ----------------------------------------------------------------------------
                                                           1996<F2>           1995           1994           1993           1992
                                                     ----------------------------------------------------------------------------

Net interest income ................................... $  374,874            341,875        301,231        263,213        241,203
Provision for losses on loans .........................     31,766             25,787         25,387         24,924         33,302
Income before extraordinary item ......................    139,604            114,583         89,452         80,379         66,685
Net income ............................................    139,604            114,583         89,452         77,467         66,685
Per share data:
        Income before extraordinary item ..............       1.20               1.00            .79            .74            .61
        Net income ....................................       1.20               1.00            .79            .71            .61
        Cash dividends declared .......................        .44                .36            .30            .25            .21
Long-term debt ........................................     97,283            106,815        139,811        143,481        143,215
Average total equity ..................................    730,541            639,426        566,562        505,027        444,565
Average total assets ..................................  8,135,587          7,498,299      6,782,659      6,141,794      5,702,968
Ratios:
        Return on assets before extraordinary item.....       1.72%              1.53           1.32           1.31           1.17
        Return on assets after extraordinary item .....       1.72               1.53           1.32           1.26           1.17
        Return on equity before extraordinary item.....      19.11              17.92          15.79          15.92          15.00
        Return on equity after extraordinary item .....      19.11              17.92          15.79          15.34          15.00
        Dividend payout ratio <F1>.....................      36.62              36.69          36.90          35.10          28.59
        Average equity to average assets ..............       8.98               8.53           8.35           8.22           7.80
----------

<F1> Determined by dividing dividends  declared by net income,  including pooled subsidiaries.

<F2> 1996  selected  financial  data  reflects  the impact of the  special  FDIC assessment. Without the special FDIC assessment, net income would have been $142,400 and net income per share would have been $1.23.

--------------------------------------------------------------------------------

F-30                S Y N O V U S  F I N A N C I A L  C O R P.


Acquisitions

     On October 24, 1996, Synovus completed the acquisition of two full-service banking centers in Rome, Georgia. Synovus acquired approximately $49 million in deposits and $12 million in loans from the two banking centers. The acquisition was accounted for as a purchase.

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

     A list of the bank acquisitions completed during the past three years follows:

(Dollars in thousands)
                                                                    Acquired        Shares         Financial
Company and Location                               Date               Assets        Issued      Statement Presentation
-----------------------------------------    ----------------     -----------    ---------     -----------------------
Two branches                                  October 24, 1996     $   46,464          N/A      Purchase
     Rome, Georgia
Citizens & Merchants Corporation               April 28, 1995      $   52,000       939,704     Pooling (Non-restated)
     Douglasville, Georgia
NBSC Corporation                             February 28, 1995     $1,100,000    11,894,022     Pooling (Restated)
     Columbia, South Carolina
Peach State Bank                              January 31, 1995     $   43,000       399,747     Purchase
     Riverdale, Georgia
State Bancshares, Inc.                        October 31, 1994     $   62,000       823,318     Pooling (Non-restated)
     Enterprise, Alabama
PNB Bankshares, Inc.                              May 31, 1994     $   78,000       822,319     Pooling (Non-restated)
     Peachtree City, Georgia

This information is discussed in further detail in Note 1 of the financial statements.
--------------------------------------------------------------------------------

Table 2

Net Interest Income
(In thousands)
                                                                         Years Ended December 31,
                                                                --------------------------------------
                                                                     1996         1995           1994
                                                                --------------------------------------
Interest income ..............................................  $   663,303     615,788        498,382
Taxable-equivalent adjustment ................................        4,595       5,107          5,599
------------------------------------------------------------------------------------------------------
          Interest income, taxable-equivalent ................      667,898     620,895        503,981
Interest expense .............................................      288,429     273,913        197,151
------------------------------------------------------------------------------------------------------
          Net interest income, taxable-equivalent ............  $   379,469     346,982        306,830
======================================================================================================

--------------------------------------------------------------------------------
Earning Assets, Sources of Funds, and Net Interest Income

     Average total assets for 1996 were $8.1 billion, or 8.5% over 1995 average total assets of $7.5 billion. Average earning assets for 1996 were $7.3 billion, which represented 90% of average total assets. A $473.2 million, or 7.4%, increase in average deposits for 1996 provided the funding for a $449.9 million, or 8.6%, increase in average net loans. Average shareholders' equity for 1996 was $730.5 million.

     For 1995, average total assets increased $715.6 million, or 10.6%. Average earning assets for 1995 were $6.7 billion, which represented 90% of average total assets. For more detailed information on Synovus' average statement of condition for the years ended 1996, 1995, and 1994, refer to Table 3.

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

         Envisioning.              Exploring.              Evolving.        F-31

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

     Net interest income for 1996 was a record $374.9 million, up $33.0 million, or 9.7%, from 1995. On a taxable-equivalent basis, net interest income was $379.5 million, up $32.5 million, or 9.4%, over 1995. During 1996, average interest earning assets increased $567.7 million, or 8.4%, with the majority of this increase attributable to loan growth. Increases in the level of time deposits were the main contributor to the $432.9 million, or 7.5%, growth in average interest bearing liabilities.

     The 5.19% net interest margin achieved in 1996 is a 4 basis point increase over the 5.15% reported for 1995. This increase is the result of higher investment yields, loan growth, lower cost of funds, increased loan fees, and recovery of interest on loans. The reinvestment yield for securities was relatively strong in 1996 due to higher market rates. The effective cost of funds declined 21 basis points since January 1996 due to maturities of prior year promotional CD's and general repricing during the current year. Another influence impacting the net interest margin is the percentage of earning assets funded by interest bearing liabilities. Funding for Synovus' earning assets comes from interest bearing liabilities, non-interest bearing liabilities, and shareholders' equity. Earning assets funded by non-interest bearing liabilities continue to provide a positive impact on the net interest margin.

     The 1996 net interest margin steadily increased in each quarter of 1996. The first quarter net interest margin was 5.13% and increased 11 basis points, during 1996, to the fourth quarter net interest margin of 5.24%.

     During 1995, net interest income and tax-equivalent net interest income increased 13.5% and 13.1%, respectively. Average interest earning assets grew 10.8% while interest bearing liabilities increased 9.9%. This growth, along with a 10 basis point improvement in the net interest margin to 5.15% from 5.05%, contributed to Synovus' earnings. The net interest margin also increased as a result of a 10.5% increase in average non-interest bearing demand deposits. The decrease in the spread rate of 8 basis points was the result of a 92 basis point increase in the yield on earning assets offset by a 100 basis point increase in the rate paid on interest bearing liabilities. The higher average prime rate experienced during 1995 resulted in the repricing of interest earning assets upward, while depositors moved funds temporarily held in transaction accounts to higher paying time deposits which resulted in a higher interest-bearing cost of funds.

     Despite the growth in net interest income and the strong net interest margin, the margin declined from a first quarter high of 5.25% to 5.10% in the fourth quarter of 1995. This decline during 1995 primarily resulted from a shift of transaction-oriented deposit accounts to time deposits and a decrease in the prime rate during the second half of the year. Synovus sought to manage this decline through the use of product and pricing management as well as hedging opportunities using off-balance sheet derivatives. These activities are discussed further in the "Off-Balance Sheet Derivatives for Interest Rate Risk Management" section of this report.

F-32                S Y N O V U S  F I N A N C I A L  C O R P.

--------------------------------------------------------------------------------
Table 3

Consolidated Average Balances, Interest, and Yields
(In thousands)
                                                              1996                     1995                         1994
                                                   ---------------------------------------------------------------------------------
                                                   Average            Yield/  Average            Yield/   Average             Yield/
                                                   Balance   Interest Rate    Balance   Interest  Rate    Balance    Interest  Rate
                                                   ---------------------------------------------------------------------------------
Assets
Interest earning assets:
        Taxable loans, net<F1><F2> ...............$5,750,099  559,809  9.74% $5,288,863  522,258   9.87%  $4,643,731  412,086  8.87%
        Tax-exempt loans, net<F2><F3> ............    33,719    3,589 10.64      38,044    4,230  11.12       45,755    4,747 10.37
        Reserve for loan losses ..................   (87,046)            --     (80,034)             --      (70,893)            --
                                                  ----------  -------         ---------  -------           ---------  -------
                Loans, net ....................... 5,696,772  563,398  9.89   5,246,873  526,488  10.03    4,618,593  416,833  9.03
                                                  ----------  -------         ---------  -------           ---------  -------
        Taxable investment securities<F4> ........ 1,462,733   92,404  6.32   1,270,063   77,198   6.08    1,270,976   72,546  5.71
        Tax-exempt investment securities<F3><F4>..   111,886   10,171  9.09     120,064   11,096   9.24      123,437   11,780  9.54
                                                  ----------   ------         ---------   ------           ---------   ------
                Total investment securities ...... 1,574,619  102,575  6.51   1,390,127   88,294   6.35    1,394,413   84,326  6.05
                                                  ----------  -------         ---------   ------           ---------   ------
        Interest earning deposits with banks .....     1,221       59  4.83       1,828      107   5.85          641       35  5.46
        Federal funds sold .......................    35,213    1,866  5.30     101,334    6,006   5.93       68,196    2,787  4.09
                                                  ----------  -------         ---------   ------           ---------   ------
                Total interest earning assets .... 7,307,825  667,898  9.14   6,740,162  620,895   9.21    6,081,843  503,981  8.29
                                                  ----------  -------         ---------  -------           ---------  -------
Cash and due from banks ..........................   312,997                    298,328                      284,651
Premises and equipment, net ......................   234,351                    209,415                      197,313
Other real estate ................................    11,527                     13,582                       15,182
Other assets <F5>.................................   268,887                    236,812                      203,670
                                                  ----------                 ----------                    ---------
                Total assets .....................$8,135,587                 $7,498,299                   $6,782,659
                                                  ==========                 ==========                    =========
Liabilities and Shareholders' Equity
Interest bearing liabilities:
        Interest bearing demand deposits .........$  940,303   23,440  2.49  $  887,694   23,947   2.70   $  873,992   22,614  2.59
        Money market accounts .................... 1,034,336   41,011  3.96     915,710   36,817   4.02      863,081   26,126  3.03
        Savings deposits .........................   469,714   12,305  2.62     475,962   13,746   2.89      510,380   14,226  2.79
        Time deposits ............................ 3,333,501  190,593  5.72   3,113,375  179,251   5.76    2,574,468  113,953  4.43
        Federal funds purchased and
                securities sold under agreement
                to repurchase ....................   288,107   14,973  5.20     216,342   12,092   5.59      235,858   10,021  4.25
        Other borrowed funds .....................   101,289    6,107  6.03     125,317    8,060   6.43      159,900   10,211  6.39
                                                   ---------  -------         ---------  -------           ---------  -------
                Total interest bearing liabilities 6,167,250  288,429  4.67   5,734,400  273,913   4.78    5,217,679  197,151  3.78
                                                   ---------  -------  ----   ---------  -------   ----    ---------  -------  ----
                Spread rate ......................                     4.47%                       4.43%                       4.51%
                                                                       ====                        ====                        ====
Non-interest bearing demand deposits ............. 1,074,676                    986,582                      892,800
Other liabilities ................................   163,120                    137,891                      105,618
Shareholders' equity .............................   730,541                    639,426                      566,562
                                                   ---------                    -------                      -------
                Total liabilities and
                        shareholders' equity .....$8,135,587                 $7,498,299                   $6,782,659
                                                  ==========                  =========                    =========
 Net interest income/margin ......................            379,469  5.19%              346,982  5.15%              306,830  5.05%
                                                                       ====                        ====                        ====
 Taxable-equivalent adjustment ...................             (4,595)                     (5,107)                     (5,599)
                                                             --------                     -------                     -------
 Net interest income, actual .....................$          $374,874                     $341,875                   $301,231
                                                              =======                     ========                    ========
---------

<F1> Average  loans are shown net of unearned  income.  Nonperforming  loans are included.
<F2> Interest  income  includes  loan fees as  follows:  1996 - $23,929,  1995 -
     $20,825, 1994 - $19,140.
<F3> Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.
<F4> Includes  certain  investment  securities  available  for  sale,  at  their respective average amortized cost. For the years ended December 31, 1996, 1995, and 1994, the average amortized cost of these securities amounted to $1,206,522, $881,063, and $863,655, respectively.
<F5> In  1996,  1995,  and  1994,  there  were  $3,370,   $7,674,   and  $8,293,
     respectively, of average net unrealized losses on investment securities available for sale.

--------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-33

--------------------------------------------------------------------------------
Table 4

Rate/Volume Analysis
(In thousands)
                                                                 1996 Compared to 1995                  1995 Compared to 1994
                                                            ------------------------------       ----------------------------------
                                                                    Change Due to <F1>                   Change Due to <F1>
                                                            ------------------------------       ----------------------------------
                                                                           Yield/       Net                   Yield/         Net
                                                            Volume          Rate      Change      Volume       Rate        Change
-----------------------------------------------------------------------------------------------------------------------------------
Interest earned on:
        Taxable loans, net ..............................   $ 45,546      (7,995)     37,551      57,249      52,923     110,172
        Tax-exempt loans, net <F2> ......................       (481)       (160)       (641)       (800)        283        (517)
        Taxable investment securities ...................     11,711       3,495      15,206         (52)      4,704       4,652
        Tax-exempt investment securities <F2>............       (756)       (169)       (925)       (322)       (362)       (684)
        Interest earning deposits with banks ............        (36)        (12)        (48)         65           7          72
        Federal funds sold ..............................     (3,919)       (221)     (4,140)      1,354       1,865       3,219
-----------------------------------------------------------------------------------------------------------------------------------
                Total interest income ...................     52,065      (5,062)     47,003      57,494      59,420     116,914
-----------------------------------------------------------------------------------------------------------------------------------
Interest paid on:
        Interest bearing demand deposits ................      1,419      (1,926)       (507)        355         978       1,333
        Money market accounts ...........................      4,769        (575)      4,194       1,593       9,098      10,691
        Savings deposits ................................       (180)     (1,261)     (1,441)       (959)        479        (480)
        Time deposits ...................................     12,674      (1,332)     11,342      23,853      41,445      65,298
        Federal funds purchased and securities sold under
                agreement to repurchase .................      4,011      (1,130)      2,881        (829)      2,900       2,071
        Other borrowed funds ............................     (1,545)       (408)     (1,953)     (2,210)         59      (2,151)
-----------------------------------------------------------------------------------------------------------------------------------
                Total interest expense ..................     21,148      (6,632)     14,516      21,803      54,959      76,762
-----------------------------------------------------------------------------------------------------------------------------------
                Net interest income .....................   $ 30,917       1,570      32,487      35,691       4,461      40,152
===================================================================================================================================

<F1> The change in interest  due to both rate and volume has been  allocated  to the rate component.
<F2> Reflects taxable-equivalent  adjustments using the statutory federal income tax rate of 35% in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

--------------------------------------------------------------------------------

Non-Interest Income

     Non-interest income consists of a wide variety of fee generating services viewed as traditional banking services along with revenues earned by TSYS, Synovus' bankcard data processing company. During 1996, total non-interest income increased $84.5 million, or 24.8%. Revenues from bankcard data processing services offered by TSYS were the largest contributor increasing $60.4 million, or 25.6%, over 1995. Service charges on banking operations' deposit accounts increased $5.8 million, or 12.3%. Fees for trust services increased $1.8 million, or 18.5%, over 1995. Other operating income increased $15.3 million, or 37.6%, in 1996 due to increased product revenues from securities sales, fees on letters of credit, and public finance bond activities.

     TSYS contributed approximately 70% of Synovus' total non-interest income in 1996 with the majority of this reported as data processing services income. Data processing services income is derived principally from the servicing of individual bankcard accounts for the card issuing customers of TSYS. The growth in TSYS is evidenced by the average number of total cardholder accounts processed by TSYS, which was approximately 72.0 million in 1996, compared to
53.1 million in 1995, and 39.5 million in 1994. TSYS currently processes 79.4 million cardholder accounts across the United States, Puerto Rico, Canada, and Mexico.

     During 1996, approximately 6.5 million cardholder accounts of new customers were added to THE TOTAL SYSTEM. At December 31, 1996, cardholder accounts on file included 3.4 million accounts of banks being processed for Total System Services de Mexico, S.A. de C.V. ("TSYS de Mexico"), TSYS' Mexican joint venture; the conversion of these accounts to THE TOTAL SYSTEM was completed in July 1995. The remaining growth in cardholder accounts is primarily a result of portfolio growth of existing customers.

     On August 16, 1995, TSYS and Visa U.S.A. Inc. ("Visa") announced an agreement in principle to merge their merchant and point-of-sale processing operations. On May 1, 1996, the joint venture, known as Vital Processing Services L.L.C. ("Vital"), became operational and began offering fully integrated merchant transaction and related electronic information services to financial and nonfinancial institutions and their merchant customers. Vital is structured with its own management team and separate Board of Directors and has its corporate headquarters in Phoenix, Arizona, with other locations in Columbus, Georgia, and Atlanta, Georgia. TSYS and Visa are equal owners in the joint venture.

     Since 1994, TSYS has been servicing commercial cards which include purchasing cards, corporate, and company business cards for employees. At December 31, 1996, TSYS was processing approximately 3.1 million commercial card accounts, a 42.5% increase over the approximately 2.0 million being processed at year-end 1995, representing a 53.8% increase over the 1.3 million at year-end 1994. Commercial card revenue is included in revenues from bankcard processing.

F-34                 S Y N O V U S  F I N A N C I A L  C O R P.


     A significant amount of the TSYS' revenues are derived from certain major customers who are processed under long-term contracts. For the years ended December 31, 1996, 1995, and 1994, two customers accounted for approximately 29%, 34%, and 36% of total revenues, respectively. As a result, the loss of one of TSYS' major customers could have a material adverse effect on TSYS' financial condition and results of operations.

     During 1996, TSYS converted and began processing approximately 4.5 million accounts for Bank of America. TSYS' conversion schedule for 1997 anticipates conversion of all of Bank of America's remaining accounts. In addition, during the second quarter of 1996, TSYS and Bank of America amended their processing agreement to, among other things, eliminate the financial penalties and termination rights associated with prior conversion delays. TSYS management believes all of Bank of America's cardholder accounts will be successfully converted to TS2.

     Synovus continues to emphasize the importance of growth in non-interest related sources of income in its banking operations via "The New Bank" initiatives. Designed to identify and integrate the people, programs, and systems Synovus will need for the 21st century, this vital strategy incorporates new technologies, new products and services, and will position Synovus to deliver even greater service to its customers and, ultimately, increased value to our shareholders. Non-interest income reported by Synovus' banking operations increased $15.5 million, or 16.4%, in 1996 and $5.1 million, or 5.7%, in 1995.

     Service charges on deposit accounts have historically been one of the primary sources of other income for Synovus' banking operations. In 1996, service charges on deposit accounts increased $5.8 million, or 12.3%, as a result of increases in the number of accounts serviced and increased volume related to activity based fees.

     On January 1, 1995, Synovus formed Synovus Trust Company, a new subsidiary in which to consolidate all Synovus' Georgia trust operations. This new subsidiary is expected to bring continued efficiencies and expertise to this banking service. Trust fees for 1996 increased $1.8 million, or 18.5%, over 1995. Fees for trust services are derived from performing estate administration, personal trust, corporate trust, and employee benefit plan administration. At December 31, 1996 and 1995, total market value of assets administered by Synovus Trust Company and subsidiary bank trust operations was approximately $4.8 billion and $3.5 billion, respectively.

     Non-interest income in 1996 and 1995 has also been positively impacted by increases in revenues from mortgage banking and related servicing. In June of 1994, Synovus Mortgage Corp. was formed to enhance the mortgage products offered by the banking subsidiaries and to generate additional fee income through mortgage servicing. Synovus Mortgage Corp. provides expertise in the areas of products and pricing to the subsidiary banks and serves as an outlet for placing these mortgage loans into the secondary market while retaining the related servicing rights. The adoption of Statement of Financial Accounting Standards
(SFAS) No. 122, "Accounting for Mortgage Servicing Rights", in July of 1995, had an immaterial favorable impact on non-interest income. Mortgage loan origination volume and increased revenue from the growth in the portfolio of loans serviced for others were the major factors driving the mortgage revenue increases.

     In 1995, total non-interest income increased $66.5 million, or 24.2%. Revenues from bankcard data processing services offered by TSYS were the largest contributor increasing $58.0 million, or 32.6%, over 1994. Service charges on banking operations' deposit accounts increased $5.2 million, or 12.6%, primarily as a result of continued growth in the number of accounts serviced and increased fee structure. Fees for trust services increased $.9 million, or 9.7%, over 1994. Other operating income increased $1.8 million, or 4.5%, in 1995 primarily due to acquisitions in 1995, merchant fees on credit cards and gains on sales of other real estate.

Non-Interest Expense

     Non-interest expense increased $71.7 million, or 15.0%, in 1996 over 1995. Management analyzes non-interest expense in two separate components: banking operations and TSYS. The table below summarizes this data for the years ended December 31, 1996, 1995, and 1994:

                                           1996               1995             1994
------------------------------------------------------------------------------------------
(In thousands)                       Banking     TSYS   Banking    TSYS   Banking    TSYS
------------------------------------------------------------------------------------------
Salaries and other personnel expense $173,653  124,259  157,533   94,946  138,480   73,051
Net occupancy and equipment expense    39,023   82,118   35,080   64,549   32,136   51,283
Other operating expenses ...........   69,161   53,368   72,721   47,291   83,836   28,139
Minority interest ..................    7,592       --    5,333       --    4,325       --
------------------------------------------------------------------------------------------
     Total non-interest expense .... $289,429  259,745  270,667  206,786  258,777  152,473
==========================================================================================

     Non-interest expense related to TSYS increased $53.0 million, or 25.6%, in 1996 over 1995 with a significant portion of this increase being employment expenses. The average number of employees increased from 2,087 in 1995 to 2,498 in 1996. This growth in employees, along with salary increases, resulted in a $29.3 million, or 30.9%, increase in employment expenses.

     As a percentage of revenues, TSYS' operating expenses increased in 1996 to 83.3%, compared to 82.8% and 81.2% for 1995 and 1994, respectively. The principal increases in operating expenses resulted from the addition of personnel and equipment; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts on THE TOTAL SYSTEM; certain processing provisions; and certain costs associated with the conversion of customers to TS2 and the start-up of TSYS de Mexico.

     A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1996, the average number of employees increased to 2,498, compared to 2,087 in 1995 and 1,874 in 1994. In addition to the growth in number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. In 1996, due to TSYS' excellent financial performance, employees were awarded the maximum 401(k) contribution of 5.0%, or $4.0 million, compared to 2.7%, or $1.6 million, in 1995; there was no contribution in 1994 as the 401(k) plan was established in 1995. Nonemployee compensation, including contract programmers, also contributed to the change in employment expenses. Nonemployee compensation increased $2.2 million, or 54.1%, in 1996 compared to 1995. However, nonemployee compensation decreased $2.5 million, or 38.4%, in 1995 compared to 1994, primarily due to the completion of core TS2 in late 1994, reducing the total number of contract programmers utilized from

         Envisioning.              Exploring.              Evolving.        F-35

that point forward. Employment costs related to internally developed software and contract acquisition costs capitalized in 1996 were $4.9 million, compared to $8.4 million and $14.5 million in 1995 and 1994, respectively, the majority of which related to the development of TS2. These decreases in capitalization are a major component of the increases in employment expense, particularly in comparing 1995 to 1994. Since the completion of core TS2, employment expenses capitalized relate primarily to enhancements to TS2 and costs associated with the conversion of customers under new long-term contracts to TS2.

     In 1996, non-interest expense for Synovus' banking operations increased $18.8 million, or 6.9%. The majority of increased expenses were in employment expense and related primarily to additional employees hired in 1996. The average number of employees in banking operations increased from 4,038 in 1995 to 4,197 in 1996. This growth was primarily due to growth within the banking subsidiaries, as they continue to develop new products and provide additional services to their customers. Other factors causing an increase in non-interest expense include normal salary increases, training related to "The New Bank" initiatives, and performance-based employee retirement plan expenses. The banking operations efficiency ratio improved from 60.95% in 1995 to 58.36% in 1996. These improvements were primarily the result of increased revenues, expense control, and a decrease in the FDIC insurance rate.

     Increases in non-interest expense were partially offset by a $6.4 million decrease in FDIC premium expense, prior to the special FDIC assessment, in 1996 compared to 1995 due to the lowering, in 1996, of the FDIC assessment rate on deposits. FDIC premium expense decreased in 1996 even though a special assessment of $4.5 million, $2.8 million after tax, was imposed by the FDIC to recapitalize the Savings Association Insurance Fund. Synovus believes that the current banking legislation will result in additional 1997 reductions in FDIC insurance paid by the well-capitalized banks.

     Quality service for Synovus' customers, provided in the most efficient manner, continues to be a priority. During 1995, Synovus continued its
"modernization" effort, under which all banking support functions are being reviewed for potential improvements. Synovus is investing in improved technology, such as platform automation, and is standardizing certain support processes. Synovus continues to reorganize and refocus its resources whenever it can more effectively and efficiently deliver products and services to its customers. Synovus believes that this effort will provide a greatly improved product delivery mechanism and will increase the productivity of the support functions.

     In 1995, total non-interest expense increased $66.2 million, or 16.1%, over 1994. Expenses incurred at TSYS increased $54.3 million, or 35.6%, in 1995 over 1994 as TSYS prepared for expansion of its fee-generating services. In 1995, the average number of employees at TSYS increased from 1,874 in 1994 to 2,087 in 1995. Employee additions were necessary to serve the growing cardholder base. Remaining increases in employment expenses were due to normal salary increases, related benefits and a new employee retirement plan. Increases in equipment and occupancy expenses were also required in 1995, as compared to 1994, as TSYS obtained substantial new, technologically-advanced equipment in order to meet its business needs.

     Non-interest expense for Synovus' banking operations increased $11.9 million, or 4.6%, in 1995 over 1994. New hires, salary increases and related benefits, a new employee retirement plan, and a $3.2 million expense related to the termination of the previous employee retirement plan account for most of this increase. Increases in non-interest expense were partially offset by a $4.9 million decrease in FDIC premium expense.

Investment Securities

     Synovus' investment securities portfolio consists of debt and equity securities which are categorized as either available for sale or held to maturity. Synovus Securities, Inc., Synovus' wholly-owned broker/dealer company, has an insignificant balance of trading investment securities used to facilitate business. Investment securities provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance interest rate risk and credit risk related to the loans on the balance sheet. At December 31, 1996, approximately $968.4 million of these investment securities were pledged as required collateral for certain deposits. See Table 14 for maturity and average yield information for the available for sale and held to maturity investment securities.

     Synovus' investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the natural mismatch inherent in the loan and deposit portfolios. With the strong loan demand at Synovus' subsidiary banks, there is little need for investment securities solely to augment income or utilize uninvested deposits. As such, Synovus' investment securities are primarily U.S. Treasuries, U.S. Government agencies, and Government agency sponsored mortgage-backed securities, all of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow "pass-through" of principal and interest. At December 31, 1996, substantially all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.

     As of December 31, 1996 and 1995, the estimated fair value of investment securities as a percentage of their amortized cost was 100.1% and 101.0%, respectively. The investment securities portfolio had gross unrealized gains of $26.3 million and gross unrealized losses of $24.8 million, for a net unrealized gain of $1.5 million as of December 31, 1996. As of December 31, 1995, the investment securities portfolio had a net unrealized gain of $14.6 million. In accordance with SFAS No. 115, shareholders' equity contained a net unrealized loss of $.1 million and a net unrealized gain of $5.8 million recorded on the available for sale portfolio as of December 31, 1996 and 1995, respectively.

     During 1996, the average balance of investment securities increased to $1.6 billion, compared to $1.4 billion in 1995. Synovus earned a taxable-equivalent rate of 6.51% and 6.35% for 1996 and 1995, respectively, on its investment securities portfolio. As of December 31, 1996 and 1995, average investment securities represented 21.5% and 20.6%, respectively, of average interest earning assets. This increase in the percentage of average investment securities to average interest earning assets is due to management's efforts to capitalize on higher investment yields available in the market. Refer to Table 3 for more information on average investment securities.

     On December 21, 1995, Synovus exercised an option allowed by "Special Report - a Guide to Implementation of FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers" to make a one time transfer of investment securities held to maturity to investment securities available for sale. This transfer was made to add further liquidity and flexibility to the portfolio which enabled Synovus to more effectively manage its interest rate risk position. The amortized cost and estimated fair value of the investment securities transferred was $133.7 million and $133.9 million, respectively.

     Table 5 presents the carrying value of investment securities held to maturity and investment securities available for sale at December 31, 1996, 1995, and 1994.

F-36                S Y N O V U S  F I N A N C I A L  C O R P.


--------------------------------------------------------------------------------
Table 5

Investment Securities
(In thousands)
                                                                                                        December 31,
                                                                                ----------------------------------------------------
                                                                                          1996              1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Investment Securities Held to Maturity:
        U.S. Treasury and U.S. Government agencies ........................           $ 84,366             81,772            159,354
        Mortgage-backed securities ........................................            156,319            171,275            243,220
        State and municipal ...............................................            114,883            121,761            121,834
        Other investments .................................................              7,440              6,110              8,525
------------------------------------------------------------------------------------------------------------------------------------
          Total investment securities held to maturity ....................           $363,008            380,918            532,933
====================================================================================================================================
Investment Securities Available for Sale:
        U.S. Treasury and U.S. Government agencies ........................         $1,131,922          1,004,286            767,544
        Mortgage-backed securities ........................................            130,893             88,196             24,413
        State and municipal ...............................................              1,014              1,322              1,491
        Other investments .................................................             12,254             12,494             11,321
------------------------------------------------------------------------------------------------------------------------------------
          Total investment securities available for sale ..................         $1,276,083          1,106,298            804,769
====================================================================================================================================
Total Investment Securities:
        U.S. Treasury and U.S. Government agencies ........................         $1,216,288          1,086,058            926,898
        Mortgage-backed securities ........................................            287,212            259,471            267,633
        State and municipal ...............................................            115,897            123,083            123,325
        Other investments .................................................             19,694             18,604             19,846
------------------------------------------------------------------------------------------------------------------------------------
          Total investment securities .....................................         $1,639,091          1,487,216          1,337,702
====================================================================================================================================

--------------------------------------------------------------------------------
Loans

     Loans are the primary interest earning asset for Synovus. When analyzing prospective loans, management assesses both interest rate objectives and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in subsidiaries' respective communities. As illustrated in Table 6, Synovus strives toward maintaining a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. Demonstration of that strategy results in the fact that Synovus does not have any concentration of loans to any single industry or borrower, no foreign loans, and has no highly leveraged transaction credits as of the end of 1996.

     Representing 78% of average earning assets and 70% of average total assets, net loans increased $539.9 million, or 9.9%, during 1996. Continued market share gains through successful business development and additional products and services offered to the current customer base has afforded Synovus this loan growth. Synovus continues to increase its loan portfolio through a constant focus on meeting the needs of customers in the markets served while maintaining adherence to sound lending practices. As a result of this continued focus, loans have continued to grow throughout Synovus' subsidiary markets, with the most significant growth at four subsidiaries headquartered in Columbus, Georgia; Columbia, South Carolina; Birmingham, Alabama; and Valparaiso, Florida. These four banks experienced loan growth of $118.7 million, $90.2 million, $54.3 million, and $29.3 million, respectively for the year ended December 31, 1996 over the same period in 1995. Columbus Bank and Trust Company, the lead bank, experienced an increase in credit card loan balances of $68.3 million which included the purchase of a $34.1 million credit card portfolio in the first half of 1996. The remainder of the loan growth was distributed throughout the remaining subsidiary banks.

     Synovus has enjoyed a relatively strong average loan-to-deposit ratio over the past three years. The average loan-to-deposit ratio for 1996, 1995, and 1994 was 84.2%, 83.5%, and 82.1%, respectively.

     The growth in commercial loans was primarily centered in the larger markets in Alabama, South Carolina, and Georgia. These markets have experienced economic growth in 1996, especially with respect to real estate and working capital loans. Real estate construction and commercial real estate mortgage loans increased in 1996 due to economic growth in many of the Southeastern communities Synovus subsidiary banks serve. In addition to the purchase of the credit card portfolio, credit card loan growth has been most dramatically impacted by the increased number of customer accounts in several subsidiary banks. The growth in mortgage loans held for sale is mostly attributable to underwriting mortgage loans that are sold to third party investors, while retaining the servicing of those loans at Synovus Mortgage Corp. Synovus' mortgage loans held for sale are pre-committed extensions and are generally held less than thirty days, after which the loans are sold in the market to an unaffiliated investor. The increase in retail real estate mortgage loans from 1995 to 1996 results primarily from an increased emphasis on the mortgage loan products offered by certain subsidiaries as well as a favorable interest rate market for residential mortgage loans.

     Synovus has reduced nonperforming assets as a percent of loans during 1996 as a result of constant attention and focus on loan quality while at the same time meeting the customers' needs. Loan officers work with each customer to determine which loan products will optimally meet their individual and specific lending needs. This focus on underwriting loans that benefit the customer, while maintaining credit quality standards, causes Synovus to be optimistic about the future growth and quality of the loan portfolio.

         Envisioning.              Exploring.              Evolving.        F-37

--------------------------------------------------------------------------------
Table 6 shows the composition of the loan portfolio at the end of the past five years.

Table 6

Loans by Type
(In thousands)
                                                                                        December 31,
                                                         ---------------------------------------------------------------------------
                                                                1996            1995           1994           1993           1992
                                                         ---------------------------------------------------------------------------
Commercial:
        Commercial, financial, and agricultural .........   $ 2,036,689      1,931,004      1,783,928      1,567,310      1,423,124
        Real estate-construction ........................       730,785        578,712        472,131        414,801        376,641
        Real estate-mortgage ............................     1,234,981      1,160,089      1,030,524        890,297        817,905
------------------------------------------------------------------------------------------------------------------------------------
                Total commercial ........................     4,002,455      3,669,805      3,286,583      2,872,408      2,617,670
------------------------------------------------------------------------------------------------------------------------------------
Retail:
        Real estate-mortgage ............................       977,432        824,998        865,642        760,530        690,563
        Consumer loans-credit card ......................       290,470        222,204        171,475        150,653        136,794
        Consumer loans-other ............................       768,072        784,972        756,402        664,554        603,418
        Mortgage loans held for sale ....................        37,036         24,863          9,465         23,409         11,744
------------------------------------------------------------------------------------------------------------------------------------
                Total retail ............................     2,073,010      1,857,037      1,802,984      1,599,146      1,442,519
------------------------------------------------------------------------------------------------------------------------------------
                Total loans .............................     6,075,465      5,526,842      5,089,567      4,471,554      4,060,189
        Unearned income .................................       (10,235)       (14,812)       (14,691)       (18,148)       (25,371)
------------------------------------------------------------------------------------------------------------------------------------
                Total loans, net of unearned income .....   $ 6,065,230      5,512,030      5,074,876      4,453,406      4,034,818
====================================================================================================================================

--------------------------------------------------------------------------------


 Table 7

Loan Maturity Distribution and Interest Sensitivity
(In thousands)
                                                                                     December 31, 1996
                                                                           ---------------------------------------------
                                                                             One       Over One Year   Over
                                                                            Year       Through Five    Five
                                                                           Or Less       Years         Years   Total
------------------------------------------------------------------------------------------------------------------------
Selected loan categories:
        Commercial, financial, and agricultural .........................  $1,262,025   661,886       112,778  2,036,689
        Real estate-construction ........................................     496,568   196,279        37,938    730,785
-----------------------------------------------------------------------------------------------------------------------
                Total ...................................................  $1,758,593   858,165       150,716  2,767,474
=======================================================================================================================
Loans due after one year:
        Having predetermined interest rates ...............................................................  $  560,852
        Having floating interest rates ....................................................................     448,029
-----------------------------------------------------------------------------------------------------------------------
                Total .....................................................................................  $1,008,881
=======================================================================================================================

--------------------------------------------------------------------------------

F-38                S Y N O V U S  F I N A N C I A L  C O R P.


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

Provision for Losses on Loans and Net Charge-Offs

     Despite Synovus' credit standards, internal controls, and continuous loan review process, the inherent risk in the nature of lending results in periodic charge-offs. The provision for loan losses is the charge to operating earnings necessary to maintain an adequate reserve for loan losses. Through the provision for loan losses, Synovus maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. However, future additions to the reserve may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review Synovus' subsidiary banks' reserve for loan losses. Based on their judgments about information available to them at the time of their examination, such agencies may require Synovus' subsidiary banks to recognize additions to their reserve for loan losses.

     In order to determine the adequacy of the reserve for loan losses and to determine the need for potential charges to the reserve, a formal analysis is completed quarterly to assess the risk within the loan portfolio. This assessment, conducted by lending officers, as well as an independent loan administration department, includes analysis of historical performance, the level of nonperforming loans, specific analysis of certain problem loans, loan activity since the last quarter, consideration of current economic conditions, and other pertinent information. The resulting conclusions are reviewed and approved by senior management.

     In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded, through a charge to earnings, as an adjustment to the reserve for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the reserve for loan losses.

     Through improved underwriting standards and the resolution of certain identified problem assets, Synovus' asset quality continued to improve during 1996 as measured by asset quality indicators. The most dramatic improvement, with respect to charge offs experienced in 1996, was the significant reduction in commercial, financial, and agricultural loan charge offs. This improvement was driven by a closer monitoring of work out loans, improvement in several real estate markets, and a more proactive identification of potential problem loans. However, other consumer loan charge offs increased due to personal bankruptcies and other consumer related issues currently plaguing the banking industry. In response, Synovus management has increased collection efforts, tightened credit scoring, and become more focused on past due monitoring.

     Synovus' provision for loan losses during 1996 was $31.8 million, up 23.2%, compared to $25.8 million in 1995. Nonperforming assets as a percent of loans and other real estate are at their lowest level in more than ten years and the reserve is 374.5% of nonperforming loans. The increase in the provision for loan losses is primarily a result of managements ongoing assessment of the loan portfolio and the potential for increased loan weaknesses in light of the slowing economy. Synovus was able to reduce the nonperforming asset ratio to its lowest level in over ten years to .59% as of December 31, 1996. Net charge-offs of $18.7 million were 8.7% lower in 1996 compared to $20.4 million in 1995. As, a percent of average net loans, the net charge-off ratio improved from .38% in 1995 to .32% in 1996. A summary, by loan category, of loans charged off, recoveries of loans previously charged off, and additions to the reserve through provision expense is presented in Table 8.

         Envisioning.              Exploring.              Evolving.        F-39

--------------------------------------------------------------------------------

Table 8

Reserve for Loan Losses
(In thousands)
                                                                                       Years Ended December 31,
                                                                        ------------------------------------------------------------
                                                                           1996        1995         1994       1993         1992
                                                                        ------------------------------------------------------------
Reserve for loan losses at beginning of year ..........................  $81,384       75,018      67,270      61,336      55,279
Reserve for loan losses of acquired subsidiaries ......................      188        1,001       1,535          --           8
Loans charged off during the year:
        Commercial:
                Commercial, financial, and agricultural ...............    7,790       13,746      13,809      13,097      17,761
                Real estate-construction ..............................      217          239         240         228         309
                Real estate-mortgage ..................................    2,356        1,840       1,849       1,753       2,378
------------------------------------------------------------------------------------------------------------------------------------
                        Total commercial ..............................   10,363       15,825      15,898      15,078      20,448
------------------------------------------------------------------------------------------------------------------------------------
       Retail:
                Real estate-mortgage ..................................    1,032          209         210         200         271
                Consumer loans-credit card ............................    7,798        6,627       6,658       6,315       8,563
                Consumer loans-other ..................................    5,987        2,271       2,282       2,164       2,935
                Mortgage loans held for sale                                  --           --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
                        Total retail ..................................   14,817        9,107       9,150       8,679      11,769
------------------------------------------------------------------------------------------------------------------------------------
                        Total loans charged off .......................   25,180       24,932      25,048      23,757      32,217
------------------------------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged off during the year:
        Commercial:
                Commercial, financial, and agricultural ...............    1,699        1,217       1,585       1,287       1,339
                Real estate-construction ..............................      173           50          65          52          55
                Real estate-mortgage ..................................    1,312           92         120          97         101
------------------------------------------------------------------------------------------------------------------------------------
                        Total commercial ..............................    3,184        1,359       1,770       1,436       1,495
------------------------------------------------------------------------------------------------------------------------------------
        Retail:
                Real estate-mortgage ..................................      352          115         149         121         126
                Consumer loans-credit card ............................      776        1,237       1,611       1,308       1,362
                Consumer loans-other ..................................    2,213        1,799       2,344       1,902       1,981
                Mortgage loans held for sale                                  --           --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
                        Total retail ..................................    3,341        3,151       4,104       3,331       3,469
------------------------------------------------------------------------------------------------------------------------------------
                        Total loans recovered .........................    6,525        4,510       5,874       4,767       4,964
------------------------------------------------------------------------------------------------------------------------------------
Net loans charged off during the year .................................   18,655       20,422      19,174      18,990      27,253
------------------------------------------------------------------------------------------------------------------------------------
Additions to reserve through provision expense ........................   31,766       25,787      25,387      24,924      33,302
------------------------------------------------------------------------------------------------------------------------------------
Reserve for loan losses at end of year ................................  $94,683       81,384      75,018      67,270      61,336
------------------------------------------------------------------------------------------------------------------------------------
Reserve for loan losses to loans ......................................     1.56%        1.48        1.48        1.51        1.52
------------------------------------------------------------------------------------------------------------------------------------
Ratio of net loans charged off during the year to average
        net loans outstanding during the year .........................      .32%         .38         .41         .45         .68
====================================================================================================================================

--------------------------------------------------------------------------------

     An allocation of the reserve for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. Although other relevant factors are considered, the allocation is primarily based on previous charge-off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on subjective judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. The adoption of SFAS No. 114 in 1995 did not have a material effect on the consolidated financial statements and prior years have not been restated. Refer to Table 9 for a five year comparison of the allocation of the reserve for loan losses.

F-40               S Y N O V U S  F I N A N C I A L  C O R P.

--------------------------------------------------------------------------------
Table 9

Allocation of Reserve for Loan Losses
(In thousands)
                                                                                       December 31,
                                                ------------------------------------------------------------------------------------
                                                     1996             1995             1994             1993            1992
                                                ------------------------------------------------------------------------------------
                                                Reserve    %*    Reserve    %*    Reserve   %*   Reserve    %*    Reserve      %*
------------------------------------------------------------------------------------------------------------------------------------
Commercial:
        Commercial, financial, and
                agricultural ................   $38,171    34%   $32,810    35%  $32,343   36%   $28,539    35%   $28,427     35%
        Real estate-construction ............     1,163    12        570    10       562    9        496     9        494      9
        Real estate-mortgage ................     5,110    20      4,392    21     4,329   20      3,820    20      3,805     20
------------------------------------------------------------------------------------------------------------------------------------
                Total commercial ............    44,444    66     37,772    66    37,234   65     32,855    64     32,726     64
------------------------------------------------------------------------------------------------------------------------------------
Retail:
        Real estate-mortgage ................       581    16        499    15       492   17        434    17        432     17
        Consumer loans-credit card ..........    11,619     5      6,627     4     6,658    3      6,315     3      8,563      3
        Consumer loans-other ................    15,088    13     14,610    14    14,277   15     12,159    15      9,838     15
        Mortgage loans held for sale ........        --    --         --     1        --   --         --     1         --      1
------------------------------------------------------------------------------------------------------------------------------------
                Total retail ................    27,288    34     21,736    34    21,427   35     18,908    36     18,833     36
------------------------------------------------------------------------------------------------------------------------------------
        Unallocated .........................    22,951    --     21,876    --    16,357   --     15,507    --     9,777      --
------------------------------------------------------------------------------------------------------------------------------------
                Total reserve for loan losses   $94,683   100%   $81,384   100%  $75,018  100%   $67,270   100%   $61,336    100%
====================================================================================================================================

* Loan balance in each category expressed as a percentage of total loans.

--------------------------------------------------------------------------------
Nonperforming Assets

     Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors' financial difficulties, and real estate acquired through foreclosure and repossession. Nonaccrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and/or interest is unlikely. Any loan past due 90 days or more, and based on a determination of collectibility not classified as nonaccrual, is classified as a past due loan. Nonaccrual loans are reduced by the direct application of interest receipts to loan principal, for accounting purposes only. Any payments in excess of the interest that would have been earned had the loan been an accruing loan, are applied to the principal balance. In all circumstances, the determination of when to place loans on nonaccrual status is also based on evaluation of the individual characteristics of each particular loan, which may result in policy deviations in some circumstances. Table 10 presents the amount of interest income that would have been recorded on nonaccrual loans if the loans had been current and performing in accordance with their original terms.

     Synovus' nonperforming assets increased $.8 million to $36.1 million with a corresponding nonperforming asset ratio improving to .59% as of December 31, 1996 compared to .64% as of year end 1995. Synovus incurred a small increase in nonperforming assets while increasing loans $548.6 million, or 9.9%, during 1996. During 1996, the reserve for loan losses increased $13.3 million, or 16.3%, to $94.7 million. Based on managements analysis of potential risk within the loan portfolio, additions are periodically made to maintain the reserve for loan losses at an appropriate level. Loans 90 days past due and still accruing increased $4.4 million during 1996. Management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments on the loans and management further believes the resolution of these delinquencies will not cause a material increase in nonperforming assets.

         Envisioning.              Exploring.              Evolving.        F-41

--------------------------------------------------------------------------------
Table 10

Nonperforming Assets
(In thousands)

                                                                          December 31,
                                                          ----------------------------------------------------

                                                             1996        1995      1994      1993      1992
                                                          ----------------------------------------------------
Nonaccrual loans ........................................   $23,655     21,469    26,497    30,296    45,812
Restructured loans ......................................     1,625      1,733     1,900       224       135
-------------------------------------------------------------------------------------------------------------
                Nonperforming loans .....................    25,280     23,202    28,397    30,520    45,947
90 days past due and still accruing loans ...............    15,805     11,417     7,383     9,870    11,106
-------------------------------------------------------------------------------------------------------------
                Total ...................................   $41,085     34,619    35,780    40,390    57,053
=============================================================================================================
Nonperforming assets:
        Nonperforming loans <F1>.........................   $25,280     23,202    28,397    30,520    45,947
        Other real estate ...............................    10,782     12,071    12,355    15,838    18,986
-------------------------------------------------------------------------------------------------------------
                Total ...................................   $36,062     35,273    40,752    46,358    64,933
=============================================================================================================
Nonperforming assets to total loans and other real estate       .59%       .64       .80      1.04      1.60
=============================================================================================================
Reserve for loan losses to nonperforming loans ..........    374.54%    350.76    264.18    220.41    133.49
=============================================================================================================
---------

<F1>Nonperforming assets exclude loans 90 days past due and still accruing.


                                                                     Nonaccrual      Restructured      Total
Year ended December 31, 1996:                                        ----------      ------------      -----
        Interest at contracted rates <F2>........................        $3,226            68          3,294
        Interest recorded as income .............................           826            52            878
-------------------------------------------------------------------------------------------------------------
Reduction of interest income during 1996                                 $2,400            16          2,416
=============================================================================================================
--------

<F2>Interest  income that would have been recorded if the loans had been current and performing in accordance with their original terms.

--------------------------------------------------------------------------------

     Each one of Synovus' loans is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed grading system. An organizationally independent department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans, in order to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have been excluded from nonperforming assets or impaired loans. Impaired loans at December 31, 1996 and 1995 are $35.9 million and $52.7 million, respectively. Management further believes nonperforming assets and impaired loans include any material loans in which doubts exist as to the collectibility of amounts due according to the contractual terms of the loan agreement.

 Deposits

     Deposits provide the most significant funding source for Synovus interest earning assets. Table 11 shows the relative composition of average deposits for 1996, 1995, and 1994. Refer to Table 12 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 15.6% and 15.2% of total deposits at December 31, 1996 and 1995, respectively. Synovus' large denomination time deposits are generally from customers within the local market area, therefore, provide a greater degree of stability than is typically associated with this source of funds. Time deposits over $100,000 at December 31, 1996, 1995, and 1994 were $1.1 billion, $1.0 billion, and $.8 billion, respectively. Interest expense for the years ended December 31, 1996, 1995, and 1994 on these large denomination deposits was $62.1 million, $57.3 million, and $31.9 million, respectively.

     For 1996, Synovus' average deposits increased $473.2 million, or 7.4%, to $6.9 billion from $6.4 billion in 1995. Average interest bearing deposits for 1996, which include interest bearing demand deposits, money market accounts, saving deposits, and time deposits, increased $385.1 million, or 7.1%, from 1995. This strong deposit growth occurred throughout several of the Synovus subsidiary banks who used targeted time and money market deposit programs to increase their deposits during 1996. Additionally, the acquisition of two branches in Rome, Georgia, provided an increase in deposits of $46.4 million. Average non-interest bearing demand deposits increased $88.1 million, or 8.9%, during 1996. Average interest bearing deposits increased $570.8 million, or 11.8%, from 1994 to 1995, while non-interest bearing demand deposits increased $93.8 million, or 10.5%. See Table 3 for further information on average deposits, including the average rates paid for 1996, 1995, and 1994.

F-42                S Y N O V U S  F I N A N C I A L  C O R P.


--------------------------------------------------------------------------------


Table 11

Average Deposits
(In thousands)
                                          Years Ended December 31,
--------------------------------------------------------------------------------
                                          1996          1995         1994
--------------------------------------------------------------------------------
Non-interest bearing demand deposits   $1,074,676      986,582      892,800
Interest bearing demand deposits ...      940,303      887,694      873,992
Money market accounts ..............    1,034,336      915,710      863,081
Savings deposits ...................      469,714      475,962      510,380
Time deposits ......................    3,333,501    3,113,375    2,574,468
--------------------------------------------------------------------------------
        Total average deposits .....   $6,852,530    6,379,323    5,714,721
================================================================================

--------------------------------------------------------------------------------
Table 12

Maturity Distribution of Time Deposits of $100,000 or More
(In thousands)


                                                               December 31, 1996
--------------------------------------------------------------------------------
3 months or less .........................................            $  528,310
Over 3 months through 6 months ...........................               209,794
Over 6 months through 12 months ..........................               204,242
Over 12 months ...........................................               180,558
--------------------------------------------------------------------------------
        Total outstanding ................................            $1,122,904
================================================================================

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

     Synovus maintains policies designed to limit the maximum acceptable negative impact on net interest income over a twelve month time horizon from a ratable change in interest rates of 200 basis points. The current policy limits this change to 8% of projected net interest income under a stable interest rate environment. As of December 31, 1996, Synovus was well within its policy guidelines with simulations indicating that Synovus is positioned such that its net interest income will slightly increase in a rising rate environment and decrease by no more than 4% in a declining rate environment.

     Another tool utilized by Synovus' management is cumulative gap analysis, which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time periods. Table 13 reflects the gap positions of Synovus' consolidated balance sheet on December 31, 1996 and 1995, at various repricing intervals. The projected deposit repricing volumes reflect adjustments based on managements assumptions of the expected rate sensitivity relative to the prime rate for core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts). Management believes that these adjustments allow for a more accurate profile of Synovus interest rate risk position. The projected investment securities repricing reflects expected prepayments on mortgage-backed securities and expected cash flows on securities subject to accelerated redemption options. These assumptions are made based on the interest rate environment as of December 31, 1996 and are subject to change as the general level of interest rates change. This gap analysis indicates that Synovus was moderately asset sensitive at December 31, 1996, with a cumulative one-year gap of 2.6%. Management believes that adjusted gap analysis is a useful tool for measuring interest rate risk only when used in conjunction with its simulation model.

         Envisioning.              Exploring.              Evolving.        F-43

--------------------------------------------------------------------------------

Table 13

Interest Rate Sensitivity
(In millions)

                                                                                        December 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      0-3        4-12       1-5       Over 5
                                                                                    Months      Months     Years       Years
------------------------------------------------------------------------------------------------------------------------------------
Investment securities <F1>......................................................   $  102.3       327.6     929.4       280.0
Loans, net of unearned income ..................................................    3,108.9     1,016.2   1,628.9       311.2
Other ..........................................................................       40.3          --        --          --
------------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive assets ..............................................    3,251.5     1,343.8   2,558.3       591.2
------------------------------------------------------------------------------------------------------------------------------------
Deposits .......................................................................    2,298.9     1,435.1     654.7     1,624.4
Other borrowings ...............................................................      352.4          .3       6.2        77.6
------------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive liablilities ........................................    2,651.3     1,435.4     660.9     1,702.0
------------------------------------------------------------------------------------------------------------------------------------
        Interest rate swaps ....................................................     (305.0)         --     305.0          --
------------------------------------------------------------------------------------------------------------------------------------
                Interest sensitivity gap .......................................   $  295.2       (91.6)  2,202.4    (1,110.8)
====================================================================================================================================
                Cumulative interest sensitivity gap ............................   $  295.2       203.6   2,406.0     1,295.2
====================================================================================================================================
                Cumulative interest sensitivity gap as a percentage of total
                    interest sensitive assets ..................................      3.8%         2.6      31.1        16.7
====================================================================================================================================

                                                                                 December 31, 1995
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     0-3         4-12       1-5       Over 5
                                                                                   Months       Months     Years      Years
------------------------------------------------------------------------------------------------------------------------------------
Investment securities <F1>......................................................  $   48.5        232.2     764.8      432.8
Loans, net of unearned income ..................................................   2,861.9        789.1   1,434.7      426.3
Other ..........................................................................     124.9           --        --         --
------------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive assets ..............................................   3,035.3      1,021.3   2,199.5      859.1
------------------------------------------------------------------------------------------------------------------------------------
Deposits .......................................................................   2,012.2      1,450.3     801.8    1,321.9
Other borrowings ...............................................................     229.5         12.6      19.2       75.0
------------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive liabilities .........................................   2,241.7      1,462.9     821.0    1,396.9
-----------------------------------------------------------------------------------------------------------------------------------
        Interest rate swaps ....................................................    (125.0)          --     125.0         --
------------------------------------------------------------------------------------------------------------------------------------
               Interest sensitivity gap .......................................  $  668.6       (441.6)  1,503.50     (537.8)
====================================================================================================================================
                Cumulative interest sensitivity gap ............................  $  668.6        227.0  1,730.50    1,192.7
====================================================================================================================================
                Cumulative interest sensitivity gap as a percentage of
                    total interest sensitive assets ............................       9.4%         3.2     24.3        16.8
===================================================================================================================================

<F1> Excludes the effect of SFAS No. 115, "Accounting for Certain Investments in
     Debt and Equity Securities", consisting of net unrealized losses in the amount of $.2 million in 1996 and net unrealized gains of $8.9 million in 1995.

--------------------------------------------------------------------------------

F-44                S Y N O V U S  F I N A N C I A L  C O R P.

Table 14

Maturities of Investment Securities and Average Yields
(In thousands)
                                                                 Investment Securities          Investment Securities
                                                                   Held to Maturity               Available for Sale
                                                                   December 31, 1996              December 31, 1996
---------------------------------------------------------------------------------------------------------------------
                                                                   Amortized       Average     Estimated     Average
                                                                      Cost           Yield     Fair Value      Yield
---------------------------------------------------------------------------------------------------------------------

U.S. Treasury and U.S. Government agencies:
        Within 1 year .....................................         $  9,751         6.06%     $ 232,843     5.67%
        1 to 5 years ......................................           34,332         6.28        579,671     6.17
        5 to 10 years .....................................           40,283         7.21        301,406     7.08
        More than 10 years ................................               --           --         18,002     7.44
--------------------------------------------------------------------------------------------------------------------
                        Total .............................           84,366         6.70      1,131,922     6.37
--------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities:
        Within 1 year .....................................            4,715         5.69          1,137     5.78
        1 to 5 years ......................................           62,540         5.88         35,019     5.93
        5 to 10 years .....................................           28,611         6.73         42,853     6.41
        More than 10 years ................................           60,453         6.95         51,884     6.72
--------------------------------------------------------------------------------------------------------------------
                        Total .............................          156,319         6.44        130,893     6.45
--------------------------------------------------------------------------------------------------------------------
State and municipal:
        Within 1 year .....................................           18,290         8.82             30     9.81
        1 to 5 years ......................................           42,253         8.75             --       --
        5 to 10 years .....................................           33,536         8.34            420     6.73
        More than 10 years ................................           20,804        13.89            564     8.93
-------------------------------------------------------------------------------------------------------------------
                        Total .............................          114,883         9.57          1,014     8.02
-------------------------------------------------------------------------------------------------------------------
Other investments:
        Within 1 year .....................................               --          --             526     5.95
        1 to 5 years ......................................            1,832         7.09          2,699     9.76
        5 to 10 years .....................................              265         7.83          1,093     6.24
        More than 10 years ................................            5,343         4.22          7,936     3.88
-------------------------------------------------------------------------------------------------------------------
                        Total .............................            7,440         5.06         12,254     5.40
-------------------------------------------------------------------------------------------------------------------
Total investment securities:
        Within 1 year .....................................           32,756         7.55        234,536    5.67
        1 to 5 years ......................................          140,957         6.85        617,389    6.17
        5 to 10 years .....................................          102,695         7.45        345,772    6.99
        More than 10 years ................................           86,600         8.45         78,386    6.61
-------------------------------------------------------------------------------------------------------------------
                        Total .............................          363,008         7.46     $1,276,083    6.37%
===================================================================================================================

     The calculation of weighted average yields for securities is based on the amortized cost and effective yields of each security weighted for the scheduled maturity of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory federal income tax rate of 35% for 1996. Maturity information is calculated based upon scheduled maturity or call dates, no prepayment assumptions have been utilized in making these estimates.
--------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-45

Off-Balance Sheet Derivatives for Interest Rate Risk Management

     As part of our overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or 3 month LIBOR. These swaps effectively convert on-balance sheet floating rate loans to fixed rate assets, thereby reducing Synovus overall asset sensitivity.

     The nature of these transactions is essentially the same as purchasing a fixed-rate security funded with a floating-rate liability. All swaps utilized by Synovus represent end-user activities designed as hedges, all of which are linked to specific assets as part of overall interest rate risk management practices. Management feels that the utilization of these instruments provides greater financial flexibility and is a very efficient tool for managing interest rate risk.

     Synovus also utilizes interest rate floors and collars to manage its overall interest rate risk position. Interest rate floors serve to effectively convert floating-rate loans to fixed-rate when the prime rate falls below a prespecified level. These instruments are utilized to reduce asset sensitivity in falling rate environments but not in rising rate environments. Interest rate collars convert floating-rate loans to fixed-rate when the prime rate moves outside of a prespecified range. These instruments reduce overall asset sensitivity in both falling and rising interest rate environments. All floors and collars utilized by Synovus represent end-user activities for the purpose of interest rate risk management.

     The notional amount of off-balance sheet derivatives utilized by Synovus as of December 31, 1996, was $450 million. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.

                                          Weighted        Weighted     Weighted
December 31, 1996              Notional   Average         Average      Average Maturity    Unrealized   Unrealized   Net Unrealized
(In thousands)                 Amount     Receive Rate    Pay Rate<F1> In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps -LIBOR     $235,000      5.79            5.53         32                $ --          (2,200)      (2,200)
Receive Fixed Swaps - Prime      70,000      9.12            8.25         43                  630             --          630
-----------------------------------------------------------------------------------------------------------------------------------
     Total Receive Fixed Swaps  305,000      6.55            6.15         35                  630         (2,200)      (1,570)
-----------------------------------------------------------------------------------------------------------------------------------
------

<F1>Variable pay rate based upon contract rates in effect at December 31, 1996 and 1995.

                                          Weighted        Weighted     Weighted
                               Notional   Average Cap     Average      Average Maturity    Unrealized   Unrealized   Net Unrealized
                               Amount         Rate        Floor Rate   In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Interest Rate Collars           80,000       9.16            7.91         34                  --            (445)        (445)

                                          Weighted                     Weighted
                               Notional   Average Floor                Average Maturity    Unrealized   Unrealized   Net Unrealized
                               Amount         Rate                     In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Interest Rate Floors            65,000       7.83                         48                   80             --           80

                                                                       Weighted
                               Notional                                Average Maturity    Unrealized   Unrealized   Net Unrealized
                               Amount                                  In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Total                         $450,000                                    37              $   710        (2,645)       (1,935)
====================================================================================================================================

                                          Weighted        Weighted     Weighted
December 31, 1995              Notional   Average         Average      Average Maturity    Unrealized   Unrealized   Net Unrealized
(In thousands)                 Amount     Receive Rate    Pay Rate<F1> In Months           Gains        Losses       Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps - LIBOR   $125,000       5.98%           5.88         46              $1,776              --       $1,776
===================================================================================================================================
------

<F1>Variable pay rate based upon contract rates in effect at December 31, 1996 and 1995.

     The above table represents the December 31, 1996 and 1995 status of all off-balance sheet interest rate contracts. There were no maturities, offsets, or terminations in 1996 or 1995. Off-balance sheet interest rate contracts contributed additional net interest income of $719,000 and contributed one basis point to the net interest margin for 1996. The impact of off-balance sheet interest rate contracts for 1995 was immaterial

F-46               S Y N O V U S  F I N A N C I A L  C O R P.


Liquidity

     Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. Management actively analyzes and manages Synovus' liquidity position in coordination with similar committees at each subsidiary bank. These subsidiaries, with the help of management, maintain liquidity in the form of cash on deposit, federal funds, securities available for sale, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits and the well established core deposits of Synovus' 216 banking offices in four states. The subsidiary banks monitor deposit flow and evaluate alternate pricing structures to retain and grow deposits. Certain Synovus subsidiary banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds which allows Synovus to meet immediate liquidity needs if required.

     Synovus serves a diversity of markets. Some of these are rapidly growing areas where loan demand outpaces the generation of deposits. However, through the loan participations between Synovus' subsidiary banks, these loans can be funded by subsidiaries having lower local loan demand. Additionally, lending is focused within the local markets served by Synovus, enabling the development of comprehensive banking relationships.

     Additionally, the Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends from the subsidiary banks. In addition, the Parent Company has access to a $20 million line of credit. The Parent Company enjoys an excellent reputation and credit standing in the market place and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. The Parent Company's current principal debt, senior notes totaling $75 million at a rate of 6.125%, has been rated "A" by Standard and Poors Corp., "A3" by Moodys Investor Service and "AA" by Thomson Bankwatch. For a complete description of these borrowings and other borrowings by other Synovus subsidiaries, see Note 6 to Synovus consolidated financial statements.

     The consolidated statements of cash flows detail Synovus' cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $200.6 million for the year ended December 31, 1996, while financing activities provided $480.4 million. Investing activities used $658.7 million of this amount, resulting in a net increase in cash and cash equivalents of $22.3 million.

     Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on Synovus' liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect.

Capital  Resources  and  Dividends

     Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed all minimum regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders equity of $783.8 million represented 9.10% of total assets at December 31, 1996.

     Regulators use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets are on-balance sheet assets for Synovus in the form of loans. A small portion of risk-weighted assets are considered off-balance sheet assets and are primarily made up of letters of credit, loan commitments, and to a lesser extent interest rate contracts, that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. The capital guidelines used by regulators require an 8% total risk-based capital ratio of which 4% must be Tier I capital. Additionally, the regulatory agencies define a well-capitalized bank as one which has a leverage ratio of at least 5%, a Tier I capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At the end of 1996, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier I capital ratio of 11.68% and a total risk-based capital ratio of 12.97%, compared to Tier I and total risk-based capital ratios of 11.28% and 12.57%, respectively, in 1995 as shown in Table 15.

     In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated bank holding companies which are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. As of December 31, 1996, Synovus had a leverage ratio of 9.36%, which significantly exceeds the regulatory requirements.

     Synovus' capital level also exceeds all requirements under the Federal Reserve Board's guidelines. The Federal Reserve Board requires a minimum primary capital ratio of 5.50% and a total capital ratio of 6.00% for bank holding companies and banks. At December 31, 1996, Synovus' primary and total capital ratios as defined by the Federal Reserve Board were 10.07% and 10.09%, respectively, compared to 9.49% and 9.52%, respectively, at year end 1995.

     During the third quarter of 1994, Synovus announced its plan to acquire up to 1,125,000 shares of Synovus common stock in the open market. Through December 31, 1996, 543,900 shares of Synovus common stock have been purchased under this plan at an average price of $15.67. Of these shares, 399,747 shares were used in 1995 to acquire Peach State Bank. Approximately 78,000 shares were issued to employees for vested stock option exercises. The remaining shares under this plan along with other treasury shares acquired before this plan amount to 77,895 as of December 31, 1996. These shares will be used to fund incentive stock award plans and other employee benefit plans.

     Synovus' 80.7% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial service companies. As of December 31, 1996, there were approximately 28,000 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 16 displays high and low quotations of Synovus common stock which are based on actual transactions.

         Envisioning.              Exploring.              Evolving.        F-47

--------------------------------------------------------------------------------

Table 15

Capital Ratios <F1>
(In thousands)

                                                                                                  December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                                         1996                      1995
--------------------------------------------------------------------------------------------------------------------------
Tier I capital:
        Shareholders' equity ....................................................  $   783,750                   693,555
        Adjustment for SFAS No. 115 .............................................          112                    (5,774)
        Plus: Minority interest .................................................       34,435                    27,790
        Less: Disallowed intangibles ............................................      (40,589)                  (41,406)
--------------------------------------------------------------------------------------------------------------------------
                Total Tier I capital ............................................      777,708                  674,165
--------------------------------------------------------------------------------------------------------------------------
Tier II capital:
        Eligible portion of the reserve for loan losses .........................       83,353                    74,818
        Subordinated and other qualifying debt ..................................        2,200                     2,440
--------------------------------------------------------------------------------------------------------------------------
                Total Tier II capital ...........................................       85,553                    77,258
--------------------------------------------------------------------------------------------------------------------------
Total risk-based capital ........................................................  $   863,261                   751,423
==========================================================================================================================
Total risk-adjusted assets ......................................................  $ 6,656,966                 5,978,913
==========================================================================================================================
Tier I capital ratio ............................................................        11.68%                    11.28
Total risk-based capital ratio ..................................................        12.97                     12.57
Leverage ratio ..................................................................         9.36                      8.71
Regulatory minimums:
        Tier I capital ratio ....................................................         4.00%
        Total risk-based capital ratio ..........................................         8.00
        Leverage ratio ..........................................................         4.00

--------

<F1>Risk-based capital ratios, for both years presented, were prepared using risk-based capital rules finalized in November, 1994, which exclude the impact of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".
--------------------------------------------------------------------------------

Table 16
Market and Stock Price Information

                                                                                       High          Low
----------------------------------------------------------------------------------------------------------
1996
Quarter ended December 31, 1996 ............................................           $ 33 3/8     26 1/8
Quarter ended September 30, 1996 ...........................................             27 1/4     21 7/8
Quarter ended June 30, 1996 ................................................             24         21 1/8
Quarter ended March 31, 1996 ...............................................             22 7/8     17 1/2


1995
Quarter ended December 31, 1995 ............................................           $ 20 1/8     16 5/8
Quarter ended September 30, 1995 ...........................................             18 1/8     15
Quarter ended June 30, 1995 ................................................             15 1/4     12 7/8
Quarter ended March 31, 1995 ...............................................             13 1/8     11 7/8

--------------------------------------------------------------------------------

Dividends

     It is Synovus' objective to pay out approximately one-third of earnings to shareholders in cash dividends. Synovus' dividend payout ratio in 1996, 1995, and 1994 was 36.62%, 36.69%, and 36.9%, respectively. The total dollar amount of dividends declared increased 21.6% in 1996 to $51.1 million, from $42.0 million in 1995. Cash dividends have been paid on the common stock of Synovus (including its predecessor companies) in every year since 1891. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in accordance with the previously mentioned objective. Table 17 presents the declared and paid dates from recent dividends, as well as per share dividend amounts.

F-48                S Y N O V U S  F I N A N C I A L  C O R P.


--------------------------------------------------------------------------------
Table 17

Dividends
                                                                            Per Share
Date Declared                                           Date Paid            Amount
November 18, 1996                                   January 2, 1997         $   .11
September 9, 1996                                   October 1, 1996             .11
May 13, 1996                                        July 1, 1996                .11
March 11, 1996                                      April 1, 1996               .11
November 13, 1995                                   January 2, 1996             .09
September 11, 1995                                  October 2, 1995             .09
May 8, 1995                                         July 3, 1995                .09
February 14, 1995                                   April 3, 1995               .09

--------------------------------------------------------------------------------

Commitments

     Synovus believes it has sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year. Table 18, Note 6, and Note 10 to Synovus' consolidated financial statements provide additional information on Synovus short-term and long-term borrowings.

     In the normal course of its business, TSYS maintains processing and conversion agreements with its customers. These agreements contain contractual commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their agreements with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

     Synovus is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position or results of operations.

     Currently, multiple lawsuits, some seeking class action treatment, are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) the sale of credit life insurance made in connection with consumer credit transactions; (2) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; and (3) the forced placement of insurance to protect that Synovus subsidiarys' interest in collateral for which consumer credit customers have failed to obtain or maintain insurance. These lawsuits seek unspecified damages, including punitive damages, and purport to be class actions which, if certified, may involve many of such subsidiarys' consumer credit transactions in Alabama for a number of years. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based upon information presently available, and in light of legal and other defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted; however, that large punitive damage awards, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in Alabama.

--------------------------------------------------------------------------------

Table 18

Short-Term Borrowings
(In thousands)

     The following table sets forth certain information regarding federal funds purchased and securities sold under agreement to repurchase, the principal components of short-term borrowings.

                                                           1996         1995      1994
----------------------------------------------------------------------------------------
Month end balance for year ended December 31, ........  $339,200      229,477   412,082
Weighted average interest rate at December 31,........      6.22%        5.65      5.40
Maximum month end balance during the year ............  $421,672      362,035   412,082
Average amount outstanding during the year ...........  $288,107      216,342   235,858
Weighted average interest rate during the year .......      5.20%        5.59      4.25

--------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-49

Income Tax Expense

     As reported in the consolidated statements of income, Synovus' income tax expense increased to $79.7 million in 1996, up from $64.9 million in 1995, and $49.5 million in 1994. The effective tax rate was 36.3%, 36.2%, and 35.6% in 1996, 1995, and 1994 , respectively. The increases in both 1996 and 1995 were primarily the result of increases in pre-tax income and in the relative percentage of taxable income to total income. The increase in 1995 was affected by a decrease in certain research and experimentation credits. See Note 7 to Synovus' consolidated financial statements for a detailed analysis of income taxes.

Inflation

     Inflation has an important impact on the growth of total assets in the banking industry and may create a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Synovus has been able to maintain a high level of equity through retention of an appropriate percentage of its net income. Synovus copes with the effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

Parent Company

     The Parent Companys assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders' equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries if necessary, acquire new subsidiaries, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from subsidiaries, and borrowings from outside sources.

     In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Approximately $152.5 million in dividends, inclusive of 1997 net income, could be paid in 1997 to the Parent Company from its subsidiary banks without prior regulatory approval. Synovus anticipates receiving regulatory approval to allow certain subsidiaries to pay dividends in excess of their respective regulatory limits.

Forward-Looking Statements

     The following  appears in accordance with the Securities  Litigation Reform
Act: These financial statements and financial review include forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, inflation, government regulations, loss of a major TSYS customer, and economic conditions and competition in the geographic business areas in which Synovus conducts its operations.

F-50                S Y N O V U S  F I N A N C I A L  C O R P.


--------------------------------------------------------------------------------

Summary of Quarterly Financial Data (Unaudited)
(In thousands, except per share data)

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 1996 and 1995.


                                                         Fourth    Third     Second    First
                                                         Quarter   Quarter   Quarter   Quarter
--------------------------------------------------------------------------------------------------------------------------
1996
Interest income ........................................$170,603   168,609   163,895   160,196
==============================================================================================
Net interest income ....................................  97,426    95,632    92,687   89,129
==============================================================================================
Provision for losses on loans ..........................   9,089     8,011     8,233    6,433
==============================================================================================
Income before income taxes .............................  66,132    55,528    51,713   45,939
==============================================================================================
Net income .............................................  41,661    35,208    33,108   29,627
==============================================================================================
Net income per share ...................................     .36       .30       .29      .26
==============================================================================================

1995
Interest income ........................................$160,683   157,443   153,318  144,344
==============================================================================================
Net interest income ....................................  88,274    86,262    84,509   82,830
==============================================================================================
Provision for losses on loans ..........................   8,589     6,214     5,739    5,245
==============================================================================================
Income before income taxes .............................  52,966    47,197    41,788   37,518
==============================================================================================
Net income .............................................  33,634    30,279    26,600   24,070
==============================================================================================
Net income per share ...................................     .29       .26       .23      .21
==============================================================================================

--------------------------------------------------------------------------------

         Envisioning.              Exploring.              Evolving.        F-51