Form 10-K, Exhibit 13
period 1997-12-31
SYNOVUS FINANCIAL CORP
filed 1998-03-20
CIK 18349

[logo}(R)
                                   SYNOVUS(R)
                                FINANCIAL CORP.

                               FINANCIAL APPENDIX

Consolidated Balance Sheets as of December 31, 1997 and 1996 ........................................................   F-2

Consolidated Statements of Income for the Years ended December 31, 1997, 1996, and 1995 .............................   F-3

Consolidated Statements of Changes In Shareholders' Equity for the Years ended December 31, 1997, 1996, and 1995 ....   F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 1997, 1996, and 1995 .........................   F-5

Summary of Significant Accounting Policies ..........................................................................   F-6

Notes to Consolidated Financial Statements ..........................................................................   F-10

Independent Auditors' Report ........................................................................................   F-30

Financial Highlights ................................................................................................   F-31

Financial Review ....................................................................................................   F-32

Summary of Quarterly Financial Data, Unaudited ......................................................................   F-55

Senior Management and Directors .....................................................................................   F-56

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

December 31,                                                                                            1997         1996
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks, including cash deposits of $12,171 and $28,445 for 1997 and 1996,
        respectively, on deposit to meet Federal Reserve requirements (note 9) ................... $   388,134       404,952
Interest earning deposits with banks (note 9) ....................................................       1,272         2,040
Federal funds sold (note 9) ......................................................................      93,392        38,249
Investment securities available for sale (notes 2 and 9) .........................................   1,325,036     1,276,083
Investment securities held to maturity (approximate market value of $335,107
        and $364,694 for 1997 and 1996, respectively) (notes 2 and 9) ............................     330,137       363,008
Loans (notes 3 and 9) ............................................................................   6,615,584     6,075,465
Less:
        Unearned income ..........................................................................      (5,712)      (10,235)
        Reserve for loan losses ..................................................................    (103,050)      (94,683)
----------------------------------------------------------------------------------------------------------------------------
                        Loans, net ...............................................................   6,506,822     5,970,547
----------------------------------------------------------------------------------------------------------------------------
Premises and equipment, net (note 6) .............................................................     272,281       247,191
Other assets (note 4) ............................................................................     343,257       310,274
----------------------------------------------------------------------------------------------------------------------------
                        Total assets ............................................................. $ 9,260,331     8,612,344
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
        Deposits (notes 5 and 9):
                Non-interest bearing ............................................................. $ 1,256,639     1,189,973
                Interest bearing .................................................................   6,451,288     6,013,062
----------------------------------------------------------------------------------------------------------------------------
                        Total deposits ...........................................................   7,707,927     7,203,035
        Federal funds purchased and securities sold under agreement to repurchase (note 9) .......     305,868       339,200
        Long-term debt (notes 6 and 9) ...........................................................     126,174        97,283
        Other liabilities (notes 7 and 8) ........................................................     174,065       154,641
----------------------------------------------------------------------------------------------------------------------------
                        Total liabilities ........................................................   8,314,034     7,794,159
----------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiary .....................................................      42,641        34,435
Shareholders' equity (notes 1, 2, 6, 8,  and 13):
        Common stock -- $1.00 par value. Authorized 600,000,000 shares; issued 175,322,276 in 1997
                and 174,635,319 in 1996; outstanding 175,205,433 in 1997 and 174,518,476 in 1996 .     175,322       174,635
        Surplus ..................................................................................      48,917        40,312
        Less treasury stock - 116,843 shares in 1997 and 1996 ....................................      (1,285)       (1,285)
        Less unamortized restricted stock ........................................................      (3,734)       (5,344)
        Net unrealized gain (loss) on investment securities available for sale ...................       6,651          (112)
        Retained earnings ........................................................................     677,785       575,544
----------------------------------------------------------------------------------------------------------------------------
                        Total shareholders' equity ...............................................     903,656       783,750
Commitments (note 10)
----------------------------------------------------------------------------------------------------------------------------
                        Total liabilities and shareholders' equity ............................... $ 9,260,331     8,612,344

============================================================================================================================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

Years ended December 31,                                                                   1997        1996       1995
-----------------------------------------------------------------------------------------------------------------------
 Interest income:
        Loans, including fees ......................................................... $ 618,172    562,208    525,080
        Investment securities:
                U.S. Treasury and U.S. Government agencies ............................    80,369     73,167     59,866
                Mortgage-backed securities ............................................    17,050     17,971     15,975
                State and municipal ...................................................     6,536      6,766      7,397
                Other investments .....................................................     1,387      1,266      1,357
        Federal funds sold ............................................................     2,086      1,866      6,006
        Interest earning deposits with banks ..........................................        73         59        107
-----------------------------------------------------------------------------------------------------------------------
                                Total interest income .................................   725,673    663,303    615,788
-----------------------------------------------------------------------------------------------------------------------
Interest expense:

        Deposits (note 5) .............................................................   287,260    267,349    253,761
        Federal funds purchased and securities sold under agreement to repurchase .....    18,836     14,973     12,092
        Long-term debt ................................................................     7,188      6,107      8,060
-----------------------------------------------------------------------------------------------------------------------
                                Total interest expense ................................   313,284    288,429    273,913
-----------------------------------------------------------------------------------------------------------------------
                                Net interest income ...................................   412,389    374,874    341,875
Provision for losses on loans (note 3) ................................................    32,296     31,766     25,787
-----------------------------------------------------------------------------------------------------------------------
                                Net interest income after provision for losses on loans   380,093    343,108    316,088
-----------------------------------------------------------------------------------------------------------------------
Non-interest income:

        Data processing services ......................................................   343,946    296,511    236,125
        Service charges on deposit accounts ...........................................    56,215     52,417     46,657
        Fees for trust services .......................................................    12,645     11,438      9,649
        Credit card fees ..............................................................    11,001      9,105      7,288
        Securities gains (losses), net (note 2) .......................................       (23)      (176)       368
        Other operating income ........................................................    65,462     56,083     40,747
-----------------------------------------------------------------------------------------------------------------------
                                Total non-interest income .............................   489,246    425,378    340,834
-----------------------------------------------------------------------------------------------------------------------
Non-interest expense:

        Salaries and other personnel expense (note 8) .................................   339,534    297,912    252,479
        Net occupancy and equipment expense (notes 4 and 10) ..........................   136,372    121,141     99,629
        Other operating expenses (note 11) ............................................   125,387    117,983    120,012
        Special FDIC assessment .......................................................      --        4,546       --
        Minority interest in subsidiary's net income ..................................     9,143      7,592      5,333
-----------------------------------------------------------------------------------------------------------------------
                                Total non-interest expense ............................   610,436    549,174    477,453
-----------------------------------------------------------------------------------------------------------------------
                                Income before income taxes ............................   258,903    219,312    179,469
Income tax expense (note 7) ...........................................................    93,667     79,708     64,886
-----------------------------------------------------------------------------------------------------------------------
                                Net income ............................................  $165,236    139,604    114,583
=======================================================================================================================

Net income per share (note 14):
        Basic .........................................................................   $   .95        .80        .66
=======================================================================================================================
        Assuming dilution .............................................................       .93        .79        .66
=======================================================================================================================

Weighted average shares outstanding (note 14):
        Basic .........................................................................   174,814     174,199   172,432
=======================================================================================================================
        Assuming dilution .............................................................   177,110     175,889   173,462
=======================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except per share data)

                                                                                                       Net
                                                                                                    Unrealized
                                                                                     Unamortized    Gain/(Loss)
                                               Shares    Common            Treasury  Restricted    on Securities   Retained
Years ended December 31, 1997, 1996, and 1995  Issued     Stock   Surplus    Stock      Stock     Avail. for Sale  Earnings Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 ..................171,303  $171,303  23,613    (7,680)    (1,538)      (20,744)      414,926   579,880
Issuance of common stock for acquisitions
        (note 1) ..............................  1,191     1,191   3,830     6,078        --            183           547    11,829
Net income ....................................    --        --      --        --         --            --        114,583   114,583
Cash dividends declared - $.24 per share ......    --        --      --        --         --            --        (42,042)  (42,042)
Treasury shares purchased .....................    --        --      --     (1,303)       --            --           --      (1,303)
Issuance of restricted stock (note 8) .........    203       203   1,851       --      (2,054)          --           --        --
Amortization of restricted stock issued under
        restricted stock bonus plan (note 8) ..    --        --      493       --         779           --           --       1,272
Stock options exercised (note 8) ..............    506       506     179     1,883        --            --           --       2,568
Repayment of obligation of employee stock
        ownership plan at subsidiary ..........    --        --      --        --         150           --           --         150
Net unrealized gain on investment securities
        available for sale ....................    --        --      --        --         --         26,335          --      26,335
Ownership change at majority-owned subsidiary .    --        --       (4)      --         --            --           --          (4)
Loss on foreign currency translation ..........    --        --      --        --         --            --           (850)     (850)
Conversion of subordinated debentures into
        common stock ..........................    679       679     458       --         --            --           --       1,137
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 ..................173,882   173,882  30,420    (1,022)    (2,663)        5,774       487,164   693,555
Net income ....................................    --        --      --        --         --            --        139,604   139,604
Cash dividends declared - $.29 per share ......    --        --      --        --         --            --        (51,123)  (51,123)
Treasury shares purchased .....................    --        --      --       (263)       --            --           --        (263)
Issuance of restricted stock (note 8) .........    227       227   3,494       --      (3,771)          --           --         (50)
Amortization of restricted stock issued under
        restricted stock bonus plan (note 8) ..    --        --      469       --       1,090           --           --       1,559
Stock options exercised (note 8) ..............    530       530   2,337       --         --            --           --       2,867
Stock option tax benefit ......................    --        --    3,394       --         --            --           --       3,394
Net unrealized loss on investment
        securities available for sale (note 2).    --        --      --        --         --         (5,886)         --      (5,886)
Ownership change at majority-owned subsidiary .    --        --      234       --         --            --           --         234
Loss on foreign currency translation ..........    --        --      --        --         --            --           (101)     (101)
Fractional shares for stock split .............     (4)       (4)    (36)      --         --            --           --         (40)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 ..................174,635   174,635  40,312    (1,285)    (5,344)         (112)      575,544   783,750
Net income ....................................    --        --      --        --         --            --        165,236   165,236
Cash dividends declared - $.36 per share ......    --        --      --        --         --            --        (62,948)  (62,948)
Issuance of restricted stock (note 8) .........      9         9     237       --        (246)          --           --         --
Amortization of restricted stock issued under
        restricted stock bonus plan (note 8) ..    --        --      (45)      --       1,856           --           --       1,811
Stock options exercised (note 8) ..............    680       680   3,674       --         --            --           --       4,354
Stock option tax benefit ......................    --        --    4,775       --         --            --           --       4,775
Net unrealized gain on investment securities
        available for sale (note 2) ...........    --        --      --        --         --          6,763          --       6,763
Ownership change at majority-owned subsidiary .    --        --      --        --         --            --            (47)      (47)
Fractional shares for stock split .............     (2)       (2)    (36)      --         --            --           --         (38)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 ..................175,322  $175,322  48,917    (1,285)    (3,734)        6,651        677,785   903,656
===================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years ended December 31,                                                                                  1997      1996     1995
------------------------------------------------------------------------------------------------------------------------------------
 Operating Activities
        Net income ...................................................................................$ 165,236   139,604   114,583
        Adjustments to reconcile net income to net cash provided by operating activities:
                Provision for losses on loans ........................................................   32,296    31,766    25,787
                Depreciation, amortization, and accretion, net .......................................   49,092    43,280    38,617
                Deferred income tax expense (benefit) ................................................      750    (9,483)   (4,171)
                Increase in interest receivable ......................................................   (6,911)   (1,113)   (9,973)
                Increase in interest payable .........................................................    6,284       791    14,680
                Minority interest in subsidiary's net income .........................................    9,143     7,592     5,333
                Increase in mortgage loans held for sale .............................................   (2,522)  (12,173)  (15,398)
                Other, net ...........................................................................    3,801     8,240    (1,541)
------------------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities ....................................  257,169   208,504   167,917
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
        Cash acquired from acquisitions ..............................................................      --     30,113     4,431
        Net (increase) decrease in interest earning deposits with banks ..............................      768      (947)    1,956
        Net (increase) decrease in federal funds sold ................................................  (55,143)   85,583   (70,770)
        Proceeds from maturities and principal collections of investment securities available for sale  348,873   327,897   173,109
        Proceeds from sales of investment securities available for sale ..............................   67,932   106,207   136,502
        Purchases of investment securities available for sale ........................................ (455,602) (614,952) (394,406)
        Proceeds from maturities and principal collections of investment securities held to maturity .   70,086    71,091    82,837
        Purchases of investment securities held to maturity ..........................................  (37,884)  (53,833)  (92,966)
        Net increase in loans ........................................................................ (566,049) (546,741) (385,228)
        Purchases of premises and equipment ..........................................................  (66,436)  (63,806)  (48,212)
        Disposals of premises and equipment ..........................................................    2,274     2,986     1,888
        Proceeds from sales of other real estate .....................................................    8,001     6,852    12,032
        Additions to contract acquisition costs ......................................................  (17,558)   (7,890)   (9,955)
        Additions to computer software ...............................................................  (15,106)   (9,196)   (8,130)
------------------------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities ........................................ (715,844) (666,636) (596,912)
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
        Net increase in demand and savings deposits ..................................................  298,374   320,638   193,870
        Net increase in certificates of deposit ......................................................  206,518   108,078   528,690
        Net increase (decrease) in federal funds purchased and securities sold under agreement to repurchase ...................................................  (33,332)  109,723  (182,870)
        Principal repayments on long-term debt .......................................................   (9,980)  (20,872)  (33,682)
        Proceeds from issuance of long-term debt .....................................................   38,871    11,340     1,823
        Purchases of treasury stock ..................................................................      --       (263)   (1,303)
        Dividends paid to shareholders ...............................................................  (62,948)  (51,123)  (42,042)
        Proceeds from issuance of common stock .......................................................    4,354     2,867     2,568
------------------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by financing activities ....................................  441,857   480,388   467,054
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents .....................................................  (16,818)   22,256    38,059
Cash and cash equivalents at beginning of period .....................................................  404,952   382,696   344,637
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period ........................................................... $388,134   404,952   382,696
====================================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

     The consolidated financial statements include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries, all but one of which were wholly-owned at December 31, 1997. Synovus has 34 wholly-owned bank subsidiaries predominantly involved in commercial banking activities and wholly-owned trust, mortgage, and broker/dealer companies. Total System Services, Inc. (TSYS), an 80.7% owned subsidiary, is a bankcard data processing company. In addition, the financial statements include joint ventures of TSYS accounted for using the equity method of accounting.

     The consolidated revenues are primarily contributed from the banking operations, with TSYS' revenues contributing approximately 25% of consolidated revenues. The banking operations' revenues are earned in four southeastern states: Georgia (59%), Alabama (20%), South Carolina (14%), and Florida (7%). TSYS has two major customers which account for approximately 25% of its revenues. All of TSYS' revenues are generated from customers located in North America.

Basis of Presentation

     In preparing the consolidated financial statements in accordance with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

     The accounting and reporting policies of Synovus Financial Corp. and subsidiaries (Synovus) conform to generally accepted accounting principles and to general practices within the banking and data processing industries. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a description of the more significant of those policies.

Cash Flow Information

     For the years ended December 31, 1997, 1996, and 1995, income taxes of $93 million, $90 million, and $68 million, and interest of $307 million, $288 million, and $259 million, respectively, were paid.

     Loans receivable of approximately $8 million, $7 million, and $9 million were transferred to other real estate during 1997, 1996, and 1995, respectively.

Federal Funds Sold, Federal Funds Purchased, and Securities Sold Under Agreement to Repurchase

     Federal funds sold, federal funds purchased, and securities sold under agreement to repurchase generally mature in one day.

Investment Securities

     Synovus classifies its securities into two categories: available for sale or held to maturity. Held to maturity securities are those securities for which Synovus has the ability and intent to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

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

     A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

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

     Gains and losses on sales of investment securities are recognized on the settlement date, based on the amortized cost of the specific security. The financial statement impact of settlement date accounting versus trade date accounting is immaterial.

Loans and Interest Income

     Loans are reported at principal amounts outstanding, less unearned income, including net deferred fees and the reserve for loan losses.

     First mortgage loans held for sale are reported at the lower of aggregate cost or fair value. Fair values are based upon quoted prices from secondary market investors and forward commitments to sell. No valuation allowances were required at December 31, 1997 or 1996.

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

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Such interest, when ultimately collected, is recorded as interest income in the period received. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual classification.

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

     Management, considering current information and events regarding a borrowers' ability to repay its obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the reserve for loan losses through a charge to the provision for losses on loans. Subsequent recoveries are added to the reserve for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

     The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, and debt securities. The reserve for loan losses for large pools of smaller-balance, homogeneous loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers' ability to pay.

Premises and Equipment

     Premises and equipment, including leasehold improvements and purchased internal-use software, are reported at cost, less accumulated depreciation and amortization, which are computed using straight-line or accelerated methods over the estimated useful life of the related asset.

Other Assets

     The following paragraphs describe some of the more significant amounts included in other assets. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets described below is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

     Amortization periods for intangible assets are monitored to determine if events and circumstances require such periods to be reduced.

Computer Software:

     Software development costs are capitalized from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and computer software maintenance costs are expensed as incurred. Software development costs related to the core TS2 are amortized using the greater of the straight-line method over the estimated useful life of 10 years or the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of the straight-line method over the estimated useful life not to exceed 5 years or the ratio of current revenues to current and anticipated revenues.

Investment in Joint Ventures:

     TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico), a bankcard data processing operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 50% investment in Vital Processing Services L.L.C. (Vital), a merchant processing operation headquartered in Tempe, Arizona.

Contract Acquisition Costs:

     TSYS capitalizes certain contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the customer's cardholder accounts are converted to TSYS's processing system.

Other Real Estate

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

Originated and Purchased Mortgage Servicing Rights

     The rights to service mortgage loans for others, regardless of whether the servicing rights are acquired through either the purchase or origination of mortgage loans, are recognized as separate assets. The capitalized mortgage servicing rights are evaluated for impairment based upon the fair value of those rights. Fair value is estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. In determining the present value, Synovus stratifies its mortgage servicing rights based on risk characteristics including loan types, note rates, and note terms.

     Capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, using a method that approximates level yield and taking into consideration prepayment of the underlying loans. Management re-evaluates the terms used for amortization based upon prepayment history and adjusts the terms as necessary.

Derivative Financial Instruments

     As part of its overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps and purchased interest rate floor and cap arrangements. The fair values of these off-balance sheet derivative financial instruments are based on dealer quotes and third party financial models.

     Interest rate swaps, floors, and caps are accounted for on an accrual basis, and the net interest differential, including premiums paid, if any, is recognized as an adjustment to interest income or expense of the related designated asset or liability. Changes in the fair values of the swaps, floors, and caps are not recorded in the consolidated statements of income because these agreements are being treated as synthetic alterations of the designated assets or liabilities as long as (i) the swap is designated with a specific asset or liability or finite pool of assets or liabilities; (ii) the notional amount of the swap is less than or equal to the principal amount of the designated asset or liability; and (iii) the swap term is less than or equal to the expected remaining term of the designated asset or liability. The criteria for consideration of a floor or cap as a synthetic alteration of an asset or liability are generally the same as those for a swap arrangement, except that, there must be a high correlation, at inception and throughout the period of the synthetic alteration, between changes in the interest income or expense generated by the floor or cap and changes in the interest income or expense generated by the designated asset or liability.

     If the swap, floor, or cap arrangements are terminated before their maturity, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life or the maturity of the designated asset or liability as an adjustment to interest income or expense. If the designated asset or liability is sold or matures, the swap agreement is marked to market and the gain or loss is included with the gain or loss on the sale or maturity of the designated asset or liability. Changes in the fair value of any undesignated swaps, floors, and caps are included in other income in the consolidated statements of income.

     Premiums paid for purchased interest rate floor and collar agreements are amortized to interest income over the terms of the floors and collars. Unamortized premiums are included in other assets in the consolidated balance sheets. Amounts receivable or payable under collar and floor agreements are accrued as an addition to or reduction of interest income.

Data Processing Services

     TSYS' bankcard data processing revenues are derived from long-term processing contracts with banks and nonbank institutions and are recognized as revenues at the time the services are performed. TSYS' service contracts generally contain terms ranging from 3 to 10 years.

Income Taxes

     Synovus uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Synovus files a consolidated federal income tax return with its wholly-owned and majority-owned subsidiaries.

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

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock-based grants made in 1995 and future years as if the fair-value-based method had been applied as defined in SFAS No. 123. Synovus has elected to continue to apply the provisions set forth in APB Opinion No. 25 and follow the disclosure provisions of SFAS No. 123.

Postretirement Benefits

     Synovus sponsors a defined benefit health care plan for substantially all employees and early retirees. The expected costs of retiree health care and other postretirement benefits are being expensed over the period that employees provide service.

Share and Per Share Restatement

     All share and per share data has been restated to reflect the April 1997 three-for-two stock split, which was effected on April 8, 1997, in the form of a 50% stock dividend and the April 1996 three-for-two stock split, which was effected on April 8, 1996, in the form of a 50% stock dividend. Net income per share data has also been restated to reflect the adoption at December 31, 1997 of SFAS No. 128, "Earnings Per Share", as described in Note 14.

Disclosure About the Fair Value of Financial Instruments

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, Synovus' entire holdings of a particular financial instrument. Because no market exists for a portion of Synovus' financial instruments, fair value estimates are also based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

Recent Accounting Pronouncements

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 was amended by SFAS No. 127, which defers the effective date of certain provisions of SFAS No. 125 until January 1, 1998. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Effective January 1, 1997, Synovus adopted the applicable provisions of SFAS No. 125 on a prospective basis. The impact of SFAS No. 125 on Synovus' financial statements was not material.

     Additionally, the impact of the SFAS No. 125 provisions that are effective January 1, 1998 are not expected to be material to Synovus' financial statements.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The term "comprehensive income" is used in the SFAS to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for Synovus consists of items previously recorded directly in equity under SFAS No. 52, "Foreign Currency Translation", and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 130 is effective for both interim and annual financial statement periods beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 supercedes SFAS No. 14, "Financial Reporting in Segments of a Business Enterprise", and establishes new standards for the disclosures made by public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for both interim and annual financial statement periods beginning after December 15, 1997. Synovus does not expect that SFAS No. 131 will require significant changes to its current segment financial information.

Other

     Certain amounts in 1996 and 1995 have been reclassified to conform with the presentation adopted in 1997.

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

     On April 28, 1995, Synovus completed the acquisition of Citizens & Merchants Corporation (CMC), the parent company of the $52 million asset, Citizens & Merchants State Bank, Douglasville, Georgia. Synovus issued 1,409,556 shares of common stock for all the issued and outstanding shares of CMC. This transaction has been accounted for as a pooling of interests, except that the financial statements for periods prior to the acquisition were not restated since the effect was not material.

     On February 28,1995,  Synovus completed the acquisition of NBSC Corporation
(NBSC), the parent company of the $1.1 billion asset, The National Bank of South Carolina, Columbia, South Carolina. Synovus issued 17,841,033 shares of common stock for all the issued and outstanding shares of NBSC. This acquisition has been accounted for as a pooling of interests and, accordingly, the financial statements for all periods presented have been restated to include the financial condition and results of operations of this entity.

     On January 31, 1995, Synovus completed the acquisition of the $43 million asset Peach State Bank (PSB), Riverdale, Georgia. Synovus issued 599,621 treasury shares for all of the issued and outstanding shares of PSB. This acquisition was accounted for as a purchase.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 2  Investment Securities

The carrying and estimated fair values of investment securities are summarized as follows:

                                                                    December 31, 1997
                                               ---------------------------------------------------
Investment Securities Available for Sale                        Gross         Gross      Estimated
                                                 Amortized     Unrealized    Unrealized      Fair
(In thousands)                                      Cost        Gains         Losses        Value
--------------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies   $1,166,562        9,508          (857)    1,175,213
Mortgage-backed securities .................      129,575        1,156          (334)      130,397
State and municipal ........................          910           49           --            959
Other investments ..........................       17,174        1,745          (452)       18,467
--------------------------------------------------------------------------------------------------
     Total .................................   $1,314,221       12,458        (1,643)    1,325,036
==================================================================================================

                                                                    December 31, 1996
                                               ---------------------------------------------------
                                                                Gross         Gross      Estimated
                                                 Amortized     Unrealized    Unrealized      Fair
(In thousands)                                      Cost        Gains         Losses        Value
--------------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies   $1,132,122        5,262        (5,462)    1,131,922
Mortgage-backed securities .................      131,313          652        (1,072)      130,893
State and municipal ........................          965           57            (8)        1,014
Other investments ..........................       11,865          719          (330)       12,254
--------------------------------------------------------------------------------------------------
     Total .................................   $1,276,265        6,690        (6,872)    1,276,083
==================================================================================================

                                                                    December 31, 1997
                                               ---------------------------------------------------
Investment Securities Held to Maturity                          Gross         Gross      Estimated
                                                 Amortized     Unrealized    Unrealized      Fair
(In thousands)                                      Cost        Gains         Losses        Value
--------------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies   $   63,372          395        (108)         63,659
Mortgage-backed securities .................      123,519        1,030        (533)        124,016
State and municipal ........................      124,569        4,190        (146)        128,613
Other investments ..........................       18,677          142         --           18,819
--------------------------------------------------------------------------------------------------
     Total .................................   $  330,137        5,757        (787)        335,107
==================================================================================================

                                                                    December 31, 1996
                                               ---------------------------------------------------
                                                                Gross         Gross      Estimated
                                                 Amortized     Unrealized    Unrealized      Fair
(In thousands)                                      Cost        Gains         Losses        Value
--------------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies   $   84,366          381        (635)         84,112
Mortgage-backed securities .................      156,319       16,685     (16,745)        156,259
State and municipal ........................      114,883        2,521        (541)        116,863
Other investments ..........................        7,440           20         --            7,460
--------------------------------------------------------------------------------------------------
     Total .................................   $  363,008       19,607     (17,921)        364,694
==================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     The amortized cost and estimated fair value of investment securities at December 31, 1997 are shown below by expected maturity. Mortgage-backed and other securities which have prepayment provisions are assigned to maturity categories based on their estimated average lives. Actual maturities can differ from expected maturities because borrowers have the right but not the obligation to call or prepay selected obligations with or without call or prepayment penalties.

                                       Investment Securities      Investment Securities
                                         Held to Maturity            Available for Sale
                                        December 31, 1997           December 31, 1997
                                      ---------------------     -----------------------
                                      Amortized   Estimated     Amortized     Estimated
(In thousands)                          Cost     Fair Value        Cost      Fair Value
---------------------------------------------------------------------------------------
 U. S. Treasury and U. S. Government
     agencies:
     Within 1 year ..............    $  35,711       35,702      358,148        354,382
     1 to 5 years ...............       26,661       26,960      771,054        779,211
     5 to 10 years ..............        1,000          997       37,360         41,620
     More than 10 years .........          --           --           --             --
---------------------------------------------------------------------------------------
                                     $  63,372       63,659    1,166,562      1,175,213
=======================================================================================

Mortgage-backed securities:
     Within 1 year ..............    $  36,825       36,957       13,749         13,822
     1 to 5 years ...............       50,586       50,847       52,895         53,202
     5 to 10 years ..............       24,376       24,431       23,719         23,863
     More than 10 years .........       11,732       11,781       39,212         39,510
---------------------------------------------------------------------------------------
                                       123,519      124,016      129,575        130,397
=======================================================================================

State and municipal:
     Within 1 year ..............    $  12,659       12,775          --              --
     1 to 5 years ...............       33,959       34,799          612            634
     5 to 10 years ..............       41,948       43,319          --              --
     More than 10 years .........       36,003       37,720          298            325
---------------------------------------------------------------------------------------
                                       124,569      128,613          910            959
=======================================================================================

Other investments:
     Within 1 year ..............    $     571          577        1,089          1,089
     1 to 5 years ...............           25           25        9,111          9,069
     5 to 10 years ..............            5            5          526            594
     More than 10 years .........       18,076       18,212        6,448          7,715
---------------------------------------------------------------------------------------
                                     $  18,677       18,819       17,174         18,467
=======================================================================================

Total investment securities:
     Within 1 year .............     $  85,766       86,011      372,986        369,293
     1 to 5 years ..............       111,231      112,631      833,672        842,116
     5 to 10 years .............        67,329       68,752       61,605         66,077
     More than 10 years ........        65,811       67,713       45,958         47,550
---------------------------------------------------------------------------------------
                                       330,137      335,107    1,314,221      1,325,036
=======================================================================================


A summary of sales transactions in the investment securities available for sale portfolio for 1997, 1996, and 1995 is as follows:

                                                    Gross           Gross
                                                  Realized        Realized
(In thousands)                     Proceeds         Gains          Losses
-------------------------------------------------------------------------------
   1997...................         $ 67,932           151           (174)
   1996...................          106,207           514           (690)
   1995...................          136,502         1,164           (796)

     There were no sales transactions in the investment securities held to maturity portfolio during the three years ended December 31, 1997. Securities with a carrying value of $1,049,984,000 and $968,431,000 at December 31, 1997 and 1996, respectively, were pledged to secure certain deposits and repurchase agreements as required by law.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 3  Loans

Loans outstanding, by classification,  are summarized as follows:

(In thousands)
December 31,                                                1997         1996
--------------------------------------------------------------------------------
 Commercial:
        Commercial, financial, and agricultural ....    $2,273,031     2,036,689
        Real estate-construction ...................       835,162       730,785
        Real estate-mortgage .......................     1,302,941     1,234,981
--------------------------------------------------------------------------------
                Total commercial ...................     4,411,134     4,002,455
--------------------------------------------------------------------------------
Retail:
        Real estate-mortgage .......................     1,039,420       977,432
        Consumer loans-credit card .................       306,360       290,470
        Consumer loans-other .......................       819,112       768,072
        Mortgage loans held for sale ...............        39,558        37,036
--------------------------------------------------------------------------------
                Total retail .......................     2,204,450     2,073,010
--------------------------------------------------------------------------------
                Total loans ........................    $6,615,584     6,075,465
================================================================================

Activity in the reserve for loan losses is summarized as follows:

(In thousands)
December 31,                                      1997        1996       1995
--------------------------------------------------------------------------------
Balance at beginning of year ...............   $ 94,683      81,384      75,018
Loan loss reserves of acquired subsidiaries        --           188       1,001
Provision for losses on loans ..............     32,296      31,766      25,787
Recoveries of loans previously charged off .      7,889       6,525       4,510
Loans charged off ..........................    (31,818)    (25,180)    (24,932)
--------------------------------------------------------------------------------
Balance at end of year .....................   $103,050      94,683      81,384
================================================================================

     The table below illustrates the impaired loans and related amounts included in the reserve for loan losses at December 31, 1997 and 1996:

                                                           December 31, 1997         December 31, 1996
                                                         ---------------------     ---------------------
                                                                    Allocated                  Allocated
                                                          Loan      Loan Loss        Loan      Loan Loss
(In thousands)                                           Balance     Reserve        Balance     Reserve
--------------------------------------------------------------------------------------------------------
Impaired loans, nonaccruing, with loan loss reserve ..   $ 3,673      1,151          8,320         3,895
Impaired loans, nonaccruing, with no loan loss reserve     5,258        --           9,572           --
Impaired loans, accruing, with loan loss reserve .....     5,424      2,401          2,136         1,084
Impaired loans, accruing, with no loan loss reserve ..       701        --          10,365           --
Impaired loans, accruing, partially charged off ......    10,594      1,386          5,485           850
--------------------------------------------------------------------------------------------------------
        Total ........................................   $25,650      4,938         35,878         5,829
========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     The loan loss reserve amounts for impaired loans were primarily determined using the fair value of the loans' collateral. The average recorded investment in impaired loans was approximately $30,000,000, $40,000,000, and $87,000,000 for the years ended December 31, 1997, 1996, and 1995, respectively, and the related amount of interest income recognized during the period that such loans were impaired was approximately $1,905,000, $1,702,000, and $5,695,000 in 1997,
1996, and 1995, respectively.

     Loans on nonaccrual status amounted to approximately $17,909,000, $23,655,000, and $21,469,000 at December 31, 1997, 1996, and 1995, respectively.
If nonaccruing loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $2,175,000, $2,400,000, and $2,606,000 in 1997, 1996, and 1995, respectively.

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

     At December 31, 1997, Synovus Mortgage Corp. serviced mortgage loans for unaffiliated investors in the amount of $1,788,594,000.

     The following table presents information for mortgage loans held for sale as of December 31, 1997 and 1996:

(In thousands)                                       1997        1996
------------------------------------------------------------------------
Beginning balance ............................   $  37,036       24,863
Loans originated during the year..............     366,320      297,117
Loans sold during the year ...................    (363,798)    (284,944)
------------------------------------------------------------------------
Ending balance ...............................   $  39,558       37,036
========================================================================

     In the ordinary course of business, Synovus has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activities in these loans for the year ended December 31, 1997.

(In thousands)
------------------------------------------------------------------------
Balance at December 31, 1996 ..............................   $ 142,214
Adjustment for executive officer and director changes......     (17,300)
------------------------------------------------------------------------
Adjusted balance at December 31, 1996 .....................     124,914
New loans .................................................      65,616
Repayments ................................................     (49,078)
------------------------------------------------------------------------
Balance at December 31, 1997 ..............................   $ 141,452
========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 4  Other Assets

     Included  in other  assets are four  significant  balances:  purchased  and
originated  mortgage  servicing  rights,   computer  software  costs,   contract
acquisition costs, net, and investment in joint ventures, net.

     Synovus adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights", as of July 1, 1995, and has capitalized all mortgage servicing rights since the adoption date. As of December 31, 1997 and 1996, Synovus had approximately $20,137,000 and $17,212,000, respectively, in capitalized mortgage servicing rights. There was no valuation allowance as of December 31, 1997 and 1996.

     The following table summarizes TSYS' computer software at December 31, 1997 and 1996:


(In thousands)                                                               1997     1996
--------------------------------------------------------------------------------------------
TS2 ....................................................................   $33,049    33,049
Other internally developed software, including enhancements to TS2......     4,833     5,524
Purchased computer software ............................................    39,466    25,865
--------------------------------------------------------------------------------------------
                                                                            77,348    64,438
Less accumulated amortization ..........................................    34,215    24,718
--------------------------------------------------------------------------------------------
Computer software, net .................................................   $43,133    39,720
============================================================================================

     Capitalized software development costs, related to the bankcard data processing, for the years ended December 31, 1997, 1996, and 1995 were $997,000, $178,000, and $2,617,000, respectively. Amortization expense related to purchased computer software costs was $11,668,000, $8,630,000, and $7,358,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

     Contract acquisition costs, net, at TSYS were $27,274,000 and $18,646,000 at December 31, 1997 and 1996, respectively. Investment in joint ventures, net, was $21,338,000 and $15,348,000 at December 31, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
Note 5  Deposits

The following table presents deposits as of December 31, 1997 and 1996:

(In thousands)                                       1997         1996
------------------------------------------------------------------------
Non-interest bearing demand deposits..........   $1,256,639    1,189,973
Interest bearing demand deposits .............    1,128,407    1,022,398
Money market accounts ........................    1,278,020    1,136,795
Savings accounts .............................      446,497      462,023
Time deposits under $100,000 .................    2,285,305    2,268,942
Time deposits over $100,000 ..................    1,313,059    1,122,904
------------------------------------------------------------------------
                                                 $7,707,927    7,203,035
========================================================================

     Interest  expense for the years ended December 31, 1997,  1996, and 1995 on time deposits  over  $100,000 was  $68,425,000,  $62,074,000,  and  $57,259,000,
respectively.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 6  Long-Term Debt

Long-term debt at December 31, 1997 and 1996 consists of the following:

 (In thousands)                                                                                                   1997       1996
-----------------------------------------------------------------------------------------------------------------------------------
Parent Company:

6.125% senior notes, due October 15, 2003, with semi-annual interest payments and principal to be paid
     at maturity................................................................................................$  75,000    75,000
8.75% debenture, due May 15, 2004, with annual principal payments of $120 and $1,240 at maturity ...............    1,960     2,200
-----------------------------------------------------------------------------------------------------------------------------------
                        Total Parent Company Debt ..............................................................   76,960    77,200
-----------------------------------------------------------------------------------------------------------------------------------

Subsidiaries:

Federal Home Loan Bank advances with various interest payments and principal payments due at various maturity dates through 2004 and interest rates ranging from 5.03% to 6.29% at
        December 31, 1997.......................................................................................   45,300    15,960
9.23% note payable, due October 31, 2003, with annual principal and interest payments ..........................      282       317
8.00% capital lease obligation payable, due in monthly principal and interest payments through 2002 ............      211       244
Other notes payable and capital lease obligations payable, with a weighted average interest
        rate of 5.33%, maturing at various dates through 2000 ..................................................    3,421     3,562
-----------------------------------------------------------------------------------------------------------------------------------
                        Total Subsidiaries Debt ................................................................   49,214    20,083
-----------------------------------------------------------------------------------------------------------------------------------
                        Total Long-Term Debt ...................................................................$ 126,174    97,283
===================================================================================================================================

     The more significant debt agreements held by the Parent Company provide for certain limitations on: payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 1997, the most restrictive of these limit payment of cash dividends to a maximum of $165,236,000.

     The Federal Home Loan Bank advances are secured by certain mortgage loans receivable as well as all of the stock of the Federal Home Loan Bank owned by various Synovus bank affiliates.

     The capital lease obligations payable and certain notes payable are secured by land, buildings, and equipment with a net carrying value at December 31, 1997, of approximately $470,000.

     Synovus has an unsecured line of credit, with an unaffiliated bank, for $20 million with an interest rate of 50 basis points above the "short-term index", as defined. There were no advances on this line of credit outstanding at any time in the years ended December 31, 1997 or 1996.

     Required annual principal payments on long-term debt for the five years subsequent to December 31, 1997, are as follows:

                                              Parent
(In thousands)                                Company   Subsidiaries    Total
------------------------------------------------------------------------------
1998.......................................... $120       12,508        12,628
1999..........................................  120          382           502
2000..........................................  120       30,306        30,426
2001..........................................  120          289           409
2002..........................................  120        5,271         5,391
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 7  Income Taxes

     For the years ended December 31, 1997, 1996, and 1995, income tax expense (benefit) consists of:


(In thousands)                            1997      1996      1995
--------------------------------------------------------------------
Current:
     Federal ........................   $87,235    82,996    65,009
     State ..........................     5,682     6,195     4,048
--------------------------------------------------------------------
                                         92,917    89,191    69,057
--------------------------------------------------------------------
Deferred:
     Federal ........................       632    (8,005)   (3,792)
     State ..........................       118    (1,478)     (379)
--------------------------------------------------------------------
                                            750    (9,483)   (4,171)
--------------------------------------------------------------------
        Total income tax expense        $93,667    79,708    64,886
====================================================================

     Income tax expense as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following:


(In thousands)                                               1997        1996     1995
----------------------------------------------------------------------------------------
Taxes at statutory federal income tax rate .............   $90,616     76,759    62,814
Tax-exempt income ......................................    (2,438)    (2,859)   (2,956)
State income taxes, net of federal income tax benefit...     3,770      3,066     2,385
Minority interest ......................................     3,200      2,657     1,867
Other, net .............................................    (1,481)        85       776
----------------------------------------------------------------------------------------
                Total income tax expense ...............   $93,667     79,708    64,886
========================================================================================
                Effective tax rate .....................     36.18%     36.34     36.15
========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 1997 and 1996 are presented below:


 (In thousands)                                                         1997              1996
------------------------------------------------------------------------------------------------
Deferred income tax assets:

Provision for losses on loans ....................................   $ 41,016             38,226
Net unrealized loss on investment securities available for sale...       --                   69
Other ............................................................     12,721             12,400
------------------------------------------------------------------------------------------------
                Total gross deferred income tax assets ...........     53,737             50,695
------------------------------------------------------------------------------------------------

Deferred income tax liabilities:

Computer software development costs ..............................    (13,695)           (14,314)
Differences in depreciation ......................................     (6,257)            (5,612)
Capitalization of mortgage purchasing rights .....................     (5,163)            (2,965)
Net unrealized gain on investment securities available for sale...     (4,110)               --
Purchase accounting adjustments ..................................     (2,402)            (1,571)
Restricted stock awards ..........................................     (1,206)            (1,180)
Other, net .......................................................     (4,181)            (3,401)
-------------------------------------------------------------------------------------------------
        Total gross deferred income tax liabilities ..............    (37,014)           (29,043)
-------------------------------------------------------------------------------------------------
                Net deferred income tax assets ...................   $ 16,723             21,652
=================================================================================================

     There was no valuation allowance for deferred tax assets for the years ended December 31, 1997 and 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Synovus will realize the benefits of these deductible differences at December 31, 1997.

--------------------------------------------------------------------------------

Note 8  Employee Benefit Plans

     Synovus applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, compensation costs for the 1997, 1996, and 1995 option plans have not been recognized in the accompanying financial statements. However, Synovus issued discounted options prior to 1995, the compensation cost of which has been included in income as described below.

     Under various stock option plans, Synovus has granted options for 8,623,931 shares of common stock to officers of Synovus and its subsidiaries. Synovus has expensed $321,000, $813,000, and $1,016,000 in 1997, 1996, and 1995,
respectively, related to the compensation element of these plans. The remaining deferred compensation expense related to these option plans is not material and will be amortized as these options vest through year-end 2000. The options outstanding at December 31, 1997 had a weighted average exercise price of $14.13.

     The per share weighted average fair value of stock options granted during 1997, 1996, and 1995 was $8.56, $13.11, and $14.44, respectively, using the
Black Scholes option-pricing model with the following weighted average assumptions: expected life of 4 years, expected dividend yield of 1.4%, risk free interest rate of 6.5%, and an expected volatility of 22%, for all years.

     In addition to the stock options described above, Synovus has awarded non-transferable, restricted shares of Synovus common stock to various key executives under key executive restricted stock bonus plans. The market value of the common stock at the date of issuance is included as a reduction of shareholders' equity in the consolidated balance sheets and is amortized as compensation expense using the straight-line method over the vesting period of the awards. Aggregate compensation expense with respect to the foregoing Synovus restricted stock awards was approximately $1,856,000, $1,090,000, and $779,000 in 1997, 1996, and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Summary information regarding outstanding restricted stock bonus plans at December 31, 1997 is presented below:

      Year awards   Market value
        granted     at award date       Vesting period
------------------------------------------------------
        1994         $  870,000              5 years
        1995          2,054,000              5 years
        1996          3,771,000              5 years
        1997            246,000              5 years

     In 1992, TSYS also awarded 959,200 non-transferable, restricted shares of its common stock to various key executives under restricted stock bonus plans. The aggregate market value of the awards issued was $3,134,050, and is being amortized on a straight-line basis over the five to six year vesting periods of the awards.

     In accordance with APB Opinion No. 25, approximately $1,409,000, $738,000, and $205,000 in compensation expense has been recorded in 1997, 1996, and 1995, respectively, for the restricted stock awards granted in those years. Had Synovus determined compensation cost based on the fair value at the grant date for its stock options and restricted stock awards under SFAS No. 123, Synovus' net income would have been reduced to the pro forma amounts indicated below:

Years ended December 31,

(In thousands)                                    1997       1996       1995
-----------------------------------------------------------------------------
Net income:
        As reported .......................... $ 165,236   139,604    114,583
        Pro forma ............................   160,778   137,650    114,107
Earnings per share:
        As reported, basic ...................       .95       .80        .66
        As reported, assuming dilution........       .93       .79        .66
        Pro forma, basic .....................       .92       .79        .66
        Pro forma, assuming dilution .........       .90       .78        .66

     Pro forma net income reflects only options and awards granted in 1997, 1996, and 1995. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above. The pro forma net income amount above does not include compensation cost that would be recorded over the options' vesting periods of 2 to 5 years or compensation cost for options granted prior to January 1, 1995.

     Stock option activity during the years ended December 31, 1997, 1996, and 1995 is as follows:

                                                     1997          1996          1995
---------------------------------------------------------------------------------------
Options outstanding at beginning of period ...    6,450,792     5,076,594     4,222,998
Options granted ..............................    2,899,608     1,944,524     1,856,529
Options exercised ............................     (680,418)     (530,444)     (981,923)
Options canceled .............................      (46,051)      (39,882)      (21,010)
---------------------------------------------------------------------------------------
      Options outstanding at end of period....    8,623,931     6,450,792     5,076,594
=======================================================================================
      Options exercisable at end of period....    2,163,964     1,751,888     1,668,051
=======================================================================================
Options' prices per share:

      Options granted during the period ....$21.42 to 27.56   4.33 to 10.11   3.17 to 8.50
      Options exercised during the period...$ 2.02 to 21.42   2.02 to  5.20   1.83 to 4.81
      Options outstanding at end of period..$ 2.02 to 27.56   2.02 to 10.11   2.02 to 8.50

     Prior to January 1, 1995, Synovus had noncontributory, trusteed pension plans (collectively referred to as "Plan") covering substantially all employees over 201/2 years of age. Pension expense, related to this plan, recorded in the accompanying financial statements was approximately $652,000 and $3,195,000, in 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     In 1995, Synovus adopted a defined-contribution, money purchase plan to replace the terminated pension plan referred to above. In addition, Synovus generally provides noncontributory, trusteed, profit sharing and 401(k) plans which cover all eligible employees. Annual discretionary contributions to these profit sharing and 401(k) plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans for the years ended December 31, 1997, 1996, and 1995 were $30,795,000, $30,125,000, and $23,238,000, respectively.

     Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus' plans except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS contributed $3,765,000, $3,069,000, and $2,623,000 to these plans in 1997, 1996, and 1995, respectively.

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

--------------------------------------------------------------------------------

Note 9  Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of Synovus' on-balance sheet financial instruments at December 31, 1997 and 1996. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                                       1997                     1996
                                                              ---------------------     --------------------
                                                              Carrying    Estimated    Carrying   Estimated
(In thousands)                                                  Value    Fair Value     Value    Fair Value
------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and due from banks ................................... $   388,134     388,134     404,952     404,952
Interest earning deposits with banks ......................       1,272       1,272       2,040       2,040
Federal funds sold ........................................      93,392      93,392      38,249      38,249
Investment securities available for sale ..................   1,325,036   1,325,036   1,276,083   1,276,083
Investment securities held to maturity ....................     330,137     335,107     363,008     364,694
Loans .....................................................   6,506,822   6,473,710   5,970,547   5,848,317
Purchased and originated mortgage servicing rights ........      20,137      27,931      17,212      20,499

Financial liabilities:
Non-interest bearing deposits .............................   1,256,639   1,256,639   1,189,973   1,189,973
Interest bearing deposits .................................   6,451,288   6,455,341   6,013,062   6,017,256
Federal funds purchased and securities sold under agreement
     to repurchase ........................................     305,868     305,868     339,200     339,200

Long-term debt ............................................     126,174     125,420      97,283      94,818


     The carrying amounts and estimated fair values relating to off-balance sheet financial instruments are summarized in Note 10.

     Cash and due from banks, interest earning deposits with banks, and federal funds sold are repriced on a short-term basis; as such, the carrying value closely approximates market.

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

     In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, interest bearing demand deposits, money market accounts, and savings accounts, is equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

Off-Balance Sheet Financial Instruments

     Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, reduce its own exposure to fluctuations in interest rates, and to conduct lending activities. These financial instruments include commitments to extend credit, standby and commercial letters of credit, and interest rate swaps, purchased floors, and purchased collars. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

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

     Loan commitments and letters of credit at December 31, 1997 and 1996 include the following:


(In thousands)                                       1997        1996
------------------------------------------------------------------------
Standby letters of credit ....................   $  291,142      321,891
Undisbursed construction loans ...............      398,400      341,457
Unused credit card lines .....................      642,010      659,423
Other loan commitments .......................      850,218      817,206
Commitments to sell mortgage loans............       64,148       23,000
------------------------------------------------------------------------
     Total ...................................   $2,245,918    2,162,977
========================================================================

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

     The consolidated notional amount of interest rate swap, floor, and collar contracts was $515,000,000 and $450,000,000 as of December 31, 1997 and 1996,
respectively, with a carrying amount of $415,000 and $410,000 at December 31, 1997 and 1996, respectively. The estimated net unrealized gain (loss) on these interest rate contracts was $502,000 and ($1,935,000) at December 31, 1997 and 1996, respectively.

     These interest rate contracts are being utilized to hedge approximately $669,500,000 in prime rate floating loans in Georgia and South Carolina and $20,000,000 in fixed rate liabilities in Georgia.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             Weighted        Weighted        Weighted
December 31, 1997               Notional      Average        Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
(In thousands)                   Amount    Receive Rate     Pay Rate<F1>    In Months        Gains        Losses       Gains Losses)
------------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps - LIBOR     $ 280,000     5.96%           5.82            26           $  548        (1,072)           (524)
Receive Fixed Swaps - Prime        70,000     9.10            8.50            39            1,136           --            1,136
------------------------------------------------------------------------------------------------------------------------------------
     Total Receive Fixed Swaps    350,000     6.59            6.35            28            1,684        (1,072)            612
------------------------------------------------------------------------------------------------------------------------------------

                                             Weighted        Weighted        Weighted
                                Notional    Average Cap      Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
                                 Amount        Rate         Floor Rate      In Months        Gains        Losses       Gains Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased Interest Rate Collars    80,000     9.16            7.91            22               --           (48)            (48)

                                             Weighted                        Weighted
                                Notional    Average Floor                 Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount         Rate                         In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased Interest Rate Floors     85,000     7.87                            36               --           (62)            (62)

                                                                             Weighted
                                Notional                                  Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount                                      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Total                           $ 515,000                                     29           $1,684        (1,182)            502
                                  =======                                                   =====         =====             ===

                                             Weighted        Weighted        Weighted
December 31, 1996               Notional      Average        Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
(In thousands)                  Amount     Receive Rate     Pay Rate<F1>    In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps - LIBOR     $ 235,000     5.79%           5.53            32           $   --        (2,200)         (2,200)
Receive Fixed Swaps - Prime        70,000     9.10            8.25            51              630           --              630
------------------------------------------------------------------------------------------------------------------------------------
     Total Receive Fixed Swaps    305,000     6.55            6.15            36              630        (2,200)         (1,570)
------------------------------------------------------------------------------------------------------------------------------------

                                             Weighted        Weighted        Weighted
                                Notional    Average Cap      Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount         Rate         Floor Rate      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Purchased Interest Rate Collars    80,000     9.16            7.91            34               --          (445)           (445)


                                             Weighted                        Weighted
                                Notional      Average                     Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount      Floor Rate                      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Purchased Interest Rate Floors     65,000     7.83                            48               80          --                80


                                                                             Weighted
                                Notional                                  Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount                                      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Total                           $ 450,000                                     38            $ 710        (2,645)         (1,935)
                                  =======                                                     ===         =====           =====


<F1>Variable pay rate based upon contract rates in effect at December 31, 1997 and 1996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Lease Commitments

     Synovus and its subsidiaries have entered into long-term operating leases for various branch locations, corporate facilities, data processing equipment, and furniture. Management expects that, as these leases expire, they will be renewed or replaced by other leases. At December 31, 1997, minimum rental commitments under all such noncancelable leases aggregated $163,812,000, of which the following approximate amounts are due for the next five years:

                                                  Equipment
                                       Real          and
(In thousands)                       Property     Furniture       Total
------------------------------------------------------------------------
1998................................ $5,538          42,384       47,922
1999................................  7,974          39,743       47,717
2000................................ 10,421          24,164       34,585
2001................................  9,169           9,007       18,176
2002................................  5,137             307        5,444


     In 1997, TSYS entered into an operating lease agreement for the purpose of financing construction costs for TSYS' new corporate campus. Under the agreement, the lessor has purchased the properties, is paying for the construction and development costs, and has leased the facilities to TSYS commencing upon its completion for a term of three years. The lease provides for substantial residual value guarantees and includes purchase options at original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $87.0 million. Once the leased assets are placed into service, TSYS will estimate its liability under the residual value guarantees and will record additional rent expense if necessary on a straight-line basis over the lease term.

     Rental expense on equipment, including cancelable leases, was $51,925,000, $44,819,000, and $33,445,000 in 1997, 1996, and 1995, respectively. Rental expense on facilities was $7,124,000,  $6,920,000, and $6,144,000 in 1997, 1996,
and 1995, respectively.

Contract Commitments
     In the normal course of its business, TSYS maintains processing contracts with its customers. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

Legal Proceedings
     Synovus is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position or results of operations.

     Currently, multiple lawsuits seeking class action treatment are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) the sale of credit life insurance made in connection with consumer credit transactions;
(2) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; and (3) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance. These lawsuits seek unspecified damages, including punitive damages. Two of the actions in which the sale of credit life insurance is at issue have been certified as class actions and have been deemed to include consumer credit customers of the subsidiary over a 20-year period. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based upon information presently available, and in light of legal, equitable, and factual defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted; however, that large punitive damage awards, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in Alabama.
--------------------------------------------------------------------------------

Note 11 Supplemental Financial Data

     Components of other operating expenses in excess of 1% of total revenues for any of the respective periods are as follows:

(In thousands)                                      1997    1996    1995
--------------------------------------------------------------------------
Stationery, printing, and supplies............  $ 25,913   24,104   23,692
--------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 12 Industry Segments

     Synovus operates principally in the banking industry through its subsidiary banks and its wholly-owned mortgage, trust, and broker/dealer companies. Synovus also operates in the computerized data processing industry through its majority-owned subsidiary, TSYS, which primarily provides bankcard data processing for unaffiliated financial institutions and for Synovus. All inter-segment services provided are charged at the same rates as unaffiliated customers, are included in the revenues and net income of the respective segments, and are eliminated to arrive at consolidated totals.

     Industry segment information for the years ended December 31, 1997, 1996, and 1995 is presented below.


                                                          General     Total Banking     Data
(In thousands)                               Banking     Corporate      Operations    Processing     Eliminations   Consolidated
--------------------------------------------------------------------------------------------------------------------------------
Revenues ........................   1997    $856,277         --           856,277      361,499        (2,857)<F1>    1,214,919
                                    1996     779,764         --           779,764      311,648        (2,731)<F1>    1,088,681
                                    1995     709,774         --           709,774      249,708        (2,860)<F1>      956,622

Net income ......................   1997     140,309      (13,408)        126,901       47,478        (9,143)<F2>      165,236
                                    1996     121,808      (14,049)        107,759       39,437        (7,592)<F2>      139,604
                                    1995     105,692      (13,506)         92,186       27,730        (5,333)<F2>      114,583

Identifiable assets .............   1997   8,973,074       63,894       9,036,968      296,858       (73,495)        9,260,331
                                    1996   8,372,958       42,578       8,415,536      245,759       (48,951)        8,612,344
                                    1995   7,719,615       51,478       7,771,093      199,000       (42,498)        7,927,595

Capital expenditures <F3>........   1997      32,945          352          33,297       33,139            --            66,436
                                    1996      34,565          676          35,241       28,565            --            63,806
                                    1995      22,835          269          23,104       25,108            --            48,212
Depreciation and
        amortization on
        premises, equipment,
        and software ............   1997      18,313          411          18,724       23,604            --            42,328
                                    1996      16,344          360          16,704       19,108            --            35,812
                                    1995      13,999          332          14,331       17,126            --            31,457

<F1>    Principally, data processing service revenues provided to the banking segment.
<F2>    Minority interest in the data processing segment.
<F3>    Excludes expenditures related to data processing subsidiary's capitalization of internal software development costs.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 13 Condensed Financial Information of Synovus Financial Corp.
(Parent Company only)

Condensed Balance Sheets
(In thousands)

December 31,                                                                          1997                  1996
-------------------------------------------------------------------------------------------------------------------
Assets

Cash .........................................................................   $     5,025                    25
Investment in consolidated bank subsidiaries, at equity (including TSYS) .....       933,145               836,466
Investment in consolidated nonbank subsidiaries, at equity ...................         6,581                 7,799
Notes receivable from subsidiaries ...........................................        35,964                25,613
Other assets .................................................................        25,201                19,076
-------------------------------------------------------------------------------------------------------------------
             Total assets ....................................................   $ 1,005,916               888,979
===================================================================================================================

Liabilities and Shareholders' Equity

Long-term debt ...............................................................   $    76,960                77,200
Other liabilities ............................................................        25,300                28,029
-------------------------------------------------------------------------------------------------------------------
             Total liabilities ...............................................       102,260               105,229
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
        Common stock .........................................................       175,322               174,635
        Surplus ..............................................................        48,917                40,312
        Less treasury stock ..................................................        (1,285)               (1,285)
        Less unamortized restricted stock ....................................        (3,734)               (5,344)
        Net unrealized gain (loss) on investment securities available for sale         6,651                  (112)
        Retained earnings ....................................................       677,785               575,544
-------------------------------------------------------------------------------------------------------------------
             Total shareholders' equity ......................................       903,656               783,750
-------------------------------------------------------------------------------------------------------------------
             Total liabilities and shareholders' equity ......................   $ 1,005,916               888,979
===================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Condensed Statements of Income
(In thousands)

Years ended December 31,                                                                             1997      1996      1995
-------------------------------------------------------------------------------------------------------------------------------
Income:
        Dividends received from bank subsidiaries (including TSYS) .............................  $ 97,376    61,925    76,464
        Management fees ........................................................................     1,806     1,642     2,511
        Interest income ........................................................................     1,853     1,678     2,149
        Other income ...........................................................................     2,394     3,144     2,616
-------------------------------------------------------------------------------------------------------------------------------
                Total income ...................................................................   103,429    68,389    83,740
-------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Interest expense .......................................................................     4,785     4,818     6,046
        Other expenses .........................................................................    23,718    25,129    23,904
-------------------------------------------------------------------------------------------------------------------------------
                Total expenses .................................................................    28,503    29,947    29,950
-------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes and equity in undistributed income of subsidiaries...    74,926    38,442    53,790
Allocated income tax benefit ...................................................................    (9,086)   (9,526)   (9,246)
-------------------------------------------------------------------------------------------------------------------------------
                Income before equity in undistributed income of subsidiaries ...................    84,012    47,968    63,036
Equity in undistributed income of subsidiaries .................................................    81,224    91,636    51,547
-------------------------------------------------------------------------------------------------------------------------------
                Net income .....................................................................  $165,236   139,604   114,583
===============================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Condensed Statements of Cash Flows
(In thousands)

Years ended December 31,                                                               1997        1996        1995
---------------------------------------------------------------------------------------------------------------------

Operating Activities

        Net income .............................................................. $  165,236     139,604     114,583
        Adjustments to reconcile net income to net cash
                provided by operating activities:
                        Equity in undistributed earnings of subsidiaries ........    (81,224)    (91,636)    (51,547)
                        Net income of equity method investment ..................        (44)        (92)        (78)
                        Depreciation, amortization, and accretion, net ..........        847         768         739
                        Net increase (decrease) in other liabilities ............     (2,729)      3,930       5,723
                        Net (increase) decrease in other assets .................     (3,877)      4,140       8,799
---------------------------------------------------------------------------------------------------------------------
                                Net cash provided by operating activities .......     78,209      56,714      78,219
---------------------------------------------------------------------------------------------------------------------
Investing Activities
        Net investment in subsidiaries ..........................................     (5,093)     (9,821)     (9,835)
        Cash from merged parent company operations ..............................       --          --           515
        Net (increase) decrease  in notes receivable from subsidiaries ..........       (700)     (1,021)      1,200
        Net (increase) decrease  in short-term notes receivable from subsidiaries     (8,392)      3,261      (4,765)
        Purchase of premises and equipment, net .................................       (190)       (396)       (266)
---------------------------------------------------------------------------------------------------------------------
                                Net cash used in investing activities ...........    (14,375)     (7,977)    (13,151)
---------------------------------------------------------------------------------------------------------------------
Financing Activities
        Dividends paid to shareholders ..........................................    (62,948)    (51,123)    (42,042)
        Principal repayments on long-term debt ..................................       (240)       (240)    (25,620)
        Purchase of treasury stock ..............................................       --          (263)     (1,303)
        Proceeds from issuance of common stock ..................................      4,354       2,867       3,705
---------------------------------------------------------------------------------------------------------------------
                                Net cash used in financing activities ...........    (58,834)    (48,759)    (65,260)
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash .....................................................      5,000         (22)       (192)
Cash at beginning of period .....................................................         25          47         239
---------------------------------------------------------------------------------------------------------------------
Cash at end of period ...........................................................   $  5,025          25          47
=====================================================================================================================


     For the years ended December 31, 1997, 1996, and 1995, the Parent Company paid income taxes of $93 million, $90 million, and $68 million, and interest in the amounts of $5 million, $5 million, and $6 million, respectively.

     The amount of dividends paid to the Parent Company from the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 1998, without prior approval from the banking regulatory agencies, is approximately $92,881,000. In prior years, Synovus' banks have received permission and have paid cash dividends to the Parent Company in excess of these regulatory limitations.

     As a result of the regulatory limitations, at December 31, 1997, approximately $840,264,000 of the Parent Company's investment in net assets of subsidiary banks of $933,145,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by subsidiary banks to the Parent Company in the form of cash dividends.

     Synovus is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Synovus' consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Synovus must meet specific capital guidelines that involve quantitative measures of Synovus' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Synovus' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Synovus on a consolidated basis, and the Parent Company and subsidiary banks, individually, to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 1997, that Synovus meets all capital adequacy requirements to which it is subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     As of December 31, 1997, the most recent notification from The Federal Reserve Bank of Atlanta categorized the significant Synovus subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Management is not aware of the existence of any conditions or events occurring subsequent to December 31, 1997 which would affect Synovus' or its subsidiaries' well capitalized classifications.

     Actual capital amounts and ratios for Synovus are presented in the table below on a consolidated basis and for each significant subsidiary, as defined.

                                                                                              To be Well
                                                                                          Capitalized Under
                                                                     For Capital          Prompt Corrective
(In thousands)                                Actual              Adequacy Purposes       Action Provisions
                                        ------------------        ------------------      -----------------
December 31,                             1997        1996         1997        1996        1997       1996
-----------------------------------------------------------------------------------------------------------
Synovus Financial Corp.

Tier I capital ....................   $903,468     777,708       292,770   266,279       439,155   399,418
Total risk-based capital ..........    997,061     863,261       585,540   532,557       731,925   665,697

Tier I capital ratio ..............      12.34%      11.68          4.00      4.00          6.00      6.00
Total risk-based capital ratio ....      13.62       12.97          8.00      8.00         10.00     10.00
Leverage ratio ....................      10.02        9.36          4.00      4.00          5.00      5.00

Columbus Bank and Trust Company

Tier I capital ....................   $353,106     298,610        72,420    65,598       108,630    98,397
Total risk-based capital ..........    371,986     316,045       144,840   131,196       181,050   163,994

Tier I capital ratio ..............      19.50%      18.21          4.00      4.00          6.00      6.00
Total risk-based capital ratio ....      20.55       19.27          8.00      8.00         10.00     10.00
Leverage ratio ....................      18.26       17.12          4.00      4.00          5.00      5.00

The National Bank of South Carolina

Tier I capital ....................   $102,739      94,373        42,620    38,455        63,930    57,682
Total risk-based capital ..........    116,075     106,396        85,240    76,909       106,550    96,137

Tier I capital ratio ..............       9.64%       9.82          4.00      4.00          6.00      6.00
Total risk-based capital ratio ....      10.89       11.07          8.00      8.00         10.00     10.00
Leverage ratio ....................       8.00        7.88          4.00      4.00          5.00      5.00


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Note 14 Earnings Per Share

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 supersedes Accounting Principles Board Opinion No. 15 "Earnings Per Share" and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential issuable common stock. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS and replaces fully diluted EPS with EPS assuming dilution. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator for the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for both interim and annual financial statement periods ending after December 15, 1997. Synovus has adopted SFAS No. 128, and in accordance with the provisions of SFAS No. 128, all earnings per share data has been restated for the periods presented.

     The following table displays a reconciliation of the numerator and denominator used in calculating basic earnings per share and earnings per share assuming dilution.

                                         Year ended,                         Year ended,                        Year ended,
                                      December 31, 1997                 December 31, 1996                  December 31, 1995
                              --------------------------------     ------------------------------      -----------------------------
                                 Net     Average    Net Income      Net      Average   Net Income       Net     Average   Net Income
                               Income    Shares     per Share      Income    Shares    per Share       Income   Shares    per Share
------------------------------------------------------------------------------------------------------------------------------------
Basic EPS
  Net income ................ $165,236    174,814      .95         139,604    174,199     .80          114,583   172,432      .66
  Effect of dilutive options.       --      2,296                       --      1,690                       --     1,030
------------------------------------------------------------------------------------------------------------------------------------
EPS - assuming dilution ..... $165,236    177,110      .93         139,604    175,889     .79          114,583   173,462      .66
====================================================================================================================================

     Options to purchase 844,892 shares of common stock at $27.56 per share were outstanding during the second half of 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options, which expire on June 30, 2005, were still outstanding at the end of 1997.

KPMG Peat Marwick LLP[LOGO]
     303 Peachtree Street, N.E.
     Suite 2000
     Atlanta, GA 30308

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Synovus Financial Corp.:

     We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of Synovus' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/KPMG Peat Marwick LLP
January 23, 1998


Member Firm of Klyneld Peat Marwick Goerdeler

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

                                                                                                     Percent
Years ended December 31,                                                      1997           1996     Change
-------------------------------------------------------------------------------------------------------------
Balance Sheets
        Assets ......................................................   $ 9,260,331       8,612,344      7.5%
        Loans, net ..................................................     6,506,822       5,970,547      9.0
        Deposits ....................................................     7,707,927       7,203,035      7.0
        Shareholders' equity ........................................       903,656         783,750     15.3
        Book value per share ........................................          5.16            4.49     14.9
        Cash dividends declared per share ...........................           .36             .29     24.1
        Equity to assets ............................................          9.76%           9.10
        Reserve for loan losses to loans ............................          1.56            1.56
------------------------------------------------------------------------------------------------------------
Statements of Income
        Net income before special FDIC assessment ...................   $   165,236         142,400     16.0%
        Net income after special FDIC assessment ....................       165,236         139,604     18.4
        Net income per share (basic) before special FDIC assessment..           .95             .82     15.6
        Net income per share (basic) after special FDIC assessment...           .95             .80     17.9
------------------------------------------------------------------------------------------------------------
Performance Ratios
        Return on assets before special FDIC assessment .............          1.87%           1.75
        Return on assets  after special FDIC assessment .............          1.87            1.72
        Return on equity before special FDIC assessment .............         19.80           19.49
        Return on equity  after special FDIC assessment .............         19.80           19.11
        Net interest margin .........................................          5.26            5.19
        Net overhead ratio before special FDIC assessment ...........          1.27            1.37
        Net overhead ratio after special FDIC assessment ............          1.27            1.43

--------------------------------------------------------------------------------

                                FINANCIAL REVIEW

Summary

     Synovus Financial Corp. (Synovus) has continued improving its performance making 1997 the most successful year in its history. Net income for 1997 was $165.2 million, an increase of 18.4% over the 1996 earnings of $139.6 million. Net income per share increased to $0.95 in 1997, up 17.9% from the $0.80 earned in 1996. Return on assets continued to improve in 1997 increasing 15 basis points to 1.87%, compared to 1.72% in 1996. Return on equity also improved to 19.80% in 1997, compared to 19.11% in 1996.

     These record results are attributable to significant improvements in Synovus' banking operations and at Total System Services, Inc. (TSYS), Synovus' majority-owned bankcard processing subsidiary. During 1997, net interest income and non-interest income grew 10.0% and 15.0%, respectively, over 1996, while non-interest expense increased 11.2% and the provision for loan losses increased 1.7%.

     Synovus' banking operations results, which exclude TSYS, continued to improve during 1997. Net income for Synovus' banking operations increased 17.8% to $126.9 million, from $107.8 million in 1996. Return on assets for Synovus' banking operations improved in 1997 increasing 12 basis points to 1.48%, compared to 1.36% in 1996. Return on equity allocated to Synovus' banking operations also improved to 18.80% in 1997, compared to 17.88% in 1996.

     On September 30, 1996, legislation was approved to recapitalize the Savings Association Insurance Fund. Due to this recapitalization, Synovus paid a special assessment to the Federal Deposit Insurance Corporation (FDIC) of approximately $2.8 million on an after-tax basis, which represents approximately $.02 per share for the year of 1996. Synovus' consolidated statement of income for 1996 includes this special assessment.

     The following paragraph discusses the financial results for 1997, compared with 1996, before the FDIC special assessment. Net income for 1997 was $165.2 million, up $22.8 million, or 16.0%, from the same period a year ago. Net income per share increased 15.6% during the year, from $0.82 in 1996 to $0.95 in 1997. Synovus' core operations strong performance resulted in a return on average assets of 1.87% and a return on average equity of 19.80% for 1997. This compared to a return on average assets and a return on average equity of 1.75% and 19.49%, respectively, in 1996.


     Synovus' total assets ended the year at $9.3 billion, a growth rate of 7.5% for 1997, resulting from net loan growth of $536.3 million, or 9.0%. This asset growth was primarily funded by a $504.9 million, or 7.0%, increase in total deposits. The increases in both loans and deposits reflect a strong Southeastern economic environment as well as market share gains. Shareholders' equity grew 15.3% to $903.7 million, which represented 9.76% of total assets. The following discussion reviews the results of operations and assesses the financial condition of Synovus. This discussion should be read in conjunction with the preceding consolidated financial statements and accompanying notes.

     On March 10, 1997, Synovus declared a three-for-two stock split effected April 8, 1997, to shareholders of record on March 21, 1997. Share and per share data for all periods presented have been restated to reflect the additional shares outstanding resulting from the stock split.

--------------------------------------------------------------------------------

Table 1

 Five Year Selected Financial Data  (In thousands, except per share data)

                                                                           Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                1997        1996<F2>        1995        1994            1993
-----------------------------------------------------------------------------------------------------------------------------
Net interest income .......................................$  412,389      374,874        341,875      301,231        263,213
Provision for losses on loans .............................    32,296       31,766         25,787       25,387         24,924
Income before extraordinary item ..........................   165,236      139,604        114,583       89,452         80,379
Net income ................................................   165,236      139,604        114,583       89,452         77,467

Per share data:
     Income before extraordinary item - basic .............       .95          .80            .66          .53            .48
     Income before extraordinary item - assuming dilution..       .93          .79            .66          .53            .48
     Net income - basic ...................................       .95          .80            .66          .53            .47
     Net income - assuming dilution .......................       .93          .79            .66          .53            .46
     Cash dividends declared ..............................       .36          .29            .24          .20            .17
Long-term debt ............................................   126,174       97,283        106,815      139,811        143,481
Average total equity ......................................   834,726      730,541        639,426      566,562        505,027
Average total assets ......................................$8,815,423    8,135,587      7,498,299    6,782,659      6,141,794

Ratios:
    Return on assets before extraordinary item ............      1.87%        1.72           1.53         1.32           1.31
    Return on assets after extraordinary item .............      1.87         1.72           1.53         1.32           1.26
    Return on equity before extraordinary item ............     19.80        19.11          17.92        15.79          15.92
    Return on equity after extraordinary item .............     19.80        19.11          17.92        15.79          15.34
    Dividend payout ratio<F1> .............................     38.10        36.62          36.69        36.90          35.10
    Average equity to average assets ......................      9.47         8.98           8.53         8.35           8.22


<F1> Determined by dividing dividends  declared by net income,  including pooled subsidiaries.
<F2> 1996  selected  financial  data  reflects  the impact of the  special  FDIC assessment. Without the special FDIC assessment, net income would have been $142,400 and net income per share would have been $.82.

--------------------------------------------------------------------------------

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

     A list of the bank acquisitions completed during the past three years follows:
(Dollars in thousands)

                                                                 Acquired          Shares            Financial
Company and Location                         Date                 Assets           Issued           Statement Presentation
--------------------------------------------------------------------------------------------------------------------------
Two branches                            October 24, 1996        $   46,464           N/A             Purchase
     Rome, Georgia
Citizens & Merchants Corporation        April 28, 1995          $   52,000        1,409,556          Pooling (Non-restated)
     Douglasville, Georgia
NBSC Corporation                        February 28, 1995       $1,100,000       17,841,033          Pooling (Restated)
     Columbia, South Carolina
Peach State Bank                        January 31, 1995        $   43,000          599,621          Purchase
     Riverdale, Georgia

This information is discussed in further detail in Note 1 of the financial statements.
--------------------------------------------------------------------------------
Table 2

Net Interest Income
(In thousands)

                                                          Years Ended December 31,
---------------------------------------------------------------------------------------
                                                       1997         1996         1995
---------------------------------------------------------------------------------------
Interest income .................................   $725,673      663,303       615,788
Taxable-equivalent adjustment ...................      4,418        4,595         5,107
---------------------------------------------------------------------------------------
          Interest income, taxable-equivalent ...    730,091      667,898       620,895
Interest expense ................................    313,284      288,429       273,913
---------------------------------------------------------------------------------------
          Net interest income, taxable-equivalent   $416,807      379,469       346,982
=======================================================================================

--------------------------------------------------------------------------------

Earning Assets, Sources of Funds, and Net Interest Income

     Average total assets for 1997 were $8.8 billion, or 8.4% over 1996 average total assets of $8.1 billion. Average earning assets for 1997 were $7.9 billion, which represented 90% of average total assets. A $472.9 million, or 6.9%, increase in average deposits for 1997 provided the primary funding for a $547.3 million, or 9.6%, increase in average net loans. Average shareholders' equity for 1997 was $834.7 million.

     For 1996, average total assets increased $637.3 million, or 8.5%. Average earning assets for 1996 were $7.3 billion, which represented 90% of average total assets. For more detailed information on Synovus' average statements of condition for the years ended 1997, 1996, and 1995, refer to Table 3.

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

     Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See Table 2). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing costs (spread rate), and by the
percentage  of  interest   earning   assets  funded  by   non-interest   bearing
liabilities.

     Net interest income for 1997 was a record $412.4 million, up $37.5 million, or 10%, from 1996. On a taxable-equivalent basis, net interest income was $416.8 million, up $37.3 million, or 9.8%, over 1996. During 1997, average interest earning assets increased $620.0 million, or 8.5%, with the majority of this increase attributable to loan growth. Increases in the level of time and money market deposits were the main contributor to the $488.8 million, or 7.9%, growth in average interest bearing liabilities.

     The 5.26% net interest margin achieved in 1997 is a 7 basis point increase over the 5.19% reported for 1996. This increase is the result of higher investment yields, loan growth, increased loan yields and a relatively flat cost of funds. The reinvestment yield for securities was relatively strong in 1997 due to higher market rates. Another influence impacting the net interest margin is the percentage of earning assets funded by non-interest bearing liabilities. Funding for Synovus' earning assets comes from interest bearing liabilities, non-interest bearing liabilities, and shareholders' equity. Earning assets funded by non-interest bearing liabilities continue to provide a positive impact on the net interest margin.

     The 1997 net interest margin steadily increased in each quarter of 1997. The first quarter net interest margin was 5.21% and increased 7 basis points, during 1997, to the fourth quarter net interest margin of 5.28%.

     During 1996, net interest income and tax-equivalent net interest income increased 9.7% and 9.4%, respectively. Average interest earning assets grew 8.4% while interest bearing liabilities increased 7.5%. This growth, along with a 4 basis point improvement in the net interest margin to 5.19% from 5.15%, contributed to Synovus' earnings. The net interest margin also increased as a result of an 8.9% increase in average non-interest bearing demand deposits. The increase in the spread rate of 4 basis points was the result of an 11 basis point decrease in the rate on interest bearing liabilities partially offset by a 7 basis point decrease in the yield on earning assets. The decrease in earning asset yield was due to lower loan yields as a result of a lower average prime rate in 1996.

     Due to the growth in net interest income and the strong net interest margin, the margin increased from a first quarter of 5.13% to 5.24% in the fourth quarter of 1996. This increase in 1996 resulted primarily from a shift of deposits into money market and transaction oriented accounts, and the movement of some promotional certificates of deposit into other deposit accounts.

F-34

--------------------------------------------------------------------------------
Table 3

Consolidated Average Balances, Interest, and Yields
(In thousands)

                                                           1997                            1996                         1995
                                               ----------------------------  --------------------------   --------------------------
                                               Average               Yield/   Average             Yield/  Average             Yield/
                                               Balance    Interest   Rate     Balance   Interest  Rate    Balance    Interest  Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets
Interest earning assets:
   Taxable loans, net<F1><F2> ...............$ 6,306,722   615,874   9.77%  $5,750,099  559,809   9.74%  $5,288,863  522,258   9.87%
   Tax-exempt loans, net <F2><F3>............     32,965     3,447  10.46       33,719    3,589  10.64       38,044    4,230  11.12
   Reserve for loan losses ..................    (95,648)       --     --      (87,046)             --      (80,034)             --
                                              --------------------          -------------------          -------------------
           Loans, net .......................  6,244,039   619,321   9.92    5,696,772  563,398   9.89    5,246,873  526,488  10.03
                                              --------------------          -------------------          -------------------
   Taxable investment securities<F4> ........  1,535,060    98,806   6.44    1,462,733   92,404   6.32    1,270,063   77,198   6.08
   Tax-exempt investment securities <F3><F4>.    115,284     9,805   8.51      111,886   10,171   9.09      120,064   11,096   9.24
                                              --------------------          -------------------          -------------------
           Total investment securities ......  1,650,344   108,611   6.58    1,574,619  102,575   6.51    1,390,127   88,294   6.35
                                              --------------------          -------------------          -------------------
  Interest earning deposits with banks ......      1,394        73   5.24        1,221       59   4.83        1,828      107   5.85
  Federal funds sold ........................     32,053     2,086   6.51       35,213    1,866   5.30      101,334    6,006   5.93
                                              --------------------          -------------------          -------------------
           Total interest earning assets ....  7,927,830   730,091   9.21    7,307,825  667,898   9.14    6,740,162  620,895   9.21
                                              -------------------------------------------------------------------------------------
Cash and due from banks .....................    310,437                       312,997                      298,328
Premises and equipment, net .................    259,908                       234,351                      209,415
Other real estate ...........................     11,093                        11,527                       13,582
Other assets<F5> ............................    306,155                       268,887                      236,812
                                              ----------                    ----------                   ----------
           Total assets ..................... $8,815,423                    $8,135,587                   $7,498,299
                                              ==========                    ==========                   ==========
Liabilities and Shareholders' Equity
Interest bearing liabilities:
   Interest bearing demand deposits .........$ 1,055,227    27,343   2.59   $  940,303   23,440   2.49   $  887,694   23,947   2.70
   Money market accounts ....................  1,216,729    53,126   4.37    1,034,336   41,011   3.96      915,710   36,817   4.02
   Savings deposits .........................    458,362    11,923   2.60      469,714   12,305   2.62      475,962   13,746   2.89
   Time deposits ............................  3,455,046   194,868   5.64    3,333,501  190,593   5.72    3,113,375  179,251   5.76
   Federal funds purchased and
           securities sold under agreement
           to repurchase ....................    349,929    18,836   5.38      288,107   14,973   5.20      216,342   12,092   5.59
   Other borrowed funds .....................    120,759     7,188   5.95      101,289    6,107   6.03      125,317    8,060   6.43
 ----------------------------------------------------------------------------------------------------------------------------------
        Total interest bearing
             liabilities ....................  6,656,052   313,284   4.70    6,167,250  288,429   4.67    5,734,400  273,913   4.78
 ----------------------------------------------------------------------------------------------------------------------------------
        Spread rate .........................                        4.51%                        4.47%                        4.43%
                                                                     ====                         ====                         ====
Non-interest bearing demand deposits ........  1,140,107                     1,074,676                      986,582
Other liabilities ...........................    184,538                       163,120                      137,891
Shareholders' equity ........................    834,726                       730,541                      639,426
                                              ----------                     ---------                     --------
                Total liabilities and
                  shareholders' equity ......$ 8,815,423                    $8,135,587                   $7,498,299
                                              ==========                     =========                    =========
 Net interest income/margin .................              416,807   5.26%              379,469   5.19%              346,982   5.15%
                                                                     ====                         ====                         ====
 Taxable-equivalent adjustment ..............               (4,418)                      (4,595)                      (5,107)
------------------------------------------------------------------------------------------------------------------------------------
 Net interest income, actual ................             $412,389                     $374,874                     $341,875
====================================================================================================================================

<F1> Average  loans are shown net of unearned  income.  Nonperforming  loans are included.
<F2> Interest  income  includes  loan fees as  follows:  1997 - $25,744,  1996 -
     $23,929, 1995 - $20,825.
<F3> Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.
<F4> Includes  certain  investment  securities  available  for  sale,  at  their respective average amortized cost. For the years ended December 31, 1997, 1996, and 1995, the average amortized cost of these securities amounted to $1,308,234, $1,206,522, and $881,063 respectively.
<F5> In 1997, 1996, and 1995, there were $974, $3,370, and $7,674, respectively, of average net unrealized losses on investment securities available for sale.

F-35

--------------------------------------------------------------------------------
Table 4

Rate/Volume Analysis
(In thousands)

                                               1997 Compared to 1996                 1996 Compared to 1995
---------------------------------------------------------------------------------------------------------------
                                                 Change Due to<F1>                      Change Due to <F1>
---------------------------------------------------------------------------------------------------------------
                                                        Yield/        Net                     Yield/     Net
                                          Volume        Rate        Change      Volume         Rate    Change
---------------------------------------------------------------------------------------------------------------
Interest earned on:
  Taxable loans, net ..................  $54,191       1,874        56,065      45,546       (7,995)    37,551
  Tax-exempt loans, net<F2>............      (81)        (61)         (142)       (481)        (160)      (641)
  Taxable investment securities........    4,569       1,833         6,402      11,711        3,495     15,206
  Tax-exempt investment securities<F2>.      309        (675)         (366)       (756)        (169)      (925)
  Interest earning deposits with banks.        8           6            14         (36)         (12)       (48)
  Federal funds sold...................     (167)        387           220      (3,919)        (221)    (4,140)
---------------------------------------------------------------------------------------------------------------
          Total interest income........   58,829       3,364        62,193      52,065       (5,062)    47,003
---------------------------------------------------------------------------------------------------------------

Interest paid on:

  Interest bearing demand
     deposits..........................    2,865       1,038         3,903       1,419       (1,926)      (507)
  Money market accounts................    7,232       4,883        12,115       4,769         (575)     4,194
  Savings deposits.....................     (297)        (85)         (382)       (180)      (1,261)    (1,441)
  Time deposits........................    6,948      (2,673)        4,275      12,674       (1,332)    11,342
  Federal funds purchased and
         securities sold under
         agreement to repurchase.......    3,213         650         3,863       4,011       (1,130)     2,881
  Other borrowed funds ................    1,174         (93)        1,081      (1,545)        (408)    (1,953)
---------------------------------------------------------------------------------------------------------------
         Total interest expense........   21,135       3,720        24,855      21,148       (6,632)    14,516
---------------------------------------------------------------------------------------------------------------
          Net interest income..........$  37,694        (356)       37,338      30,917        1,570     32,487
===============================================================================================================

<F1> The change in interest  due to both rate and volume has been  allocated  to the rate component.
<F2> Reflects taxable-equivalent  adjustments using the statutory federal income tax rate of 35% in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.


--------------------------------------------------------------------------------

Non-Interest Income

     Non-interest income consists of a wide variety of fee generating services viewed as traditional banking services as well as those revenues earned by TSYS, Synovus' bankcard data processing company. During 1997, total non-interest income increased $63.9 million, or 15.0%. Revenues from bankcard data processing services offered by TSYS were the largest contributor increasing $49.9 million, or 16.0%, over 1996. Service charges on banking operations' deposit accounts increased $3.8 million, or 7.2%. Fees for trust services increased $1.2 million, or 10.6%, over 1996. Other operating income increased $11.4 million, or 17.6%, in 1997 due to increased product revenues from securities sales, credit card fees, mortgage related income, fees on letters of credit, and public finance bond activities.

     TSYS contributed approximately 75% of Synovus' total non-interest income in 1997 with the majority of this reported as data processing services income. Data processing services income is derived principally from the servicing of individual bankcard accounts for the card-issuing customers of TSYS. TSYS' growth is evidenced by the average number of total cardholder accounts processed by TSYS, which was approximately 87.2 million in 1997, compared to 72.0 million in 1996, and 53.1 million in 1995. TSYS currently processes 92.8 million cardholder accounts across the United States, Puerto Rico, Canada, and Mexico.

     On August 16, 1995, TSYS and Visa U.S.A. Inc. (Visa) announced an agreement in principle to merge their merchant and point-of-sale processing operations. On May 1, 1996, the joint venture, known as Vital Processing Services L.L.C. (Vital), became operational and began offering fully integrated merchant transaction and related electronic information services to financial and non-financial institutions and their merchant customers. Vital is structured with its own management team and separate Board of Directors and has its corporate headquarters in Tempe, Arizona, with other locations in Columbus, Georgia, and Atlanta, Georgia. TSYS and Visa are equal owners in the joint venture.

     Since 1994, TSYS has been providing processing services for commercial cards, which include purchasing cards, corporate cards, and fleet cards for employees. At December 31, 1997, TSYS was processing approximately 5.0 million commercial card accounts, a 58.0% increase over the approximately 3.1 million being processed at year-end 1996, representing a 61.1% increase over the 2.0 million at year-end 1995. Commercial card revenue is included in revenues from bankcard processing.

     A significant amount of TSYS' revenues are derived from certain major customers who are processed under long-term contracts. For the years ended December 31, 1997, 1996, and 1995, two customers, AT&T and NationsBank, together accounted for approximately 25%, 29%, and 34% of total revenues,

F-36

respectively. During 1997, TSYS announced an extension of its long-term processing contract with NationsBank, to the year 2005. Recently, AT&T announced its intention to sell its credit card business to Citibank. TSYS and AT&T have a contract with a term until August 2000, and, at AT&T's instruction, TSYS is proceeding with converting the customer's accounts to TS2 in 1998; approximately
1.2 million of these accounts were converted in January 1998. The loss of either of AT&T or NationsBank, or other significant customers, could have a material adverse effect on TSYS' financial condition and results of operations.

     During the first quarter of 1997, TSYS successfully completed the conversion of Bank of America's cardholder accounts to TS2. In October 1997, TSYS completed the conversion of NationsBank's cardholder accounts to TS2 from our general card-holder processing system. As a result, TSYS now has approximately 19.2 million accounts being processed on TS2 at year-end 1997, compared to 6.3 million at year-end 1996 and 1.1 million at year-end 1995.

     During the third quarter of 1997, one of TSYS' subsidiaries, Lincoln Marketing, Inc. changed its name to TSYS Total Solutions, Inc. The new name reflects the full range of solutions that TSYS offers in the marketplace. To increase efficiency and eliminate unnecessary duplication, two of TSYS' subsidiaries were combined; effective January 1, 1998, Mailtek and TSI were merged into one company retaining the name TSYS Total Solutions, Inc.

     In 1997, TSYS announced the signing of two large Canadian clients, Canadian Tire Acceptance Limited and Royal Bank, to long-term processing agreements. To better serve its Canadian clients, TSYS has created a new subsidiary, TSYS Canada, Inc. (TCI). TCI has opened an office in Canada, initially employing approximately 20 people.

     Synovus continues to emphasize the importance of growth in non-interest related sources of income in its banking operations via "The New Bank" initiatives. Designed to identify and integrate the people, programs, and systems Synovus will need for the 21st century, this vital strategy incorporates new technologies, new products and services, and will position Synovus to deliver even greater service to its customers and, ultimately, increased value to our shareholders. Non-interest income reported by Synovus' banking operations increased $12.8 million, or 11.7%, in 1997 and $15.5 million, or 16.4%, in 1996.

     Service charges on deposit accounts have historically been one of the primary sources of other income for Synovus' banking operations. In 1997, service charges on deposit accounts increased $3.8 million, or 7.2%, as a result of increases in the number of accounts serviced and increased volume related to activity based fees.

     On January 1, 1995, Synovus formed Synovus Trust Company, a new subsidiary in which to consolidate all of Synovus' Georgia trust operations. This subsidiary is bringing continued efficiencies and expertise to this banking service. Trust fees for 1997 increased $1.2 million, or 10.6%, over 1996. Fees for trust services are derived from performing estate administration, personal trust, corporate trust, and employee benefit plan administration. At December 31, 1997 and 1996, total market value of assets administered by Synovus Trust Company and subsidiary bank trust operations was approximately $5.5 billion and $4.8 billion, respectively.

     Non-interest income in 1997 and 1996 has also been positively impacted by increases in revenues from mortgage banking and related servicing. Synovus Mortgage Corp. enhances the mortgage products offered by the banking subsidiaries and generates additional fee income through mortgage servicing. Synovus Mortgage Corp. provides expertise in the areas of products and pricing to the subsidiary banks and serves as an outlet for placing these mortgage loans into the secondary market while retaining the related servicing rights. Mortgage loan origination volume and increased revenue from the growth in the portfolio of loans serviced for others were the major factors driving the mortgage revenue increases.

     In 1996, total non-interest income increased $84.5 million, or 24.8%. Revenues from bankcard data processing services offered by TSYS were the largest contributor, increasing $60.4 million, or 25.6%, over 1995. Service charges on banking operations' deposit accounts increased $5.8 million, or 12.3%, primarily as a result of continued growth in the number of accounts serviced and increased fee structure. Fees for trust services increased $1.8 million, or 18.5%, over 1995. Other operating income increased $15.3 million, or 37.6%, in 1996 primarily due to increased product revenues from securities sales, fees on letters of credit, and public finance bond activities.

Non-Interest Expense

     Non-interest expense increased $61.3 million, or 11.2%, in 1997 over 1996. Management analyzes non-interest expense in two separate components: banking operations and TSYS. The table below summarizes this data for the years ended

December 31, 1997, 1996, and 1995:

                                                  1997                 1996                 1995
------------------------------------------------------------------------------------------------------
(In thousands)                              Banking    TSYS     Banking      TSYS     Banking    TSYS
------------------------------------------------------------------------------------------------------
Salaries and other personnel expense...   $192,095   147,439    173,653    124,259    157,533   94,946
Net occupancy and equipment expense....     41,687    94,685     39,023     82,118     35,080   64,549
Other operating expenses ..............     65,941    59,446     69,161     53,368     72,721   47,291
Minority interest .....................      9,143       --       7,592         --      5,333     --
------------------------------------------------------------------------------------------------------
     Total non-interest expense .......   $308,866   301,570    289,429    259,745    270,667  206,786
======================================================================================================


     Non-interest expense related to TSYS increased $41.8 million, or 16.1%, in 1997 over 1996 with a significant portion of this increase being employment expenses. The average number of employees increased from 2,498 in 1996 to 2,895 in 1997. This growth in employees, along with salary increases, resulted in a $23.2 million, or 18.7%, increase in employment expenses.

     As a percentage of revenues, TSYS' operating expenses increased in 1997 to 83.4%, compared to 83.3% and 82.8% for 1996 and 1995, respectively. The principal increases in operating expenses resulted from: the addition of personnel and equipment; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts on THE TOTAL SYSTEM; and certain costs associated with the conversion of customers to TS2.

F-37

     A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1997, the average number of employees increased to 2,895, compared to 2,498 in 1996 and 2,087 in 1995. In addition to the growth in number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. Employment costs capitalized for internally developed software and conversions were $4.4 million, $4.9 million, and $8.4 million in 1997, 1996, and 1995, respectively. These decreases in capitalization have also contributed to increases in employment expense, particularly in comparing 1996 to 1995. Since completion of development of the core TS2 processing system, employment expenses capitalized relate primarily to enhancements to TS2 and costs associated with the conversion to TS2 of customers under long-term contracts.

     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. TSYS has begun construction of a new campus which will serve as TSYS' corporate headquarters; will house administrative, client contact, and programming team members; and will allow for significant growth. TSYS has entered into an operating lease agreement for the purpose of financing the construction of the new corporate campus. Under the agreement, the lessor has purchased the properties, is paying the construction and development costs and has leased the facilities to TSYS commencing upon its completion, expected to be in 1999. The lease term will be three years. The lease will provide for substantial residual value guarantees and will include purchase options at the original cost of the property. Real estate taxes, insurance, maintenance, and operating expenses applicable to the leased property will be obligations of TSYS.

     In addition, TSYS began expansion of its operations center in north Columbus during 1997. This expansion, while not finalized, will include additional space for the card production services now located in downtown Columbus. The expansion is also expected to include additional space for statement printing and data processing functions. A separate building was completed on the North Center property in 1997 to serve as TSI's headquarters. In 1995, a new, 110,000 square-foot building was purchased to accommodate current office space needs and provide space for future growth in technical staff.

     In 1997, non-interest expense for Synovus' banking operations increased $19.4 million, or 6.9%. The largest contributor to this expense increase was employment expense and related primarily to additional employees hired in 1997. The average number of employees in banking operations increased from 4,197 in 1996 to 4,526 in 1997. This growth was primarily due to growth within the banking subsidiaries, as they continue to develop new products and provide additional services to their customers. Other factors causing an increase in non-interest expense include normal salary increases, training related to "The New Bank" initiatives, and performance-based employee retirement plan expenses. The banking operations efficiency ratio improved from 58.36% in 1996 to 56.54% in 1997. These improvements were primarily the result of increased revenues, a reduction in FDIC insurance premium expense, and expense control.

     Quality service for Synovus' customers, provided in the most efficient manner, continues to be a priority. During 1997, Synovus continued its "modernization" effort, under which all banking support functions are being reviewed for potential improvements. Synovus is investing in improved technology, primarily through its decision to outsource primary bank data processing services to Marshall & Illsley Data Services. In 1997, certain consulting and training expenses have been incurred to focus efforts on improving sales platform processing, standardizing certain support processes, and more fully integrating Synovus' specialized banking services within the branch system. These types of costs are expected to continue throughout 1998 with an emphasis on employee training and improved incentive compensation related to the more significant "New Bank" strategies. Synovus believes that these efforts will provide greatly improved product delivery abilities and increased productivity of the support functions.

     Through separate task forces, Synovus is continuing its ongoing projects to assure its processing systems are Year 2000 compliant for its banking activities and at TSYS. The task forces are composed of dedicated resources as well as members from other areas within the banks and TSYS. The overall project plans for the banks and TSYS have been reviewed by their Boards of Directors with progress toward completion monitored regularly. The primary components of the plans include: awareness - assuring a common understanding of the issue throughout Synovus; assessment - identification of non-compliant hardware, equipment,  and  software  as  well  as  suppliers  and  vendors;  renovation  -
renovation, replacement or retirement of programs; validation - testing modifications of programs including coordination of testing with third parties and vendors; and implementation - moving validated code to production. Both companies are progressing according to their plans with system renovation expected to be completed in 1998. Validation will begin in 1998 and is expected to be completed by mid-1999. The cost to bring Synovus' systems into Year 2000 compliance are being expensed as incurred and are not expected to have a material effect on the results of operations for 1998 or 1999. For the banks, the conversion of the core processing systems to Marshall & Ilsley (M&I) will provide for Year 2000 compliance for those applications which include loans, deposits, and sales platforms. M&I expects their systems to be Year 2000 compliant by year-end 1998; Synovus management is monitoring their progress. The remaining personal computer hardware platforms and software programs as well as other ancillary systems such as ATMs, fax machines, copiers, and phone systems are being reviewed with no significant applications or infrastructure to be modified being identified. At TSYS, the core system of TS2 was designed to be Year 2000 compliant. The modification phase for the balance of TSYS processing systems is underway in accordance with their overall plan. TSYS is also communicating regularly with their clients on their progress and future plans. The failure of Synovus and TSYS to be Year 2000 compliant could have a material adverse effect on each company's financial condition and results of operations.

     In 1996, total non-interest expense increased $71.7 million, or 15.0 %, over 1995. Expenses incurred at TSYS increased $53.0 million, or 25.6%, in 1996 over 1995. In 1996, the average number of employees at TSYS increased from 2,087 in 1995 to 2,498 in 1996. Employee additions were necessary to serve the growing cardholder base. Remaining increases in employment expenses were due to normal salary increases, related benefits, and employees being awarded the maximum 401(k) contribution of 5% due to TSYS' excellent financial performance in 1996.

     Non-interest expense for Synovus' banking operations increased $18.8 million, or 6.9%, in 1996 over 1995. New hires, salary increases and related benefits, and a $.7 million expense related to the termination of the previous employee retirement plan account for most of this increase. Increases in non-interest expense were partially offset by a $6.4 million decrease in FDIC premium expense, prior to the special FDIC assessment, in 1996 compared to 1995 due to the lowering, in 1996, of the FDIC assessment rate on deposits. FDIC premium expense decreased in 1996 even though a special assessment of $4.5 million, $2.8 million after tax, was imposed by the FDIC to recapitalize the Savings Association Insurance Fund.

Investment Securities

     Synovus' investment securities portfolio consists of debt and equity securities categorized as either available for sale or held to maturity.
Investment securities provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance interest rate risk and credit risk related to the loans on the balance sheet. At December 31, 1997, approximately $1.05 billion of these investment securities were pledged as required collateral for certain deposits and repurchase agreements. See Table 14 for maturity and average yield information for the available for sale and held to maturity investment securities.

F-38

     Synovus' investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the natural mismatch inherent in the loan and deposit portfolios. With the strong loan demand at Synovus' subsidiary banks, there is little need for investment securities solely to augment income or utilize unpledged deposits. As such, Synovus' investment securities are primarily U.S. Treasuries, U.S. Government agencies, and Government agency sponsored mortgage-backed securities, all of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow "pass-through" of principal and interest. At December 31, 1997, substantially all of the collateralized mortgage obligations and mortgage-backed, pass-through securities held by Synovus were issued or backed by Federal agencies.

     As of December 31, 1997 and 1996, the estimated fair value of investment securities as a percentage of their amortized cost was 101.0% and 100.1%, respectively. The investment securities portfolio had gross unrealized gains of $18.2 million and gross unrealized losses of $2.4 million, for a net unrealized gain of $15.8 million as of December 31, 1997. As of December 31, 1996, the investment securities portfolio had a net unrealized gain of $1.5 million. In accordance with SFAS No. 115, shareholders' equity contained a net unrealized gain of $6.7 million and a net unrealized loss of $.1 million recorded on the available for sale portfolio as of December 31, 1997 and 1996, respectively.

     During 1997, the average balance of investment securities increased to $1.65 billion, compared to $1.57 billion in 1996. Synovus earned a taxable-equivalent rate of 6.58% and 6.51% for 1997 and 1996, respectively, on its investment securities portfolio. As of December 31, 1997 and 1996, average investment securities represented 20.8% and 21.5%, respectively, of average interest earning assets. The decrease in the percentage of average investment securities to average interest earning assets was due to management's desire to utilize the majority of Synovus' funding growth to fund higher yielding loan growth.

     Table 5 presents the carrying value of investment securities held to maturity and investment securities available for sale at December 31, 1997, 1996, and 1995.

--------------------------------------------------------------------------------
Table 5

Investment Securities
(In thousands)

                                                                      December 31,
-----------------------------------------------------------------------------------------------
                                                                1997         1996        1995
-----------------------------------------------------------------------------------------------
Investment Securities Held to Maturity:

        U.S. Treasury and U.S. Government agencies .....   $   63,372       84,366       81,772
        Mortgage-backed securities .....................      123,519      156,319      171,275
        State and municipal ............................      124,569      114,883      121,761
        Other investments ..............................       18,677        7,440        6,110
-----------------------------------------------------------------------------------------------
          Total investment securities held to maturity .   $  330,137      363,008      380,918
===============================================================================================
Investment Securities Available for Sale:
        U.S. Treasury and U.S. Government agencies .....   $1,175,213    1,131,922    1,004,286
        Mortgage-backed securities .....................      130,397      130,893       88,196
        State and municipal ............................          959        1,014        1,322
        Other investments ..............................       18,467       12,254       12,494
-----------------------------------------------------------------------------------------------
          Total investment securities available for sale   $1,325,036    1,276,083    1,106,298
===============================================================================================
Total Investment Securities:
        U.S. Treasury and U.S. Government agencies .....   $1,238,585    1,216,288    1,086,058
        Mortgage-backed securities .....................      253,916      287,212      259,471
        State and municipal ............................      125,528      115,897      123,083
        Other investments ..............................       37,144       19,694       18,604
-----------------------------------------------------------------------------------------------
          Total investment securities ..................   $1,655,173    1,639,091    1,487,216
===============================================================================================

--------------------------------------------------------------------------------

Loans

     Loans are the primary interest earning asset for Synovus. When analyzing prospective loans, management assesses both interest rate objectives and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in subsidiaries' respective communities. As illustrated in Table 6, Synovus strives toward maintaining a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. Demonstration of that strategy results in the fact that Synovus does not have any concentration of loans to any single industry or borrower, no foreign loans, and has no highly leveraged transaction credits as of the end of 1997.

     Representing 78.8% of average earning assets and 70.8% of average total assets, net loans increased $547.3 million, or 9.6%, during 1997. Synovus has continued to experience growth in loan balances and market share gains through successful business development and additional products and services offered to the current customer base. The mix of loan products being offered focuses on meeting the needs of customers in the markets served while maintaining adherence to sound lending practices. As a result of this emphasis, loans have continued to grow throughout Synovus' subsidiary markets, with the most significant growth at four subsidiaries headquartered in Columbus, Georgia; Columbia, South Carolina; Birmingham, Alabama; and Jasper, Alabama. These four banks experienced loan growth of $106.3 million, $98.6 million, $61.0 million, and $25.8 million, respectively for the year ended December 31, 1997 over the same period in 1996.

F-39

     Synovus has enjoyed a relatively strong average loan-to-deposit ratio over the past three years. The average loan-to-deposit ratio for 1997, 1996, and 1995 was 86.5%, 84.4%, and 83.5%, respectively.

     The growth in commercial loans was primarily centered in the larger markets in Alabama, South Carolina, and Georgia. These markets have experienced economic growth in 1997, especially with respect to real estate and working capital loans. Commercial loans increased in 1997 due to economic growth in many of the Southeastern communities Synovus' subsidiary banks serve. The growth in mortgage loans held for sale is mostly attributable to underwriting mortgage loans that are sold to third party investors, while retaining the servicing of those loans at Synovus Mortgage Corp. Synovus' mortgage loans held for sale are pre-committed extensions and are generally held less than thirty days, after which the loans are sold in the market to an unaffiliated investor. The increase in retail real estate mortgage loans from 1996 to 1997 results primarily from an increased emphasis on the mortgage loan products offered by certain subsidiaries as well as a favorable interest rate market for residential mortgage loans.

     Synovus has reduced nonperforming assets as a percentage of loans during 1997 as a result of constant attention and focus on loan quality while at the same time meeting the customers' needs. Loan officers work with each customer to determine which loan products will optimally meet their individual and specific lending needs. This focus on underwriting loans that benefit the customer, while maintaining credit quality standards, causes Synovus to be optimistic about the future growth and quality of the loan portfolio.

--------------------------------------------------------------------------------

     Table 6 shows the composition of the loan portfolio at the end of the past five years.

Table 6

Loans by Type
(In thousands)

                                                                                    December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                       1997         1996           1995            1994            1993
-------------------------------------------------------------------------------------------------------------------------
Commercial:
   Commercial, financial, and agricultural..........$2,273,031   2,036,689      1,931,004       1,783,928       1,567,310
   Real estate-construction ........................   835,162     730,785        578,712         472,131         414,801
   Real estate-mortgage ............................ 1,302,941   1,234,981      1,160,089       1,030,524         890,297
           Total commercial......................... 4,411,134   4,002,455      3,669,805       3,286,583       2,872,408
Retail:
   Real estate-mortgage ............................ 1,039,420     977,432        824,998         865,642         760,530
   Consumer loans-credit card.......................   306,360     290,470        222,204         171,475         150,653
   Consumer loans-other.............................   819,112     768,072        784,972         756,402         664,554
   Mortgage loans held for sale.....................    39,558      37,036         24,863           9,465          23,409
-------------------------------------------------------------------------------------------------------------------------
           Total retail............................. 2,204,450   2,073,010      1,857,037       1,802,984       1,599,146
-------------------------------------------------------------------------------------------------------------------------
           Total loans.............................. 6,615,584   6,075,465      5,526,842       5,089,567       4,471,554
   Unearned income..................................    (5,712)    (10,235)       (14,812)        (14,691)        (18,148)
-------------------------------------------------------------------------------------------------------------------------
           Total loans, net of unearned income......$6,609,872   6,065,230      5,512,030       5,074,876       4,453,406
=========================================================================================================================

--------------------------------------------------------------------------------

Table 7

Loan Maturity Distribution and Interest Sensitivity
(In thousands)

                                                                      December 31, 1997
---------------------------------------------------------------------------------------------------
                                                  One         Over One Year      Over
                                                  Year        Through Five       Five
                                                  Or Less         Years          Years      Total
---------------------------------------------------------------------------------------------------
Selected loan categories:
        Commercial, financial, and agricultural   $1,351,631       795,991      125,409   2,273,031
        Real estate-construction ..............      549,557       244,777       40,828     835,162
---------------------------------------------------------------------------------------------------
                Total .........................   $1,901,188     1,040,768      166,237   3,108,193
===================================================================================================
Loans due after one year:
        Having predetermined interest rates ...........................................  $  682,084
        Having floating interest rates ...............................................      524,921
---------------------------------------------------------------------------------------------------
                Total ................................................................   $1,207,005
===================================================================================================

F-40

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

     Generally, retail lending decisions are made based upon the cash flow or earning power of the borrower that represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Transactions secured by collateral result in a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.

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

     In order to determine the adequacy of the reserve for loan losses and to determine the need for potential charges to the reserve, a formal analysis is completed quarterly to assess the risk within the loan portfolio. This assessment, conducted by lending officers and each bank's loan administration department as well as an independent holding company loan administration department, includes analysis of historical performance, the level of nonperforming loans, specific analysis of certain problem loans, loan activity since the last quarter, consideration of current economic conditions, and other pertinent information. The resulting conclusions are reviewed and approved by senior management.

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

     Synovus' provision for loan losses during 1997 was $32.3 million, up 1.7%, compared to $31.8 million in 1996. Nonperforming assets as a percent of loans and other real estate are at their lowest level in more than twenty years at
 .44% and the reserve is 557.9% of nonperforming loans. The slight increase in the provision for loan losses is primarily a result of management's ongoing assessment of the loan portfolio, especially with respect to credit card borrowings, loan growth, and the potential for increased loan weaknesses in light of the slowing economy. Net charge-offs were $23.9 million compared to $18.7 million in 1996. As a percentage of average net loans, the net charge-off ratio was .38% in 1997 compared to .32% in 1996. The slight increase in the charge-off ratio is primarily due to the credit card charge-offs experienced in 1997. Synovus, along with credit card issuers in general, has experienced a trend of higher than normal credit card charge-offs, largely as the result of bankruptcies. Synovus has increased collection efforts and adjusted underwriting standards in order to address this problem. Credit card charge-offs represented approximately 50% of the total year to date charge-offs while credit card loans represented approximately 5% of Synovus' loan portfolio. The charge-off ratio on all other loans was approximately .17% in 1997 compared to .21% in 1996. A summary, by loan category, of loans charged off, recoveries of loans previously charged off, and additions to the reserve through provision expense is presented in Table 8.


F-41
--------------------------------------------------------------------------------
Table 8
Reserve for Loan Losses

(In thousands)
                                                                      Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                                1997        1996     1995      1994      1993
---------------------------------------------------------------------------------------------------------------
Reserve for loan losses at beginning of year ..............   $94,683     81,384    75,018    67,270    61,336
Reserve for loan losses of acquired subsidiaries ..........      --          188     1,001     1,535      --
Loans charged off during the year:
        Commercial:
                Commercial, financial, and agricultural ...     7,229      7,790    13,746    13,809    13,097
                Real estate-construction ..................       412        217       239       240       228
                Real estate-mortgage ......................     2,183      2,356     1,840     1,849     1,753
---------------------------------------------------------------------------------------------------------------
                        Total commercial ..................     9,824     10,363    15,825    15,898    15,078
---------------------------------------------------------------------------------------------------------------
       Retail:
                Real estate-mortgage ......................     1,750      1,032       209       210       200
                Consumer loans-credit card ................    14,306      7,798     6,627     6,658     6,315
                Consumer loans-other ......................     5,938      5,987     2,271     2,282     2,164
                Mortgage loans held for sale ..............      --         --        --        --        --
---------------------------------------------------------------------------------------------------------------
                        Total retail ......................    21,994     14,817     9,107     9,150     8,679
---------------------------------------------------------------------------------------------------------------
                        Total loans charged off ...........    31,818     25,180    24,932    25,048    23,757
---------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged off during the year:
        Commercial:
                Commercial, financial, and agricultural ...     3,353      1,699     1,217     1,585     1,287
                Real estate-construction ..................        99        173        50        65        52
                Real estate-mortgage ......................     1,206      1,312        92       120        97
---------------------------------------------------------------------------------------------------------------
                        Total commercial ..................     4,658      3,184     1,359     1,770     1,436
---------------------------------------------------------------------------------------------------------------
        Retail:
                Real estate-mortgage ......................       197        352       115       149       121
                Consumer loans-credit card ................       737        776     1,237     1,611     1,308
                Consumer loans-other ......................     2,297      2,213     1,799     2,344     1,902
                Mortgage loans held for sale ..............      --         --        --        --        --
---------------------------------------------------------------------------------------------------------------
                        Total retail ......................     3,231      3,341     3,151     4,104     3,331
---------------------------------------------------------------------------------------------------------------
                        Total loans recovered .............     7,889      6,525     4,510     5,874     4,767
---------------------------------------------------------------------------------------------------------------
Net loans charged off during the year .....................    23,929     18,655    20,422    19,174    18,990
---------------------------------------------------------------------------------------------------------------
Additions to reserve through provision expense ............    32,296     31,766    25,787    25,387    24,924
---------------------------------------------------------------------------------------------------------------
Reserve for loan losses at end of year ....................  $103,050     94,683    81,384    75,018    67,270
===============================================================================================================
Reserve for loan losses to loans ..........................      1.56%      1.56      1.48      1.48      1.51
===============================================================================================================
Ratio of net loans charged off during the year to average
        net loans outstanding during the year .............       .38%       .32       .38       .41       .45
===============================================================================================================

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

F-42

Table 9

Allocation of Reserve for Loan Losses
(In thousands)

                                                                                      December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                       1997             1996              1995             1994              1993
------------------------------------------------------------------------------------------------------------------------------------
                                                Reserve    %*      Reserve   %*      Reserve   %*    Reserve      %*    Reserve %*
------------------------------------------------------------------------------------------------------------------------------------
Commercial:
        Commercial, financial, and
                agricultural ................  $ 41,544    34%   $38,171     34%   $32,810     35   $32,343       36%   $28,539  35%
        Real estate-construction ............     1,766    13      1,163     12        570     10       562        9        496   9
        Real estate-mortgage ................     5,562    20      5,110     20      4,392     21     4,329       20      3,820  20
------------------------------------------------------------------------------------------------------------------------------------
                Total commercial ............    48,872    67     44,444     66     37,772     66    37,234       65     32,855  64
------------------------------------------------------------------------------------------------------------------------------------
Retail:
        Real estate-mortgage ................       632    16        581     16        499     15       492       17        434  17
        Consumer loans-credit card ..........    14,646     5     11,619      5      6,627      4     6,658        3      6,315   3
        Consumer loans-other ................    17,421    12     15,088     13     14,610     14    14,277       15     12,159  15
        Mortgage loans held for sale ........        --    --         --     --         --      1        --       --         --   1
------------------------------------------------------------------------------------------------------------------------------------
                Total retail ................    32,699    33     27,288     34     21,736     34    21,427       35     18,908  36
------------------------------------------------------------------------------------------------------------------------------------
        Unallocated .........................    21,479    --     22,951     --     21,876     --    16,357       --     15,507  --
------------------------------------------------------------------------------------------------------------------------------------
                Total reserve for loan losses  $103,050   100%   $94,683    100%   $81,384    100   $75,018      100%   $67,270 100%
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

     Synovus' nonperforming assets decreased $7.3 million to $28.8 million with a corresponding nonperforming asset ratio improving to .44% as of December 31, 1997 compared to .59% as of year-end 1996. Synovus reduced nonperforming assets while increasing loans $540.1 million, or 8.9%, during 1997. During 1997, the reserve for loan losses increased $8.4 million, or 8.8%, to $103.1 million. Based on management's analysis of potential risk within the loan portfolio, additions are periodically made to maintain the reserve for loan losses at an appropriate level. Loans 90 days past due and still accruing increased $5.1 million during 1997. Management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments on the loans and management further believes the resolution of these delinquencies will not cause a material increase in nonperforming assets.

F-43

--------------------------------------------------------------------------------
Table 10

Nonperforming Assets
(In thousands)

                                                                          December 31,
------------------------------------------------------------------------------------------------------------
                                                             1997        1996      1995      1994      1993
------------------------------------------------------------------------------------------------------------
Nonaccrual loans .......................................... $17,909     23,655    21,469    26,497    30,296
Restructured loans ........................................     563      1,625     1,733     1,900       224
------------------------------------------------------------------------------------------------------------
                Nonperforming loans .......................  18,472     25,280    23,202    28,397    30,520
90 days past due and still accruing loans .................  20,881     15,805    11,417     7,383     9,870
------------------------------------------------------------------------------------------------------------
                Total ..................................... $39,353     41,085    34,619    35,780    40,390
============================================================================================================
Nonperforming assets:
        Nonperforming loans <F1>........................... $18,472     25,280    23,202    28,397    30,520
        Other real estate .................................  10,335     10,782    12,071    12,355    15,838
------------------------------------------------------------------------------------------------------------
                Total ..................................... $28,807     36,062    35,273    40,752    46,358
============================================================================================================
Nonperforming assets to total loans and other real estate..     .44%       .59       .64       .80      1.04
============================================================================================================
Reserve for loan losses to nonperforming loans ............  557.87%    374.54    350.76    264.18    220.41
============================================================================================================

                                                                               Nonaccrual Restructured Total
                                                                               ---------- ------------ -----
Year ended December 31, 1997:

        Interest at contracted rates <F2>......................................   $3,072        60     3,132
        Interest recorded as income ...........................................      897        51       948
------------------------------------------------------------------------------------------------------------
Reduction of interest income during 1997.......................................   $2,175         9     2,184
============================================================================================================

<F1> Nonperforming assets exclude loans 90 days past due and still accruing.
<F2> Interest income that would have been recorded if the loans had been current and performing in accordance with their original terms.

--------------------------------------------------------------------------------

     Each one of Synovus' loans is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed grading system. An organizationally independent department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans, in order to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have been excluded from nonperforming assets or impaired loans. Impaired loans at December 31, 1997 and 1996 are $25.7 million and $35.9 million, respectively. Management further believes nonperforming assets and impaired loans include any material loans in which doubts exist as to the collectibility of amounts due according to the contractual terms of the loan agreement.

Deposits

     Deposits provide the most significant funding source for Synovus' interest earning assets. Table 11 shows the relative composition of average deposits for 1997, 1996, and 1995. Refer to Table 12 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 17.0% and 15.6% of total deposits at December 31, 1997 and 1996, respectively. Synovus' large denomination time deposits are generally from customers within the local market areas of its subsidiary banks, and, therefore, provide a greater degree of stability than is typically associated with this source of funds. Time deposits over $100,000 at December 31, 1997, 1996, and 1995 were $1.3 billion, $1.1 billion, and $1.0 billion, respectively. Interest expense for the years ended December 31, 1997, 1996, and 1995 on these large denomination deposits was $68.4 million, $62.1 million, and $57.3 million, respectively.

     For 1997, Synovus' average deposits increased $472.9 million, or 6.9%, to $7.3 billion from $6.9 billion in 1996. Average interest bearing deposits for 1997, which include interest bearing demand deposits, money market accounts, saving deposits, and time deposits, increased $407.5 million, or 7.1%, from 1996. This strong deposit growth occurred throughout several of the Synovus subsidiary banks that used targeted time and money market deposit programs to increase their deposits during 1997. Average non-interest bearing demand deposits increased $65.4 million, or 6.1%, during 1997. Average interest bearing deposits increased $385.1 million, or 7.1%, from 1995 to 1996, while non-interest bearing demand deposits increased $88.1 million, or 8.9%. See Table 3 for further information on average deposits, including the average rates paid for 1997, 1996, and 1995.

F-44

--------------------------------------------------------------------------------
Table 11

Average Deposits
(In thousands)

                                              Years Ended December 31,
-----------------------------------------------------------------------------
                                           1997          1996         1995
-----------------------------------------------------------------------------
Non-interest bearing demand deposits..   $1,140,107    1,074,676      986,582
Interest bearing demand deposits .....    1,055,227      940,303      887,694
Money market accounts ................    1,216,729    1,034,336      915,710
Savings deposits .....................      458,362      469,714      475,962
Time deposits ........................    3,455,046    3,333,501    3,113,375
-----------------------------------------------------------------------------
        Total average deposits .......   $7,325,471    6,852,530    6,379,323
=============================================================================

--------------------------------------------------------------------------------
Table 12

Maturity Distribution of Time Deposits of $100,000 or More
(In thousands)

                                                                December 31, 1997
----------------------------------------------------------------------------------
3 months or less ...................................................      $596,776
Over 3 months through 6 months......................................       206,859
Over 6 months through 12 months.....................................       303,824
Over 12 months .....................................................       205,600
----------------------------------------------------------------------------------
        Total outstanding ..........................................    $1,313,059
==================================================================================

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

     Synovus maintains policies designed to limit the maximum acceptable negative impact on net interest income over a twelve month time horizon from a gradual change in interest rates of up and down 200 basis points. The current policy limits this change to 8% of projected net interest income under a stable interest rate environment. As of December 31, 1997, Synovus was well within its policy guidelines with simulations indicating that Synovus is positioned such that its net interest income will slightly increase in a rising rate environment and decrease by no more than 4% in a declining rate environment.

     Another tool utilized by Synovus' management is cumulative gap analysis, which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time periods. Table 13 reflects the gap positions of Synovus' consolidated balance sheet on December 31, 1997 and 1996, at various repricing intervals. The projected deposit repricing volumes reflect adjustments based on management's assumptions of the expected rate sensitivity relative to the prime rate for core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts). Management believes that these adjustments allow for a more accurate profile of Synovus' interest rate risk position. The projected investment securities repricing reflects expected prepayments on mortgage-backed securities and expected cash flows on securities subject to accelerated redemption options. These assumptions are made based on the interest rate environment as of December 31, 1997 and are subject to change as the general level of interest rates change. Management would anticipate a modest lengthening of average investment maturities in a rising rate environment and a more limited shortening in a declining rate environment. While these potential changes are not depicted in the static gap analysis, simulation modeling allows for the proper analysis of these and other relevant potential changes. This gap analysis indicates that Synovus was moderately asset sensitive at December 31, 1997, with a cumulative one-year gap of 3.7%. Management believes that adjusted gap analysis is a useful tool for measuring interest rate risk only when used in conjunction with its simulation model.

F-45
--------------------------------------------------------------------------------
Table 13

Interest Rate Sensitivity
(In millions)

                                                                                                     December 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              0-3       4-12      1-5      Over 5
                                                                                            Months     Months    Years      Years
----------------------------------------------------------------------------------------------------------------------------------
Investment securities<F1> ................................................................ $  129.0     379.6     910.5     225.3
Loans, net of unearned income ............................................................  3,537.1   1,041.2   1,879.8     151.8
Other ....................................................................................     94.7       --        --        --
----------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive assets ........................................................  3,760.8   1,420.8   2,790.3     377.1
----------------------------------------------------------------------------------------------------------------------------------
Deposits .................................................................................  2,190.2   2,017.2   1,708.6     535.3
Other borrowings .........................................................................    339.8       0.5      12.3      79.4
----------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive liabilities ...................................................  2,530.0   2,017.7   1,720.9     614.7
        Interest rate swaps ..............................................................   (325.0)      --      325.0       --
                Interest sensitivity gap ................................................. $  905.8    (596.9)  1,394.4    (237.6)
==================================================================================================================================
                Cumulative interest sensitivity gap ...................................... $  905.8     308.9   1,703.3   1,465.7
==================================================================================================================================
                Cumulative interest sensitivity gap as a percentage of total interest
                    sensitive assets......................................................     10.8%      3.7      20.4      17.6
==================================================================================================================================

<F1> Excludes the effect of SFAS No. 115, "Accounting for Certain Investments in
     Debt and Equity Securities", consisting of net unrealized gains in the amount of $10.8 million in 1997 and net unrealized losses of $.2 million in 1996.



                                                                                                     December 31, 1996
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              0-3       4-12      1-5      Over 5
                                                                                            Months     Months    Years      Years
----------------------------------------------------------------------------------------------------------------------------------
Investment securities<F1> ...............................................................  $  102.3     327.6     929.4     280.0
Loans, net of unearned income ...........................................................   3,108.9   1,016.2   1,628.9     311.2
Other ...................................................................................      40.3       --         --        --
----------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive assets .......................................................   3,251.5   1,343.8   2,558.3     591.2
----------------------------------------------------------------------------------------------------------------------------------
Deposits ................................................................................   2,298.9   1,435.1     654.7   1,624.4
Other borrowings ........................................................................     352.4        .3       6.2      77.6
----------------------------------------------------------------------------------------------------------------------------------
        Interest sensitive liabilities ..................................................   2,651.3   1,435.4     660.9   1,702.0
----------------------------------------------------------------------------------------------------------------------------------
        Interest rate swaps .............................................................    (305.0)       --     305.0        --
----------------------------------------------------------------------------------------------------------------------------------
                Interest sensitivity gap ................................................  $  295.2     (91.6)  2,202.4  (1,110.8)
==================================================================================================================================
                Cumulative interest sensitivity gap .....................................  $  295.2     203.6   2,406.0   1,295.2
==================================================================================================================================
                Cumulative interest sensitivity gap as a percentage of total interest
                    sensitive assets.....................................................       3.8%      2.6      31.1      16.7
==================================================================================================================================

<F1> Excludes the effect of SFAS No. 115, "Accounting for Certain Investments in
     Debt and Equity Securities", consisting of net unrealized gains in the amount of $10.8 million in 1997 and net unrealized losses of $.2 million in 1996.

--------------------------------------------------------------------------------

Table 14

Maturities of Investment Securities and Average Yields
(In thousands)

                                               Investment Securities   Investment Securities
                                                  Held to Maturity       Available for Sale
                                                 December 31, 1997      December 31, 1997
                                               Amortized    Average    Estimated   Average
                                                  Cost       Yield     Fair Value   Yield
---------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies:
        Within 1 year .....................   $   35,711     6.35%     354,382     6.32
        1 to 5 years ......................       26,661     6.54      779,211     6.48
        5 to 10 years .....................        1,000     6.22       41,620     5.95
        More than 10 years ................         --         --         --        --
----------------------------------------------------------------------------------------
                        Total .............       63,372     6.43    1,175,213     6.41
----------------------------------------------------------------------------------------
Mortgage-backed securities:
        Within 1 year .....................       36,825     6.13       13,822     6.40
        1 to 5 years ......................       50,586     6.15       53,202     6.23
        5 to 10 years .....................       24,376     7.15       23,863     6.56
        More than 10 years ................       11,732     6.73       39,510     6.98
----------------------------------------------------------------------------------------
                        Total .............      123,519     6.40      130,397     6.54
----------------------------------------------------------------------------------------
State and municipal:
        Within 1 year .....................       12,659     9.06         --        --
        1 to 5 years ......................       33,959     8.64          634     9.65
        5 to 10 years .....................       41,948     7.91         --        --
        More than 10 years ................       36,003     8.84          325     8.47
----------------------------------------------------------------------------------------
                        Total .............      124,569     8.49          959     9.26
----------------------------------------------------------------------------------------
Other investments:
        Within 1 year .....................          571     7.87        1,089     7.25
        1 to 5 years ......................           25     7.34        9,069     7.28
        5 to 10 years .....................            5     6.94          594     4.73
        More than 10 years ................       18,076     5.25        7,715     2.13
----------------------------------------------------------------------------------------
                        Total .............       18,677     5.33       18,467     5.05
----------------------------------------------------------------------------------------
Total investment securities:
        Within 1 year .....................       85,766     6.67      369,293     6.33
        1 to 5 years ......................      111,231     7.00      842,116     6.48
        5 to 10 years .....................       67,329     7.61       66,077     6.16
        More than 10 years ................       65,811     7.48       47,550     6.20
----------------------------------------------------------------------------------------
                        Total .............     $330,137     7.13   $1,325,036     6.41%
----------------------------------------------------------------------------------------

     The calculation of weighted average yields for securities is based on the amortized cost and effective yields of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory federal income tax rate of 35% for 1997. Maturity information is calculated based upon expected maturity. Mortgage-backed and other securities which have prepayment provisions are assigned to maturity categories based on their estimated average lives.

--------------------------------------------------------------------------------

Off-Balance Sheet Derivatives for Interest Rate Risk Management

     As part of the overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or 3 month libor. These swaps are utilized to convert on-balance sheet floating rate loans to fixed rate assets, and to convert certain fixed rate liabilities to floating rate liabilities thereby reducing Synovus' overall asset sensitivity.

     Synovus also purchased interest rate floors and collars to manage its overall interest rate risk position. Interest rate floors serve to effectively convert floating-rate loans to fixed-rate when the prime rate falls below a pre-specified level. These instruments are utilized to reduce asset sensitivity in falling rate environments but not in rising rate environments. Interest rate collars convert floating-rate loans to fixed-rate when the prime rate moves outside of a pre-specified range. These instruments reduce overall asset sensitivity in both falling and rising interest rate environments.

     All off-balance sheet derivatives utilized by Synovus represent end-user activities designed as hedges, all of which are linked to specific assets or liabilities as part of overall interest rate risk management practices. Management feels that the utilization of these instruments provides greater financial flexibility and is a very efficient tool for managing interest rate risk.

     The notional amount of off-balance sheet derivatives utilized by Synovus as of December 31, 1997 and 1996, was $515 million and $450 million, respectively. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                             Weighted        Weighted        Weighted
December 31, 1997               Notional      Average        Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
(In thousands)                   Amount    Receive Rate     Pay Rate<F1>    In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps - LIBOR     $ 280,000     5.96%           5.82            26           $  548        (1,072)           (524)
Receive Fixed Swaps - Prime        70,000     9.10            8.50            39            1,136           --            1,136
------------------------------------------------------------------------------------------------------------------------------------
     Total Receive Fixed Swaps    350,000     6.59            6.35            28            1,684        (1,072)            612
------------------------------------------------------------------------------------------------------------------------------------

                                             Weighted        Weighted        Weighted
                                Notional    Average Cap      Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
                                 Amount        Rate         Floor Rate      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased Interest Rate Collars    80,000     9.16            7.91            22               --           (48)            (48)

                                             Weighted                        Weighted
                                Notional    Average Floor                 Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount         Rate                         In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased Interest Rate Floors     85,000     7.87                            36               --           (62)            (62)

                                                                             Weighted
                                Notional                                  Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount                                      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Total                           $ 515,000                                     29           $1,684        (1,182)            502
                                  =======                                                   =====         =====             ===

                                             Weighted        Weighted        Weighted
December 31, 1996               Notional      Average        Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
(In thousands)                  Amount     Receive Rate     Pay Rate<F1>    In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------
Receive Fixed Swaps - LIBOR     $ 235,000     5.79%           5.53            32           $   --        (2,200)         (2,200)
Receive Fixed Swaps - Prime        70,000     9.10            8.25            51              630           --              630
------------------------------------------------------------------------------------------------------------------------------------
     Total Receive Fixed Swaps    305,000     6.55            6.15            36              630        (2,200)         (1,570)
------------------------------------------------------------------------------------------------------------------------------------

                                             Weighted        Weighted        Weighted
                                Notional    Average Cap      Average      Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount         Rate         Floor Rate      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Purchased Interest Rate Collars    80,000     9.16            7.91            34               --          (445)           (445)


                                             Weighted                        Weighted
                                Notional      Average                     Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount      Floor Rate                      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Purchased Interest Rate Floors     65,000     7.83                            48               80          --                80


                                                                             Weighted
                                Notional                                  Average Maturity  Unrealized   Unrealized   Net Unrealized
                                Amount                                      In Months        Gains        Losses       Gains(Losses)
------------------------------------------------------------------------------------------------------------------------------------

Total                           $ 450,000                                     38            $ 710        (2,645)         (1,935)
                                  =======                                                     ===         =====           =====

<F1>Variable pay rate based upon  contract  rates in effect at December 31, 1997 and 1996

     The above table represents the December 31, 1997 and 1996 status of all off-balance sheet interest rate contracts. There were no maturities, offsets, or terminations in 1997 or 1996. Off-balance sheet interest rate contracts contributed additional net interest income of $719,000 and one basis point to the net interest margin for 1996. The impact of off-balance sheet interest rate contracts for 1997 and 1995 was immaterial.

Market Risk

     Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods.

     Synovus' market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The structure of Synovus' loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. Management seeks to manage this risk through the utilization of various tools, primarily investment securities and off-balance sheet derivative financial instruments. The composition and size of the investment portfolio is managed so as to reduce the interest rate risk in the deposit and loan portfolios while at the same time maximizing the yield generated from the portfolio. Off-balance sheet derivatives are also utilized to reduce the risk in the deposit and loan portfolios. One of the primary instruments utilized by Synovus is the receive fixed interest rate swap which allows the company to effectively convert on-balance sheet floating rate loans to fixed rate assets. Synovus also utilizes interest rate floors and collars. These instruments allow the company to further reduce its exposure to declining interest rates.

     The table below presents in tabular form the contractual balances and the estimated fair value of Synovus' on-balance sheet financial instruments and the notional amount and estimated fair value of the company's off-balance sheet derivative financial instruments at their expected maturity dates as of December 31, 1997. The expected maturity categories take into consideration historical prepayment experience as well as management's expectations based on the interest rate environment as of December 31, 1997. For core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. The table below presents notional amounts and weighted-average interest rates by contractual maturity date for off-balance sheet derivative financial instruments. Notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Weighted average variable rates are based on implied forward rates in the yield curve as of December 31, 1997.

--------------------------------------------------------------------------------
Table 15

Market Risk Information                                                                                                   Fair
(In thousands)                                                Principal/Notional Amount Maturing in:                      Value
Rate-sensitive assets:                        1998         1999      2000       2001       2002   Thereafter    Total      1997
----------------------------------------------------------------------------------------------------------------------------------

Fixed interest rate loans                 $1,220,679     602,417    491,143   354,114    354,922   351,318   3,374,593   3,238,431
Average interest rate                           9.08%       9.10       9.15      8.90       9.11      8.73        9.04
Variable interest rate loans              $2,422,982     265,284    166,837    64,755    113,590   201,831   3,235,279   3,235,279
Average interest rate                           9.29%       9.28       9.19      8.92       9.15      9.16        9.26
Fixed interest rate securities            $  457,484     364,898    275,970   205,693     93,678   197,009   1,594,732   1,610,517
Average interest rate                           6.26%       6.56       6.57      6.71       6.49      7.10        6.56
Variable interest rate securities         $    1,268       1,138      1,135     1,168      1,223    43,694      49,626      49,626
Average interest rate                           6.26%       6.26       6.26      6.26       6.26      6.75        6.69
Other interest bearing assets             $   94,664         --         --        --         --        --       94,664      94,664
Average interest rate                           5.08%        --         --        --         --        --         5.08

Rate-sensitive liabilities:
----------------------------------------------------------------------------------------------------------------------------------
Savings and interest bearing checking     $1,378,194     273,145    273,145   229,308    229,308   469,824   2,852,924   2,859,623
Average interest rate                           3.85%       3.27       3.27      3.06       3.06      2.60        3.41
Fixed interest rate time deposits         $2,667,716     417,972    175,394    38,076     52,878    87,777   3,439,813   3,437,167
Average interest rate                           5.56%       6.11       6.42      5.76       6.03      5.51        5.68
Variable interest rate time deposits      $  110,925      45,574      2,018         5          7        22     158,551     158,551
Average interest rate                           5.37%       5.36       6.54      6.49       6.36      6.50        5.38
Fixed interest rate borrowings            $    8,917         488      5,490       500      5,845    30,443      51,683      50,929
Average interest rate                           4.78%       8.08       5.28      8.22       5.79      6.12        5.95
Variable interest rate borrowings         $  355,359        --       25,000       --         --        --      380,359     380,359
Average interest rate                           5.49%       --         5.65       --         --        --         5.50

Rate-sensitive derivative financial
 instruments:
----------------------------------------------------------------------------------------------------------------------------------
Payable variable interest rate
  swaps-LIBOR                                           $185,000     50,000    25,000     20,000               280,000     279,476
Average pay rate                                            5.83%      5.77      5.85       5.78
Average receive rate                                        5.87%      5.49      7.12       6.50
Pay variable interest rate swaps-Prime                             $ 20,000    50,000                           70,000      71,136
Average pay rate                                                       8.50%     8.50
Average receive rate                                                   8.94%     9.19
Interest rate collars purchased-Prime                   $ 30,000     50,000                                     80,000      79,952
Average cap rate                                            9.00%      9.25
Average floor rate                                          7.75%      8.00
Interest rate floors purchased-Prime                               $ 45,000    40,000                           85,000      84,938
Average strike rate                                                    7.86%     7.88

--------------------------------------------------------------------------------

Liquidity

     Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. The Synovus Asset/Liability Management Committee actively analyzes and manages Synovus' liquidity position in coordination with similar committees at each subsidiary bank. These subsidiaries, with the help of management, maintain liquidity in the form of cash on deposit, federal funds, securities available for sale, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits and the well established core deposits of Synovus' 227 banking offices in four states. The subsidiary banks monitor deposit flow and evaluate alternate pricing structures to retain and grow deposits. Certain Synovus subsidiary banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds which allows Synovus to meet immediate liquidity needs if required.

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

     Selected Synovus subsidiary banks maintain an additional liquidity source through their membership in the Federal Home Loan Bank. These banks have access to significant funding capacity through the utilization of Federal Home Loan Bank advances.

     Additionally, the Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends from the subsidiary banks. In addition, the Parent Company has access to a $20 million line of credit. The Parent Company enjoys an excellent reputation and credit standing in the market place and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. The Parent Company's current principal debt, senior notes totaling $75 million at a rate of 6.125%, has been rated "A" by Standard and Poors Corp., "A3" by Moody's Investor Service and "AA-" by Thomson Bankwatch. For a complete description of these borrowings and other borrowings by other Synovus subsidiaries, see Note 6 to Synovus' consolidated financial statements.

     The consolidated statements of cash flows detail Synovus' cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $257.2 million for the year ended December 31, 1997, while financing activities provided $441.9 million. Investing activities used $715.8 million of this amount, resulting in a net decrease in cash and cash equivalents of $16.8 million.

     Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on Synovus' liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect.

Capital Resources and Dividends

     Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders' equity of $903.7 million represented 9.76% of total assets at December 31, 1997.

     Regulators use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets are on-balance sheet assets for Synovus in the form of loans. A small portion of risk-weighted assets are considered off-balance sheet assets and are primarily made up of letters of credit, loan commitments, and to a lesser extent interest rate contracts, that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. The capital guidelines used by regulators require an 8% total risk-based capital ratio of which 4% must be Tier I capital. Additionally, the regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier 1 capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At the end of 1997, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier 1 capital ratio of 12.34% and a total risk-based capital ratio of 13.62%, compared to Tier I and total risk-based capital ratios of 11.68% and 12.97%, respectively, in 1996 as shown in Table 16.

     In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated bank holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. As of December 31, 1997, Synovus had a leverage ratio of 10.02%, which significantly exceeds the regulatory requirements.

     Synovus' capital level also exceeds all requirements under the Federal Reserve Board's guidelines. The Federal Reserve Board requires a minimum primary capital ratio of 5.50% and a total capital ratio of 6.00% for bank holding companies and banks. At December 31, 1997, Synovus' primary and total capital ratios as defined by the Federal Reserve Board were 10.80% and 10.82%, respectively, compared to 10.07% and 10.09%, respectively, at year-end 1996.

     During the third quarter of 1994, Synovus announced its plan to acquire up to 1,687,500 shares of Synovus common stock in the open market. Through December 31, 1997, 815,850 shares of Synovus common stock have been purchased under this plan at an average price of $10.45. Of these shares, 599,621 shares were used in 1995 to acquire Peach State Bank. Approximately 117,000 shares were issued to employees for vested stock option exercises. The remaining shares under this plan along with other treasury shares acquired before this plan amount to 116,843 as of December 31, 1997. These shares will be used to fund incentive stock award plans and other employee benefit plans.

     Synovus' 80.7% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial service companies. As of December 31, 1997, there were approximately 31,000 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 17 displays high and low quotations of Synovus common stock which are based on actual transactions.

F-51

--------------------------------------------------------------------------------
Table 16

Capital Ratios<F1>
(In thousands

                                                                                      December 31,
                                                                                   1997          1996
--------------------------------------------------------------------------------------------------------
Tier I capital:
        Shareholders' equity ............................................... $  903,656         783,750
        Adjustment for SFAS No. 115 ........................................     (6,651)            112
        Plus: Minority interest.............................................     42,641          34,435
        Less: Disallowed intangibles........................................    (36,178)        (40,589)
--------------------------------------------------------------------------------------------------------
                Total Tier I capital........................................    903,468         777,708
--------------------------------------------------------------------------------------------------------
Tier II capital:
        Eligible portion of the reserve for loan losses.....................     91,633          83,353
        Subordinated and other qualifying debt..............................      1,960           2,200
--------------------------------------------------------------------------------------------------------
                Total Tier II capital.......................................     93,593          85,553
--------------------------------------------------------------------------------------------------------
Total risk-based capital.................................................... $  997,061         863,261
========================================================================================================
Total risk-adjusted assets.................................................. $7,319,248       6,656,966
========================================================================================================
Tier I capital ratio........................................................      12.34%          11.68
Total risk-based capital ratio..............................................      13.62           12.97
Leverage ratio..............................................................      10.02            9.36

Regulatory minimums:
        Tier I capital ratio ...............................................       4.00%
        Total risk-based capital ratio......................................       8.00
        Leverage ratio .....................................................       4.00

<F1> Risk-based  capital ratios,  for both years presented,  were prepared using risk-based capital rules finalized in November, 1994, which exclude the impact of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

--------------------------------------------------------------------------------
Table 17

Market and Stock Price Information


                                                                            High               Low
-----------------------------------------------------------------------------------------------------
1997

Quarter ended December 31, 1997 ...................................       $33 9/16             20
Quarter ended September 30, 1997 ..................................        29                  21 1/2
Quarter ended June 30, 1997 .......................................        28 3/8              21 3/4
Quarter ended March 31, 1997 ......................................        26                  19 5/8

1996

Quarter ended December 31, 1996 ...................................      $22 1/4               17 3/8
Quarter ended September 30, 1996 ..................................       18 1/8               14 5/8
Quarter ended June 30, 1996 .......................................       16                   14 1/8
Quarter ended March 31, 1996 ......................................       15 1/4               11 5/8

--------------------------------------------------------------------------------

Dividends

     It is Synovus' objective to pay out approximately one-third of earnings to shareholders in cash dividends. Synovus' dividend payout ratio in 1997, 1996, and 1995 was 38.10%, 36.62%, and 36.69%, respectively. The total dollar amount of dividends declared increased 23.1% in 1997 to $62.9 million, from $51.1 million in 1996. Cash dividends have been paid on the common stock of Synovus (including its predecessor companies) in every year since 1891. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in accordance with the previously mentioned objective. Table 18 presents the declared and paid dates from recent dividends, as well as per share dividend amounts.

F-52

--------------------------------------------------------------------------------

Table 18

Dividends

                                                                         Per Share
Date Declared                     Date Paid                                 Amount
-----------------------------------------------------------------------------------
November 10, 1997                 January 2, 1998                         $  .0900
September 15, 1997                October 1, 1997                            .0900
May 12, 1997                      July 1, 1997                               .0900
March 10, 1997                    April 1, 1997                              .0900
November 18, 1996                 January 2, 1997                            .0733
September 9, 1996                 October 1, 1996                            .0733
May 13, 1996                      July 1, 1996                               .0733
March 11, 1996                    April 1, 1996                              .0733


--------------------------------------------------------------------------------
Commitments

     Synovus believes it has sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year. Table 19, Note 6, and Note 10 to Synovus' consolidated financial statements provide additional information on Synovus' short-term and long-term borrowings.

     In the normal course of its business, TSYS maintains processing contracts with its customers. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

     Synovus is subject to various legal proceedings and claims that arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position or results of operations.

     Currently, multiple lawsuits seeking class action treatment are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) the sale of credit life insurance made in connection with consumer credit transactions;
(2) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; and (3) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance. These lawsuits seek unspecified damages, including punitive damages. Two of the actions in which the sale of credit life insurance is at issue have been certified as class actions and have been deemed to include consumer credit customers of the subsidiary over a 20-year period. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based upon information presently available, and in light of legal, equitable, and factual defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted; however, that large punitive damage awards, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in Alabama.

 -------------------------------------------------------------------------------
Table 19

Short-Term Borrowings
(In thousands)

The following table sets forth certain information regarding federal funds purchased and securities sold under agreement to repurchase, the principal components of short-term borrowings.


                                                                                       1997                 1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Month end balance for year ended December 31, ...........................            $305,868             339,200            229,477
Weighted average interest rate at December 31, ..........................                5.73%               6.22               5.65
Maximum month end balance during the year ...............................            $514,027             421,672            362,035
Average amount outstanding during the year ..............................            $349,929             288,107            216,342
Weighted average interest rate during the year ..........................                5.38%               5.20               5.59


F-53

--------------------------------------------------------------------------------
Income Tax Expense

     As reported in the consolidated statements of income, Synovus' income tax expense increased to $93.7 million in 1997, up from $79.7 million in 1996, and $64.9 million in 1995. The effective tax rate was 36.2%, 36.3%, and 36.2% in 1997, 1996, and 1995, respectively. The increases in both 1997 and 1996 were primarily the result of increases in pre-tax income and in the relative percentage of taxable income to total income. The increase in 1997 was affected by a decrease in certain research and experimentation credits. See Note 7 to Synovus' consolidated financial statements for a detailed analysis of income taxes.

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

Parent Company

     The Parent Company's assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders' equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries if necessary, acquire new subsidiaries, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from subsidiaries, and borrowings from outside sources.

     In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Approximately $92.9 million in dividends, inclusive of 1998 net income, could be paid in 1998 to the Parent Company from its subsidiary banks without prior regulatory approval. Synovus anticipates receiving regulatory approval to allow certain subsidiaries to pay dividends in excess of their respective regulatory limits.

Forward-Looking Statements

     Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"). In addition, certain statements in future filings by Synovus with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of Synovus which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of Synovus or it's management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board; (iii) inflation, interest rate, market and monetary fluctuations; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (v) changes in consumer spending, borrowing, and saving habits; (vi) technological changes;
(vii) acquisitions; (viii) the ability to increase market share and control expenses; (ix) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) with which Synovus and its subsidiaries must comply; (x) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board; (xi) changes in Synovus' organization, compensation, and benefit plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiii) the success of Synovus at managing the risks involved in the foregoing.

     Such forward-looking statements speak only as of the date on which such statements are made, and Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

F-54
--------------------------------------------------------------------------------
Summary of Quarterly Financial Data (Unaudited)
(In thousands, except per share data)

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 1997 and 1996.

                                                            Fourth               Third              Second          First
                                                            Quarter             Quarter             Quarter        Quarter
---------------------------------------------------------------------------------------------------------------------------
1997

Interest income ...........................................  $187,803           185,047           180,409           172,414
===========================================================================================================================
Net interest income .......................................   106,783           104,843           102,608            98,155
===========================================================================================================================
Provision for losses on loans .............................     9,412             7,604             8,279             7,001
===========================================================================================================================
Income before income taxes ................................    73,292            67,130            62,227            56,254
===========================================================================================================================
Net income ................................................    47,006            43,101            39,322            35,807
===========================================================================================================================
Net income per share, basic ...............................       .27               .25               .23               .21
===========================================================================================================================
Net income per share, assuming dilution ...................       .26               .24               .22               .20
===========================================================================================================================

1996

Interest income ...........................................  $170,603           168,609           163,895           160,196
===========================================================================================================================
Net interest income .......................................    97,426            95,632            92,687            89,129
===========================================================================================================================
Provision for losses on loans .............................     9,089             8,011             8,233             6,433
===========================================================================================================================
Income before income taxes ................................    66,132            55,528            51,713            45,939
===========================================================================================================================
Net income ................................................    41,661            35,208            33,108            29,627
===========================================================================================================================
Net income per share, basic ...............................       .24               .20               .19               .17
===========================================================================================================================
Net income per share, assuming dilution ...................       .24               .20               .19               .17
===========================================================================================================================

F-55