Form 10-K, Exhibit 13
period 1998-12-31
SYNOVUS FINANCIAL CORP
filed 1999-03-16
CIK 18349

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?                     [LOGO]


                                     [LOGO]

                                    SYNOVUS(R)
                                FINANCIAL CORP.

                               FINANCIAL APPENDIX

Consolidated Balance Sheets as of December 31, 1998 and 1997..................................................................  F-2

Consolidated Statements of Income for the Years ended December 31, 1998, 1997, and 1996.......................................  F-3

Consolidated Statements of Changes In Shareholders' Equity for the Years ended December 31, 1998, 1997, and 1996..............  F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 1998, 1997, and 1996...................................  F-5

Summary of Significant Accounting Policies....................................................................................  F-6

Notes to Consolidated Financial Statements....................................................................................  F-10

Independent Auditors' Report..................................................................................................  F-30

Financial Highlights..........................................................................................................  F-31

Financial Review..............................................................................................................  F-32

Summary of Quarterly Financial Data, Unaudited................................................................................  F-55

Senior Management and Directors...............................................................................................  F-56

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

DECEMBER 31,                                                                                                   1998          1997
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks, including $18,422 and $12,171 for 1998 and 1997, respectively,
   on deposit to meet Federal Reserve requirements (note 9).............................................  $   348,365       388,134
Interest earning deposits with banks (note 9)...........................................................        1,383         1,272
Federal funds sold (note 9).............................................................................       52,695        93,392
Mortgage loans held for sale (note 9)...................................................................      156,231        39,558
Investment securities available for sale (notes 2 and 9)................................................    1,514,054     1,325,036
Investment securities held to maturity (approximate market value of $309,716
   and $335,107 for 1998 and 1997, respectively) (notes 2 and 9)........................................      303,613       330,137
Loans (notes 3 and 9)...................................................................................    7,420,529     6,576,026
Less:
   Unearned income......................................................................................       (8,537)       (5,712)
   Reserve for loan losses..............................................................................     (110,822)     (103,050)
                                                                                                           ----------     ---------
         Loans, net.....................................................................................    7,301,170     6,467,264
                                                                                                           ----------     ---------
Premises and equipment, net (note 6)....................................................................      375,395       297,227
Other assets (note 4)...................................................................................      445,103       318,331
                                                                                                           ----------     ---------
         Total assets...................................................................................  $10,498,009     9,260,331
                                                                                                           ==========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Deposits (notes 5 and 9):
     Non-interest bearing...............................................................................  $ 1,362,401     1,256,639
     Interest bearing...................................................................................    7,180,397     6,451,288
                                                                                                           ----------     ---------
         Total deposits.................................................................................    8,542,798     7,707,927

   Federal funds purchased and securities sold under agreement to repurchase (note 9)...................      496,013       305,868
   Long-term debt (notes 6 and 9).......................................................................      127,015       126,174
   Other liabilities (notes 7 and 8)....................................................................      208,489       174,065
                                                                                                           ----------     ---------
         Total liabilities..............................................................................    9,375,315     8,314,034
                                                                                                           ----------     ---------

Minority interest in consolidated subsidiary............................................................       52,093        42,641
Shareholders' equity (notes 1, 2, 6, 8, and 13):
   Common stock -- $1.00 par value. Authorized 600,000,000 shares; issued 270,393,657 in 1998 and
      262,983,414 in 1997; outstanding 270,218,393 in 1998 and 262,808,150 in 1997......................      270,394       262,983
   Surplus..............................................................................................       42,006        17,777
   Less treasury stock - 175,264 shares in 1998 and 1997................................................       (1,285)       (1,285)
   Less unamortized restricted stock....................................................................       (2,545)       (3,734)
   Accumulated other comprehensive income...............................................................       10,216         5,700
   Retained earnings....................................................................................      751,815       622,215
                                                                                                           ----------     ---------
         Total shareholders' equity.....................................................................    1,070,601       903,656

Commitments and contingencies (note 10)
                                                                                                           ----------     ---------
         Total liabilities and shareholders' equity.....................................................  $10,498,009     9,260,331
                                                                                                           ==========     =========


See accompanying summary of significant accounting policies and notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

YEARS ENDED DECEMBER 31,                                                               1998            1997          1996
---------------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans, including fees...........................................................   $655,181       615,804       560,383
   Investment securities:
       U.S. Treasury and U.S. Government agencies..................................     77,869        80,369        73,167
       Mortgage-backed securities..................................................     17,331        17,050        17,971
       State and municipal.........................................................      7,377         6,536         6,766
       Other investments...........................................................      2,380         1,387         1,266
   Mortgage loans held for sale....................................................      5,502         2,368         1,825
   Federal funds sold..............................................................      3,558         2,086         1,866
   Interest earning deposits with banks............................................         50            73            59
                                                                                      --------      --------      --------
               Total interest income...............................................    769,248       725,673       663,303
                                                                                      --------      --------      --------
Interest expense:
   Deposits (note 5)...............................................................    306,275       287,260       267,349
   Federal funds purchased and securities sold under agreement to repurchase.......     15,003        18,836        14,973
   Long-term debt..................................................................      7,444         7,188         6,107
                                                                                      --------      --------      --------
               Total interest expense..............................................    328,722       313,284       288,429
                                                                                      --------      --------      --------
               Net interest income.................................................    440,526       412,389       374,874
Provision for losses on loans (note 3).............................................     26,660        32,296        31,766
                                                                                      --------      --------      --------
               Net interest income after provision for losses on loans.............    413,866       380,093       343,108
                                                                                      --------      --------      --------
Non-interest income:
   Data processing services........................................................    375,313       343,946       296,511
   Service charges on deposit accounts.............................................     61,803        56,215        52,417
   Fees for trust services.........................................................     15,341        12,645        11,438
   Credit card fees................................................................     13,581        11,001         9,105
   Securities gains (losses), net (note 2).........................................      1,299           (23)         (176)
   Other operating income (note 11)................................................     94,636        65,462        56,083
                                                                                      --------      --------      --------
               Total non-interest income...........................................    561,973       489,246       425,378
                                                                                      --------      --------      --------
Non-interest expense:
   Salaries and other personnel expense (note 8)...................................    378,367       336,419       293,533
   Net occupancy and equipment expense (notes 4 and 10)............................    155,783       136,372       121,141
   Other operating expenses (note 11)..............................................    139,498       128,502       122,362
   Special FDIC assessment.........................................................         --            --         4,546
   Minority interest in subsidiary's net income....................................     10,559         9,143         7,592
                                                                                      --------      --------      --------
               Total non-interest expense..........................................    684,207       610,436       549,174
                                                                                      --------      --------      --------
               Income before income taxes..........................................    291,632       258,903       219,312
Income tax expense (note 7)........................................................    104,524        93,667        79,708
                                                                                      --------      --------      --------
               Net income..........................................................   $187,108       165,236       139,604
                                                                                      ========      ========      ========

Net income per share (note 14):
   Basic...........................................................................   $    .71           .63           .53
                                                                                      ========      ========      ========
   Diluted.........................................................................        .70           .62           .53
                                                                                      ========      ========      ========

Weighted average shares outstanding (note 14):
   Basic...........................................................................    264,666       262,221       261,299
                                                                                      ========      ========      ========
   Diluted.........................................................................    269,151       265,665       263,834
                                                                                      ========      ========      ========


See accompanying summary of significant accounting policies and notes to consolidated financial statements.


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except per share data)

                                                                                                  ACCUMULATED
                                                                                    UNAMORTIZED      OTHER
YEARS ENDED DECEMBER 31, 1998,                SHARES   COMMON             TREASURY  RESTRICTED   COMPREHENSIVE  RETAINED
1997, AND 1996                                ISSUED   STOCK     SURPLUS   STOCK       STOCK     INCOME (LOSS)  EARNINGS  TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995................ 260,823  $260,823      --   (1,022)   (2,663)       4,924         431,493     693,555
Net income .................................      --        --      --       --        --          --          139,604     139,604
Other comprehensive loss, net of tax
 (note 15):
   Change in unrealized gains/losses on
     investment securities available for
     sale, net of reclassification
     adjustment.............................      --        --      --       --        --       (5,886)              --     (5,886)
   Loss on foreign currency translation.....      --        --      --       --        --         (101)              --       (101)
                                                                                                                         ---------
Other comprehensive loss....................      --        --      --       --        --           --              --      (5,987)
                                                                                                                         ---------
Comprehensive income........................      --        --      --       --        --           --              --     133,617
                                                                                                                         ---------
Cash dividends declared - $.19 per share....      --        --      --       --        --           --         (51,123)    (51,123)
Treasury shares purchased...................      --        --      --     (263)       --           --              --        (263)
Issuance of restricted stock (note 8).......     340       340   3,381       --    (3,771)          --              --         (50)
Amortization of restricted stock issued
  under restricted stock bonus plan (note 8)      --        --     469       --     1,090           --              --       1,559
Stock options exercised (note 8)............     795       795   2,072       --        --           --              --       2,876
Stock option tax benefit....................      --        --   3,394       --        --           --              --       3,394
Ownership change at majority-owned
  subsidiary................................      --        --     234       --        --           --              --         234
Fractional shares for stock split...........      (5)       (5)    (35)      --        --           --              --         (40)
                                             -------  --------  ------    -----     -----       ------         -------   ---------
Balance at December 31, 1996................ 261,953   261,953   9,515   (1,285)   (5,344)      (1,063)        519,974     783,750
Net income..................................      --        --      --       --        --           --         165,236     165,236
Other comprehensive income, net of tax -
  change in unrealized gains/losses on
  investment securities available for sale,
  net of reclassification adjustment
  (note 15).................................      --        --      --       --        --        6,763              --       6,763
                                                                                                                         ---------
Comprehensive income........................      --        --      --       --        --           --              --     171,999
                                                                                                                         ---------
Cash dividends declared - $.24 per share....      --        --      --       --        --           --         (62,948)    (62,948)
Issuance of restricted stock (note 8).......      13        13     233       --      (246)          --              --          --
Amortization of restricted stock issued
  under restricted stock bonus plan
  (note 8)..................................      --        --     (45)      --     1,856           --              --       1,811
Stock options exercised (note 8)............   1,020     1,020   3,334       --        --           --              --       4,354
Stock option tax benefit....................      --        --   4,775       --        --           --              --       4,775
Ownership change at majority-owned
  subsidiary................................      --        --      --       --        --           --             (47)        (47)
Fractional shares for stock split...........      (3)       (3)    (35)      --        --           --              --         (38)
                                             -------  --------  ------    -----     -----       ------         -------   ---------
BALANCE AT DECEMBER 31, 1997................ 262,983   262,983  17,777   (1,285)   (3,734)       5,700         622,215     903,656
NET INCOME..................................      --        --      --       --        --           --         187,108     187,108
OTHER COMPREHENSIVE INCOME, NET OF TAX
  (NOTE 15):
    CHANGE IN UNREALIZED GAINS/LOSSES ON
      INVESTMENT SECURITIES AVAILABLE FOR
      SALE, NET OF RECLASSIFICATION
      ADJUSTMENT............................      --        --      --       --        --       4,415              --        4,415
    GAIN ON FOREIGN CURRENCY TRANSLATION....      --        --      --       --        --           1              --            1
                                                                                                                          --------
OTHER COMPREHENSIVE INCOME..................      --        --      --       --        --          --              --        4,416
                                                                                                                          --------
COMPREHENSIVE INCOME........................      --        --      --       --        --          --              --      191,524
                                                                                                                          --------
ISSUANCE OF COMMON STOCK FOR ACQUISITIONS
  (NOTE 1)..................................   6,436     6,436  14,517       --        --          100          20,188      41,241
CASH DIVIDENDS DECLARED - $.29 PER SHARE....      --        --      --       --        --           --         (77,696)    (77,696)
AMORTIZATION OF RESTRICTED STOCK ISSUED
  UNDER RESTRICTED STOCK BONUS PLAN (NOTE 8)      --        --      36       --     1,189           --              --       1,225
STOCK OPTIONS EXERCISED (NOTE 8)............     978       978   4,161       --        --           --              --       5,139
STOCK OPTION TAX BENEFIT....................      --        --   5,351       --        --           --              --       5,351
OWNERSHIP CHANGE AT MAJORITY-OWNED
  SUBSIDIARY................................      --        --     141       --        --           --              --         141
FRACTIONAL SHARES FOR STOCK SPLIT...........      (3)       (3)    (77)      --        --           --              --         (80)
COMMITMENT OF STOCK DONATION TO CHARITABLE
  FOUNDATION................................      --        --     100       --        --           --              --         100
                                             -------  --------  -----     -----     -----       ------         -------    --------
BALANCE AT DECEMBER 31, 1998................ 270,394  $270,394  42,006   (1,285)   (2,545)      10,216         751,815   1,070,601
                                             =======  ========  ======    =====     =====       ======         =======   =========

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

YEARS ENDED DECEMBER 31,                                                                          1998       1997          1996
---------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
  Net income................................................................................    $187,108    165,236       139,604
  Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for losses on loans...........................................................      26,660     32,296        31,766
    Depreciation, amortization, and accretion, net..........................................      60,113     49,092        43,280
    Deferred income tax expense (benefit)...................................................       6,153        750        (9,483)
    Increase in interest receivable.........................................................      (3,152)    (6,911)       (1,113)
    Increase in interest payable............................................................       3,533      6,284           791
    Minority interest in subsidiary's net income............................................      10,559      9,143         7,592
    Increase in mortgage loans held for sale................................................     (85,376)    (2,522)      (12,173)
    Other, net..............................................................................     (47,500)       845         5,862
                                                                                                --------   --------      --------
          Net cash provided by operating activities.........................................     158,098    254,213       206,126
                                                                                                --------   --------      --------
INVESTING ACTIVITIES
  Cash acquired from acquisitions...........................................................      22,230         --        30,113
  Net (increase) decrease in interest earning deposits with banks...........................        (111)       768          (947)
  Net decrease (increase) in federal funds sold.............................................      50,876    (55,143)       85,583
  Proceeds from maturities and principal collections of investment securities available
       for sale.............................................................................     589,082    348,873       327,897
  Proceeds from sales of investment securities available for sale...........................     113,047     67,932       106,207
  Purchases of investment securities available for sale.....................................    (846,188)  (455,602)     (614,952)
  Proceeds from maturities and principal collections of investment securities held
       to maturity.........................................................................      161,122     70,086        71,091
  Purchases of investment securities held to maturity......................................      (91,790)   (37,884)      (53,833)
  Net increase in loans.....................................................................    (447,245)  (566,049)     (546,741)
  Purchases of premises and equipment.......................................................    (118,568)   (66,436)      (63,806)
  Disposals of premises and equipment.......................................................       1,926      2,274         2,986
  Proceeds from sales of other real estate..................................................      10,453      8,001         6,852
  Additions to contract acquisition costs...................................................     (20,105)   (17,558)       (7,890)
  Additions to computer software............................................................     (39,502)   (15,106)       (9,196)
                                                                                                --------   --------      --------
          Net cash used in investing activities.............................................    (614,773)  (715,844)     (666,636)
                                                                                                --------   --------      --------

FINANCING ACTIVITIES
  Net increase in demand and savings deposits...............................................     468,250    298,374       320,638
  Net (decrease) increase in certificates of deposit........................................    (165,269)   206,518       108,078
  Net increase (decrease) in federal funds purchased and securities
       sold under agreement to repurchase....................................................    189,524    (33,332)      109,723
  Principal repayments on long-term debt.....................................................    (14,934)    (9,980)      (20,872)
  Proceeds from issuance of long-term debt...................................................      8,320     38,871        11,340
  Purchases of treasury stock................................................................         --         --          (263)
  Dividends paid to shareholders.............................................................    (73,927)   (59,992)      (48,745)
  Proceeds from issuance of common stock.....................................................      4,942      4,354         2,867
                                                                                                --------   --------       -------
          Net cash provided by financing activities..........................................    416,906    444,813       482,766
                                                                                                --------   --------       -------
(Decrease) increase in cash and cash equivalents.............................................    (39,769)   (16,818)       22,256
Cash and cash equivalents at beginning of period.............................................    388,134    404,952       382,696
                                                                                                --------   --------       -------
Cash and cash equivalents at end of period...................................................   $348,365    388,134       404,952
                                                                                                ========   ========       =======


See accompanying summary of significant accounting policies and notes to consolidated financial statements.



IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OPERATIONS

         The consolidated financial statements include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries, all but one of which were wholly-owned at December 31, 1998. Synovus has 36 wholly-owned bank subsidiaries predominantly involved in retail and commercial banking activities and wholly-owned trust, mortgage, and broker/dealer companies which provide the necessary infrastructure for our affiliate banks to offer trust, mortgage, and brokerage services to our customers. Total System Services, Inc.
(TSYS), an 80.7% owned subsidiary, is a credit, debit, commercial and private label card processing company. On January 1, 1999, TSYS issued 854,042 shares of its common stock to Synovus in exchange for its business unit, Partnership Card Services. The transaction increased Synovus' ownership in TSYS to 80.8% effective January 1, 1999. In addition, the financial statements include joint ventures of TSYS accounted for under the equity method.

         The consolidated revenues are primarily contributed from the banking operations, with TSYS' revenues contributing approximately 30% of consolidated revenues. The banking operations' revenues are earned in four southeastern states: Georgia (59%), Alabama (20%), South Carolina (14%), and Florida (7%). TSYS has two major customers which together accounted for approximately 34%, 35% and 30% of its total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. TSYS' revenues are generated from customers located throughout the United States, Mexico, Puerto Rico, and Canada.

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

CASH FLOW INFORMATION

         For the years ended December 31, 1998, 1997, and 1996, income taxes of $91 million, $93 million, and $90 million, and interest of $325 million, $307 million, and $288 million, respectively, were paid.

         Loans receivable of approximately $9 million, $8 million, and $7 million were transferred to other real estate during 1998, 1997 and 1996, respectively.

         During 1998, Synovus completed three bank acquisitions accounted for as poolings of interests; however, financial information preceding the dates of acquisition have not been restated to include the financial position and results of operations of these acquired entities since the effect was not material. These transactions resulted in the following noncash increases for the year ended December 31, 1998: investment securities of $80.9 million, net loans of $413.3 million, mortgage loans held for sale of $31.3 million, premises and equipment of $16.1 million and deposits of $531.9 million, all of which were obtained in the stock-for-stock acquisitions.

FEDERAL FUNDS SOLD, FEDERAL FUNDS PURCHASED, AND SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

         Federal funds sold, federal funds purchased, and securities sold under agreement to repurchase generally mature in one day.

MORTGAGE LOANS HELD FOR SALE

         Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Fair values are based upon quoted prices from secondary market investors and forward commitments to sell. No valuation allowances were required at December 31, 1998 or 1997.

         The cost of mortgage loans held for sale is the mortgage note amount plus certain net origination costs less discounts collected.

INVESTMENT SECURITIES

         Synovus classifies its securities into two categories: available for sale or held to maturity. Held to maturity securities are those securities for which Synovus has the ability and intent to hold until maturity. All other securities not included in held to maturity are classified as available for sale.

         Available for sale securities are recorded at fair value. Fair value is determined at a specific point in time, based on quoted market prices. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of shareholders' equity, within other comprehensive income, until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized gains or losses included in other comprehensive income for a security transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

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

         Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full collection of interest or principal or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Such interest when ultimately collected, is recorded as interest income in the period received. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual classification.

RESERVE FOR LOAN LOSSES

         The reserve for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the reserve for loans losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the reserve. Management's evaluation of the adequacy of the reserve for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. This analysis includes consideration of historical performance, current economic conditions, level of nonperforming loans, loan concentrations, and review of certain individual loans.

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

         Management, considering current information and events regarding a borrowers' ability to repay its obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the reserve for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

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

PREMISES AND EQUIPMENT

         Premises and equipment, including leasehold improvements and purchased internal-use software, are reported at cost, less accumulated depreciation and amortization, which are computed using straight-line or accelerated methods over the estimated useful lives of the related assets.

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

Intangible Assets:

         Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, is being amortized using the straight-line method over periods of 5 to 25 years.

         The rights to service mortgage loans for others, regardless of whether the servicing rights are acquired through either the purchase or origination of mortgage loans, are recognized as separate assets. The capitalized mortgage servicing rights are evaluated for impairment based upon the fair value of those rights. Fair value is estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. In determining the present value, Synovus stratifies its mortgage servicing rights based on significant risk characteristics.

         Capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, using a method that approximates a level yield and taking into consideration prepayment of the underlying loans. Management re-evaluates the terms used for amortization based upon prepayment history and adjusts the terms as necessary.



IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

   Computer Software

         Software development costs are capitalized from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and computer software maintenance costs are expensed as incurred. Software development costs related to TSYS' core TS(2) cardholder system are amortized using the greater of the straight-line method over the estimated useful life of 10 years or the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of the straight-line method over the estimated useful life not to exceed 5 years or the ratio of current revenues to current and anticipated revenues.

   Investments in Bank-Owned Life Insurance Programs:

         Investments in bank-owned life insurance programs are carried at the cash surrender value of the underlying insurance contracts. The change in contract value during the period is recorded as an adjustment of premiums paid in determining the expense or income to be recognized under the contract during the period. Income or expense from bank-owned life insurance programs is included as a component of other operating income.

   Investments in Joint Ventures:

         TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico), a bankcard data processing operation located in Mexico, is accounted for under the equity method, as is TSYS' 50% investment in Vital Processing Services LLC. (Vital), a merchant processing operation headquartered in Tempe, Arizona.

   Contract Acquisition Costs:

         TSYS capitalizes certain contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the customer's cardholder accounts are converted to TSYS' processing system. All costs incurred prior to contract execution are expensed as incurred.

   Other Real Estate:

         Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan charge-off. Gain or loss on sale and any subsequent adjustment to the value are recorded as a component of noninterest expense.

DERIVATIVE FINANCIAL INSTRUMENTS

         As part of its overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps and purchased interest rate floor and collar arrangements. The fair values of these off-balance sheet derivative financial instruments are based on dealer quotes and third party financial models.

         Interest rate swaps, purchased floors, and purchased collars are accounted for on an accrual basis, and the net interest differential, including premiums paid, if any, is recognized as an adjustment to interest income or expense of the related designated asset or liability. Changes in the fair values of the swaps, purchased floors, and purchased collars are not recorded in the consolidated statements of income because these agreements are being treated as synthetic alterations of the designated assets or liabilities. Synovus considers its interest rate swaps to be a synthetic alteration of an asset or liability as long as (i) the swap is designated with a specific asset or liability or finite pool of assets or liabilities; (ii) there is a high correlation, at inception and throughout the period of the synthetic alteration, between changes in the interest income or expense generated by the swap and changes in the interest income or expense generated by the designated asset or liability, (iii) the notional amount of the swap is less than or equal to the principal amount of the designated asset or liability, and (iv) the swap term is less than or equal to the expected remaining term of the designated asset or liability. The criteria for consideration of a floor or collar as a synthetic alteration of an asset or liability are generally the same as those for a swap arrangement.

         If the swap, purchased floor or purchased collar arrangements are terminated before their maturity, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life or the maturity of the designated asset or liability as an adjustment to interest income or expense. If the designated asset or liability is sold or matures, the swap agreement is marked to market and the gain or loss is included with the gain or loss on the sale or maturity of the designated asset or liability. Changes in the fair value of any undesignated swaps, purchased floors, and purchased collars are included in other income in the consolidated statements of income.

         Premiums paid for purchased interest rate floor and collar agreements are amortized to interest income or expense over the terms of the floors and collars. Unamortized premiums are included in other assets in the consolidated balance sheets. Amounts receivable or payable under collar and floor agreements are accrued as an adjustment to interest income or expense.

DATA PROCESSING SERVICES

         TSYS' bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. TSYS' service contracts generally contain terms ranging from 3 to 10 years.

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



STOCK-BASED COMPENSATION

         Synovus accounts for its fixed stock-based compensation in accordance with the provisions set forth in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with APB Opinion No. 25, compensation expense is determined on the grant date only to the extent that the current market price of the underlying stock exceeds the exercise price on the grant date.

         The pro forma net income and earnings per share disclosures for employee stock-based grants made in 1995 and after are determined based upon the fair-value-based method which is defined in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

POSTRETIREMENT BENEFITS

         Synovus sponsors a defined benefit health care plan for substantially all of its employees and early retirees. The expected costs of retiree health care and other postretirement benefits are being expensed over the period that employees provide service.

SHARE AND PER SHARE RESTATEMENT

         All share and per share data has been restated to reflect the April 1998 three-for-two stock split that was issued on May 21, 1998, in the form of a 50% stock dividend.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         Fair value estimates are made at a specific point in time, based on relevant market information and other information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, Synovus' entire holdings of a particular financial instrument. Because no market exists for a portion of Synovus' financial instruments, fair value estimates are also based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

         Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred tax accounts, premises and equipment, computer software, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

COMPREHENSIVE INCOME

         In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other annual financial statements. The term "comprehensive income" is used in SFAS No. 130 to describe the total of all components of comprehensive income including net income. "Other comprehensive income" refers to revenues, expenses, gains, and losses that are included in comprehensive income but excluded from earnings under current accounting standards. Currently, "other comprehensive income" for Synovus consists of items previously recorded as a component of shareholders' equity under SFAS No. 52,"Foreign Currency Translation", and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Synovus has adopted the annual financial statement reporting disclosure requirements of SFAS No. 130 effective December 31, 1998. Prior years have also been restated.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

         Synovus must adopt SFAS No. 133 by January 1, 2000; however, early adoption is permitted. On adoption, the provisions of SFAS No. 133 must be applied prospectively. Synovus plans to adopt SFAS No. 133 on January 1, 2000.

         Synovus has not determined the impact that SFAS No. 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

OTHER

         Certain amounts in 1997 and 1996 have been reclassified to conform with the presentation adopted in 1998. The most significant of these changes relates to the reclassification of mortgage loans held for sale from loans to a separate line item, as reflected on the accompanying balance sheets.



IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE I BUSINESS COMBINATIONS


         On December 18, 1998, Synovus completed the acquisition of the $178 million asset Georgia Bank & Trust (GB&T), located in Calhoun, Georgia. Synovus issued 1,811,058 shares of common stock for all the issued and outstanding shares of GB&T.

         On November 30, 1998 Synovus completed the acquisition of the $55 million asset Bank of Georgia, located in Watkinsville, Georgia. Synovus issued 850,269 shares of common stock for all the issued and outstanding shares of Bank of Georgia.

         On September 1, 1998 Synovus completed the acquisition of the $348 million asset Community Bank Capital Corporation (CBCC). CBCC is the parent company of the Bank of North Georgia, located in Alpharetta, Georgia. Synovus issued 3,774,531 shares of common stock for all the issued and outstanding shares of CBCC.

         The aforementioned acquisitions have been accounted for as poolings of interests, except that the financial information preceding the dates of acquisition have not been restated to include the financial position and results of operations of these acquired entities since the effect was not material. The impact of these three acquisitions was an increase in net income of approximately $3.2 million for the year ended December 31, 1998, and an increase in total assets of approximately $645.8 million at December 31, 1998. Net income for the years ended December 31, 1997 and 1996 would have been increased by $7.2 million, and $4.9 million, respectively, if the previous years had been restated.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities at December 31, 1998 and 1997 are summarized as follows:

                                                                           DECEMBER 31, 1998
                                                         ------------------------------------------------------
INVESTMENT SECURITIES AVAILABLE FOR SALE                                 GROSS           GROSS         ESTIMATED
                                                         AMORTIZED     UNREALIZED      UNREALIZED        FAIR
(In thousands)                                             COST          GAINS           LOSSES          VALUE
----------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ............  $1,148,966        15,724          (1,322)     1,163,368
Mortgaged-backed securities............................     317,237         1,936            (765)       318,408
State and municipal....................................      11,113           273            (194)        11,192
Other investments......................................      18,712         2,818            (444)        21,086
                                                         ----------    ----------      ----------      ---------
   Total...............................................  $1,496,028        20,751          (2,725)     1,514,054
                                                         ==========    ==========      ==========      =========


                                                                           DECEMBER 31, 1997
                                                         ------------------------------------------------------
                                                                         GROSS           GROSS         ESTIMATED
                                                         AMORTIZED     UNREALIZED      UNREALIZED        FAIR
(In thousands)                                             COST          GAINS           LOSSES          VALUE
----------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ............  $1,166,562         9,508            (857)     1,175,213
Mortgaged-backed securities............................     129,575         1,156            (334)       130,397
State and municipal....................................         910            49              --            959
Other investments......................................      17,174         1,745            (452)        18,467
                                                         ----------    ----------      ----------      ---------
   Total...............................................  $1,314,221        12,458          (1,643)     1,325,036
                                                         ==========    ==========      ==========      =========


                                                                           DECEMBER 31, 1998
                                                         ------------------------------------------------------
INVESTMENT SECURITIES HELD TO MATURITY                                   GROSS           GROSS         ESTIMATED
                                                         AMORTIZED     UNREALIZED      UNREALIZED        FAIR
(In thousands)                                             COST          GAINS           LOSSES          VALUE
----------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ............  $   50,996           730             (31)        51,695
Mortgaged-backed securities............................      77,899         1,063            (101)        78,861
State and municipal....................................     152,904         4,719            (151)       157,472
Other investments......................................      21,814             1            (127)        21,688
                                                         ----------    ----------      ----------      ---------
   Total...............................................  $  303,613         6,513            (410)       309,716
                                                         ==========    ==========      ==========      =========


                                                                           DECEMBER 31, 1997
                                                         ------------------------------------------------------
                                                                         GROSS           GROSS         ESTIMATED
                                                         AMORTIZED     UNREALIZED      UNREALIZED        FAIR
(In thousands)                                             COST          GAINS           LOSSES          VALUE
----------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ............  $   63,372           395            (108)        63,659
Mortgaged-backed securities............................     123,519         1,030            (533)       124,016
State and municipal....................................     124,569         4,190            (146)       128,613
Other investments......................................      18,677           142              --         18,819
                                                         ----------    ----------      ----------      ---------
   Total...............................................  $  330,137         5,757            (787)       335,107
                                                         ==========    ==========      ==========      =========


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     The amortized cost and estimated fair value of investment securities at December 31, 1998 by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                 INVESTMENT SECURITIES                     INVESTMENT SECURITIES
                                                                    HELD TO MATURITY                        AVAILABLE FOR SALE
                                                               --------------------------               ---------------------------
                                                               AMORTIZED       ESTIMATED                AMORTIZED        ESTIMATED
(In thousands)                                                   COST          FAIR VALUE                  COST          FAIR VALUE
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies:
  Within 1 year............................................    $  8,032            8,092                  138,863          139,573
  1 to 5 years.............................................      18,654           19,050                  705,508          714,757
  5 to 10 years............................................      24,310           24,553                  304,595          309,038
  More than 10 years.......................................          --               --                       --               --
                                                               --------          -------                ---------        ---------
                                                               $ 50,996           51,695                1,148,966        1,163,368
                                                               ========          =======                =========        =========

State and municipal:
  Within 1 year............................................    $ 11,424           11,534                      750              752
  1 to 5 years.............................................      34,036           34,860                    3,566            3,484
  5 to 10 years............................................      63,776           65,563                    2,420            2,551
  More than 10 years.......................................      43,668           45,515                    4,377            4,405
                                                               --------          -------                ---------        ---------
                                                               $152,904          157,472                   11,113           11,192
                                                               ========          =======                =========        =========

Other investments:
  Within 1 year............................................    $     25               25                    3,779            3,675
  1 to 5 years.............................................          15               15                    1,514            1,625
  5 to 10 years............................................       1,236            1,236                    2,527            2,670
  More than 10 years.......................................      20,538           20,412                   10,892           13,116
                                                               --------          -------                ---------        ---------
                                                               $ 21,814           21,688                   18,712           21,086
                                                               ========          =======                =========        =========
Mortgage backed securities.................................    $ 77,899           78,861                  317,237          318,408
                                                               ========          =======                =========        =========

Total investment securities:
  Within 1 year............................................    $ 19,481           19,651                  143,392          144,000
  1 to 5 years.............................................      52,705           53,925                  710,588          719,866
  5 to 10 years............................................      89,322           91,352                  309,542          314,259
  More than 10 years.......................................      64,206           65,927                   15,269           17,521
  Mortgage backed securities...............................      77,899           78,861                  317,237          318,408
                                                               --------          -------                ---------        ---------
                                                               $303,613          309,716                1,496,028        1,514,054
                                                               ========          =======                =========        =========

     A summary of sales transactions in the investment securities available for sale portfolio for 1998, 1997, and 1996 is as follows:


                                                                                                        GROSS               GROSS
                                                                                                       REALIZED            REALIZED
(In thousands)                                                                   PROCEEDS               GAINS               LOSSES
------------------------------------------------------------------------------------------------------------------------------------
1998.........................................................................    $113,047                1,371               (72)
1997.........................................................................      67,932                  151              (174)
1996.........................................................................     106,207                  514              (690)


There were no sales transactions in the investment securities held to maturity portfolio during the three years ended December 31, 1998. Securities with a carrying value of $1,116,237 and $1,049,984 at December 31, 1998 and 1997,
respectively, were pledged to secure certain deposits and repurchase agreements as required by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  LOANS
     Loans outstanding, by classification, are summarized as follows:

(In thousands)
DECEMBER 31,                                                                     1998                   1997
-----------------------------------------------------------------------------------------------------------------
Commercial:
  Commercial, financial, and agricultural .....................................  $2,592,608             2,273,031
  Real estate-construction ....................................................   1,122,488               835,162
  Real estate-mortgage ........................................................   1,510,169             1,302,941
                                                                                 --------------------------------
    Total commercial ..........................................................   5,225,265             4,411,134
                                                                                 --------------------------------
Retail:
  Real estate-mortgage ........................................................   1,058,172             1,039,420
  Consumer loans-credit card ..................................................     257,721               306,360
  Consumer loans-other ........................................................     879,371               819,112
                                                                                 --------------------------------
    Total retail ..............................................................   2,195,264             2,164,892
                                                                                 --------------------------------
    Total loans ...............................................................  $7,420,529             6,576,026
                                                                                 ================================

     Activity in the reserve for loan losses is summarized as follows:

(In thousands)
DECEMBER 31,                                                 1998                1997                   1996
-----------------------------------------------------------------------------------------------------------------
Balance at beginning of year ..............................  $103,050            94,683                 81,384
Loan loss reserves of acquired subsidiaries ...............     6,170                --                    188
Provision for losses on loans .............................    26,660            32,296                 31,766
Recoveries of loans previously charged off ................     5,761             7,889                  6,525
Loans charged off .........................................   (30,819)          (31,818)               (25,180)
                                                             ----------------------------------------------------
Balance at end of year ....................................  $110,822           103,050                 94,683
                                                             ====================================================

     At December 31, 1998, the recorded investment in loans that were considered to be impaired was $26.9 million (of which $18.6 million were on a nonaccrual basis). Included in this amount is $14.1 million of impaired loans for which the related loan loss reserve is $5.3 million, and $12.8 million of impaired loans for which there is no related allowance determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

     At December 31, 1997, the recorded investment in loans that were considered to be impaired was $25.6 million (of which $12.6 million were on a nonaccrual basis). Included in this amount is $17.0 million of impaired loans for which the related loan loss reserve is $6.0 million, and $8.6 million of impaired loans for which there is no related allowance determined in accordance with SFAS
No. 114.


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The loan loss reserve amounts for impaired loans were primarily determined using the fair value of the loans' collateral. The average recorded investment in impaired loans was approximately $28,000,000, $30,000,000, and $40,000,000 for the years ended December 31, 1998, 1997, and 1996, respectively, and the related amount of interest income recognized during the period that such loans were impaired was approximately $1,504,000, $1,905,000, and $1,702,000 in 1998,
1997, and 1996, respectively.

     Loans on nonaccrual status amounted to approximately $20,533,000, $17,909,000, and $23,655,000 at December 31, 1998, 1997, and 1996, respectively.
If nonaccruing loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $1,874,000, $2,175,000, and $2,400,000 in 1998, 1997, and 1996, respectively.

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

     In the ordinary course of business, Synovus has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activities in these loans for the year ended December 31, 1998.

(In thousands)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997.............................................................................................  $143,326
Adjustment for executive officer and director changes....................................................................   (19,886)
                                                                                                                           ---------
Adjusted balance at December 31, 1997....................................................................................   123,440
New loans................................................................................................................    60,996
Repayments...............................................................................................................   (58,653)
                                                                                                                           ---------
Balance at December 31, 1998.............................................................................................  $125,783
                                                                                                                           =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  OTHER ASSETS

     Included in other assets are the following significant balances: mortgage servicing rights, investments in bank-owned life insurance programs, TSYS' computer software costs, contract acquisition costs, and investment in joint ventures.

     As of December 31, 1998 and 1997, Synovus had approximately $27,953,000 and $20,137,000, respectively, in capitalized mortgage servicing rights. There was no valuation allowance as of December 31, 1998 and 1997. At December 31, 1998 and 1997, Synovus serviced mortgage loans for unaffiliated investors of approximately $2,115,000,000 and $1,789,000,000, respectively.

     During 1998, one of Synovus' bank subsidiaries invested $40,000,000 in a bank-owned life insurance program. The carrying value of the underlying insurance contract at December 31, 1998 was $40,000,000.

     The following table summarizes TSYS' computer software at December 31, 1998 and 1997:

(In thousands)                                                             1998          1997
----------------------------------------------------------------------------------------------
Purchased computer software........................................     $68,636         39,466
TS(2)..............................................................      33,049         33,049
Other capitalized software development costs.......................      14,854          4,833
                                                                        -------        -------
                                                                        116,539         77,348
Less accumulated amortization......................................      50,677         34,215
                                                                        -------        -------
Computer software, net.............................................     $65,862         43,133
                                                                        =======        =======

     Employment costs capitalized as software development costs at TSYS for the years ended December 31, 1998, 1997, and 1996 were $10,021,000, $997,000, and
$178,000 respectively. Amortization expense related to purchased and capitalized software development costs was $16,774,000, $11,668,000, and $8,630,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

     Contract acquisition costs, net, at TSYS were $46,681,000 and $33,348,000 at December 31, 1998 and 1997, respectively. TSYS' investments in joint ventures, net, were $28,304,000 and $21,338,000 at December 31, 1998 and 1997,
respectively.

NOTE 5  INTEREST BEARING DEPOSITS

     A summary of interest bearing deposits at December 31, 1998 and 1997 is as follows:

(In thousands)                                                             1998          1997
-------------------------------------------------------------------------------------------------
Interest bearing demand deposits...................................     $1,364,858      1,128,407
Money market accounts..............................................      1,666,308      1,278,020
Savings accounts...................................................        454,373        446,497
Time deposits under $100,000.......................................      2,447,882      2,285,305
Time deposits over $100,000........................................      1,246,976      1,313,059
                                                                        ----------     ----------
                                                                        $7,180,397     $6,451,288
                                                                        ==========     ==========

     Interest expense for the years ended December 31, 1998, 1997, and 1996 on time deposits over $100,000 was $74,475,000, $68,425,000, and $62,074,000, respectively.


IF NOT US, WHO?  IF NOT HERE, WHERE?  IF NOT NOW, WHEN?

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6  LONG-TERM DEBT

     Long-term debt at December 31, 1998 and 1997 consists of the following:

In thousands                                                                                            1998             1997
------------------------------------------------------------------------------------------------------------------------------
Parent Company:

6.125% senior notes, due October 15, 2003, with semi-annual interest payments and principal
  to be paid at maturity .......................................................................     $ 75,000           75,000
8.75% debenture, due May 15, 2003, with minimum annual principal payments of $120 and $1,240
  at maturity ..................................................................................        1,720            1,960
                                                                                                     --------          -------
          Total Parent Company Debt.............................................................       76,720           76,960
                                                                                                     --------          -------
Subsidiaries:
Federal Home Loan Bank advances with various interest payments and principal payments due at various maturity dates through 2004 and interest rates ranging from 5.03% to 6.18% at
  December 31, 1998.............................................................................       49,343           45,300
9.23% note payable, due October 31, 2003, with annual principal and interest payments...........          245              282
8.00% capital lease obligation payable, due in monthly principal and interest payments
  through 2002..................................................................................          173              211
Other notes payable and capital lease obligations payable, with a weighted average interest
  rate of 3.55% maturing at various dates through 2000..........................................          534            3,421
                                                                                                     --------          -------
          Total Subsidiaries Debt...............................................................       50,295           49,214
                                                                                                     --------          -------
          Total Long-Term Debt..................................................................     $127,015          126,174
                                                                                                     ========          =======

     The provisions of the loan and security agreements associated with some of the promissory notes place certain restrictions, within specified limits, on payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 1998, Synovus and its subsidiaries were in compliance with the covenants of the aforementioned loan and security agreements.

     The Federal Home Loan Bank advances are secured by certain mortgage loans receivable as well as all of the stock of the Federal Home Loan Bank owned by various Synovus bank affiliates.

     Synovus has an unsecured line of credit, with an unaffiliated bank, for $25 million with an interest rate of 50 basis points above the "short-term index", as defined. There were no advances on this line of credit outstanding at any time during the years ended December 31, 1998 or 1997.

     Required annual principal payments on long-term debt for the five years subsequent to December 31, 1998, are as follows:


                                                PARENT
(In thousands)                                  COMPANY               SUBSIDIARIES            TOTAL
---------------------------------------------------------------------------------------------------
1999......................................  $   120                    2,509                 2,629
2000......................................      120                   26,339                26,459
2001......................................      120                    5,341                 5,461
2002......................................      120                    5,318                 5,438
2003......................................   76,240                    8,298                84,538


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7  INCOME TAXES

     For the years ended December 31, 1998, 1997, and 1996, income tax expense (benefit) consists of:

(In thousands)                                              1998           1997           1996
------------------------------------------------------------------------------------------------

Current:
  Federal.........................................       $ 93,576       87,235           82,996
  State...........................................          4,795        5,682            6,195
                                                         --------       ------           ------
                                                           98,371       92,917           89,191
                                                         --------       ------           ------
Deferred:
  Federal.........................................          5,181          632           (8,005)
  State...........................................            972          118           (1,478)
                                                         --------       ------           ------
                                                            6,153          750           (9,483)
                                                         --------       ------           ------
    Total income tax expense......................       $104,524       93,667           79,708
                                                         ========       ======           ======


     Income tax expense as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following:


(In thousands)                                              1998           1997           1996
------------------------------------------------------------------------------------------------

Taxes at statutory federal income tax rate........       $102,071       90,616            76,759
Tax-exempt income.................................         (2,739)      (2,438)           (2,859)
State income taxes, net of federal income
 tax benefit......................................          3,749        3,770             3,066
Minority interest.................................          3,696        3,200             2,657
Other, net........................................         (2,253)      (1,481)               85
                                                         --------       ------            ------
  Total income tax expense........................       $104,524       93,667            79,708
                                                         ========       ======            ======
  Effective tax rate..............................          35.84%       36.18             36.34
                                                         ========       ======            ======


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 1998 and 1997 are presented below:


(In thousands)                                                           1998          1997
---------------------------------------------------------------------------------------------
Deferred income tax assets:

Provision for losses on loans........................................   $41,923       41,016
Other assets.........................................................    12,633       12,721
                                                                        -------      -------
     Total gross deferred income tax assets..........................    54,556       53,737
                                                                        -------      -------

Deferred income tax liabilities:

Computer Software development costs..................................   (17,210)     (13,695)
Differences in depreciation..........................................    (7,653)      (6,257)
Capitalization of mortgage servicing rights..........................    (7,172)      (5,163)
Net unrealized gain on investment securities available for sale......    (6,850)      (4,110)
Purchase accounting adjustments......................................    (1,873)      (2,402)
Restricted stock awards..............................................      (495)      (1,206)
Other liabilities....................................................    (5,473)      (4,181)
                                                                        -------      -------
  Total gross deferred income tax liabilities........................   (46,726)     (37,014)
                                                                        -------      -------
     Net deferred income tax assets..................................   $ 7,830       16,723
                                                                        =======      =======

     There was no valuation allowance for deferred tax assets at December 31, 1998 and 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Synovus will realize the benefits of these deductible differences at December 31, 1998.


NOTE 8 EMPLOYEE BENEFIT PLANS

     Synovus has various stock option plans under which the Compensation Committee of the Board of Directors has the authority to grant options to key Synovus employees. At December 31, 1998, Snyovus had 8,139,760 shares of its authorized but unissued common stock reserved for future grants under the stock option plans. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

     On June 2, 1998, Snyovus granted 150 stock options to each employee for a total of 1,246,650 stock options. The exercise price per share is equal to the fair market value at the grant date of $22. The options are exercisable after the price of the stock has doubled or after three years, whichever comes first.

     Synovus applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, compensation expense for the 1998, 1997, and 1996 option plans has not been recognized in the accompanying financial statements. However, Synovus issued discounted options prior to 1995, the compensation cost of which is not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     A summary of the status of Synovus' stock option plans as of December 31, 1998, 1997, and 1996 and changes during the years then ended is presented below:

                                                1998                              1997                             1996
                                    ----------------------------      ---------------------------        -------------------------
                                                  WEIGHTED AVG.                     WEIGHTED AVG.                   WEIGHTED AVG.
                                    SHARES        EXERCISE PRICE      SHARES        EXERCISE PRICE       SHARES     EXERCISE PRICE
                                    ----------------------------      ----------------------------       -------------------------
Options outstanding at beginning
  of period ......................  12,935,897       $ 9.35            9,676,188        $ 5.96           7,614,891         $4.46
Options granted ..................   4,277,372        21.81            4,349,413         15.52           2,916,786          9.11
Options exercised ................    (978,199)        4.74           (1,020,627)         3.21            (795,666)         2.87
Options canceled .................    (135,977)       12.43              (69,077)        10.89             (59,823)         5.55
                                    ----------------------------------------------------------------------------------------------
  Options outstanding at end of
    period .......................  16,099,093        12.55           12,935,897          9.35           9,676,188          5.96
                                    ==============================================================================================
  Options exercisable at end of
    period .......................   6,044,417       $ 6.07            3,245,946        $ 4.32           2,627,832         $3.16
                                    ==============================================================================================

     The following is a summary of stock options outstanding at December 31, 1998:

                                                                                      WEIGHTED AVERAGE              WEIGHTED
       RANGE OF            OPTIONS           OPTIONS           WEIGHTED AVERAGE         EXERCISE PRICE-         AVERAGE REMAINING
    EXERCISE PRICES      OUTSTANDING        EXERCISABLE        EXERCISE PRICE        OPTIONS EXERCISABLE         CONTRACTUAL LIFE
    ---------------      -----------        -----------        ----------------      -------------------        -----------------
    $ 1.35 - $ 7.10       4,958,309          4,660,970               $ 4.95                $ 4.88                    3.6 years
    $ 8.72 - $ 9.61       2,884,527          1,249,983               $ 9.11                $ 9.58                    7.1 years
    $14.28 - $22.81       8,256,257            133,464               $18.25                $14.47                    7.3 years

     The per share weighted average fair value of stock options granted during 1998, 1997, and 1996 was $4.96, $4.29, and $4.15, respectively, using the Black Scholes option-pricing model with the following weighted average assumptions: expected life of 4 years, expected dividend yield of 1.3%, risk free interest rate of 5.3%, and an expected volatility of 32%, for 1998. An expected life of 4 years, expected dividend yield of 1.4%, risk free interest rate of 6.5% and an expected volatility of 22% were used for 1997 and 1996.

     Had Synovus determined compensation expense based on the fair value at the grant date for its stock options granted during the years 1995 through 1998 under SFAS No. 123, Synovus' net income would have been reduced to the pro forma amounts indicated below:

YEARS ENDED DECEMBER 31,                                1998                       1997                       1996
----------------------------------------------------------------------------------------------------------------------
  Net income (in thousands):
    As reported ......................................  $187,108                   165,236                    139,604
    Pro forma ........................................   179,056                   160,778                    137,650
  Earnings per share- diluted:
    As reported ......................................       .70                       .62                        .53
    Pro forma ........................................       .66                       .60                        .52

     In addition to the stock options described above, Synovus has awarded non-transferable, restricted shares of Synovus common stock to various key executives under key executive restricted stock bonus plans. The market value of the common stock at the date of issuance is included as a reduction of shareholders' equity in the consolidated balance sheets and is amortized as compensation expense using the straight-line method over the vesting period of the awards. Aggregate compensation expense with respect to the foregoing Synovus restricted stock awards was approximately $1,189,000, $1,856,000, and $1,090,000 in 1998, 1997, and 1996, respectively.

     Summary information regarding outstanding restricted stock bonus plans at December 31, 1998 is presented below:

                      Year awards              Market value
                        granted               at award date              Vesting period
                        -------               -------------              --------------
                         1994                   $  870,000                  5 years
                         1995                    2,054,000                  5 years
                         1996                    3,771,000                  5 years
                         1997                      246,000                  5 years

     TSYS has also awarded 1,438,800 non-transferable, restricted shares of its common stock to various key executives under restricted stock bonus plans. Compensation expense related to these restricted stock awards was approximately $44,325, $357,800, and $456,619, in 1998, 1997, and 1996 respectively. These awards were fully amortized during 1998.

IF NOT US, WHO? IF NOT HERE, WHERE?  IF NOT NOW, WHEN?

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Synovus generally provides noncontributory, trusteed, money purchase, profit sharing and 401(k) plans which cover all eligible employees. Annual discretionary contributions to these plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans for the years ended December 31, 1998, 1997, and 1996 were $38,704,000, $30,795,000 and $30,125,000, respectively.

     Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus' plans except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS contributed $5,448,000, $4,664,000 and $3,960,000 to these plans in 1998, 1997 and 1996, respectively.

     Synovus has also entered into employment agreements with certain executive officers for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The aggregate cost of these salary continuation plans and employment agreements was not material to the consolidated financial statements.

     Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost is not material to Synovus' consolidated financial statements.

NOTE 9  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying and estimated fair values of Synovus' on-balance sheet financial instruments at December 31, 1998 and 1997. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                                1998                           1997
                                                                    ---------------------------    ----------------------------
                                                                      CARRYING       ESTIMATED       CARRYING       ESTIMATED
(IN THOUSANDS)                                                         VALUE         FAIR VALUE       VALUE         FAIR VALUE
-------------------------------------------------------------------------------------------------------------------------------

Financial assets:
Cash and due from banks..........................................   $  348,365         348,365         388,134        388,134
Interest earning deposits with banks.............................        1,383           1,383           1,272          1,272
Federal funds sold...............................................       52,695          52,695          93,392         93,392
Mortgage loans held for sale.....................................      156,231         156,231          39,558         39,558
Investment securities available for sale.........................    1,514,054       1,514,054       1,325,036      1,325,036
Investment securities held to maturity...........................      303,613         309,716         330,137        335,107
Loans, net.......................................................    7,301,170       7,275,393       6,467,264      6,434,152
Purchased and originated mortgage servicing rights...............       27,953          28,890          20,137         27,931

Financial liabilities:
Non-interest bearing deposits....................................    1,362,401       1,362,401       1,256,639      1,256,639
Interest bearing deposits........................................    7,180,397       7,197,824       6,451,288      6,455,341
Federal funds purchased and securities sold under agreement
   to repurchase.................................................      496,013         496,013         305,868        305,868
Long-term debt...................................................      127,015         128,622         126,174        125,420


     The carrying and estimated fair values relating to off-balance sheet financial instruments are summarized in Note 10.

     Cash and due from banks, interest earning deposits with banks, and federal funds sold are repriced on a short-term basis; as such, the carrying value closely approximates fair value.

     The fair value of mortgage loans held for sale is based on quoted market prices of comparable instruments.

     The fair value of loans is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, home equity, credit card, and other consumer loans. Fixed rate commercial loans are further segmented into certain collateral code groupings. Commercial and other consumer loans with adjustable interest rates are assumed to be at fair value. Mortgage loans are further segmented into fixed and adjustable rate interest terms. Home equity and credit card loans have adjustable interest rates and are, therefore, assumed to be at fair value. The fair value of loans, except mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for certain prepayment assumptions, estimated using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

     In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, interest bearing demand deposit accounts, money market accounts, and savings accounts, is equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Short-term debt that matures within ten days is assumed to be at fair value. The fair value of short-term and long-term debt with fixed interest rates is calculated by discounting contractual cash flows using estimated market discount rates.

NOTE 10  COMMITMENTS AND CONTINGENCIES

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     Synovus is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, reduce its own exposure to fluctuations in interest rates, and to conduct lending activities. These financial instruments include commitments to extend credit, standby and commercial letters of credit, commitments to sell mortgage loans, and interest rate contracts. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

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

     Loan commitments and letters of credit at December 31, 1998 include the following:

(In thousands)
----------------------------------------------------------------------------
Standby letters of credit.......................................  $  326,076
Undisbursed construction loans..................................     508,006
Unused credit card lines........................................     709,344
Other loan commitments..........................................   1,004,560
                                                                  ----------
   Total........................................................  $2,547,986
                                                                  ==========

     Due to the short-term nature of the outstanding loan commitments, and the likelihood that, when funded, these loans will be indexed to the then current market rates, the off-balance sheet value closely approximates fair value.

     At December 31, 1998, outstanding commitments to sell mortgage loans amounted to approximately $150,000,000. Such commitments are entered into to reduce Synovus' exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding commitments to originate residential mortgage loans held for sale. The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates which generally do not exceed 90 days. The off-balance sheet value of outstanding commitments to sell mortgage loans at December 31, 1998 closely approximated fair value.

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

     The consolidated notional amount of interest rate swap, floor, and collar contracts was $595,000,000 and $515,000,000 as of December 31, 1998 and 1997,
respectively, with a carrying amount of $280,000 and $415,000 at December 31, 1998 and 1997, respectively. The estimated net unrealized gain (loss) on these interest rate contracts was $5,578,000 and $502,000 at December 31, 1998 and 1997, respectively.

     The interest rate contracts are being utilized to hedge approximately $773,500,000 in prime rate floating loans in Georgia and South Carolina.

IF NOT US, WHO?  IF NOT HERE, WHERE?  IF NOT NOW, WHEN?

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------

(Dollars in thousands)                         Weighted      Weighted          Weighted
                                  Notional     Average        Average      Average Maturity  Unrealized  Unrealized  Net Unrealized
December 31, 1998                  Amount   Receive Rate   Pay Rate(a)(b)     In Months        Gains       Losses    Gains (Losses
-----------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR       $235,000       5.79%          5.33%              9         $1,220         (16)         1,204
Receive fixed forward starting
    swaps - LIBOR                  100,000       5.90%          5.07%             41          1,455         (16)         1,439
Receive fixed swaps - Prime         95,000       8.79%          7.75%             29          2,226          --          2,226
                                  --------       ----           ----              --         ------          --          -----
    Total receive fixed swaps      430,000       6.48%          5.80%             21          4,901          32          4,869
                                  --------       ----           ----              --         ------          --          -----


                                               Weighted      Weighted          Weighted
                                  Notional      Average       Average      Average Maturity  Unrealized  Unrealized  Net Unrealized
                                   Amount      Cap Rate      Floor Rate        In Months        Gains      Losses     Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate collars     80,000       9.16%          7.91%             10         $  256          --            256


                                                Weighted                      Weighted
                                  Notional   Average Floor                 Average Maturity  Unrealized  Unrealized   Net Unrealized
                                   Amount         Rate                        In Months        Gains      Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors      85,000       7.87%                            24          $ 453         --             453


                                                                               Weighted
                                  Notional                                 Average Maturity  Unrealized  Unrealized   Net Unrealized
                                   Amount                                     In Months        Gains      Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Total                             $595,000                                        20         $5,610          32          5,578
                                  ========                                                   ======          ==          =====

                                               Weighted     Weighted           Weighted
                                  Notional     Average       Average       Average Maturity  Unrealized  Unrealized   Net Unrealized
DECEMBER 31, 1997                  Amount   Receive Rate   Pay Rate(a(b)      In Months        Gains      Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR       $255,000       5.84%          5.82%             24         $  160      (1,072)          (912)
Receive fixed forward
    starting Swaps - LIBOR          25,000       7.12%          5.81%             46            388          --            388
Received fixed swaps --
    Prime                           70,000       9.10%          8.50%             39          1,136          --          1,136
                                  --------       ----           ----              --         ------       -----          -----
    Total receive fixed
        swaps                      350,000       6.59%          6.35%             28          1,684      (1,072)           612
                                  --------       ----           ----              --         ------       -----          -----


                                               Weighted      Weighted          Weighted
                                  Notional   Average Cap      Average      Average Maturity  Unrealized  Unrealized   Net Unrealized
                                   Amount        Rate       Floor Rate        In Months        Gains      Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate             80,000       9.16%          7.91%             22             --         (48)           (48)
    collars

                                               Weighted                        Weighted
                                  Notional   Average Floor                 Average Maturity  Unrealized  Unrealized   Net Unrealized
                                   Amount        Rate                         In Months        Gains      Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate
    floors                          85,000       7.87%                            36             --         (62)           (62)

                                                                               Weighted
                                  Notional                                 Average Maturity  Unrealized  Unrealized   Net Unrealized
                                   Amount                                     In Months        Gains      Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Total                             $515,000                                        29         $1,684      (1,182)           502
                                  ========                                                   ======       =====            ===


(a) Variable pay rate based upon contract rates in effect at December 31, 1998 and 1997
(b) Pay rate on forward starting swaps is based on the three month LIBOR at December 31, 1998 and 1997.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LEASE COMMITMENTS

     Synovus and its subsidiaries have entered into long-term operating leases for various branch locations, corporate facilities, data processing equipment, and furniture. Management expects that, as these leases expire, they will be renewed or replaced by other leases. At December 31, 1998, minimum rental commitments under all such noncancelable leases for the next five years are as follows:


                                                 Equipment
                                     Real           and
(In thousands)                     Property      Furniture       Total
-----------------------------------------------------------------------

1999.............................  $ 8,888        70,793         79,681
2000.............................   10,161        66,709         76,870
2001.............................    8,615        32,171         40,786
2002.............................    6,783         8,896         15,679
2003.............................    2,172           953          3,125

     In 1997, TSYS entered into an operating lease agreement for TSYS' new corporate campus. Under the agreement, which is guaranteed by Synovus, the lessor is paying for the construction and development costs and has leased the facilities to TSYS commencing upon its completion for a term of three years. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $87 million. The terms of this lease financing arrangement include, among other things, that TSYS maintain certain minimum financial ratios and requires TSYS and Synovus to provide certain information to the lessor.

     Rental expense on equipment, including cancelable leases, was $55,320,000, $51,925,000, and $44,819,000 in 1998, 1997, and 1996, respectively. Rental expense on facilities was $7,547,000, $7,124,000, and $6,920,000 in 1998, 1997,
and 1996, respectively.

CONTRACTUAL COMMITMENTS

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

     Currently, multiple lawsuits seeking class action treatment are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) payments of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; (2) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance; and (3) the receipt of commissions by that Synovus subsidiary in connection with the sale of credit life insurance to its consumer credit customers and the charging of an interest surcharge and a processing fee in connection with consumer loans made by that subsidiary. These lawsuits seek unspecified damages, including punitive damages. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based upon information presently available, and in light of legal, equitable, and factual defenses available to Synovus and it subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted, however, that large punitive damage awards bearing little relation to the actual damages sustained by plaintiffs have been awarded in Alabama.

NOTE 11  SUPPLEMENTAL FINANCIAL DATA

     Components of other operating income and expenses in excess of 1% of total revenues for any of the respective years are as follows:

(In thousands)                                                                          1998        1997      1996
--------------------------------------------------------------------------------------------------------------------

Income:
     Income associated with originating, servicing, and selling mortgage loans.......  $21,302     10,663     8,671

Expenses:
     Stationery, printing, and supplies..............................................   28,133     25,913    24,104

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  OPERATING SEGMENTS

     Synovus has two reportable segments: banking operations and computerized data processing. The banking operations segment is predominately involved in commercial banking activities and also provides retail banking, trust, mortgage, and brokerage services. The data processing segment consists of TSYS' operations, which include credit, debit, commercial and private-label card processing. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment services provided are charged at the same rates as those charged to unaffiliated customers. Such services are included in the revenues and net income of the respective segments and are eliminated to arrive at consolidated totals.

     Segment information for the years ended December 31, 1998, 1997, and 1996 is presented below:

                                                 BANKING              DATA
(In thousands)                                  OPERATIONS          PROCESSING(c)          ELIMINATIONS          CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------
Revenues...........................1998        $   939,428             396,194              (4,401)(a)             1,331,221
   ................................1997            856,277             361,499              (2,857)(a)             1,214,919
   ................................1996            779,764             311,648              (2,731)(a)             1,088,681

Net interest income................1998            438,033               2,493                  --                   440,526
   ................................1997            410,075               2,315                  --                   412,390
   ................................1996            373,458               1,416                  --                   374,874

Income before taxes................1998            220,404              81,787             (10,559)(b)               291,632
   ................................1997            196,490              71,556              (9,143)(b)               258,903
   ................................1996            166,460              60,444              (7,592)(b)               219,312

Income tax expense.................1998             77,568              26,956                  --                   104,524
   ................................1997             69,589              24,078                  --                    93,667
   ................................1996             58,701              21,007                  --                    79,708

Net income.........................1998            142,836              54,831             (10,559)(b)               187,108
   ................................1997            126,901              47,478              (9,143)(b)               165,236
   ................................1996            107,759              39,437              (7,592)(b)               139,604

Total assets.......................1998         10,160,062             348,908             (10,961)(d)            10,498,009
   ................................1997          9,036,968             296,858             (73,495)(d)             9,260,331
   ................................1996          8,415,536             245,759             (48,951)(d)             8,612,344

(a) Principally, data processing service revenues provided to the banking segment.
(b) Minority interest in the data processing segment.
(c) Includes equity in income of joint ventures which is included in other operating income.
(d) Primarily TSYS' cash deposits with the banking operations segment.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 13 CONDENSED FINANCIAL INFORMATION OF SYNOVUS FINANCIAL CORP. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS
(In thousands)

DECEMBER 31,                                                                                       1998          1997
-----------------------------------------------------------------------------------------------------------------------
ASSETS

Cash.................................................................................          $    5,025         5.025
Investment in consolidated bank subsidiaries, at equity (including TSYS).............           1,093,343       931,250
Investment in consolidated nonbank subsidiaries, at equity...........................              31,682         6,581
Notes receivable from subsidiaries...................................................              21,463        35,717
Other assets.........................................................................              29,386        27,343
                                                                                               ----------     ---------
      Total assets...................................................................          $1,180,899     1,005,916
                                                                                               ==========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Long-term debt.......................................................................          $   76,720        76,960
Other liabilities....................................................................              33,578        25,300
                                                                                               ----------     ---------
      Total liabilities..............................................................             110,298       102,260
                                                                                               ----------     ---------
Shareholders' equity:
    Common stock.....................................................................             270,394       262,983
    Surplus..........................................................................              42,006        17,777
    Less treasury stock..............................................................              (1,285)       (1,285)
    Less unamortized restricted stock................................................              (2,545)       (3,734)
    Accumulated other comprehensive income...........................................              10,216         5,700
    Retained earnings................................................................             751,815       622,215
                                                                                               ----------     ---------
      Total shareholders' equity.....................................................           1,070,601       903,656
                                                                                               ----------     ---------
     Total liabilities and shareholders' equity.....................................           $1,180,899     1,005,916
                                                                                               ==========     =========


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF INCOME
(In thousands)

YEARS ENDED DECEMBER 31,                                                                       1998          1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Income:
    Dividends received from bank subsidiaries (including TSYS).........................      $120,321         97,376         61,925
    Management fees....................................................................         1,871          1,806          1,642
    Interest income....................................................................         2,237          1,853          1,678
    Other income.......................................................................         5,684          2,394          3,144
                                                                                             --------        -------        -------
       Total income....................................................................       130,113        103,429         68,389
                                                                                             --------        -------        -------
Expenses:
    Interest expense...................................................................         4,774          4,785          4,818
    Other expenses.....................................................................        24,651         23,718         25,129
                                                                                             --------        -------        -------
       Total expenses..................................................................        29,425         28,503         29,947
                                                                                             --------        -------        -------
       Income before income taxes and equity in undistributed income of subsidiaries...       100,688         74,926         38,442

Allocated income tax benefit...........................................................        (8,538)        (9,086)        (9,526)
                                                                                             --------        -------        -------
       Income before equity in undistributed income of subsidiaries....................       109,226         84,012         47,968
Equity in undistributed income of subsidiaries.........................................        77,882         81,224         91,636
                                                                                             --------        -------        -------
       Net income......................................................................      $187,108        165,236        139,604
                                                                                             ========        =======        =======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

YEARS ENDED DECEMBER 31,                                                                  1998                 1997           1996
----------------------------------------------------------------------------------------------------------------------------------


OPERATING ACTIVITIES
  Net income.......................................................................       $187,108          165,236        139,604
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Equity in undistributed earnings of subsidiaries.............................        (77,882)         (81,224)       (91,636)
      Net income of equity method investment.......................................           (157)             (44)           (92)
      Depreciation, amortization, and accretion, net...............................          1,309              847            768
      Net (decrease) increase in other liabilities.................................         (1,301)          (2,729)         3,930
      Net decrease (increase) in other assets.....................................           3,590           (6,833)         1,762
                                                                                          --------        ---------      ---------
        Net cash provided by operating activities..................................        112,667           75,253         54,336
                                                                                          --------        ---------      ---------
INVESTING ACTIVITIES
  Net investment in subsidiaries...................................................        (52,733)          (5,093)        (9,821)
  Net (increase) decrease in notes receivable from subsidiaries....................             --             (700)        (1,021)
  Net decrease (increase) in short-term notes receivable from subsidiaries.........         14,254           (8,392)         3,261
  Purchase of premises and equipment, net..........................................         (1,111)            (190)          (396)
                                                                                          --------        ---------      ---------
        Net cash used in investing activities......................................        (39,590)         (14,375)        (7,977)
                                                                                          --------        ---------      ---------
FINANCING ACTIVITIES
  Dividends paid to shareholders...................................................        (73,927)         (59,992)       (48,745)
  Principal repayments on long-term debt...........................................         (4,289)            (240)          (240)
  Purchase of treasury stock.......................................................             --               --           (263)
  Proceeds from issuance of common stock...........................................          5,139            4,354          2,867
                                                                                          --------        ---------      ---------
        Net cash used in financing activities......................................        (73,077)         (55,878)       (46,381)
                                                                                          --------        ---------      ---------
Increase (decrease) in cash........................................................             --            5,000            (22)
Cash at beginning of period........................................................          5,025               25             47
                                                                                          --------        --------       ---------
Cash at end of period..............................................................       $  5,025            5,025             25
                                                                                          ========        =========      =========


     For the years ended December 31, 1998, 1997, and 1996, the Parent Company paid income taxes of $91 million, $93 million, and $90 million, and interest in the amounts of $5 million each year.

     The amount of dividends paid to the Parent Company from each of the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 1999, in the aggregate, without prior approval from the banking regulatory agencies, is approximately $92,855,000. In prior years, Synovus' banks have received permission and have paid cash dividends to the Parent Company in excess of these regulatory limitations.

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

     Quantitative measures established by regulation to ensure capital adequacy require Synovus, on a consolidated basis, and the Parent Company and subsidiary banks, individually, to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 1998, that Synovus meets all capital adequacy requirements to which it is subject.

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     As of December 31, 1998, the most recent notification from The Federal Reserve Bank of Atlanta categorized the significant Synovus subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Management is not aware of the existence of any conditions or events occurring subsequent to December 31, 1998 which would affect Synovus' or its subsidiaries' well capitalized classifications.

     Actual capital amounts and ratios for Synovus are presented in the table below on a consolidated basis and for each significant subsidiary, as defined.

                                                                                                            TO BE WELL
                                                                                                         CAPITALIZED UNDER
                                                                             FOR CAPITAL                 PROMPT CORRECTIVE
(Amounts in thousands)                           ACTUAL                   ADEQUACY PURPOSES              ACTION PROVISIONS
                                          --------------------           -------------------           ---------------------
DECEMBER 31,                              1998            1997           1998           1997           1998           1997
----------------------------------------------------------------------------------------------------------------------------
SYNOVUS FINANCIAL CORP.

Tier I capital.........................$ 1,077,542       903,468        345,483        292,770            N/A            N/A
Total risk-based capital...............  1,187,261       997,061        690,966        585,540            N/A            N/A

Tier I capital ratio...................      12.48%        12.34           4.00           4.00            N/A            N/A
Total risk-based capital ratio.........      13.75         13.62           8.00           8.00            N/A            N/A
Leverage ratio.........................      10.76         10.02           4.00           4.00            N/A            N/A

COLUMBUS BANK AND TRUST COMPANY

Tier I capital.........................$   428,655       353,106         84,732         72,420        127,098        108,630
Total risk-based capital...............    446,192       371,986        169,463        144,840        211,829        181,050

Tier I capital ratio...................      20.24%        19.50           4.00           4.00           6.00           6.00
Total risk-based capital ratio.........      21.06         20.55           8.00           8.00          10.00          10.00
Leverage ratio.........................      21.22         18.26           4.00           4.00           5.00           5.00

THE NATIONAL BANK OF SOUTH CAROLINA

Tier I capital.........................$   111,129       102,739         47,474         42,620         71,212         63,930
Total risk-based capital...............    125,996       116,075         94,949         85,240        118,686        106,550

Tier I capital ratio...................       9.36%         9.64           4.00           4.00           6.00           6.00
Total risk-based capital ratio.........      10.62         10.89           8.00           8.00          10.00          10.00
Leverage ratio.........................       8.02          8.00           4.00           4.00           5.00           5.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14  EARNINGS PER SHARE

    The following table displays a reconciliation of the information used in calculating basic earnings per share and diluted earnings per share for the years ended December 31, 1998, 1997, and 1996.


                                                  1998                             1997                           1996
                                     ------------------------------     -----------------------------  -----------------------------
                                        NET     AVERAGE  NET INCOME      NET     AVERAGE   NET INCOME   NET      AVERAGE  NET INCOME
(In thousands, except per share data)  INCOME    SHARES   PER SHARE     INCOME   SHARES    PER SHARE   INCOME    SHARES   PER SHARE
------------------------------------------------------------------------------------------------------------------------------------
BASIC EPS

    Net Income....................... $187,108  264,666     $.71        $165,236 262,221     $.63      $139,604  261,299    $.53

    Effect of dilutive options.......       --    4,485                       --   3,444                     --    2,535
                                      --------  -------                 -------- -------               --------  -------

DILUTED EPS.......................... $187,108  269,151     $.70        $165,236 265,665     $.62      $139,604  263,834    $.53
                                      ========  =======     ====        ======== =======     ====      ========  =======    ====


    Options to purchase 10,000 shares of common stock at $22.81 per share were outstanding during the fourth quarter of 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

    Options to purchase 1,328,936 shares of common stock at $18.37 per share were outstanding during the second half of 1997 but were not included in the computation of diluted earnings per share during such period because the options' exercise price was greater than the average market price of the common shares.


NOTE 15  OTHER COMPREHENSIVE INCOME

    The components of other comprehensive income for the years ended December 31, 1998, 1997, and 1996 are as follows:

                                     1998                                 1997                                  1996
                     -----------------------------------   -----------------------------------   -----------------------------------
                     BEFORE-TAX  TAX EXPENSE  NET OF TAX   BEFORE-TAX  TAX EXPENSE  NET OF TAX   BEFORE-TAX  TAX EXPENSE  NET OF TAX
(In thousands)         AMOUNT     OR BENEFIT    AMOUNT      AMOUNT      OR BENEFIT   AMOUNT        AMOUNT     OR BENEFIT   AMOUNT
------------------------------------------------------------------------------------------------------------------------------------

Net unrealized
 gains/losses on
 investment
 securities
 available
 for sale:

 Unrealized gains
  (losses) arising
  during the year..  $ 8,478     (3,264)      5,214        10,974      (4,225)     6,749        (9,746)     3,752        (5,994)

 Reclassification
  adjustment for
  (gains) losses
  realized in net
  income...........   (1,299)       500        (799)           23          (9)         14           176        (68)          108
                     -------     ------       -----        ------      ------       -----        ------      -----        ------
 Net unrealized
  gains (losses)...    7,179     (2,764)      4,415        10,997      (4,234)      6,763        (9,570)     3,684        (5,886)

 Foreign currency
  translation
  adjustments......        1          -           1             -           -           -          (101)         -          (101)
                     -------     ------       -----        ------      ------       -----        ------      -----        ------

 Other comprehensive
  income............ $ 7,180     (2,764)      4,416        10,997      (4,234)      6,763        (9,671)     3,684        (5,987)
                     =======     ======       =====        ======      ======       =====        ======      =====        ======



                                                      303 Peachtree Street, N.E.
[KPMG LOGO]                                           Suite 2000
                                                      Atlanta, GA 30308




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Synovus Financial Corp.:

    We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of Synovus' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP
January 11, 1999


FINANCIAL HIGHLIGHTS
(Amounts in thousands, except per share data)


                                                                                              PERCENT
YEARS ENDED DECEMBER 31,                               1998                1997               CHANGE
-----------------------------------------------------------------------------------------------------
BALANCE SHEETS
  Assets.....................................    $10,498,009            $9,260,331            13.4%
  Loans, net.................................      7,301,170             6,467,264            12.9
  Deposits...................................      8,542,798             7,707,927            10.8
  Shareholders' equity.......................      1,070,601               903,656            18.5
  Book value per share.......................           3.96                  3.44            15.1
  Cash dividends declared per share..........            .29                   .24            20.8
  Shareholders' equity to assets.............          10.20%                 9.76
  Reserve for loan losses to loans...........           1.50                  1.57
-----------------------------------------------------------------------------------------------------

STATEMENTS OF INCOME
  Net income.................................    $   187,108            $  165,236            13.2%
  Net income per share -- basic..............            .71                   .63            12.2
  Net income per share -- diluted............            .70                   .62            11.8
-----------------------------------------------------------------------------------------------------

PERFORMANCE RATIOS
  Return on assets...........................           1.96%                 1.87
  Return on equity...........................          19.18                 19.80
  Net interest margin........................           5.22                  5.26
  Net overhead ratio.........................           1.19                  1.27
-----------------------------------------------------------------------------------------------------

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

                                FINANCIAL REVIEW

SUMMARY

     Synovus Financial Corp. (Synovus) has continued to improve its performance making 1998 the most successful year in its history. Net income for 1998 was $187.1 million, an increase of 13.2% over 1997 net income of $165.2 million. Diluted net income per share increased to $0.70 in 1998, up 11.8% over $0.62 per share in 1997. Return on assets continued to improve in 1998 increasing 9 basis points to 1.96%, compared to 1.87% in 1997. Return on equity was 19.18% in 1998, compared to 19.80% in 1997.

     These record results are attributable to the strong performance of Synovus' banking operations and Total System Services, Inc. (TSYS), Synovus' 80.7 percent owned subsidiary. TSYS provides bankcard data processing and related services to banks and other issuing institutions.

     Synovus' banking operations results, which exclude TSYS, continued to improve during 1998. Banking operations' net income increased 12.6% to $142.8 million, from $126.9 million in 1997. Return on assets for the year was 1.54%, and return on equity was 18.32%, compared to 1.48% and 18.80% for 1997, respectively.

     TSYS' net income for 1998 was $54.8 million, up 15.5%, over $47.5 million in 1997.

     Synovus' total assets ended the year at $10.5 billion, a growth rate of 13.4% for 1998, resulting from net loan growth of $833.9 million, or 12.9%. This asset growth was primarily funded by a $834.9 million, or 10.8%, increase in total deposits. The increases in both loans and deposits reflect the continued strength of the regional economy as well as market share gains. Shareholders' equity grew 18.5% to $1.1 billion, which represented 10.2% of total assets.

     During 1998, Synovus completed three bank acquisitions which were accounted for as poolings of interests; however, financial information preceding the dates of acquisition have not been restated since the effect was not material. Included in 1998 net income is $3.2 million related to these acquisitions. The acquisitions also contributed to the balance sheet growth, representing $581.0 million, $413.3 million, and $531.9 million, of the total increase in assets, net loans, and deposits, respectively, for the year ended December 31, 1998.

     On April 23, 1998, Synovus declared a three-for-two stock split effected May 21, 1998, to shareholders of record on May 7, 1998. All share, per share, and shareholders' equity amounts for all periods presented have been restated to reflect the additional shares outstanding resulting from the stock split.

     The following discussion reviews the results of operations and assesses the financial condition of Synovus. This discussion should be read in conjunction with the preceding consolidated financial statements and accompanying notes.


Table I

FIVE YEAR SELECTED FINANCIAL DATA (Amounts in thousands, except per share data)

                                                                                           YEARS ENDED DECEMBER 31,
                                                                        ------------------------------------------------------------

                                                                             1998        1997       1996(b)       1995       1994
                                                                        ------------------------------------------------------------

Net interest income.................................................     $  440,526     412,389     374,874     341,875     301,231
Provision for losses on loans.......................................         26,660      32,296      31,766      25,787      25,387
Non-interest income.................................................        561,973     489,246     425,378     340,834     274,332
Non-interest expense................................................        684,207     610,436     549,174     477,453     411,250
Net income..........................................................        187,108     165,236     139,604     114,583      89,452

Per share data:
     Net income - basic.............................................            .71         .63         .53         .44         .35
     Net income - diluted...........................................            .70         .62         .53         .44         .35
     Cash dividends declared........................................            .29         .24         .19         .16         .13
Investment securities...............................................      1,817,667   1,655,173   1,639,091   1,487,216   1,337,702
Loans, net of unearned income.......................................      7,411,992   6,570,314   6,028,194   5,487,167   5,065,411
Deposits............................................................      8,542,798   7,707,927   7,203,035   6,727,879   5,924,603
Long-term debt......................................................        127,015     126,174      97,283     106,815     139,811
Average total shareholders' equity..................................        975,737     834,726     730,541     639,426     566,562
Average total assets................................................      9,529,096   8,815,423   8,135,587   7,498,299   6,782,659

Ratios:
     Return on assets...............................................           1.96%       1.87        1.72        1.53        1.32
     Return on equity...............................................          19.18       19.80       19.11       17.92       15.79
     Dividend payout ratio (a)......................................          41.52       38.10       36.62       36.69       36.90
     Average shareholders' equity to average assets.................          10.24        9.47        8.98        8.53        8.35


(a) Determined by dividing dividends declared by net income, including pooled subsidiaries.
(b) 1996 selected financial data reflects the impact of the special FDIC assessment. Without the special FDIC assessment, net income would have been $142,400 and net income per share (basic and diluted) would have been $.55.


ACQUISITIONS


     During 1998, Synovus completed three bank acquisitions in fast growing communities north of Atlanta: Bank of North Georgia in Alpharetta; Bank of Georgia in Watkinsville; and Georgia Bank & Trust in Calhoun. These acquisitions added $581 million in assets and have expanded our geographic footprint in the Atlanta suburbs.

     A list of the bank acquisitions completed during the past three years follows:


(Dollars in thousands)


                                                                Total           Shares                Accounting
 Company and Location                       Date               Assets           Issued                 Treatment
 ---------------------               -----------------         --------        ---------        ----------------------

Georgia Bank & Trust --
  Calhoun, Georgia                  December 18, 1998         $178,000        1,811,058        Pooling (Non-restated)

Bank of Georgia --
  Watkinsville, Georgia             November 30, 1998         $ 55,000          850,269        Pooling (Non-restated)

Bank of North Georgia --
  Alpharetta, Georgia               September 1, 1998         $348,000        3,774,531        Pooling (Non-restated)

Two Branches --
  Rome, Georgia                     October 24, 1996          $ 46,464              N/A               Purchase



     This information is discussed in further detail in Note I of the financial statements.




TABLE 2

NET INTEREST INCOME
(In thousands)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------------
                                                                           1998               1997               1996
                                                                        ----------------------------------------------

Interest income.................................................        $769,248         $725,673             $663,303
Taxable-equivalent adjustment...................................           4,541            4,418                4,595
                                                                        --------         --------             --------
   Interest income, taxable-equivalent..........................         773,789          730,091              667,898
Interest expense................................................         328,722          313,284              288,429
                                                                        --------         --------             --------
   Net interest income, taxable-equivalent......................        $445,067         $416,807             $379,469
                                                                        ========         ========             ========

EARNING ASSETS, SOURCES OF FUNDS, AND NET INTEREST INCOME

     Average total assets for 1998 were $9.5 billion, or 8.1% over 1997 average total assets of $8.8 billion. Average earning assets for 1998 were $8.5 billion, which represented 89.6% of average total assets. A $575.5 million, or 7.9%, increase in average deposits for 1998 provided the primary funding for a $494.2 million, or 8.0%, increase in average net loans. Average shareholders' equity for 1998 was $975.7 million.

     For 1997, average total assets increased $679.8 million, or 8.4%. Average earning assets for 1997 were $7.9 billion, which represented 89.9% of average total assets. For more detailed information on Synovus' average balance sheets for the years ended 1998, 1997, and 1996, refer to Table 3.

     Net interest income (interest income less interest expense) is a major component of Synovus' net income, representing the earnings of Synovus' primary business of gathering funds from deposit sources and investing those funds in loans and securities. Synovus' long term objective is to manage those assets and liabilities to provide the largest possible amount of income while balancing interest rate, credit, liquidity, and capital risks.

     Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See Table 2). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing liability costs (spread rate), and by the percentage of interest earning assets funded by non-interest bearing liabilities.

     Net interest income for 1998 was a record $440.5 million, up $28.1 million, or 6.8%, from 1997. On a taxable-equivalent basis, net interest income was $445.0 million, up $28.3 million, or 6.8%, over 1997. During 1998, average interest earning assets increased $606.7 million, or 7.7%, with the majority of this increase attributable to loan growth. Increases in the level of time, money market, and interest-bearing demand deposits were the main contributor to the $410.1 million, or 6.2%, growth in average interest bearing liabilities. Average interest earning assets and interest bearing liabilities of $132.8 million and $117.9 million, respectively, were acquired in connection with the 1998 acquisitions.

     The 5.22% net interest margin achieved in 1998 is a 4-basis-point decrease over the 5.26% reported for 1997. This decease is the result of lower loan and investment yields partially offset by a lower cost of funds. Lower loan yields resulted primarily from a lower average prime rate for 1998. Another influence impacting the net interest margin is the percentage of earning assets funded by non-interest bearing liabilities. Funding for Synovus' earning assets comes from interest bearing liabilities, non-interest bearing liabilities, and shareholders' equity. Earning assets funded by non-interest bearing liabilities continue to provide a positive impact on the net interest margin.

     During 1997, net interest income and tax-equivalent net interest income increased 10.0% and 9.8%, respectively. Average interest earning assets grew 8.5% while interest bearing liabilities increased 7.9%. This growth, along with a 7-basis-point improvement in the net interest margin to 5.26% from 5.19%, contributed to Synovus' earnings. This increase was a result of higher investment yields, loan grown, increased loan yields and a relatively flat cost of funds. The net interest margin also increased as a result of a 6.1% increase in average non-interest bearing demand deposits.


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?
--------------------------------------------------------------------------------
TABLE 3

CONSOLIDATED AVERAGE BALANCES, INTEREST, AND YIELDS
(Amounts in thousands)


                                                              1998                                            1997
                                             ------------------------------------           --------------------------------------
                                             AVERAGE                       YIELD/           AVERAGE                         YIELD/
                                             BALANCE        INTEREST        RATE            BALANCE        INTEREST          RATE
                                             -------        --------       ------           -------        --------         ------
ASSETS
INTEREST EARNING ASSETS:
  Taxable loans, net(a)(b)................   $6,777,083      652,961       9.63%            $6,272,499     $613,506          9.78%
  Tax-exempt loans, net(a)(b)(c)..........       31,725        3,089       9.74                 32,965        3,447         10.46
  Reserve for loan losses.................     (104,830)          --         --                (95,648)          --            --
                                             ----------     --------                        ----------     --------
   Loans, net.............................    6,703,978      656,050       9.79              6,209,816      616,953          9.94
                                             ----------     --------                        ----------     --------
  Taxable investment securities(d)........    1,528,262       97,580       6.39              1,535,060       98,806          6.44
  Tax-exempt investment securities(c)(d)..      140,139       11,049       7.88                115,284        9,805          8.51
                                             ----------     --------                        ----------     --------
    Total investment securities...........    1,668,401      108,629       6.51              1,650,344      108,611          6.58
                                             ----------     --------                        ----------     --------
  Interest earning deposits with banks....          896           50       5.58                  1,394           73          5.24
  Federal funds sold......................       65,574        3,558       5.43                 32,053        2,086          6.51
  Mortgage loans held for sale............       95,699        5,502       5.75                 34,223        2,368          6.92
                                             ----------     --------                        ----------     --------
    Total interest earning assets.........    8,534,548      773,789       9.07              7,927,830      730,091          9.21
                                             ----------     --------       ----             ----------     --------            --

Cash and due from banks...................      309,906                                        310,437
Premises and equipment, net...............      325,233                                        259,908
Other real estate.........................        9,683                                         11,093
Other assets(e)...........................      349,726                                        306,155
                                             ----------                                     ----------
    Total assets..........................   $9,529,096                                     $8,815,423
                                             ==========                                     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES:
  Interest bearing demand deposits........   $1,162,355       29,000       2.49             $1,055,227       27,343          2.59
  Money market accounts...................    1,409,032       61,543       4.37              1,216,729       53,126          4.37
  Savings deposits........................      450,568       11,098       2.46                458,362       11,923          2.60
  Time deposits...........................    3,614,943      204,634       5.66              3,455,046      194,868          5.64
  Federal funds purchased and
    securities sold under agreement
    to repurchase.........................      302,980       15,003       4.95                349,929       18,836          5.38
  Other borrowed funds....................      126,318        7,444       5.89                120,759        7,188          5.95
                                             ----------     --------                        ----------     --------
    Total interest bearing liabilities....    7,066,196      328,722       4.65              6,656,052      313,284          4.70
                                             ----------     --------       ----             ----------     --------         -----
    SPREAD RATE...........................                                 4.42%                                             4.51%
                                                                           ====                                             =====

Non-interest bearing demand deposits......    1,264,027                                      1,140,107
Other liabilities.........................      223,136                                        184,538
Shareholders' equity......................      975,737                                        834,726
                                             ----------                                     ----------
    Total liabilities and
      shareholders' equity................   $9,529,096                                     $8,815,423
                                             ==========                                     ==========
NET INTEREST INCOME/MARGIN................                   445,067       5.22%                            416,807          5.26%
                                                                           ====                                             =====
Taxable-equivalent adjustment.............                    (4,541)                                        (4,418)
                                                            --------                                       --------
Net interest income, actual...............                  $440,526                                       $412,389
                                                            ========                                       ========




                                                              1996
                                             ------------------------------------
                                             AVERAGE                       YIELD/
                                             BALANCE        INTEREST        RATE
                                             -------        --------       ------
ASSETS
INTEREST EARNING ASSETS:
  Taxable loans, net(a)(b)................   $5,722,153     $557,984        9.75%
  Tax-exempt loans, net(a)(b)(c)..........       33,719        3,589       10.64
  Reserve for loan losses.................      (87,046)          --          --
                                             ----------     --------       -----
   Loans, net.............................    5,668,826      561,573        9.91
                                             ----------     --------
  Taxable investment securities(d)........    1,462,733       92,404        6.32
  Tax-exempt investment securities(c)(d)..      111,886       10,171        9.09
                                             ----------     --------
    Total investment securities...........    1,574,619      102,575        6.51
                                             ----------     --------
  Interest earning deposits with banks....        1,221           59        4.83
  Federal funds sold......................       35,213        1,866        5.30
  Mortgage loans held for sale............       27,946        1,825        6.53
                                             ----------     --------
    Total interest earning assets.........    7,307,825      667,898        9.14
                                             ----------     --------       -----

Cash and due from banks...................      312,997
Premises and equipment, net...............      234,351
Other real estate.........................       11,527
Other assets(e)...........................      268,887
                                             ----------
    Total assets..........................   $8,135,587
                                             ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES:
  Interest bearing demand deposits........   $  940,303       23,440        2.49
  Money market accounts...................    1,034,336       41,011        3.96
  Savings deposits........................      469,714       12,305        2.62
  Time deposits...........................    3,333,501      190,593        5.72
  Federal funds purchased and
    securities sold under agreement
    to repurchase.........................      288,107       14,973        5.20
  Other borrowed funds....................      101,289        6,107        6.03
                                             ----------     --------
    Total interest bearing liabilities....    6,167,250      288,429        4.67
                                             ----------     --------       -----
    SPREAD RATE...........................                                  4.47%
                                                                           =====

Non-interest bearing demand deposits......    1,074,676
Other liabilities.........................      163,120
Shareholders' equity......................      730,541
                                             ----------
    Total liabilities and
      shareholders' equity................   $8,135,587
                                             ==========
NET INTEREST INCOME/MARGIN................                   379,469        5.19%
                                                                           =====
Taxable-equivalent adjustment.............                    (4,595)
                                                            --------
Net interest income, actual...............                  $374,874
                                                            ========


(a) Average loans are shown net of unearned income. Nonperforming loans are included.
(b) Interest income includes loan fees as follows: 1998 - $29,380, 1997 - $25,744, 1996 - $23,929
(c) Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.
(d) Includes certain investment securities available for sale, at their respective average amortized cost. For the years ended December 31, 1998, 1997, and 1996, the average amortized cost of these securities amounted to $1,338,229, $1,308,234, and $1,206,522 respectively.
(e) In 1998, there was a $15,835 average net unrealized gain on investment securities available for sale. In 1997 and 1996, there were $974, and $3,370, respectively, of average net unrealized losses on investment securities available for sale.

--------------------------------------------------------------------------------
TABLE 4

RATE/VOLUME ANALYSIS
(In thousands)

                                                            1998 COMPARED TO 1997           1997 COMPARED TO 1996
                                                          --------------------------       -----------------------
                                                              CHANGE DUE TO (a)               CHANGE DUE TO (a)
                                                          --------------------------       -----------------------

                                                                    YIELD/      NET                YIELD/     NET
                                                          VOLUME     RATE     CHANGE       VOLUME   RATE    CHANGE
                                                          ------     ----     ------       ------   ----    ------

Interest earned on:
    Taxable loans, net...............................     $49,354   (9,899)   39,455       53,666   1,856   55,522
    Tax-exempt loans, net (b)........................        (130)    (228)     (358)         (80)    (62)    (142)
    Taxable investment securities....................        (438)    (788)   (1,226)       4,569   1,833    6,402
    Tax-exempt investment securities (b).............       2,114     (870)    1,244          309    (675)    (366)
    Interest earning deposits with banks.............         (27)       4       (23)           8       6       14
    Federal funds sold...............................       2,182     (710)    1,472         (167)    387      220
    Mortgage loans held for sale.....................       4,254   (1,120)    3,134          410     133      543
                                                          -------  -------    ------       ------  ------   ------
         Total interest income.......................      57,309  (13,611)   43,698       58,715   3,478   62,193
                                                          -------  -------    ------       ------  ------   ------

Interest paid on:
    Interest bearing demand deposits.................       2,776   (1,119)    1,657        2,865   1,038    3,903
    Money market accounts............................       8,397       20     8,417        7,232   4,883   12,115
    Savings deposits.................................        (203)    (622)     (825)        (297)    (85)    (382)
    Time deposits....................................       9,019      747     9,766        6,949  (2,673)   4,276
    Federal funds purchased and securities sold under
         agreement to repurchase.....................      (2,527)  (1,306)   (3,833)       3,213     650    3,863
    Other borrowed funds.............................         331      (75)      256        1,174     (93)   1,081
                                                          -------  -------    ------       ------  ------   ------
         Total interest expense......................      17,793   (2,355)   15,438       21,136   3,720   24,856
                                                          -------  -------    ------       ------  ------   ------
         Net interest income.........................     $39,516  (11,256)   28,260       37,579    (242)  37,337
                                                          =======  =======    ======       ======  ======   ======


(a) The change in interest due to both rate and volume has been allocated to the rate component.
(b) Reflects taxable-equivalent adjustments using the statutory federal income tax rate of 35% in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.




NON-INTEREST INCOME

    Non-interest income consists of a wide variety of fee generating services viewed as traditional banking services as well as those revenues earned by TSYS. During 1998, total non-interest income increased $72.7 million, or 14.9%. Revenues from bankcard data processing services offered by TSYS were the largest contributor increasing $31.4 million, or 9.1%, over 1997. Service charges on banking operations' deposit accounts increased $5.6 million, or 9.9% in 1998. Fees for trust services increased $2.7 million, or 21.3%, over 1997. Other operating income increased $29.2 million, or 44.6%, in 1998 with increases in mortgage revenues of $10.6 million, credit card servicing fees of $4.8 million, brokerage revenues of $1.8 million, and TSYS' equity in income of joint ventures of $3.6 million. Additionally, other operating income for 1998 included a $2.4 million gain from the sale of a corporate investment. Included in the components of non-interest income for 1998 is $3.5 million related to the 1998 bank acquisitions.

    TSYS contributed approximately 70% of Synovus' total non-interest income in 1998 with the majority of it reported as data processing services income. TSYS' revenues are derived from providing bankcard data processing and related services to banks and other institutions under long-term processing contracts. TSYS' services are provided to financial institutions and other organizations throughout the United States, Mexico, Puerto Rico, Canada and the Caribbean. These services are provided through TSYS' cardholder systems, TS (2) and TS (1). Data processing services revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file at TSYS. Cardholder accounts on file include active and inactive issuer, private label, and commercial card accounts. Due to the expanding use of bankcards and the increase in the number of cardholder accounts processed by TSYS, as well as increases in the scope of services offered, revenues relating to bankcard data processing services have continued to grow. Processing contracts with large customers, representing a significant portion of TSYS' total revenues, generally provide for discounts on certain services based on increases in the level of cardholder accounts processed. As a result, bankcard data processing revenues and the related margins are influenced by the customer mix relative to the size of customer bankcard portfolios, as well as the number and activity of individual cardholder accounts processed for each customer.

    The average number of TSYS' cardholder accounts on file increased 15.9% to
101.1 million in 1998, compared to 87.2 million in 1997, which represented a 21.1% increase over 72.0 million in 1996. At December 31, 1998, TSYS' cardholder accounts on file were approximately 117.6 million, up from 92.8 million and
79.4 million at December 31, 1997 and 1996, respectively.

    The increase in cardholder accounts on file at December 31, 1998, as compared to December 31, 1997, was the result of new customers, portfolio acquisitions, and the internal growth of existing customers. Approximately 13.3 million accounts added during 1998 were due to new customers and portfolio acquisitions by existing customers.

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

         A significant amount of TSYS' revenues are derived from long-term contracts with large customers, including certain major customers. Two of TSYS' customers, NationsBank and Bank of America, merged effective September 30, 1998 The new parent company of these entities is BankAmerica Corporation. Both customers were converted to TS2 during 1997. TSYS has long-term processing contracts with each of these customers, with NationsBank's ending in 2005 and Bank of America ending in 2007. TSYS is in the process of assessing implications of the merger on the existing contracts with each customer. The combination of NationsBank and Bank of America under a single processing agreement with TSYS will reduce TSYS' revenues in 1999 and future years because together NationsBank and Bank of America will be entitled to receive greater discounts than either would have been entitled to receive standing alone. BankAmerica Corporation accounted for approximately 21%,20% and 13% of total revenues for the years ended December 31, 1998, 1997, and 1996, respectively. The loss of BankAmerica Corporation, or other major or significant customers, could have a material adverse effect on TSYS' financial condition and results of operations.

         Near the end of the first quarter of 1998, AT&T completed the sale of its Universal Card Services (UCS) to Citibank, now a part of Citigroup after Citibank's merger with Travelers Group, Inc. Citigroup accounted for approximately 13%, 15%, and 17% of TSYS' total revenues for the years ended December 31, 1998, 1997, and 1996, respectively. On February 26, 1999, Citigroup notified TSYS of its decision to terminate UCS' processing agreement with TSYS for consumer credit card accounts at the end of its original term on August 1, 2000. Consumer credit card accounts represented 11.4% of total revenues derived by TSYS from Citigroup for the year ended December 31, 1998. TSYS' management believes that Citigroup will continue to be a major customer in 1999, but will not be a major customer in 2000, and that the loss of revenues from UCS for the months of August through December 2000, should not have a material adverse effect on TSYS' financial condition or results of operations for the year ending December 31, 2000.

         In May 1998, TSYS announced the signing of a long-term processing agreement with Sears, Roebuck and Co. to convert and process its 65 million private label accounts. TSYS successfully converted the first 7.2 million of these accounts to TS2 in October 1998. The conversion of the remainder of these accounts is anticipated to be completed during 1999.

         Synovus continues to emphasize the importance of growth in non-interest related sources of income in its banking operations via The New Bank initiatives. Designed to identify and integrate the people, programs, and systems Synovus will need for the 21st century, this vital strategy incorporates new technologies, new products and services, and will position Synovus to deliver even greater service to its customers and, ultimately, increased value to its shareholders. Non-interest income for Synovus' banking operations increased $35.9 million, or 29.3%, in 1998 and $12.8 million, or 11.7%, in 1997.

         Service charges on deposit accounts have historically been one of the primary sources of other income for Synovus' banking operations. In 1998, service charges on deposit accounts increased $5.6 million, or 9.9%, primarily as a result of increases in the number of accounts serviced and increased volume related to activity-based fees.

         Trust fees for 1998 increased $2.7 million, or 21.3%, over 1997. Fees for trust services are derived from performing estate administration, personal trust, corporate trust, and employee benefit plan administration. At December 31, 1998 and 1997, the total market value of assets administered by Synovus Trust Company and subsidiary bank trust operations was approximately $6.3 billion and $5.5 billion, respectively.

         Non-interest income in 1998 and 1997 has also been positively impacted by increases in revenues from originating, servicing, and selling mortgage loans. Mortgage revenues, a component of other operating income, were $21.3 million in 1998, a 99.8% increase over the $10.7 million earned in 1997. The low interest rate environment was the primary reason for the large increase in loan origination volume during 1998. Additionally, through Synovus Mortgage Corp.
(SMC), Synovus continued to build the infrastructure necessary to grow the mortgage banking operations. SMC enhances the mortgage products offered by the banking subsidiaries and generates additional fee income through mortgage servicing. SMC provides expertise in the areas of products and pricing to the subsidiary banks and serves as an outlet for placing these mortgage loans into the secondary market while retaining the related servicing rights.

         In 1997, total non-interest income increased $63.9 million, or 15.0%. Revenues from bankcard data processing services offered by TSYS were the largest contributor, increasing $49.9 million, or 16.0%, over 1996. Service charges on banking operations' deposit accounts increased $3.8 million, or 7.2%, primarily as a result of continued growth in the number of accounts serviced and increased volume related to activity-based fees. Fees for trust services increased $1.2 million, or 10.6%, over 1996. Other operating income increased $11.4 million, or 17.6%, in 1997 primarily due to increased product revenues from securities sales, credit card fees, mortgage related income, fees on letters of credit, and public finance bond activities.

NON-INTEREST EXPENSE

         Non-interest expense increased $73.8 million, or 12.1%, in 1998 over 1997. Management analyzes non-interest expense in two separate components: banking operations and TSYS. The table below summarizes this data for the years ended December 31, 1998, 1997, and 1996:


                                                                        1998                 1997                  1996
                                                                --------------------   -----------------    -------------------
(In thousands)                                                   Banking      TSYS     Banking    TSYS      Banking       TSYS
                                                                ---------    -------   -------   -------    -------     -------
Salaries and other personnel expense ..................         $ 214,772    160,855   188,980   147,439    171,180     124,259
Net occupancy and equipment expense ...................            45,355    105,658    41,687    94,685     39,023      82,118
M&I conversion expenses ...............................            11,304         --        --        --         --          --
Other operating expenses ..............................            72,391     63,313    69,056    59,446     71,634      53,368
Minority interest in subsidiary's net income ..........            10,559         --     9,143        --      7,592          --
                                                                ---------    -------   -------   -------    -------     -------
   Total non-interest expense .........................         $ 354,381    329,826   308,866   301,570    289,429     259,745
                                                                =========    =======   =======   =======    =======     =======

         During 1998, TSYS' operating expenses as a percentage of revenues remained consistent with prior years at 83.2%, compared to 83.4% and 83.3% for 1997 and 1996, respectively. The principal increases in operating expenses in 1998 compared to 1997 resulted from the addition of personnel and equipment, the additional investment in property, equipment and software, the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts; and certain costs associated with ongoing enhancements to TS2 as well as certain costs associated with the conversion of customers to TS2.

         A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1998, the average number of employees increased to 3,382, compared to 2,895 in 1997 and 2,498 in 1996. In addition to the growth in the number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. Employment costs capitalized as software development and as contract acquisition costs were $19.4 million, $4.4 million and $4.9 million in 1998, 1997 and 1996, respectively.

         Computer equipment and software rentals, which represent the largest component of TSYS' net occupancy and equipment expenses, increased $3.1 million, or 6.2%, in 1998 compared to 1997, and $6.7 million, or 15.5%, in 1997 compared to 1996. Due to rapidly changing technology in computer equipment, TSYS' equipment needs are achieved through operating leases. The decline in the rate of increase in equipment and software rentals is due mainly to replacing leases of old technology with new leases at lower costs. During 1998, TSYS made significant investments in computer software licenses related to its new East Center and to accommodate increased volumes due to the expected growth in the number of accounts associated with new customers. As a result, increased amortization of computer software costs accounts for the majority of the change in net occupancy and equipment expense.

         TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. In 1997, construction began on a campus-type facility which will serve as the TSYS' corporate headquarters; house administrative, client contact and programming team members; and allow for significant growth. TSYS has entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor has purchased the properties, is paying the construction and development costs, and has leased the facilities to TSYS commencing upon its completion. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property will be obligations of TSYS. TSYS began moving personnel into the new campus facility in December 1998, and should complete the move of a substantial number of its personnel to this facility by the end of the third quarter of 1999. With the move to the corporate campus, TSYS will not renew leases on certain facilities. TSYS estimates the increase in net occupancy and equipment expenses related to occupying the campus, to be approximately $5.3 million in 1999, and $7.0 million in 2000, net of the relinquished lease obligations.

         In 1998, non-interest expense for Synovus' banking operations increased $45.5 million or 14.7%. Expenses associated with the increase in the number of employees and normal salary increases as well as Marshall & Illsley (M&I) Data Services' system conversion expenses were the primary reasons for this increase. The average number of employees in banking operations increased from 4,526 in 1997 to 4,942 in 1998. This increase was primarily due to growth within the banking subsidiaries, as they continue to develop new products and provide additional services for their customers. During the first quarter of 1998, Synovus began the conversion of its bank data processing to the M&I system. This conversion, which was substantially completed in 1998, will greatly enhance the team members' capabilities to market The New Bank products and services, by providing more customer data at the point of service. In 1998, Synovus expensed approximately $11.3 million for this conversion. Other factors causing an increase in non-interest expense include training related to The New Bank initiatives and performance-based employee retirement plan expenses. Included in the components of non-interest expense for 1998 is $4.8 million related to the 1998 bank acquisitions.

         The banking operations' efficiency ratio increased slightly to 58.22% in 1998 compared to 56.54% in 1997. The increase was primarily due to the expenses associated with the M&I system conversion. Excluding the impact of the M&I system conversion expenses, banking operations' efficiency ratio improved slightly to 56.34% in 1998 from 56.54% in 1997.

         In 1997, total non-interest expense increased $61.3 million, or 11.2%,over 1996. Expenses incurred at TSYS increased $41.8 million, or 16.1%, in 1997 over 1996. In 1997, the average number of employees at TSYS increased from 2,498 in 1996 to 2,895 in 1997. This growth in employees, along with salary increases, resulted in a $23.2 million, or 18.7%, increase in employment expenses.

         Non-interest expense for Synovus' banking operations increased $19.4 million, or 6.7%, in 1997 over 1996. The largest contributor to this expense increase was employment expense and related primarily to additional employees hired in 1997. The average number of employees in banking operations increased from 4,197 in 1996 to 4,526 in 1997. This growth, primarily due to growth within the banking subsidiaries, resulted from their continued efforts to develop new products and provide additional services to their customers. Other factors causing an increase in non-interest expense include normal salary increases, training related to The New Bank initiatives, and performance-based employee retirement plan expenses.

YEAR 2000 READINESS DISCLOSURE

         Many computer programs were written with a two digit date field, and, if these programs are not made Year 2000 compliant, they will be unable to correctly process date information for the year 2000 and after. Through separate task forces, Synovus is continuing its ongoing projects to assure its processing systems will be Year 2000 compliant for its banking activities and at TSYS. The task forces are composed of dedicated resources as well as members from other areas within the banks and TSYS. Each Board of Directors has reviewed the overall project plans for the banks and TSYS with progress toward completion monitored regularly. The primary components of the plans include: awareness - assuring a common understanding of the issue throughout Synovus; assessment - identification of non-compliant hardware, equipment, and software as well as suppliers and vendors; renovation - renovation, replacement or retirement of programs; validation - testing modifications of programs including coordination of testing with third parties and vendors; and implementation - moving validated code to production.

   Banking Operations:

         For the banks, the conversion of the core processing systems to M&I should provide for Year 2000 compliance for those applications, including loans, deposits, and sales platforms. M&I has completed the Year 2000 renovation for its banking systems and is currently utilizing this renovated code for all processing. During the first quarter of 1999, M&I will be completing the testing phase in partnership with Synovus. As of the end of February 1999, 34 of the 36 banks were being processed using the M&I renovated code. The remaining two banks will be converted to the renovated code by the end of March 1999. The remaining personal computer hardware platforms and software programs as well as other ancillary systems such as ATM's, fax machines, copiers, and phone systems have been reviewed and all significant applications or infrastructure which need to be modified have been identified and will continue to be renovated and tested as necessary.

         Synovus' Year 2000 remediation plans are progressing on schedule. The conversion of all Synovus bank processing to M&I is substantially complete and the Year 2000 renovation of M&I systems has been completed. Testing of these systems has begun and will be completed during the first quarter of 1999. In August 1998, M&I received ITAA*2000 certification from the Information Technology Association of America. The program examines processes and methods used by companies to perform their year 2000 software conversions. In addition, M&I's progress and plans are subject to periodic review and evaluation by banking regulatory agencies. In August 1998, M&I adopted a "Year 2000 Contingency Strategy" plan. This plan includes an analysis of "most reasonably likely year 2000 worst case scenarios" and M&I's planned solutions to those scenarios. The plan follows all the Federal Financial Institutions Examination Council's (FFIEC) guidelines. Examples of these scenarios and planned solutions are, a power interruption at a data processing facility mitigated by an onsite generator, and simultaneous disasters at all data processing locations mitigated by the use of a prearranged third party facility.

         Business resumption contingency planning is underway at Synovus in accordance with the FFIEC guidelines. This planning effort will address specific issues related to Year 2000 service interruptions. Operational plans are being developed, and will be completed by June 30,1999, which will allow Synovus to operate in the event of the disruption of services from mission critical service providers, including M&I. Included in the Synovus business resumption contingency planning are measures that address liquidity and the ready availability of cash.

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?


         Based on currently available information, while management anticipates there could be isolated and intermittent disruptions of various services and interfaces at its business sites, there is no expectation of extensive or protracted systemic failures that would have a material adverse effect on the financial condition or results of operations of Synovus.

  TSYS:

         At TSYS, the core system of TS2 was designed to be Year 2000 compliant, and TSYS is continuing its ongoing project to ensure that all of TSYS' processing systems are Year 2000 compliant. As of December 31, 1998, TSYS had completed the awareness, assessment, renovation, and validation phases of its Year 2000 project. During 1998, two major renovation milestones were met. The first milestone, 100% of all critical code converted, was achieved in April 1998. The second, 100% of all noncritical code renovated, was completed in July 1998. The validation phase at TSYS included setting up a test environment, testing core system functionality and providing test results to clients. It was during this phase that Turn of The Century, Monthly Cycling, Leap Year and Millennium Year, and Month and Quarter end dates were tested. This phase concluded during October, and results were sent to customers in November and December 1998. The implementation phase, which allows clients the opportunity to test their specific code within a Year 2000 environment, has commenced and all aspects of such phase are expected to be completed by June 30,1999. Completion of all third party interface testing is dependent upon those third parties completing their own internal remediation. TSYS could be adversely affected to the extent third parties with which it interfaces have not properly addressed their Year 2000 issues.

         For TSYS, another significant aspect of the Year 2000 project is contingency planning, which is a process to ensure that TSYS can continue operations in the event that information technology systems, noninformation technology systems, or business relationships with vendors are not Year 2000 compliant. In January 1999, TSYS refined its Business Resumption Contingency Plan, or Y2K Day Plan, which is based on the TSYS Disaster Recovery Plan. This plan sets forth processes and procedures to follow in case TSYS experiences a problem with processing Year 2000 data or if mission-critical service providers suffer disruption. The plan includes the following.

         TSYS programming staff will be on site to immediately remediate any coding issues encountered. The Year 2000 Communication Center will act as the nerve center during the century changeover, monitoring processing status, conveying management decisions, and deploying resources where required.

         If a power loss is experienced for any reason at TSYS Data Centers which house mainframe and associated hardware, all critical systems would be powered through battery backup and diesel generators without experiencing any downtime. This process, referred to as TSYS' Uninterrupted Power Supply system, has enough fuel for 72 hours. TSYS has contracts with two separate fuel distributors to ensure that its operations could continue indefinitely. The fuel companies have backup generators in case of a power failure to keep their fuel pumps operational.

         TSYS has service agreements with IBM's Global Services to provide, through its business unit, Business Recovery Services, hot-site assistance and equipment for data center and network recovery in case of a natural or man-made disaster. Also, TSYS has contracts with other companies to receive immediate service and/or top priority in an emergency situation. Additionally, vendor technicians for key equipment will be on site for the period of December 31, 1999, through January 3, 2000.

         TSYS management believes that the most likely Year 2000 risks relate to third parties with which it has material relationships. A failure or disruption of (i) TSYS' mission-critical computer systems caused by third-party hardware/software, (ii) third-party service/network/gateway providers, or (iii) significant clients for an extended period, could adversely affect the financial condition and results of operations of TSYS. Management believes its internal review indicates that TSYS' mission-critical systems are Year 2000 ready; however, failure of a mission critical third-party provider could have a material adverse effect on TSYS' business, operations and financial results. However, based on currently available information, while management anticipates there could be isolated and intermittent disruptions of various services and interfaces at its business sites related to third parties with which it has material relationships, there is no expectation of extensive or protracted systemic failures that would have a material adverse effect on the financial condition or results of operations of TSYS.

         The majority of Synovus' costs in becoming Year 2000 compliant are related to TSYS. Such costs are being expensed as incurred and are not expected to have a material effect on Synovus' financial condition or results of operations for 1999. TSYS currently estimates the total cost for the Year 2000 project will amount to approximately $18 million of direct costs. This amount consists primarily of the costs associated with personnel dedicated to the Year 2000 project. During 1998, TSYS incurred $7 million of direct costs associated with the Year 2000 project and has incurred $9 million since project inception. The banking operations' Year 2000 remediation costs, other than those related to the conversion to M&I, are not material. The failure of Synovus or TSYS to be Year 2000 compliant would have a material adverse effect on Synovus' financial condition and results of operations.

         The costs of the projects and the dates on which Synovus and TSYS believe they will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of necessary technical resources and the cooperation of customers and vendors. However, there are no guarantees that these estimates will be achieved and actual results could differ materially from those anticipated.

         All forward-looking statements regarding Year 2000 readiness, including estimates, forecasts and expectations, are inherently uncertain as they are based on various expectations and assumptions concerning future events and are subject to numerous risks and uncertainties which could cause actual events or results to differ materially from those projected. Important factors upon which Synovus' Year 2000 forward-looking statements are premised include:
(a) retention of employees and contractors working on Year 2000 projects; (b) TSYS customers' remediation of their internal systems to be Year 2000 ready and their cooperation in timely testing; (c) no material disruption of telecommunication, data transmission networks, payment networks, government services, utilities or other infrastructure services and no unexpected failure of third-party products; (d) no unexpected failures by third-parties providing services to Synovus; (e) no undiscovered subversion of systems or program code affecting Synovus' system; and (f) no undiscovered material flaws in Synovus' test processes.

INVESTMENT SECURITIES

         Synovus' investment securities portfolio consists of debt and equity securities categorized as either available for sale or held to maturity. Investment securities provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance the interest rate risk of its loan portfolio. At December 31, 1998, approximately $1.1 billion of these investment securities were pledged as required collateral for certain deposits and repurchase agreements. See Table 14 for maturity and average yield information of the available for sale and held to maturity investment securities.

         Synovus' investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the natural mismatch inherent between the loan and deposit portfolios. With the strong loan demand at Synovus' subsidiary banks, there is little need for investment securities solely to augment income or utilize unpledged deposits. As such, Synovus' investment securities are primarily U.S. Treasuries, U.S. Government agencies, and Government agency sponsored mortgage-backed securities, all of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow "pass-through" of principal and interest. At December 31, 1998, substantially all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.

         As of December 31, 1998 and 1997, the estimated fair value of investment securities as a percentage of their amortized cost was 101.3% and 101.0%, respectively. The investment securities portfolio had gross unrealized gains of $27.3 million and gross unrealized losses of $3.1 million, for net unrealized gains of $24.1 million as of December 31, 1998. As of December 31, 1997, the investment securities portfolio had a net unrealized gain of $15.8 million. In accordance with SFAS No. 115, shareholders' equity contained a net unrealized gain of $11.2 million and $6.7 million recorded on the available for sale portfolio as of December 31, 1998 and 1997, respectively.

         During 1998, the average balance of investment securities increased to $1.67 billion, compared to $1.65 billion in 1997. Synovus earned a taxable-equivalent rate of 6.51% and 6.58% for 1998 and 1997, respectively, on its investment securities portfolio. As of December 31, 1998 and 1997, average investment securities represented 19.5% and 20.8%, respectively, of average interest earning assets. The decrease in the percentage of average investment securities to average interest earning assets was due to management's desire to utilize the majority of Synovus' funding growth to fund higher yielding loan growth.

         Table 5 presents the carrying value of investment securities held to maturity and investment securities available for sale at December 31,1998, 1997, and 1996.


TABLE 5

INVESTMENT SECURITIES
(In thousands)

                                                                                  DECEMBER 31,
                                                                   ------------------------------------------
                                                                       1998             1997           1996
                                                                   ------------------------------------------
Investment Securities Held to Maturity:
   U.S. Treasury and U.S. Government agencies ..............       $    50,996          63,372         84,366
   Mortgage-backed securities ..............................            77,899         123,519        156,319
   State and municipal .....................................           152,904         124,569        114,883
   Other investments .......................................            21,814          18,677          7,440
                                                                   -----------       ---------      ---------
     Total investment securities held to maturity ..........       $   303,613         330,137        363,008
                                                                   ===========       =========      =========

Investment Securities Available for Sale:
   U.S. Treasury and U.S. Government agencies ..............       $ 1,163,368       1,175,213      1,131,922
   Mortgage-backed securities ..............................           318,408         130,397        130,893
   State and municipal .....................................            11,192             959          1,014
   Other investments .......................................            21,086          18,467         12,254
                                                                   -----------       ---------      ---------
     Total investment securities available for sa1e ........       $ 1,514,054       1,325,036      1,276,083
                                                                   ===========       =========      =========

Total Investment Securities
   U.S. Treasury and U.S. Government agencies...............       $ 1,214,364       1,238,585      1,216,288
   Mortgage-backed securities ..............................           396,307         253,916        287,212
   State and municipal .....................................           164,096         125,528        115,897
   Other investments .......................................            42,900          37,144         19,694
                                                                   -----------       ---------      ---------
     Total investment securities ...........................       $ 1,817,667       1,655,173      1,639,091
                                                                   ===========       =========      =========

LOANS

         Loans are the primary interest earning asset for Synovus. When analyzing prospective loans, management assesses both interest rate objectives and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in subsidiaries' respective communities. As illustrated in Table 6, Synovus strives toward maintaining a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. Demonstration of that strategy results in the fact that Synovus has no significant concentration of loans to any single industry or borrower and no foreign loans as of the end of 1998.

         Representing 78.6% of average earning assets and 70.4% of average total assets, average net loans increased $494.2 million, or 8.0%, during 1998. Average net loans of approximately $100 million were acquired in connection with the 1998 acquisitions. Synovus has continued to experience growth in its existing portfolio and market share gains through successful business development and additional products and services offered to the current customer base. The mix of loan products being offered focuses on meeting the needs of customers in the markets served while maintaining adherence to sound lending practices. As a result of this emphasis, loans have continued to grow throughout Synovus' subsidiary markets, with the most significant growth in Alabama and South Carolina.

         Synovus has enjoyed a relatively strong average loan-to-deposit ratio over the past three years. The average loan-to-deposit ratio for 1998, 1997 and 1996 was 86.2%, 86.1%, and 84.0%, respectively.

         The growth in commercial loans was primarily centered in the larger markets in Alabama and South Carolina. These markets have continued to experience economic growth in 1998, especially with respect to real estate and working capital loans. Retail real estate mortgage loans increased at a slower rate during 1998 due to an increase in the volume of residential real estate mortgage loans sold to third-party investors.

IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

     The decrease in credit card loans during 1998 was primarily due to the termination of an affinity card relationship with a customer and the sale of the related receivables to our former affinity partner. This portfolio accounted for approximately $25 million of outstanding credit card receivables at year-end 1997. Another factor contributing to the decrease in credit card receivables is Synovus' focus on increased credit quality in the credit card area. This strategy was necessary to address the credit issues that Synovus, as well as the credit card industry overall, has been facing.

     Synovus continued to reduce its level of nonperfoming assets as a percentage of loans and other real estate during 1998 as a result of constant attention and focus on loan quality while at the same time meeting the customers' needs. Loan officers work with each customer to determine which loan products will optimally meet their individual and specific lending needs. This focus on underwriting loans that benefit the customer, while maintaining credit quality standards, causes Synovus to be optimistic about the future growth and quality of the loan portfolio.

     Table 6 shows the composition of the loan portfolio at the end of the past five years.


TABLE 6

LOANS BY TYPE
(In thousands)

                                                                             December 31,
                                                -------------------------------------------------------------------
                                                    1998          1997          1996           1995         1994
                                                -------------------------------------------------------------------
Commercial:
  Commercial, financial, and agricultural.......  $2,592,608    2,273,031     2,036,689      1,931,004    1,783,928
  Real estate-construction......................   1,122,488      835,162       730,785        578,712      472,131
  Real estate-mortgage..........................   1,510,169    1,302,941     1,234,981      1,160,089    1,030,524
                                                  ----------    ---------     ---------      ---------    ---------
     Total commercial...........................   5,225,265    4,411,134     4,002,455      3,669,805    3,286,583
                                                  ----------    ---------     ---------      ---------    ---------
Retail:
  Real estate-mortgage..........................   1,058,172    1,039,420       977,432        824,998      865,642
  Consumer loans-credit card....................     257,721      306,360       290,470        222,204      171,475
  Consumer loans-other..........................     879,371      819,112       768,072        784,972      756,402
                                                  ----------    ---------     ---------      ---------    ---------
     Total retail...............................   2,195,264    2,164,892     2,035,974      1,832,174    1,793,519
                                                  ----------    ---------     ---------      ---------    ---------
     Total loans................................   7,420,529    6,576,026     6,038,429      5,501,979    5,080,102

  Unearned income...............................      (8,537)      (5,712)      (10,235)       (14,812)     (14,691)
                                                  ----------    ---------     ---------      ---------    ---------
     Total loans, net of unearned income........  $7,411,992    6,570,314     6,028,194      5,487,167    5,065,411
                                                  ==========    =========     =========      =========    =========

     Commercial, financial, and agricultural loans include industrial revenue bonds and other loans that are granted primarily on the strength of the borrower's ability to generate repayment cash flows from income sources as well as the borrower's general credit standing, even though such loans and bonds may be secured by real estate or other assets. Real estate construction and mortgage loans represent extentions of credit used as interim or permanent financing of real estate properties that are secured by commercial real estate as well as 1-4 family residences.

     Generally, retail lending decisions are made based upon the cash flow or earning power of the borrower that represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Transactions secured by collateral result in a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the purpose of the loan, current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.

     Table 7 shows the maturity of selected loan categories as of December 31, 1998. Also provided are the amounts due after one year, classified according to the sensitivity in interest rates.


TABLE 7

LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY
(In thousands)

                                                                DECEMBER 31, 1998
                                                  ---------------------------------------------
                                                     ONE      OVER ONE YEAR   OVER
                                                     YEAR      THROUGH FIVE   FIVE
                                                    OR LESS        YEARS      YEARS      TOTAL
                                                   ----------     -------    -------   ---------
Selected loan categories:
  Commercial, financial, and agricultural......    $1,764,150     614,125    214,333   2,592,608
  Real estate-construction.....................       789,980     269,139     63,369   1,122,488
                                                   ----------     -------    -------   ---------
     Total.....................................    $2,554,130     883,264    277,702   3,715,096
                                                   ==========     =======    =======   =========
Loans due after one year:
  Having predetermined interest rates................................................ $  648,310
  Having floating interest rates.....................................................    512,656
                                                                                      ----------
     Total........................................................................... $1,160,966
                                                                                      ==========

         Actual repayments of loans may differ from the contractual maturities reflected above because borrowers have the right to prepay obligations with and without prepayment penalties. Additionally, the refinancing of such loans or the potential delinquency of such loans could also create differences between the contractual maturities reflected above and the actual repayment of such loans.

PROVISION FOR LOSSES ON LOANS AND NET CHARGE-OFFS

         Despite Synovus' credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-offs. The provision for loan losses is the charge to operating earnings necessary to maintain an adequate reserve for loan losses. Through the provision for loan losses, Synovus maintains a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. However, future additions to the reserve may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review Synovus' subsidiary banks' reserve for loan losses. Based on their judgments about information available to them at the time of their examination, such agencies may require Synovus' subsidiary banks to recognize additions to their reserve for loan losses.

         To determine the adequacy of the reserve for loan losses and the need for potential charges to the reserve, a formal analysis is completed quarterly to assess the risk within the loan portfolio. This assessment, conducted by lending officers and each bank's loan administration department as well as an independent holding company loan administration department, includes analysis of historical performance, the level of nonperforming loans, reviews of certain problem loans, loan activity since the last quarter, consideration of current economic conditions, and other pertinent information. Each one of Synovus' loans is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed grading system. An organizationally independent department also reviews grade assignments on an ongoing basis. The resulting conclusions are reviewed and approved by senior management.

         The reserve for loan losses consists of two main components: the allocated and unallocated reserves. Both components of the reserve are available to cover inherent losses in the portfolio. The allocated component of the reserve is determined by type of loan within the commercial and retail portfolios. Generally, the allocated reserve for commercial loans is based on application of loss reserve factors to the components of the portfolio based on the assigned loan grades. The estimated loss factors are based on historical losses with established minimum loss factors for certain loan grade categories. The allocated reserve for retail loans is generally determined on pools of homogeneous loan categories. Loss factors applied to these pools are also based on historical losses, current delinquency trends, changes in underwriting standards and other factors. The unallocated component of the reserve is established for loss exposure that may exist in the remainder of the portfolio, but has yet to be identified. This also compensates for the uncertainty in estimating loan losses. The unallocated component of the reserve is based upon management's evaluation of various conditions, the effects of which are not directly considered in the allocated reserve. These include credit concentrations, recent levels and trends in delinquencies and non-accruals, new credit products, changes in lending policies and procedures, changes in personnel, and regional and local economic conditions.

         In accordance with Statement of Financial Accounting Standards ("SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment The amount of impairment and any subsequent changes are recorded, through a charge to earnings, as an adjustment to the reserve for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the reserve for loan losses.

         Asset quality continued to improve during 1998, which resulted in a 17.5% decrease in the provision for loan losses to $26.7 million compared to $32.3 million in 1997. Reflecting the continued strength of the Southeastern regional economy and the emphasis on high credit quality and credit management, the ratio of nonperforming assets to loans and other real estate is at its lowest level in more than twenty years at .41% as of December 31, 1998, compared to the already low level of .44% at year-end 1997. The reserve for loan losses was 1.50% of loans, which provides coverage of 528.12% of nonperforming loans at December 31, 1998, compared to 557.87% at year-end 1997.

         Net charge-offs were $25.1 million in 1998, compared to $23.9 million in 1997. As a percentage of average net loans, the net charge-off ratio was
 .37% in 1998 compared to .38% in 1997. Credit card charge-offs represented 50% of the total net charge-offs for 1998, compared to 57% of total net charge-offs in 1997. Synovus, along with the rest of the credit card industry, has experienced a trend in higher than normal credit card charge-offs in the past two years. During 1998, Synovus continued to tighten its underwriting standards in the credit card area to address this issue. At December 31, 1998, credit card loans represented only 3.5% of Synovus' total loans outstanding, compared to 4.7% at year-end 1997.

         A summary, by loan category, of loans charged off, recoveries of loans previously charged off, and additions to the reserve through provision expense presented in Table 8.



IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

TABLE 8
RESERVE FOR LOAN LOSSES
(Amounts in thousands)


                                                                                   YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------------------
                                                                    1998        1997        1996        1995        1994
                                                                --------------------------------------------------------
Reserve for loan losses at beginning of year...............     $103,050        94,683      81,384      75,018    67,270
Reserve for loan losses of acquired subsidiaries...........        6,170             -         188       1,001     1,535

Loans charged off during the year:
    Commercial:
        Commercial, financial and agricultural.............        7,271         7,229       7,790      13,746    13,809
        Real estate-construction...........................          249           412         217         239       240
        Real estate-mortgage...............................        2,209         2,183       2,356       1,840     1,849
                                                                --------       -------      ------      ------    ------
            Total commercial...............................        9,729         9,824      10,363      15,825    15,898
                                                                --------       -------      ------      ------    ------

    Retail:
        Real estate-mortgage...............................        1,347         1,750       1,032         209       210
        Consumer loans-credit card.........................       13,940        14,306       7,798       6,627     6,658
        Consumer loans-other...............................        5,803         5,938       5,987       2,271     2,282
                                                                --------       -------      ------      ------    ------
            Total retail...................................       21,090        21,994      14,817       9,107     9,150
                                                                --------       -------      ------      ------    ------
            Total loans charged off........................       30,819        31,818      25,180      24,932    25,048
                                                                --------       -------      ------      ------    ------

Recoveries of loans previously charged off during the year:
    Commercial:
        Commercial, financial, and agricultural............        1,636         3,353       1,699       1,217     1,585
        Real estate-construction...........................          253            99         173          50        65
        Real estate-mortgage...............................          336         1,206       1,312          92       120
                                                                --------       -------      ------      ------    ------
            Total commercial...............................        2,225         4,658       3,184       1,359     1,770
                                                                --------       -------      ------      ------    ------

    Retail:
        Real estate-mortgage...............................          202           197         352         115       149
        Consumer loans-credit card.........................        1,392           737         776       1,237     1,611
        Consumer loans-other...............................        1,942         2,297       2,213       1,799     2,344
                                                                --------       -------      ------      ------    ------
            Total retail...................................        3,536         3,231       3,341       3,151     4,104
                                                                --------       -------      ------      ------    ------
            Total loans recovered..........................        5,761         7,889       6,525       4,510     5,874
                                                                --------       -------      ------      ------    ------
Net loans charged off during the year......................       25,058        23,929      18,655      20,422    19,174
                                                                --------       -------      ------      ------    ------
Additions to reserve through provision expense.............       26,660        32,296      31,766      25,787    25,387
                                                                --------       -------      ------      ------    ------
Reserve for loan losses at end of year.....................     $110,822       103,050      94,683      81,384    75,018
                                                                ========       =======      ======      ======    ======
Reserve for loan losses to loans, net of unearned income...         1.50%         1.57        1.57        1.48      1.48
                                                                ========       =======      ======      ======    ======

Ratio of net loans charged off to average loans
  outstanding, net of unearned income......................          .37%          .38         .32         .38       .41
                                                                ========       =======      ======      ======    ======

    An allocation of the reserve for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. Although other relevant factors are considered, the allocation is primarily based on previous charge-off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on historical data, subjective judgment, and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. Refer to Table 9 for a five year comparison of the allocation of the reserve for loan losses.

    The allocation of the reserve for loan losses reflects an allocated reserve of 1.69% of commercial, financial, and agricultural loans at December 31, 1988 compared to 1.83% at December 31, 1997. The decrease is a reflection of the lower levels of nonaccrual and impaired loans which are included in this loan category. The allocation of the reserve for loan losses to the retail loan portfolio reflects a consistent allocation of approximately 1.50% of year end outstandings. Included in this amount in 1998 is a slightly higher allocation against credit card loans based on prior year charge offs. The total reserve amount allocated to credit card loans is lower due to the reduction in outstandings.

    The unallocated component of the reserve for loan losses increased slightly from .33% to .35% of total loans at December 31, 1997 and 1998, respectively, an increase of $4.8 million. Management continues to believe that this level of unallocated reserve is appropriate in light of the increasing instability in the worldwide economic environment, the new markets entered into through recent acquisitions and the aggregate risk profile in the loan portfolio.


TABLE 9

ALLOCATION OF RESERVE FOR LOAN LOSSES
(Amounts in thousands)

                                                               DECEMBER 31,
                                -------------------------------------------------------------------------------
                                     1998             1997            1996            1995            1994
                                --------------   --------------   -------------   -------------   -------------
                                RESERVE    %*    RESERVE    %*    RESERVE   %*    RESERVE   %*    RESERVE   %*
                                --------   ---   --------   ---   -------   ---   -------   ---   -------   ---
Commercial:
  Commercial, financial and
    agricultural............... $ 43,902    35%  $ 41,544    34%  $38,171    34%  $32,810    35%  $32,343    36%
  Real estate-construction.....    1,340    15      1,766    13     1,163    12       570    11       562     9
  Real estate-mortgage......       6,381    20      5,562    20     5,110    20     4,392    21     4,329    20
                                --------   ---   --------   ---   -------   ---   -------   ---   -------   ---
         Total commercial...      51,623    70     48,782    67    44,444    66    37,772    67    37,234    65
                                --------   ---   --------   ---   -------   ---   -------   ---   -------  ----
Retail:
  Real estate-mortgage......       1,582    14        632    16       581    16       499    15       492    17
  Consumer loans-credit
    card....................      12,950     4     14,646     5    11,619     5     6,627     4     6,658     3
  Consumer loans-other......      18,435    12     17,421    12    15,088    13    14,610    14    14,277    15
                                --------   ---   --------   ---   -------   ---   -------   ---   -------   ---
         Total retail.......      32,967    30     32,699    33    27,288    34    21,736    33    21,427    35
                                --------   ---   --------   ---   -------   ---   -------   ---   -------   ---
Unallocated.................      26,232    --     21,479    --    22,951    --    21,876    --    16,357    --
                                --------   ---   --------   ---   -------   ---   -------   ---   -------   ---
         Total reserve for
           loan losses......    $110,822   100%  $103,050   100%  $94,683   100%  $81,384   100%  $75,018   100%
                                ========   ===   ========   ===   =======   ===   =======   ===   =======   ===

* Loan balance in each category expressed as a percentage of total loans.


NONPERFORMING ASSETS AND PAST DUE LOANS

     Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors' financial difficulties, and real estate acquired through foreclosure. Nonaccrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and/or interest is unlikely. Loans past due 90 days or more, which based on a determination of collectibility are accruing interest, are classified as past due loans. Nonaccrual loans are reduced by the direct application of interest and principal payments to loan principal, for accounting purposes only. In all circumstances, the determination of when to place loans on nonaccrual status is also based on evaluation of the individual characteristics of each particular loan, which may result in policy deviations in some circumstances. Table 10 presents the amount of interest income that would have been recorded on nonaccrual loans if those loans had been current and performing in accordance with their original terms.

     Synovus' nonperforming assets increased $1.5 million to $30.3 million with the corresponding nonperforming asset ratio improving to .41% as of December 31, 1998 compared to .44% as of year-end 1997. Synovus incurred a 5.3% increase in nonperforming assets while increasing loans $844.5 million or 12.8%, during 1998. Loans 90 days past due and still accruing, as a percentage of total loans outstanding, remained consistent with prior year levels at .33% at December 31, 1998 compared to .32% at year-end 1997. Management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments on the loans and management further believes the resolution of these delinquencies will not cause a material increase in nonperforming assets.

     Management continuously monitors nonperforming, impaired, and past due loans, in order to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have been excluded from nonperforming assets or impaired loans. Impaired loans at December 31, 1998 and 1997 are $26.9 million and $25.6 million, respectively. Management further believes nonperforming assets and impaired loans include any material loans in which doubts exist as to the collectibility of amounts due according to the contractual terms of the loan agreement.


IF NOT US, WHO?  IF NOT HERE, WHERE?  IF NOT NOW, WHEN?

TABLE 10

NONPERFORMING ASSETS AND PAST DUE LOANS
(Amounts in thousands)


                                                                                             DECEMBER 31,
                                                                -------------------------------------------------------------------
                                                                  1998           1997             1996            1995        1994
                                                                -------------------------------------------------------------------
Nonaccrual loans...........................................     $20,533         17,909           23,655         21,469       26,497
Restructured loans.........................................         452            563            1,625          1,733        1,900
                                                                -------         ------           ------         ------       ------
      Nonperforming loans..................................      20,985         18,472           25,280         23,202       28,397
Loans 90 days past due and still accruing..................      24,628         20,881           15,805         11,417        7,383
                                                                -------         ------           ------         ------       ------
      Total................................................     $45,613         39,353           41,085         34,619       35,780
                                                                =======         ======           ======         ======       ======
Nonperforming assets:
    Nonperforming loans(a).................................     $20,985         18,472           25,280         23,202       28,397
    Other real estate......................................       9,348         10,335           10,782         12,071       12,355
                                                                -------         ------           ------         ------       ------
      Total................................................     $30,333         28,807           36,062         35,273       40,752
                                                                =======         ======           ======         ======       ======
Nonperforming assets to total loans and other real estate..         .41%           .44              .59            .64          .80
                                                                =======         ======           ======         ======       ======
Reserve for loan losses to nonperforming loans.............      528.12%        557.87           374.54         350.76       264.18
                                                                =======         ======           ======         ======       ======

Interest income on nonperforming loans that would have been reported for the years ended December 31, 1998, 1997, and 1996 is summarized as follows:



                                                                                           1998              1997              1996
                                                                                          ------            -----             -----
Interest at contractual rates (b)......................................................   $2,890            3,132             3,294
Less interest recorded as income.......................................................    1,009              948               878
                                                                                          ------            -----             -----
    Reduction of interest income.......................................................   $1,881            2,184             2,416
                                                                                          ======            =====             =====

(a) Nonperforming assets exclude loans 90 days past due and still accruing.
(b) Interest income that would have been recorded if the loans had been current and performing in accordance with their original terms.

DEPOSITS

     Deposits provide the most significant funding source for Synovus' interest earning assets. Table 11 shows the relative composition of average deposits for 1998, 1997, and 1996. Refer to Table 12 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 14.6% and 17.0% of total deposits at December 31, 1998 and 1997, respectively. Synovus' large denomination time deposits are generally from customers within the local market areas of its subsidiary banks, and, therefore, provide a greater degree of stability than is typically associated with this source of funds. Time deposits over $100,000 at December 31, 1998, 1997, and 1996 were $1.2 billion, $1.3 billion, and $1.1 billion, respectively. Interest expense for the years ended December 31, 1998, 1997, and 1996 on these large denomination deposits was $74.5 million, $68.4 million, and $62.1 million, respectively.

     During 1998, Synovus' average deposits increased $575.5 million, or 7.9%, to $7.9 billion from $7.3 billion in 1997. Average deposits of approximately $127 million were acquired in connection with the 1998 acquisitions. Excluding these acquisitions, average deposits increased $448.5 million. Average interest bearing deposits for 1998, which include interest bearing demand deposits, money market accounts, saving deposits, and time deposits, increased $451.5 million, or 7.3%, from 1997. Average non-interest bearing demand deposits increased $123.9 million, or 10.9%, during 1998. Average interest bearing deposits increased $407.5 million, or 7.1%, from 1996 to 1997, while average non-interest bearing demand deposits increased $65.4 million, or 6.1%. See Table 3 for further information on average deposits, including the average rates paid for 1998, 1997, and 1996.

TABLE 11

AVERAGE DEPOSITS
(In thousands)


                                                               YEARS ENDED DECEMBER 31,
                                                      ---------------------------------------------
                                                         1998             1997               1996
                                                      ---------------------------------------------
Non-interest bearing demand deposits................  $1,264,027        1,140,107         1,074,676
Interest bearing demand deposits....................   1,162,355        1,055,227           940,303
Money market accounts...............................   1,409,032        1,216,729         1,034,336
Savings deposits....................................     450,568          458,362           469,714
Time deposits.......................................   3,614,943        3,455,046         3,333,501
                                                      ----------        ---------         ---------
         Total average deposits.....................  $7,900,925        7,325,471         6,852,530
                                                      ==========        =========         =========

TABLE 12

MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE
(In thousands)


                                                                                       DECEMBER 31, 1998
                                                                                       -----------------
3 months or less..................................................................         $  441,860
Over 3 months through 6 months....................................................            248,116
Over 6 months through 12 months...................................................            321,154
Over 12 months....................................................................            235,846
                                                                                           ----------
         Total outstanding........................................................         $1,246,976
                                                                                           ==========

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

         Simulation modeling is the primary tool used by Synovus to measure its interest rate sensitivity. On at least a quarterly basis, the following 24 month time period is simulated to determine the sensitivity of net interest income to changes in interest rates. The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario. Simulation modeling enables Synovus to capture the effect of these differences. Simulation also enables Synovus to capture the effect of expected changes in asset and liability volumes as well as expected prepayment level changes on selected assets subject to prepayment

         Synovus maintains policies designed to limit the maximum acceptable negative impact on net interest income over a twelve month time horizon from a gradual change in interest rates of up and down 200 basis points. The current policy limits this change to 8% of projected net interest income under a stable interest rate environment. As of December 31, 1998, Synovus was well within its policy guidelines with simulations indicating that Synovus is positioned such that its net interest income will slightly increase in a rising rate environment and decrease by no more than 3% in a declining rate environment

         Another tool utilized by Synovus' management is cumulative gap analysis, which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time periods. Table 13 reflects the gap positions of Synovus' consolidated balance sheets on December 31, 1998 and 1997, at various repricing intervals. The projected deposit repricing volumes reflect adjustments based on management's assumptions of the expected rate sensitivity relative to the prime rate for core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts). Management believes that these adjustments allow for a more accurate profile of Synovus' interest rate risk position. The projected investment securities repricing reflects expected prepayments on mortgage-backed securities and expected cash flows on securities subject to accelerated redemption options. These assumptions are made based on the interest rate environment as of each balance sheet date and are subject to change as the general level of interest rates change. Management would anticipate a modest lengthening of average investment maturities in a rising rate environment and a more limited shortening in a declining rate environment. While these potential changes are not depicted in the static gap analysis, simulation modeling allows for the proper analysis of these and other relevant potential changes. This gap analysis indicates, primarily due to the significant volume of floating rate loans, that Synovus is asset sensitive in the three month time frame. This asset sensitivity is largely offset in the four to twelve month time frame resulting in a cumulative one-year gap of minus
 .3% as of December 31, 1998. Management believes that adjusted gap analysis is a useful tool for measuring interest rate risk only when used in conjunction with its simulation model.


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

TABLE 13

INTEREST RATE SENSITIVITY
(Amounts in millions)

                                                                                                  DECEMBER 31, 1998
                                                                                    --------------------------------------------
                                                                                      0-3          4-12         1-5      OVER 5
                                                                                     MONTHS       MONTHS       YEARS      YEARS
                                                                                     ------       ------       -----     -------
Investment securities (a).....................................................       $  169.1      318.0        987.5      325.1
Loans and mortgage loans held for sale, net of unearned income................        3,711.9    1,070.6      2,199.5      586.2
Other.........................................................................           52.7         --          1.4         --
                                                                                     --------    -------      -------    -------
  Interest sensitive assets...................................................        3,933.7    1,388.6      3,188.4      911.3
                                                                                     --------    -------      -------    -------
Deposits......................................................................        2,327.5    2,275.5      2,066.5      511.0
Other borrowings..............................................................          496.9        6.1        117.0        3.1
                                                                                     --------    -------      -------    -------
  Interest sensitive liabilities..............................................        2,824.4    2,281.6      2,183.5      514.1
                                                                                     --------    -------      -------    -------
  Interest rate swaps.........................................................         (270.0)      25.0        245.0         --
                                                                                     --------    -------      -------    -------
       Interest sensitivity gap...............................................       $  839.3     (868.0)     1,249.9      397.2
                                                                                     ========    =======      =======    =======
       Cumulative interest sensitivity gap....................................       $  839.3      (28.6)     1,221.4    1,618,5
                                                                                     ========    =======      =======    =======
       Cumulative interest sensitivity gap as a percentage of total
        interest sensitive assets.............................................            8.0%      (0.3)        11.6       15.4
                                                                                     ========    =======      =======    =======


                                                                                                  DECEMBER 31, 1997
                                                                                    --------------------------------------------
                                                                                      0-3          4-12         1-5      OVER 5
                                                                                     MONTHS       MONTHS       YEARS      YEARS
                                                                                     ------       ------       -----     -------
Investment securities (a).....................................................       $  129.0      379.6        910.5      225.3
Loans and mortgage loans held for sale, net of unearned income................        3,537.1    1,041.2      1,879.8      151.8
Other.........................................................................           94.7         --           --         --
                                                                                     --------    -------      -------    -------
  Interest sensitive assets...................................................        3,760.8    1,420.8      2,790.3      377.1
                                                                                     --------    -------      -------    -------
Deposits......................................................................        2,190.2    2,017.2      1,708.6      535.3
Other borrowings..............................................................          339.8        0.5         12.3       79.4
                                                                                     --------    -------      -------    -------
  Interest sensitive liabilities..............................................        2,530.0    2,017.7      1,720.9      614.7
                                                                                     --------    -------      -------    -------
  Interest rate swaps.........................................................         (325.0)        --        325.0         --
                                                                                     --------    -------      -------    -------
       Interest sensitivity gap...............................................       $  905.8     (596.9)     1,394.4     (237.6)
                                                                                     ========    =======      =======    =======
       Cumulative interest sensitivity gap....................................       $  905.8      308.9      1,703.3    1,465.7
                                                                                     ========    =======      =======    =======
       Cumulative interest sensitivity gap as a percentage of total
        interest sensitive assets.............................................           10.8%       3.7         20.4       17.6
                                                                                     ========    =======      =======    =======


(a) Excludes the effect of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consisting of net unrealized gains of $18.0 million and $10.8 million at December 31, 1998 and 1997, respectively.


TABLE 14

MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS
(Amounts in thousands)

                                                                                         DECEMBER 31, 1998
                                                                  ----------------------------------------------------------
                                                                      INVESTMENT SECURITIES           INVESTMENT SECURITIES
                                                                         HELD TO MATURITY               AVAILABLE FOR SALE
                                                                  --------------------------         -----------------------
                                                                   AMORTIZED        AVERAGE           ESTIMATED     AVERAGE
                                                                     COST            YIELD            FAIR VALUE     YIELD
                                                                  ----------      ----------         ------------  ---------
U.S. Treasury and U.S. Government agencies:
     Within 1 year.............................................    $  8,032           5.92%           $  139,573        5.84%
     1 to 5 years..............................................      18,654           5.96               714,757        6.11
     5 to 10 years.............................................      24,310           6.97               309,038        6.62
                                                                   --------                           ----------
             Total.............................................      50,996           6.44             1,163,368        6.21
                                                                   --------                           ----------

State and municipal:
     Within 1 year.............................................      11,424           8.74                   752        7.95
     1 to 5 years..............................................      34,036           8.03                 3,484        7.76
     5 to 10 years.............................................      63,776           7.52                 2,551        7.75
     More than 10 years........................................      43,668           8.26                 4,405        6.40
                                                                   --------                           ----------
             Total.............................................     152,904           7.94                11,192        7.23
                                                                   --------                           ----------
Other investments:
     Within 1 year.............................................          25           7.51                 3,675        7.50
     1 to 5 years..............................................          15           6.75                 1,625        9.30
     5 to 10 years.............................................       1,236           7.16                 2,670        6.02
     More than 10 years........................................      20,538           5.25                13,116        3.80
                                                                   --------                           ----------
             Total.............................................      21,814           5.36                21,086        5.29
                                                                   --------                           ----------
Mortgage backed securities.....................................      77,899           6.63               318,408        6.23
                                                                   --------                           ----------
Total investment securities:
     Within 1 year.............................................      19,481           7.58               144,000        5.89
     1 to 5 years..............................................      52,705           7.30               719,866        6.13
     5 to 10 years.............................................      89,322           7.37               314,259        6.62
     More than 10 years........................................      64,206           7.30                17,521        6.15
     Mortgage backed securities................................      77,899           6.63               318,408        6.23
                                                                   --------                           ----------
             Total.............................................    $303,613           7.16%           $1,514,054        6.21%
                                                                   ========                           ==========

    The calculation of weighted average yields for securities is based on the amortized cost and effective yields of each security. The yield on state and municipal securities is computed on a taxable-equivalent basis using the statutory federal income tax rate of 35%. Maturity information is presented based upon contractual maturity. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

OFF-BALANCE SHEET DERIVATIVES FOR INTEREST RATE RISK MANAGEMENT


         As part of the overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or three month LIBOR. These swaps are utilized to convert on-balance sheet floating rate loans to fixed rate assets, thereby reducing Synovus' overall asset sensitivity.

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

         The notional amount of off-balance sheet derivatives utilized by Synovus as of December 31, 1998 and 1997 was $595 million and $515 million, respectively. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.


(Dollars in thousands)                     Weighted        Weighted        Weighted
                                Notional    Average         Average    Average Maturity    Unrealized   Unrealized   Net Unrealized
DECEMBER 31, 1998                Amount  Receive Rate   Pay Rate(a)(b)     In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR    $ 235,000     5.79%           5.33%              9            $ 1,220        (16)             1,204
Receive fixed forward starting
   swaps - LIBOR                 100,000     5.90%           5.07%             41              1,455        (16)             1,439
Receive fixed swaps - Prime       95,000     8.79%           7.75%             29              2,226         --              2,226
                               ---------     ----            ----              --            -------     ------              -----
   Total receive fixed swaps     430,000     6.48%           5.80%             21              4,901        (32)             4,869
                               ---------     ----            ----              --            -------     ------              -----

                                           Weighted        Weighted        Weighted
                                Notional    Average     Average Floor  Average Maturity    Unrealized   Unrealized   Net Unrealized
                                 Amount    Cap Rate         Rate           In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate collars   80,000     9.16%           7.91%             10                256         --                256

                                           Weighted                        Weighted
                                Notional Average Floor                 Average Maturity    Unrealized   Unrealized   Net Unrealized
                                 Amount      Rate                          In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors    85,000     7.87%                             24                453         --                453

                                                                           Weighted
                                Notional                               Average Maturity    Unrealized   Unrealized   Net Unrealized
                                 Amount                                    In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Total                          $ 595,000                                       20            $ 5,610        (32)             5,578
                               =========                                                     =======     ======              =====

                                           Weighted        Weighted        Weighted
                                Notional    Average         Average    Average Maturity    Unrealized   Unrealized   Net Unrealized
DECEMBER 31, 1997                Amount  Receive Rate   Pay Rate(a)(b)     In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR    $ 255,000     5.84%           5.82%             24            $   160     (1,072)              (912)
Receive fixed forward starting
   swaps - LIBOR                  25,000     7.12%           5.81%             46                388         --                388
Receive fixed swaps - Prime       70,000     9.10%           8.50%             39              1,136         --              1,136
                               ---------     ----            ----              --            -------     ------              -----
   Total receive fixed swaps     350,000     6.59%           6.35%             28              1,684     (1,072)               612
                               ---------     ----            ----              --            -------     ------              -----

                                           Weighted        Weighted        Weighted
                                Notional    Average     Average Floor  Average Maturity    Unrealized   Unrealized   Net Unrealized
                                 Amount    Cap Rate         Rate           In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate collars   80,000     9.16%           7.91%             22                 --        (48)               (48)

                                           Weighted                        Weighted
                                Notional Average Floor                 Average Maturity    Unrealized   Unrealized   Net Unrealized
                                 Amount      Rate                          In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors    85,000     7.87%                             36                 --        (62)               (62)

                                                                           Weighted
                                Notional                               Average Maturity    Unrealized   Unrealized   Net Unrealized
                                 Amount                                    In Months         Gains        Losses     Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Total                          $ 515,000                                       29            $ 1,684     (1,182)               502
                               =========                                                     =======     ======              =====



(a) Variable pay rate based upon contract rates in effect at December 31, 1998 and 1997.
(b) Pay rate on forward starting swaps is based on the three month LIBOR at December 31, 1998 and 1997.


          The above table represents the December 31, 1998 and 1997 status of all off-balance sheet interest rate contracts. During 1998, one contract was terminated by the counterparty due to the exercise of a call option. There were no maturities, offsets, or terminations in 1997. Off-balance sheet interest rate contracts contributed additional net interest income of $651,000 and one basis point to the net interest margin for 1998. The impact of off-balance sheet interest rate contracts for 1997 and 1996 was immaterial.




IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

MARKET RISK

     Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods.

     Synovus' market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The structure of Synovus' loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. Management seeks to manage this risk through the utilization of various tools, primarily investment securities and off-balance sheet derivative financial instruments. The composition and size of the investment portfolio is managed so as to reduce the interest rate risk in the deposit and loan portfolios while at the same time maximizing the yield generated from the portfolio. Off-balance sheet derivatives are also utilized to reduce the risk in the combined deposit and loan portfolios. One of the primary instruments utilized by Synovus is the receive fixed interest rate swap which allows the company to effectively convert on-balance sheet floating rate loans to fixed rate assets. Synovus also utilizes interest rate floors and collars. These instruments allow the company to further reduce its exposure to declining interest rates.

     The table below presents in tabular form the contractual balances and the estimated fair value of Synovus' on-balance sheet financial instruments and the notional amount and estimated fair value of Synovus' off-balance sheet derivative financial instruments at their expected maturity dates as of December 31, 1998, with comparative summary balances at December 31, 1997. The expected maturity categories take into consideration historical prepayment experience as well as management's expectations based on the interest rate environment as of December 31, 1998. For core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgement concerning their most likely runoff or repricing behaviors The table below presents notional amounts and weighted-average interest rates by contractual maturity date for off-balance sheet derivative financial instruments. Notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Weighted average variable rates are based on market rates at the most recent reset date for each respective swap. There have been no substantial changes in Synovus' market risk profile from the preceding year and the assumptions are consistent with prior year assumptions.


TABLE 15

MARKET RISK INFORMATION                                                                                                    FAIR
(Amounts in thousands)                                 PRINCIPAL/NOTIONAL AMOUNT MATURING IN:               TOTAL         VALUE
RATE-SENSITIVE ASSETS:                    1999       2000      2001      2002       2003      THEREAFTER     1998          1998
----------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate loans              $1,577,842   711,600   634,512   380,667    498,414     582,365     4,385,400     4,289,543
Average interest rate                        8.84%     8.91%     8.69%     8.60%      8.55%       8.70%         8.76%

Variable interest rate loans           $2,383,934   260,983   164,132    63,705    111,748     198,321     3,182,823     3,142,081
Average interest rate                        9.00%     8.85%     8.75%     8.50%      8.87%       9.15%         8.97%

Fixed interest rate securities         $  453,334   312,929   251,157   186,362    190,133     325,057     1,718,972     1,743,641
Average interest rate                        6.35%     6.38%     6.44%     6.16%      5.87%       6.86%         6.39%

Variable interest rate securities      $    4,472     4,449     4,480     4,543      4,628      58,097        80,669        80,129
Average interest rate                        6.38%     6.37%     6.37%     6.37%      6.37%       6.31%         6.33%

Other interest bearing assets          $   52,695               1,383                                         54,078        54,078
Average interest rate                        4.78%               6.72%                                          4.83%

RATE-SENSITIVE LIABILITIES:
----------------------------------------------------------------------------------------------------------------------------------
Savings and interest bearing checking  $1,673,175   361,579   361,579   317,538    317,537     452,825     3,484,233     3,494,081
Average interest rate                        3.61%     3.01%     2.78%     2.75%      2.75%       2.08%         3.11%

Fixed interest rate time deposits      $2,805,655   542,885    79,100    39,959     46,276      58,188     3,572,063     3,579,296
Average interest rate                        5.41%     5.85%     5.64%     5.67%      5.54%       6.64%         5.50%

Variable interest rate time deposits   $   86,856    35,685     1,560                                        124,101       124,447
Average interest rate                        5.07%     5.10%     5.50%                                          5.08%

Fixed interest rate borrowings         $    4,384       488     8,935     5,465     77,070       3,138        99,480       101,087
Average interest rate                        5.77%     8.08%     5.79%     5.85%      6.12%       5.94%         6.06%

Variable interest rate borrowings      $  498,548        --    25,000        --         --          --       523,548       523,548
Average interest rate                        4.63%       --      5.03%       --         --          --          4.65%

RATE-SENSITIVE DERIVATIVE FINANCIAL
   INSTRUMENTS:
----------------------------------------------------------------------------------------------------------------------------------
Pay variable interest rate swaps-LIBOR $  185,000    50,000                                                  235,000         1,204
Average pay rate                             5.32%     5.38%
Average receive rate                         5.87%     5.49%

Pay variable forward starting
   interest rate swaps - LIBOR                                 25,000   75,000                               100,000         1,439
Average pay rate (a)                                             5.07%    5.07%
Average receive rate                                             7.12     5.50%

Pay variable interest rate-Prime                     20,000    75,000                                         95,000         2,226
Average pay rate                                       7.75%     7.75%
Average receive rate                                   8.94%     8.75%

Purchased interest rate collars-Prime  $   30,000    50,000                                                   80,000           263
Average cap rate                             9.00%     9.25%
Average floor rate                           7.75%     8.00%

Purchased interest rate floors-Prime                 45,000    40,000                                         85,000           726
Average floor rate                                     7.86%     7.88%


TABLE 15

MARKET RISK INFORMATION                                         Fair
(Amounts in thousands)                        Total             Value
RATE-SENSITIVE ASSETS:                        1997              1997
-----------------------------------------------------------------------
Fixed interest rate loans                  3,374,593          3,238,431
Average interest rate                           9.04%

Variable interest rate loans               3,235,279          3,235,279
Average interest rate                           9.26%

Fixed interest rate securities             1,594,732          1,610,517
Average interest rate                           6.56%

Variable interest rate securities             49,626             49,626
Average interest rate                           6.69%

Other interest bearing assets                 94,664             94,664
Average interest rate                           5.08%

RATE-SENSITIVE LIABILITIES:
-----------------------------------------------------------------------
Savings and interest bearing checking      2,852,924          2,859,623
Average interest rate                           3.41%

Fixed interest rate time deposits          3,439,813          3,437,167
Average interest rate                           5.68%

Variable interest rate time deposits         158,551            158,551
Average interest rate                           5.38%

Fixed interest rate borrowings               101,683            100,929
Average interest rate                           6.06%

Variable interest rate borrowings            330,359            330,359
Average interest rate                           5.50%

RATE-SENSITIVE DERIVATIVE FINANCIAL
   INSTRUMENTS:
-----------------------------------------------------------------------
Pay variable interest rate swaps-LIBOR       255,000               (912)
Average pay rate
Average receive rate

Pay variable forward starting
   interest rate swaps - LIBOR                25,000                388
Average pay rate (a)
Average receive rate

Pay variable interest rate-Prime              70,000              1,136
Average pay rate
Average receive rate

Purchased interest rate collars-Prime         80,000                (45)
Average cap rate
Average floor rate

Purchased interest rate floors-Prime          85,000                350
Average floor rate

(a) Pay rate on forward starting swaps is based on the three month LIBOR at December 31, 1998.



LIQUIDITY

         Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. The Synovus Asset/Liability Management Committee actively analyzes and manages Synovus' liquidity position in coordination with similar committees at each subsidiary bank. These subsidiaries, with the help of management, maintain liquidity in the form of cash on deposit, federal funds, securities available for sale, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits and the well established core deposits of Synovus' 239 banking offices in four states. The subsidiary banks monitor deposit flow and evaluate alternate pricing structures to retain and grow deposits. Certain Synovus subsidiary banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds which allows Synovus to meet immediate liquidity needs if required.

         Synovus serves a diversity of markets. Some of these are rapidly growing areas where loan demand outpaces the generation of deposits. However, through loan participations and federal funds sold among Synovus' subsidiary banks, these loans can be effectively funded by subsidiaries having lower local loan demand. Additionally, lending is focused within the local markets served by Synovus, enabling the development of comprehensive banking relationships.

         Selected Synovus subsidiary banks maintain an additional liquidity source through their membership in the Federal Home Loan Bank. These banks have access to significant funding capacity through the utilization of Federal Home Loan Bank advances.

         Additionally, the Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends from the subsidiary banks. In addition, the Parent Company has access to a $25 million line of credit. The Parent Company enjoys an excellent reputation and credit standing in the market place and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. The Parent Company's current principal debt, senior notes totaling $75 million at a rate of 6.125%, has been rated "A" by Standard and Poors Corp., "A3" by Moody's Investor Service and "AA-" by Thomson Bankwatch. For a complete description of these borrowings and other borrowings by other Synovus subsidiaries, see Note 6 to Synovus' consolidated financial statements.

         The consolidated statements of cash flows detail Synovus' cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $158.1 million for the year ended December 31, 1998, while financing activities provided $416.9 million. Investing activities used $614.8 million of this amount, resulting in a net decrease in cash and cash equivalents of $39.8 million.

         Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on Synovus' liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect. However, as noted in the discussion under the section titled Year 2000 Readiness Disclosure, Synovus has included measures that address liquidity and the ready availability of cash in its business resumption planning.

CAPITAL RESOURCES

         Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders' equity of $1.1 billion represented 10.2% of total assets at December 31, 1998.

         Regulators use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets for Synovus are on-balance sheet assets in the form of loans. A small portion of risk-weighted assets are considered off-balance sheet assets and are primarily made up of letters of credit, loan commitments, and to a lesser extent interest rate contracts, that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. The capital guidelines used by regulators require an 8% total risk-based capital ratio of which 4% must be Tier I capital. Additionally, the regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier I capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. At the end of 1998, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier I capital ratio of 12.48% and a total risk-based capital ratio of 13.75%, compared to Tier I and total risk-based capital ratios of 12.34% and 13.62%, respectively, in 1997 as shown in Table 16.

         In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated bank holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. As of December 31, 1998, Synovus had a leverage ratio of 10.76% compared to 10.02% at December 31, 1997. Both ratios significantly exceed regulatory requirements.

         Synovus' capital level also exceeds all requirements under the Federal Reserve Board's guidelines. The Federal Reserve Board requires a minimum primary capital ratio of 5.50% and a total capital ratio of 6.00% for bank holding companies and banks. At December 31, 1998, Synovus' primary and total capital ratios as defined by the Federal Reserve Board were 11.26% and 11.27%, respectively, compared to 10.80% and 10.82%, respectively, at year-end 1997.

         On August 31, 1998, Synovus rescinded its share repurchase plan due to its effect on accounting for acquisitions under the pooling of interests method.

         Synovus' 80.7% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial services companies. As of December 31, 1998, there were approximately 33,201 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table 17 displays high and low stock price quotations of Synovus common stock which are based on actual transactions.


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

TABLE 16

CAPITAL RATIOS
(Amounts in thousands)

                                                                                       DECEMBER 31,
                                                                                --------------------------
                                                                                   1998            1997
                                                                                --------------------------
Tier I capital:
     Shareholders' equity.....................................................  $ 1,070,601        903,656
     Less: Unrealized gain on investment securities available for sale........      (11,166)        (6,651)
         Disallowed intangibles...............................................      (33,986)       (36,178)
     Plus: Minority interest..................................................       52,093         42,641
                                                                                -----------    -----------
         Total Tier I capital.................................................    1,077,542        903,468
                                                                                -----------    -----------
Tier II capital:
     Eligible portion of the reserve for loan losses..........................      107,999         91,633
     Subordinated and other qualifying debt...................................        1,720          1,960
                                                                                -----------    -----------
         Total Tier II capital................................................      109,719         93,593
                                                                                -----------    -----------
Total risk-based capital......................................................  $ 1,187,261        997,061
                                                                                ===========    ===========
Total risk-adjusted assets....................................................  $ 8,637,075      7,319,248
                                                                                ===========    ===========
Tier I capital ratio..........................................................        12.48%         12.34
Total risk-based capital ratio................................................        13.75          13.62
Leverage ratio................................................................        10.76          10.02
Regulatory minimums:
     Tier I capital ratio.....................................................         4.00%
     Total risk-based capital ratio...........................................         8.00
     Leverage ratio...........................................................         4.00

TABLE 17

MARKET AND STOCK PRICE INFORMATION

                                                                                       HIGH            LOW
                                                                                     ---------       --------
1998
QUARTER ENDED DECEMBER 31, 1998...............................................       $24 1/16        20 3/16
QUARTER ENDED SEPTEMBER 30, 1998..............................................        25             18 1/16
QUARTER ENDED JUNE 30, 1998...................................................        25 13/16       21 15/16
QUARTER ENDED MARCH 31, 1998..................................................        25 13/16       20 3/4

1997
Quarter ended December 31, 1997...............................................       $22 3/8         13 5/16
Quarter ended September 30, 1997..............................................        19 5/16        14 5/16
Quarter ended June 30, 1997...................................................        18 15/16       14 1/2
Quarter ended March 31, 1997..................................................        17 5/16        13 1/16

DIVIDENDS

     It is Synovus' objective to pay out at least one-third of earnings to shareholders in cash dividends. Synovus' dividend payout ratio in 1998, 1997, and 1996 was 41.52%, 38.10%, and 36.62%, respectively. The total dollar amount of dividends declared increased 23.4% in 1998 to $77.7 million, from $62.9 million in 1997. Cash dividends have been paid on the common stock of Synovus (including its predecessor companies) in every year since 1891. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in accordance with the previously mentioned objective. Table 18 presents the declared and paid dates from recent dividends, as well as per share dividend amounts.

TABLE 18

DIVIDENDS

                                                         PER SHARE
  DATE DECLARED                 DATE PAID                  AMOUNT
------------------           ----------------            ---------

NOVEMBER 9, 1998             JANUARY 2, 1999              $.0733
SEPTEMBER 14, 1998           OCTOBER 1, 1998               .0733
MAY 11, 1998                 JULY 1, 1998                  .0733
MARCH 9, 1998                APRIL 1, 1998                 .0733
November 10, 1997            January 2, 1998               .0600
September 15, 1997           October 1, 1997               .0600
May 12, 1997                 July 1, 1997                  .0600
March 10, 1997               April 1, 1997                 .0600

COMMITMENTS AND CONTINGENCIES

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

         Synovus is subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position or results of operations.

         Currently, multiple lawsuits seeking class action treatment are pending against one of Synovus' Alabama banking subsidiaries that involve: (1) payment of service fees or interest rebates to automobile dealers in connection with the assignment of automobile credit sales contracts to that Synovus subsidiary; (2) the forced placement of insurance to protect that Synovus subsidiary's interest in collateral for which consumer credit customers have failed to obtain or maintain insurance; and (3) the receipt of commissions by that Synovus subsidiary in connection with the sale of credit life insurance to its consumer credit customers and the charging of an interest surcharge and a processing fee in connection with consumer loans made by that subsidiary. These lawsuits seek unspecified damages, including punitive damages. Synovus intends to vigorously contest these lawsuits and all other litigation to which Synovus and its subsidiaries are parties. Based upon information presently available, and in light of legal, equitable, and factual defenses available to Synovus and its subsidiaries, contingent liabilities arising from the threatened and pending litigation are not considered material. It should be noted, however, that large punitive damage awards bearing little relation to the actual damages sustained by plaintiffs have been awarded in Alabama.

         The following table sets forth certain information regarding federal funds purchased and securities sold under agreement to repurchase, the principal components of short-term borrowings.


TABLE 19

SHORT-TERM BORROWINGS
(Amounts in thousands)

                                                                                1998           1997           1996
                                                                            ---------------------------------------
Month end balance at December 31, .....................................     $ 496,013        305,868        339,200
Weighted average interest rate at December 31, ........................          4.69%          5.73           6.22
Maximum month end balance during the year..............................     $ 496,013        514,027        421,672
Average amount outstanding during the year.............................     $ 302,980        349,929        288,107
Weighted average interest rate during the year.........................          4.95%          5.38           5.20


IF NOT US, WHO? IF NOT HERE, WHERE? IF NOT NOW, WHEN?

INCOME TAX EXPENSE

         As reported in the consolidated statements of income, Synovus' income tax expense increased to $104.5 million in 1998, up from $93.7 million in 1997, and $79.7 million in 1996. The effective income tax rate was 35.8%, 36.2%, and 36.3% in 1998, 1997, and 1996, respectively. The decline in Synovus' effective income tax rate in 1998, as compared to 1997 and 1996, is primarily attributable to tax credits earned and new favorable state income tax legislation affecting TSYS. See Note 7 to Synovus' consolidated financial statements for a detailed analysis of income taxes.

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

PARENT COMPANY

         The Parent Company's assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders' equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries, acquire new business, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from subsidiaries, and borrowings from outside sources.

         In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Approximately $92.9 million in dividends could be paid in 1999 to the Parent Company from its subsidiary banks without prior regulatory approval. Synovus anticipates receiving regulatory approval to allow certain subsidiaries to pay dividends in excess of their respective regulatory limits.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

         Synovus must adopt SFAS No. 133 by January 1, 2000; however, early adoption is permitted. On adoption, the provisions of SFAS No. 133 must be applied prospectively. Synovus plans to adopt SFAS No. 133 on January 1, 2000.

         Synovus has not determined the impact that SFAS No. 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

FORWARD-LOOKING STATEMENTS

         Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"). In addition, certain statements in future filings by Synovus with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of Synovus which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial terms; (ii) statements of plans and objectives of Synovus or its management or Board of Directors, including those relating to banking and non-banking products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

         Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements.
Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board; (iii) inflation, interest rate, market and monetary fluctuations; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users;
(v) changes in consumer spending, borrowing, and saving habits; (vi) technological changes (including "Year 2000" data systems compliance issues) are more difficult or expensive than anticipated; (vii) acquisitions; (viii) the ability to increase market share and control expenses; (ix) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) with which Synovus and its subsidiaries must comply; (x) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies; (xi) changes in Synovus' organization, compensation, and benefit plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiii) the success of Synovus at managing the risks involved in the foregoing.

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


SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)
(In thousands, except per share data)

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 1998 and 1997.

                                               FOURTH            THIRD              SECOND               FIRST
                                              QUARTER           QUARTER             QUARTER             QUARTER
                                             ----------        ---------            --------            --------
1998
INTEREST INCOME..........................    $  199,567          193,659             189,067             186,955
                                             ==========        =========            ========            ========
NET INTEREST INCOME......................       115,485          111,039             107,940             106,062
                                             ==========        =========            ========            ========
PROVISION FOR LOSSES ON LOANS............         6,331            5,731               7,004               7,594
                                             ==========        =========            ========            ========
INCOME BEFORE INCOME TAXES...............        84,618           74,220              68,621              64,173
                                             ==========        =========            ========            ========
NET INCOME...............................        54,245           47,438              44,212              41,213
                                             ==========        =========            ========            ========
NET INCOME PER SHARE, BASIC..............           .20              .18                 .17                 .16
                                             ==========        =========            ========            ========
NET INCOME PER SHARE, DILUTED............           .20              .18                 .17                 .15
                                             ==========        =========            ========            ========

1997

Interest income..........................    $  187,803          185,047             180,409             172,414
                                             ==========        =========            ========            ========
Net interest income......................       106,783          104,843             102,608              98,155
                                             ==========        =========            ========            ========
Provision for losses on loans............         9,412            7,604               8,279               7,001
                                             ==========        =========            ========            ========
Income before income taxes...............        73,292           67,130              62,227              56,254
                                             ==========        =========            ========            ========
Net income...............................        47,006           43,101              39,322              35,807
                                             ==========        =========            ========            ========
Net income per share, basic..............           .18              .17                 .15                 .14
                                             ==========        =========            ========            ========
Net income per share, diluted............           .18              .16                 .15                 .13
                                             ==========        =========            ========            ========


