Form 10-K, Exhibit 13
period 1999-12-31
SYNOVUS FINANCIAL CORP
filed 2000-03-22
CIK 18349

FINANCIAL APPENDIX


                                     [LOGO]

                                    SYNOVUS
                                FINANCIAL CORP.

Consolidated Balance Sheets as of December 31, 1999 and 1998 ...................................      F-2

Consolidated Statements of Income for the Years ended December 31, 1999, 1998, and 1997 ........      F-3

Consolidated Statements of Changes In Shareholders' Equity
       for the Years ended December 31, 1999, 1998, and 1997 ...................................      F-4

Consolidated Statements of Cash Flows for the Years ended December 31, 1999, 1998, and 1997 ....      F-5

Summary of Significant Accounting Policies .....................................................      F-6

Notes to Consolidated Financial Statements .....................................................      F-10

Independent Auditors' Report ...................................................................      F-24

Selected Financial Data ........................................................................      F-25

Financial Review ...............................................................................      F-26

Summary of Quarterly Financial Data, Unaudited .................................................      F-48

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

December 31,                                                                                           1999               1998
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks, including $3,783 and $21,061 in 1999 and 1998, respectively,
   on deposit to meet Federal Reserve requirements (note 9) .................................      $    466,543           373,376
Interest earning deposits with banks (note 9) ...............................................             1,928             1,383
Federal funds sold (note 9) .................................................................            92,093            77,392
Mortgage loans held for sale (note 9) .......................................................            83,145           156,231
Investment securities available for sale (notes 2 and 9) ....................................         1,716,678         1,571,840
Investment securities held to maturity (fair value of $273,504
   and $311,726 in 1999 and 1998, respectively) (notes 2 and 9) .............................           277,279           305,633
Loans (notes 3 and 9) .......................................................................         9,077,516         7,612,142
Less:
   Unearned income ..........................................................................            (9,277)           (8,537)
   Reserve for loan losses ..................................................................          (127,558)         (114,109)
                                                                                                   ------------        ----------
         Loans, net .........................................................................         8,940,681         7,489,496
                                                                                                   ------------        ----------
Premises and equipment, net (note 6) ........................................................           437,309           381,385
Other assets (note 4) .......................................................................           531,345           454,856
                                                                                                   ------------        ----------
         Total assets .......................................................................      $ 12,547,001        10,811,592
                                                                                                   ============        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Deposits (notes 5 and 9):
      Non-interest bearing ..................................................................      $  1,625,313         1,433,929
      Interest bearing ......................................................................         7,814,774         7,363,483
                                                                                                   ------------        ----------
         Total deposits .....................................................................         9,440,087         8,797,412
   Federal funds purchased and securities sold under agreement to repurchase (note 9) .......         1,261,391           503,287
   Long-term debt (notes 6 and 9) ...........................................................           318,620           131,802
   Other liabilities (notes 7 and 8) ........................................................           235,949           215,081
                                                                                                   ------------        ----------
         Total liabilities ..................................................................        11,256,047         9,647,582
                                                                                                   ------------        ----------
Minority interest in consolidated subsidiary ................................................            64,285            52,093
Shareholders' equity (notes 1, 2, 6, 8, and 13):
   Common stock -- $1.00 par value. Authorized 600,000,000 shares; issued 282,189,425 in 1999
      and 278,807,393 in 1998; outstanding 282,014,161 in 1999 and 278,414,206 in 1998 ......           282,189           278,807
   Surplus ..................................................................................            79,190            59,657
   Less treasury stock -- 175,264 shares in 1999 and 393,187 shares in 1998 .................            (1,285)           (5,099)
   Less unamortized restricted stock ........................................................            (1,293)           (2,545)
   Accumulated other comprehensive income (loss) ............................................           (30,134)           10,475
   Retained earnings ........................................................................           898,002           770,622
                                                                                                   ------------        ----------
         Total shareholders' equity .........................................................         1,226,669         1,111,917
   Commitments and contingencies (note 10)
                                                                                                   ------------        ----------
         Total liabilities and shareholders' equity .........................................      $ 12,547,001        10,811,592
                                                                                                   ============        ==========

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

YEARS ENDED DECEMBER 31,                                                           1999        1998         1997
------------------------------------------------------------------------------------------------------------------
Interest income:
   Loans, including fees ...................................................     $758,517     673,288      632,546
   Investment securities:
      U.S. Treasury and U.S. Government agencies ...........................       81,140      80,638       83,044
      Mortgage-backed securities ...........................................       26,167      17,708       17,360
      State and municipal ..................................................        8,650       7,482        6,564
      Other investments ....................................................        2,907       2,497        1,495
   Mortgage loans held for sale ............................................        7,659       5,502        2,368
   Federal funds sold ......................................................        2,879       5,152        2,807
   Interest earning deposits with banks ....................................           88          51           77
                                                                                 --------     -------      -------
         Total interest income .............................................      888,007     792,318      746,261
                                                                                 --------     -------      -------

Interest expense:
   Deposits (note 5) .......................................................      323,752     314,036      293,527
   Federal funds purchased and securities sold under agreement to repurchase       39,427      15,413       19,119
   Long-term debt ..........................................................       11,534       7,804        7,695
                                                                                 --------     -------      -------
         Total interest expense ............................................      374,713     337,253      320,341
                                                                                 --------     -------      -------

         Net interest income ...............................................      513,294     455,065      425,920
Provision for losses on loans (note 3) .....................................       34,007      26,882       32,485
                                                                                 --------     -------      -------
         Net interest income after provision for losses on loans ...........      479,287     428,183      393,435
                                                                                 --------     -------      -------

Non-interest income:
   Data processing services ................................................      490,154     365,605      335,991
   Service charges on deposit accounts .....................................       70,161      62,884       57,298
   Fees for trust services .................................................       20,031      15,341       12,645
   Credit card fees ........................................................       15,123      13,581       11,001
   Securities gains (losses), net (note 2) .................................        1,202       1,299          (66)
   Other operating income (note 11) ........................................      143,094     123,503       84,543
                                                                                 --------     -------      -------
         Total non-interest income .........................................      739,765     582,213      501,412
                                                                                 --------     -------      -------

Non-interest expense:
   Salaries and other personnel expense (note 8) ...........................      457,741     390,142      346,067
   Net occupancy and equipment expense (notes 4 and 10) ....................      208,197     158,218      138,045
   Other operating expenses (note 11) ......................................      190,611     147,452      134,579
   Minority interest in subsidiary's net income ............................       13,188      10,559        9,143
                                                                                 --------     -------      -------
         Total non-interest expense ........................................      869,737     706,371      627,834
                                                                                 --------     -------      -------

         Income before income taxes ........................................      349,315     304,025      267,013
Income tax expense (note 7) ................................................      124,008     107,560       96,184
                                                                                 --------     -------      -------

         Net income ........................................................     $225,307     196,465      170,829
                                                                                 ========     =======      =======

Net income per share (note 14):
   Basic ...................................................................     $     80         .72          .63
                                                                                 ========     =======      =======

   Diluted .................................................................          .80         .71          .63
                                                                                 ========     =======      =======

Weighted average shares outstanding (note 14):
   Basic ...................................................................      280,016     272,416      269,285
                                                                                 ========     =======      =======

   Diluted .................................................................      283,355     277,223      273,152
                                                                                 ========     =======      =======

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share data)

                                                                                                 Accumulated
                                                                                    Unamortized    Other
                                                Shares    Common           Treasury  Restricted  Comprehensive Retained
Years Ended December 31, 1999, 1998, and 1997   Issued    Stock    Surplus   Stock     Stock     Income (Loss) Earnings      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996, as previously
  reported .....................................261,953  $ 261,953   9,515  (1,285)   (5,344)       (1,063)    519,974      783,750
Issuance of common stock for acquisitions
  (note 1) .....................................  6,982      6,982  12,681      --        --           163       8,720       28,546
                                                -------  ---------  ------  ------    ------       -------     -------    ---------
Balance at December 31, 1996, as restated ......268,935    268,935  22,196  (1,285)   (5,344)         (900)    528,694      812,296
Net income .....................................     --         --      --      --        --            --     170,829      170,829
Other comprehensive income, net of tax --
  change in unrealized gains/losses on
  investment securities available for
  sale, net of reclassification
  adjustment (note 15) .........................     --         --      --      --        --         6,824          --        6,824
                                                                                                                          ---------
Comprehensive income ...........................     --         --      --      --        --            --          --      177,653
                                                                                                                          ---------
Cash dividends declared -- $.24 per share ......     --         --      --      --        --            --     (62,948)     (62,948)
Cash dividends of pooled subsidiaries prior
  to acquisition ...............................     --         --      --      --        --            --      (2,042)      (2,042)
Issuance of restricted stock (note 8) ..........     13         13     233      --      (246)           --          --           --
Amortization of restricted stock (note 8) ......     --         --     (45)     --     1,856            --          --        1,811
Stock options exercised (note 8) ...............  1,379      1,379   4,405      --        --            --          --        5,784
Stock option tax benefit .......................     --         --   4,775      --        --            --          --        4,775
Treasury stock purchased by subsidiary
  prior to acquisition .........................     --         --      --     (22)       --            --          --          (22)
Ownership change at majority-owned
  subsidiary ...................................     --         --      --      --        --            --         (47)         (47)
Fractional shares for stock split ..............     (3)        (3)    (35)     --        --            --          --          (38)
                                                -------  ---------  ------  ------    ------       -------     -------    ---------
Balance at December 31, 1997 ...................270,324    270,324  31,529  (1,307)   (3,734)        5,924     634,486      937,222
Net income .....................................     --         --      --      --        --            --     196,465      196,465
Other comprehensive income, net of tax
  (note 15):
    Change in unrealized gains/losses on
     investment securities available for
     sale, net of reclassification
     adjustment ................................     --         --      --      --        --         4,450          --        4,450
    Gain on foreign currency translation .......     --         --      --      --        --             1          --            1
                                                                                                                          ---------
    Other comprehensive income .................     --         --      --      --        --            --          --        4,451
                                                                                                                          ---------
Comprehensive income ...........................     --         --      --      --        --            --          --      200,916
                                                                                                                          ---------
Issuance of common stock for acquisitions
  (note 1) .....................................  6,436      6,436  14,517      --        --           100      20,188       41,241
Cash dividends declared -- $.29 per share ......     --         --      --      --        --            --     (77,696)     (77,696)
Cash dividends of pooled subsidiaries prior to
  acquisition ..................................     --         --      --      --        --            --      (2,821)      (2,821)
Amortization of restricted stock (note 8) ......     --         --      36      --     1,189            --          --        1,225
Stock options exercised (note 8) ...............  2,050      2,050   8,060      --        --            --          --       10,110
Stock option tax benefit .......................     --         --   5,351      --        --            --          --        5,351
Treasury stock purchased by subsidiary prior
  toacquisition ................................     --         --      --  (3,792)       --            --          --       (3,792)
Ownership change at majority-owned subsidiary ..     --         --     141      --        --            --          --          141
Fractional shares for stock split ..............     (3)        (3)    (77)     --        --            --          --          (80)
Commitment of stock donation to charitable
  foundation ...................................     --         --     100      --        --            --          --          100
                                                -------  ---------  ------  ------    ------       -------     -------    ---------
Balance at December 31, 1998 ...................278,807    278,807  59,657  (5,099)   (2,545)       10,475     770,622    1,111,917
Net income .....................................     --         --      --      --        --            --     225,307      225,307
Other comprehensive loss, net of tax
  (note 15):
   Change in unrealized gains/losses on
     investment securities available for
     sale, net of reclassification
     adjustment ................................     --         --      --      --        --       (39,913)         --      (39,913)
   Loss on foreign currency translation ........     --         --      --      --        --          (223)         --         (223)
                                                                                                                          ---------
   Other comprehensive loss ....................     --         --      --      --        --            --          --      (40,136)
                                                                                                                          ---------
Comprehensive income ...........................     --         --      --      --        --            --          --      185,171
                                                                                                                          ---------
Issuance of common stock for acquisitions
  (note 1) .....................................  2,325      2,325   9,269      --        --          (473)      6,335       17,456
Issuance of treasury stock for purchase
  acquisition (note 1) .........................     --         --      --   1,860        --            --          --        1,860
Cash dividends declared -- $.36 per share ......     --         --      --      --        --            --     (98,460)     (98,460)
Cash dividends of pooled subsidiaries prior
  to acquisition ...............................     --         --      --      --        --            --      (5,774)      (5,774)
Amortization of restricted stock (note 8) ......     --         --      --      --     1,252            --          --        1,252
Stock options exercised (note 8) ...............  1,150      1,150   5,620      --        --            --          --        6,770
Stock option tax benefit .......................     --         --   7,390      --        --            --          --        7,390
Retirement of subsidiary's treasury stock upon
  acquisition ..................................    (93)       (93) (1,861)  1,954        --            --          --           --
Ownership change at majority-owned subsidiary ..     --         --    (985)     --        --            --         (28)      (1,013)
Commitment of stock donation to charitable
  foundation ...................................     --         --     100      --        --            --          --          100
                                                -------  ---------  ------  ------    ------       -------     -------    ---------
Balance at December 31, 1999 ...................282,189  $ 282,189  79,190  (1,285)   (1,293)      (30,134)    898,002    1,226,669
                                                =======  =========  ======  ======    ======       =======     =======    =========



See accompanying summary of significant accounting policies and notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

YEARS ENDED DECEMBER 31,                                                                 1999           1998         1997
---------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net income ....................................................................    $   225,307      196,465      170,829
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for losses on loans ..............................................         34,007       26,882       32,485
      Depreciation, amortization, and accretion, net .............................         72,475       61,019       50,255
      Deferred income tax expense (benefit) ......................................           (144)       6,227          911
      Increase in interest receivable ............................................         (7,449)      (3,097)      (7,215)
      Increase in interest payable ...............................................          9,204        3,183        6,867
      Minority interest in subsidiary's net income ...............................         13,188       10,559        9,143
      Decrease (increase) in mortgage loans held for sale ........................         73,086      (85,376)      (2,522)
      Other, net .................................................................         33,374      (51,811)         940
                                                                                      -----------     --------     --------
         Net cash provided by operating activities ...............................        453,048      164,051      261,693
                                                                                      -----------     --------     --------

INVESTING ACTIVITIES
   Cash acquired from acquisitions ...............................................          7,639       22,230           --
   Net (increase) decrease in interest earning deposits with banks ...............           (339)     (10,514)         868
   Net (increase) decrease in federal funds sold .................................        (11,477)      50,876      (61,677)
   Proceeds from maturities and principal collections of investment securities
     available for sale ..........................................................        453,143      627,897      368,661
   Proceeds from sales of investment securities available for sale ...............         48,472      131,493       89,822
   Purchases of investment securities available for sale .........................       (695,526)    (914,456)    (497,986)
   Proceeds from maturities and principal collections of investment securities
     held to maturity ............................................................         63,875      161,111       70,321
   Purchases of investment securities held to maturity ...........................        (32,781)     (92,290)     (37,884)
   Net increase in loans .........................................................     (1,416,486)    (456,610)    (587,487)
   Purchases of premises and equipment ...........................................       (124,462)    (119,149)     (67,040)
   Proceeds from disposals of premises and equipment .............................          8,315        2,262        2,274
   Net cash paid on sale of branches .............................................        (55,641)          --           --
   Proceeds from sales of other real estate ......................................          8,520       10,692        8,339
   Additions to contract acquisition costs .......................................        (15,812)     (20,105)     (17,558)
   Additions to computer software ................................................        (54,189)     (39,502)     (15,106)
                                                                                      -----------     --------     --------
         Net cash used in investing activities ...................................     (1,816,749)    (646,065)    (744,453)
                                                                                      -----------     --------     --------

FINANCING ACTIVITIES
   Net increase in demand and savings deposits ...................................        174,703      468,250      298,374
   Net increase (decrease) in certificates of deposit ............................        432,420     (130,939)     234,105
   Net increase (decrease) in federal funds purchased and securities
    sold under agreement to repurchase ...........................................        758,104      190,331      (38,403)
   Principal repayments on long-term debt ........................................         (2,030)     (15,430)     (10,261)
   Proceeds from issuance of long-term debt ......................................        186,849        8,320       41,171
   Purchases of treasury stock ...................................................             --       (3,792)         (22)
   Purchases of treasury stock by majority-owned subsidiary ......................         (1,043)          --           --
   Dividends paid to shareholders ................................................        (98,837)     (76,665)     (61,984)
   Proceeds from issuance of common stock ........................................          6,702        9,220        5,785
                                                                                      -----------     --------     --------
         Net cash provided by financing activities ...............................      1,456,868      449,295      468,765
                                                                                      -----------     --------     --------

Increase (decrease) in cash and cash equivalents .................................         93,167      (32,719)     (13,995)
Cash and cash equivalents at beginning of period .................................        373,376      406,095      420,090
                                                                                      -----------     --------     --------
Cash and cash equivalents at end of period .......................................    $   466,543      373,376      406,095
                                                                                      ===========     ========     ========

   See accompanying summary of significant accounting policies and notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OPERATIONS

         The consolidated financial statements include the accounts of Synovus Financial Corp. (Parent Company) and its consolidated subsidiaries, all but one of which were wholly-owned at December 31, 1999. Synovus has 38 wholly-owned bank subsidiaries predominantly involved in retail and commercial banking activities, and wholly-owned debt collection and bankruptcy management, trust, mortgage, insurance, and broker/dealer companies. Total System Services, Inc.
(TSYS), an 80.8% owned subsidiary, provides bankcard data processing and related services to banks and other card-issuing institutions. In addition, the financial statements include joint ventures of TSYS accounted for under the equity method.

         Synovus has two reportable segments: banking operations and transaction processing services. For the year ended December 31, 1999, revenues (defined as net interest income plus non-interest income) from the banking operations segment represent 55.3% of consolidated revenues, while the transaction processing services segment represents the remaining 44.7% of consolidated revenues. The banking operations' revenues are earned in four southeastern states: Georgia (61%), Alabama (19%), South Carolina (13%), and Florida (7%). For the year ended December 31, 1999, TSYS had two major customers which accounted for approximately 29% of its total revenues. TSYS' revenues are generated from customers throughout the United States, Mexico, Canada, Honduras and the Caribbean.

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

         The accounting and reporting policies of Synovus Financial Corp. and subsidiaries (Synovus) conform to generally accepted accounting principles and to general practices within the banking and transaction processing industries. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a description of the more significant of those policies.

CASH FLOW INFORMATION

         For the years ended December 31, 1999, 1998, and 1997, income taxes of $106 million, $95 million, and $95 million, and interest of $367 million, $334 million, and $313 million, respectively, were paid.

         Loans receivable of approximately $4 million, $9 million, and $8 million were transferred to other real estate during 1999, 1998, and 1997, respectively.

MORTGAGE LOANS HELD FOR SALE

         Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Fair values are based upon quoted prices from secondary market investors and forward commitments to sell. No valuation allowances were required at December 31, 1999 or 1998.

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

LOANS AND INTEREST INCOME

         Loans are reported at principal amounts outstanding, less unearned income, including net deferred fees, and the reserve for loan losses.

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

         Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when the full collection of interest or principal is not probable or when they become contractually in default for 90 days or more as to either interest or principal, unless they are both well-secured and in the process of collection. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest payments received on nonaccrual loans are applied as a reduction of principal. Loans are returned to accruing status when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Such interest, when ultimately collected, is recorded as interest income in the period received. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual classification.

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

         The accounting for impaired loans described above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, and debt securities. The reserve for loan losses for large pools of smaller-balance, homogeneous commercial and retail loans is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of the underlying collateral, loan concentrations, historical charge-off trends, and economic conditions that may affect the borrowers' ability to pay.

PREMISES AND EQUIPMENT

         Premises and equipment, including leasehold improvements and purchased internal-use software, are reported at cost, less accumulated depreciation and amortization, which are computed using straight-line or accelerated methods over the estimated useful lives of the related assets.

OTHER ASSETS

         The following paragraphs describe some of the more significant amounts included in other assets. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets described below is measured by a comparison of the carrying amount of the asset to future undiscounted net operating cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    Intangibles:

         Goodwill, which represents the excess of cost over the fair value of net assets of businesses acquired, is being amortized using the straight-line method over periods of 5 to 40 years.

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

    Computer Software:

         Software development costs are capitalized from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and computer software maintenance costs are expensed as incurred. Software development costs related to the TS(2) processing system are amortized using the greater of the straight-line method over the estimated useful life of 10 years or the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of the straight-line method over the estimated useful life (3 to 5 years) or the ratio of current revenues to current and anticipated revenues.

    Bank-Owned Life Insurance Programs:

         Premiums paid for bank-owned life insurance programs are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the period is recorded as an adjustment of premiums paid in determining the expense or income to be recognized under the contract during the period. Income or expense from bank-owned life insurance programs is included as a component of other operating income.

    Investments in Joint Ventures:

         TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico), a bankcard data processing operation located in Mexico, is accounted for under the equity method, as is TSYS' 50% investment in Vital Processing Services L.L.C. (Vital), a merchant processing operation headquartered in Tempe, Arizona.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

DERIVATIVE FINANCIAL INSTRUMENTS

         As part of its overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps. Synovus has also purchased interest rate floors and collars. The fair values of these off-balance sheet derivative financial instruments are based on dealer quotes and third party financial models.

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

         If the swap, purchased floor, or purchased collar arrangements are terminated before their maturity, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life or the maturity of the designated asset or liability as an adjustment to interest income or expense. If the designated asset or liability is sold or matures, the swap agreement is marked to market and the gain or loss is included with the gain or loss on the sale or maturity of the designated asset or liability. Changes in the fair value of any undesignated swaps, purchased floors, and purchased collars are included in other income in the consolidated statements of income.

         Premiums paid for purchased interest rate floor and collar agreements are amortized to interest income or expense over the terms of the floors and collars. Unamortized premiums are included in other assets in the consolidated balance sheets. Amounts receivable or payable under collar and floor agreements are accrued as an adjustment to interest income or expense.

DATA PROCESSING SERVICES

         TSYS' bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. TSYS' bankcard data processing service contracts generally contain original terms ranging from 3 to 10 years.

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

         The pro forma net income and earnings per share disclosures for employee stock-based grants made in 1995 and subsequent years are determined based upon the fair-value-based method which is defined in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

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

         Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income tax accounts, premises and equipment, computer software, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

         For Synovus, SFAS No. 133, as amended by SFAS No. 137, is effective January 1, 2001. On adoption, the provisions of SFAS No. 133 must be applied prospectively. Synovus is in the process of assessing the impact that SFAS No. 133 will have on its financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   BUSINESS COMBINATIONS

    On October 31, 1999, Synovus completed the acquisitions of Ready Bank of Fort Walton Beach Holding Company, Inc. with $65 million in assets, and Horizon Bancshares, Inc. with $60 million in assets. Synovus issued 1,946,416 shares of common stock for all the issued and outstanding shares of these two entities. Both transactions were accounted for as poolings of interests, except that the financial information preceding the dates of acquisition have not been restated to include the financial condition and results of operations of these two entities since the effect was not material.

    On September 30, 1999, Synovus completed the acquisition of the $306 million asset Merit Holding Corporation. Merit Holding Corporation (Merit) is the parent company of Mountain National Bank in Tucker, Georgia, and Charter Bank & Trust Co. in Marietta, Georgia. Synovus issued 5,995,085 shares of common stock for all the issued and outstanding shares of Merit.

    On September 30, 1999, Synovus completed the acquisition of the debt collection and bankruptcy management business offered by Wallace & de Mayo
(WDM), a firm based in Norcross, Georgia. Synovus issued 2,339,624 shares of common stock for all of the outstanding common stock of WDM. Effective September 30, 1999, WDM operates as TSYS Total Debt Management, Inc. (TDM), a wholly-owned subsidiary of Synovus.

    The aforementioned two acquisitions have been accounted for as poolings of interests. Accordingly, the financial statements for all periods presented have been restated to include the financial condition and results of operations of these two entities. Synovus' consolidated financial statements for the three years ended December 31, 1999, have been restated for the mergers with Merit and WDM as follows:

                                                                YEARS ENDED DECEMBER 31,
(In thousands)                                               1999        1998         1997
--------------------------------------------------------------------------------------------
Net interest income (expense):
   Synovus -- exclusive of pre-acquisition amounts ....    $500,983     440,361      412,229
   Merit Holding Corporation and subsidiaries .........      12,311      14,722       13,723
   Wallace & de Mayo ..................................          --         (18)         (32)
                                                           --------    --------     --------
      Total ...........................................    $513,294     455,065      425,920
                                                           ========    ========     ========
Non-interest income:
   Synovus -- exclusive of pre-acquisition amounts ....    $718,236     562,137      489,406
   Merit Holding Corporation and subsidiaries .........       1,328       1,550        1,399
   Wallace & de Mayo ..................................      20,201      18,526       10,607
                                                           --------    --------     --------
      Total ...........................................    $739,765     582,213      501,412
                                                           ========    ========     ========
Net income:
   Synovus -- exclusive of pre-acquisition amounts ....    $217,432     187,107      165,236
   Merit Holding Corporation and subsidiaries .........       3,932       4,955        4,441
   Wallace & de Mayo(*) ...............................       3,943       4,403        1,152
                                                           --------    --------     --------
      Total ...........................................    $225,307     196,465      170,829
                                                           ========    ========     ========

(*)Prior to its merger with Synovus, WDM was a nontaxable enterprise due to its S corporation status. Accordingly, the pre-acquisition net income amounts shown above for WDM do not include income tax expense. Pro forma income tax expense related to WDM's net income for the years ended December 31, 1999, 1998, and 1997 would be approximately $1.4 million, $1.5 million, and $400 thousand, respectively.

    On January 31, 1999, Synovus issued 333,163 shares of common stock to acquire the remaining 80% interest in Canterbury Trust Company, Inc., which provides trust, custody, investment and consulting services to large institutional clients. The acquisition was accounted for as a purchase resulting in goodwill of $5.5 million which is being amortized on a straight-line basis over fifteen years.

    On January 29, 1999, Merit acquired Source Capital Group I, Inc., an Atlanta-based equipment leasing company, in exchange for 100,000 shares of Merit's common stock (equivalent of 125,330 Synovus shares), valued at approximately $1.9 million. The acquisition was accounted for as a purchase resulting in goodwill of $1.3 million which is being amortized on a straight-line basis over fifteen years.

    On December 18, 1998, Synovus completed the acquisition of the $178 million asset Georgia Bank & Trust (GB&T), located in Calhoun, Georgia. Synovus issued 1,811,058 shares of common stock for all the issued and outstanding shares of GB&T.

    On November 30, 1998, Synovus completed the acquisition of the $55 million asset Bank of Georgia, located in Watkinsville, Georgia. Synovus issued 850,269 shares of common stock for all the issued and outstanding shares of Bank of Georgia.

    On September 1, 1998, Synovus completed the acquisition of the $348 million asset Community Bank Capital Corporation (CBCC). CBCC is the parent company of the Bank of North Georgia, located in Alpharetta, Georgia. Synovus issued 3,774,531 shares of common stock for all the issued and outstanding shares of CBCC.

    The aforementioned three acquisitions have been accounted for as poolings of interests, except that the financial information preceding the dates of acquisition have not been restated to include the financial position and results of operations of these acquired entities since the effect was not material. Net income for the years ended December 31, 1998 and 1997 would have been increased by $2.6 million and $7.2 million, respectively, if the previous periods had been restated.

NOTE 2   INVESTMENT SECURITIES

    The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities at December 31, 1999 and 1998 are summarized as follows:

                                                                       DECEMBER 31, 1999
                                                   ----------------------------------------------------------
INVESTMENT SECURITIES AVAILABLE FOR SALE                              GROSS          GROSS          ESTIMATED
                                                   AMORTIZED       UNREALIZED      UNREALIZED         FAIR
(In thousands)                                       COST             GAINS          LOSSES           VALUE
-------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ..      $1,327,368             446         (39,861)      1,287,953
Mortgage-backed securities ..................         403,096             251         (10,567)        392,780
State and municipal .........................          15,736              71            (681)         15,126
Other investments ...........................          18,094           3,597            (872)         20,819
                                                   ----------      ----------      ----------       ---------
   Total ....................................      $1,764,294           4,365         (51,981)      1,716,678
                                                   ==========      ==========      ==========       =========

                                                                       DECEMBER 31, 1998
                                                   ----------------------------------------------------------
                                                                      GROSS          GROSS          ESTIMATED
                                                   AMORTIZED       UNREALIZED      UNREALIZED         FAIR
(In thousands)                                       COST             GAINS          LOSSES           VALUE
-------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ..      $1,190,424          16,179          (1,342)      1,205,261
Mortgage-backed securities ..................         328,195           1,954            (813)        329,336
State and municipal .........................          13,718             285            (196)         13,807
Other investments ...........................          21,062           2,818            (444)         23,436
                                                   ----------      ----------      ----------       ---------
   Total ....................................      $1,553,399          21,236          (2,795)      1,571,840
                                                   ==========      ==========      ==========       =========

                                                                       DECEMBER 31, 1999
                                                   ----------------------------------------------------------
INVESTMENT SECURITIES HELD TO MATURITY                                GROSS          GROSS          ESTIMATED
                                                   AMORTIZED       UNREALIZED      UNREALIZED         FAIR
(In thousands)                                       COST             GAINS          LOSSES           VALUE
-------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ..      $   24,914              16            (294)         24,636
Mortgage-backed securities ..................          53,698             218            (937)         52,979
State and municipal .........................         169,745           1,041          (3,697)        167,089
Other investments ...........................          28,922              --            (122)         28,800
                                                   ----------      ----------      ----------       ---------
   Total ....................................      $  277,279           1,275          (5,050)        273,504
                                                   ==========      ==========      ==========       =========

                                                                       DECEMBER 31, 1998
                                                   ----------------------------------------------------------
                                                                      GROSS          GROSS          ESTIMATED
                                                   AMORTIZED       UNREALIZED      UNREALIZED         FAIR
(In thousands)                                        COST            GAINS          LOSSES           VALUE
-------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agencies ..      $   51,996             730             (67)         52,659
Mortgage-backed securities ..................          77,899           1,063            (101)         78,861
State and municipal .........................         153,924           4,745            (151)        158,518
Other investments ...........................          21,814               1            (127)         21,688
                                                   ----------      ----------      ----------       ---------
     Total ..................................      $  305,633           6,539            (446)        311,726
                                                   ==========      ==========      ==========       =========


    The amortized cost and estimated fair value of investment securities at December 31, 1999 by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                          INVESTMENT SECURITIES          INVESTMENT SECURITIES
                                                             HELD TO MATURITY              AVAILABLE FOR SALE
                                                       --------------------------      --------------------------
                                                        AMORTIZED      ESTIMATED        AMORTIZED     ESTIMATED
(In thousands)                                            COST         FAIR VALUE         COST        FAIR VALUE
-----------------------------------------------------------------------------------------------------------------
U. S. Treasury and U. S. Government agencies:
   Within 1 year ................................      $    7,010           7,011          97,970          97,982
   1 to 5 years .................................           9,151           9,048         920,770         895,154
   5 to 10 years ................................           8,753           8,577         306,608         292,833
   More than 10 years ...........................              --              --           2,020           1,984
                                                       ----------      ----------      ----------      ----------
                                                       $   24,914          24,636       1,327,368       1,287,953
                                                       ==========      ==========      ==========      ==========

State and municipal:
   Within 1 year ................................      $    8,742           8,780             447             451
   1 to 5 years .................................          38,474          38,505           3,434           3,445
   5 to 10 years ................................          79,815          78,634           7,140           6,951
   More than 10 years ...........................          42,714          41,170           4,715           4,279
                                                       ----------      ----------      ----------      ----------
                                                       $  169,745         167,089          15,736          15,126
                                                       ==========      ==========      ==========      ==========
Other investments:
   Within 1 year ................................      $      751             752           2,445           2,222
   1 to 5 years .................................             263             265             758             775
   5 to 10 years ................................             808             809           2,529           2,547
   More than 10 years ...........................          27,100          26,974          12,362          15,275
                                                       ----------      ----------      ----------      ----------
                                                       $   28,922          28,800          18,094          20,819
                                                       ==========      ==========      ==========      ==========

Mortgage-backed securities ......................      $   53,698          52,979         403,096         392,780
                                                       ==========      ==========      ==========      ==========

Total investment securities:
   Within 1 year ................................      $   16,503          16,543         100,862         100,655
   1 to 5 years .................................          47,888          47,818         924,962         899,374
   5 to 10 years ................................          89,376          88,020         316,277         302,331
   More than 10 years ...........................          69,814          68,144          19,097          21,538
   Mortgage backed securities ...................          53,698          52,979         403,096         392,780
                                                       ----------      ----------      ----------      ----------
                                                       $  277,279         273,504       1,764,294       1,716,678
                                                       ==========      ==========      ==========      ==========

A summary of sales transactions in the investment securities available for sale portfolio for 1999, 1998, and 1997 is as follows:

                                                      GROSS        GROSS
                                                     REALIZED     REALIZED
    (In thousands)                      PROCEEDS      GAINS        LOSSES
    -----------------------------------------------------------------------
    1999..............................  $ 48,472      1,252         (50)
    1998..............................   131,493      1,371         (72)
    1997..............................    89,822        151        (217)

    There were no sales transactions in the investment securities held to maturity portfolio during the three years ended December 31,1999. Securities with a carrying value of $1,297,866 and $1,152,931 at December 31, 1999 and 1998, respectively, were pledged to secure certain deposits and repurchase agreements as required by law.

NOTE 3  LOANS

    Loans outstanding, by classification, are summarized as follows:


(In thousands)
DECEMBER 31,                                1999           1998
------------------------------------------------------------------
Commercial:
   Commercial, financial, and
     agricultural .................      $3,195,512      2,701,561
   Real estate-construction .......       1,609,594      1,164,443
   Real estate-mortgage ...........       1,983,766      1,540,459
                                         ----------      ---------
      Total commercial ............       6,788,872      5,406,463
                                         ----------      ---------
Retail:
   Real estate-mortgage ...........       1,089,217      1,058,172
   Consumer loans-credit card .....         237,546        257,721
   Consumer loans-other ...........         961,881        889,786
                                         ----------      ---------
      Total retail ................       2,288,644      2,205,679
                                         ----------      ---------
      Total loans .................      $9,077,516      7,612,142
                                         ==========      =========

    Activity in the reserve for loan losses is summarized as follows:


(In thousands)
DECEMBER 31,                                1999            1998             1997
----------------------------------------------------------------------------------
Balance at beginning of year ......      $ 114,109         105,705          97,455
Loan loss reserves of acquired
 subsidiaries .....................          2,928           6,170              --
Provision for losses on loans .....         34,007          26,882          32,485
Recoveries of loans previously
 charged off ......................          6,957           6,493           8,077
Loans charged off .................        (30,443)        (31,141)        (32,312)
                                         ---------         -------         -------
Balance at end of year ............      $ 127,558         114,109         105,705
                                         =========         =======         =======

    At December 31, 1999, the recorded investment in loans that were considered to be impaired was $29.6 million (of which $25.2 million were on a nonaccrual basis). Included in this amount is $25.0 million of impaired loans for which the related loan loss reserve is $12.3 million, and $4.6 million of impaired loans for which there is no related allowance determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

    At December 31, 1998, the recorded investment in loans that were considered to be impaired was $27.5 million (of which $18.8 million were on a nonaccrual basis). Included in this amount is $14.7 million of impaired loans for which the related loan loss reserve is $5.4 million, and $12.8 million of impaired loans for which there is no related allowance determined in accordance with SFAS No. 114.

    The loan loss reserve amounts for impaired loans were primarily determined using the fair value of the loans' collateral. The average recorded investment in impaired loans was approximately $26,500,000, $29,000,000, and $31,000,000 for the years ended December 31, 1999, 1998, and 1997, respectively, and the related amount of interest income recognized during the period that such loans were impaired was approximately $1,468,000, $1,573,000, and $1,956,000 in 1999,
1998, and 1997, respectively.

    Loans on nonaccrual status amounted to approximately $26,672,000, $20,756,000, and $18,304,000 at December 31, 1999, 1998, and 1997, respectively.
If nonaccruing loans had been on a full accruing basis, interest income on these loans would have been increased by approximately $2,603,000, $1,891,000, and $2,251,000 in 1999, 1998, and 1997, respectively.

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

    In the ordinary course of business, Synovus has direct and indirect loans outstanding to certain executive officers, directors, and principal holders of equity securities (including their associates). Management believes that such loans are made substantially on the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers. The following is a summary of such loans outstanding and the activity in these loans for the year ended December 31, 1999.

(In thousands)
---------------------------------------------------------------------------
Balance at December 31, 1998 ...............................      $ 128,362
Adjustment for executive officer and director changes ......        (13,149)
                                                                  ----------
Adjusted balance at December 31, 1998 ......................        115,213
New loans ..................................................        228,614
Repayments .................................................       (214,359)
                                                                  ----------
Balance at December 31, 1999 ...............................      $ 129,468
                                                                  ==========


NOTE 4  OTHER ASSETS

    Included in other assets are the following significant balances: mortgage servicing rights, bank-owned life insurance programs, TSYS' computer software costs, contract acquisition costs, and investments in joint ventures.

    At December 31, 1999 and 1998, Synovus had approximately $33,411,000 and $28,317,000, respectively, in capitalized mortgage servicing rights. There was no valuation allowance as of December 31, 1999 and 1998.

    At December 31, 1999 and 1998, Synovus serviced mortgage loans for unaffiliated investors of approximately $2,519,000,000 and $2,115,000,000, respectively.

    At December 31, 1999 and 1998, Synovus maintained certain bank-owned life insurance programs with a carrying value of approximately $75,000,000 and $40,000,000, respectively.

    The following table summarizes TSYS' computer software at December 31, 1999 and 1998:

(In thousands)                             1999          1998
--------------------------------------------------------------
Purchased computer software .......      $111,331       68,636
TS(2) .............................        33,049       33,049
Other capitalized software
  development costs ...............        26,787       14,854
                                         --------      -------
                                          171,167      116,539
Less accumulated amortization .....        72,342       50,677
                                         --------      -------
Computer software, net ............      $ 98,825       65,862
                                         ========      =======


    Amortization expense related to purchased and capitalized software development costs at TSYS was $21,627,000, $16,774,000 and $11,668,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

    Contract acquisition costs, net, at TSYS were $50,862,000 and $46,681,000 at December 31, 1999 and 1998, respectively. TSYS' investments in joint ventures, net, were $35,101,000 and $28,304,000 at December 31, 1999 and 1998,
respectively.

NOTE 5   INTEREST BEARING DEPOSITS

    A summary of interest bearing deposits at December 31, 1999 and 1998 is as follows:


(In thousands)                              1999          1998
-----------------------------------------------------------------
Interest bearing demand deposits .....   $1,364,244     1,406,885
Money market accounts ................    1,766,893     1,708,522
Savings accounts .....................      444,493       457,711
Time deposits under $100,000 .........    2,451,629     2,509,196
Time deposits of $100,000 or more ....    1,787,515     1,281,169
                                         ----------     ---------
     Total interest bearing deposits..   $7,814,774     7,363,483
                                         ==========     =========

    Interest expense for the years ended December 31, 1999, 1998, and 1997 on time deposits of $100,000 or more was $82,685,000, $76,311,000, and $69,767,000, respectively.

NOTE 6  LONG-TERM DEBT

    Long-term debt at December 31, 1999 and 1998 consists of the following:

(In thousands)                                                 1999          1998
----------------------------------------------------------------------------------
Parent Company:
6.125% senior note, due October 15, 2003,
   with semi-annual interest payments and
   principal to be paid at maturity ...................      $ 75,000       75,000
8.75% debenture, due May 15, 2003, with
   minimum annual principal payments of
   $120 and $1,120 at maturity ........................         1,480        1,720
                                                             --------      -------
       Total Parent Company debt ......................        76,480       76,720
                                                             --------      -------
Subsidiaries:
Federal Home Loan Bank advances with interest
   and principal payments due at various maturity
   dates through 2009 and interest rates ranging
   from 4.65% to 7.54% at December 31, 1999 ...........       241,763       54,130
9.23% note payable, due October 31, 2003,
   with annual principal and interest
   payments ...........................................           204          245
8.00% capital lease obligation payable, due in
   monthly principal and interest
   payments through 2002 ..............................           126          173
Other notes payable and capital lease obligations
   payable, with an interest rate of 7.85% at
   December 31, 1999, maturing in 2000 ................            47          534
                                                             --------      -------
      Total subsidiaries debt .........................       242,140       55,082
                                                             --------      -------
      Total long-term debt ............................      $318,620      131,802
                                                             ========      =======

    The provisions of the loan and security agreements associated with some of the promissory notes place certain restrictions, within specified limits, on payments of cash dividends, issuance of additional debt, creation of liens upon property, disposition of common stock or assets, and investments in subsidiaries. As of December 31, 1999, Synovus and its subsidiaries were in compliance with the covenants of the aforementioned loan and security agreements.

    The Federal Home Loan Bank advances are secured by certain mortgage loans receivable as well as all of the stock of the Federal Home Loan Bank owned by various Synovus affiliate banks.

    Synovus has an unsecured line of credit, with an unaffiliated bank, for $25 million with an interest rate of 50 basis points above the short-term index, as defined. The line of credit requires an annual commitment fee of .125% on the average daily available balance and draws can be made on demand (subject to compliance with certain restrictive covenants). There were no advances outstanding at December 31, 1999 and 1998.

    Required annual principal payments on long-term debt for the five years subsequent to December 31, 1999 are as follows:

                        PARENT
(In thousands)          COMPANY     SUBSIDIARIES    TOTAL
----------------------------------------------------------
2000................    $   120        33,463       33,583
2001................        120       100,602      100,722
2002................        120        25,576       25,696
2003................     76,120         8,390       84,510
2004................         --         5,597        5,597

NOTE 7   INCOME TAXES

    For the years ended December 31, 1999, 1998, and 1997, income tax expense (benefit) consists of:

(In thousands)                              1999           1998        1997
----------------------------------------------------------------------------
Current:
  Federal .........................      $ 117,284        96,223      89,479
  State ...........................          6,868         5,110       5,794
                                         ---------       -------      ------
                                           124,152       101,333      95,273
                                         ---------       -------      ------
Deferred:
  Federal .........................           (122)        5,244         788
  State ...........................            (22)          983         123
                                         ---------       -------      ------
                                              (144)        6,227         911
                                         ---------       -------      ------
     Total income tax expense .....      $ 124,008       107,560      96,184
                                         =========       =======      ======

    Income tax expense as shown in the consolidated statements of income differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of the following:

(In thousands)                               1999            1998           1997
---------------------------------------------------------------------------------
Taxes at statutory Federal
  income tax rate .................      $ 122,260         106,409        93,455
Tax-exempt income .................         (3,200)         (2,798)       (2,473)
State income taxes, net of
  federal income tax benefit ......          4,450           3,960         3,846
Minority interest .................          4,616           3,696         3,200
Other, net ........................         (4,118)         (3,707)       (1,844)
                                         ---------         --------       -------
    Total income tax expense ......      $ 124,008         107,560        96,184
                                         ---------         --------       -------
    Effective income tax rate .....          35.50%          35.38         36.02
                                         =========         ========       =======

    The tax effects of temporary differences that gave rise to significant portions of the deferred income tax assets and liabilities at December 31, 1999 and 1998 are presented below:

(In thousands)                                                         1999          1998
-------------------------------------------------------------------------------------------
Deferred income tax assets:

Provision for losses on loans .................................      $ 48,709        42,734
Net unrealized loss on investment securities available for sale        18,094            --
State tax credits .............................................         2,622            --
Other assets ..................................................        15,180        12,732
                                                                     --------       -------
   Total gross deferred income tax assets .....................        84,605        55,466
Less valuation allowance ......................................        (1,400)           --
                                                                     --------       -------
   Total net deferred income tax assets .......................        83,205        55,466
                                                                     --------       -------
Deferred income tax liabilities:

Computer software development costs ...........................       (18,311)      (17,210)
Differences in depreciation ...................................       (12,215)       (7,710)
Capitalization of mortgage servicing rights ...................        (9,201)       (7,172)
Net unrealized gain on investment securities available for sale            --        (7,007)
Ownership interest in partnership .............................        (2,553)         (720)
Other liabilities .............................................        (7,520)       (7,199)
                                                                     --------       -------
   Total gross deferred income tax liabilities ................       (49,800)      (47,018)
                                                                     --------       -------
      Net deferred income tax assets ..........................      $ 33,405         8,448
                                                                     ========       =======

    The valuation allowance for deferred tax assets as of December 31, 1999 was $1,400,000. There was no valuation allowance at December 31, 1998. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that it is more likely than not that Synovus will realize the benefits of these deductible differences, net of existing valuation allowances, at December 31, 1999.

NOTE 8   EMPLOYEE BENEFIT PLANS

    Synovus has various stock option plans under which the Compensation Committee of the Board of Directors has the authority to grant options to key Synovus employees. At December 31, 1999, Synovus had 5,436,563 shares of its authorized but unissued common stock reserved for future grants under the stock option plans. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

    During 1999 and 1998, Synovus granted options to purchase 150 shares of stock to each employee for a total of 1,546,650 and 1,246,650 stock options in 1999 and 1998, respectively. The exercise price per share is equal to the fair market value at the grant date of $19.19 and $22.00 for the 1999 and 1998 grants, respectively. The options are exercisable after the price of the stock has doubled or after three years, whichever comes first.

    During 1999, Synovus granted options to purchase 500,000 shares of stock to a key executive. The exercise price per share is equal to the fair market value at the grant date of $19.06. The options are exercisable in equal installments when the per share market price of Synovus common stock exceeds $40, $45, and $50, and in any event on September 12, 2006.

    Synovus applies APB Opinion No. 25 in accounting for its stock option plans, accordingly, compensation expense for the option grants has not been recognized in the accompanying financial statements.

    A summary of the status of Synovus' stock option plans as of December 31, 1999, 1998, and 1997 and changes during the years then ended is presented below:

                                                       1999                         1998                         1997
                                            ---------------------------- ----------------------------  ----------------------------
                                                           WEIGHTED AVG.                WEIGHTED AVG.                WEIGHTED AVG.
                                               SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE     SHARES    EXERCISE PRICE
                                            ---------------------------- ----------------------------  ----------------------------
Options outstanding at beginning of period   16,364,209       $ 12.84     13,349,230       $  9.22     10,078,092       $  5.90
Options granted ..........................    4,589,819         21.13      4,348,434         21.67      4,389,519         15.50
Options exercised ........................   (1,347,711)         5.02     (1,196,396)         4.60     (1,046,860)         3.23
Options canceled .........................     (165,367)        17.27       (137,059)        12.44        (71,521)        10.83
                                            -------------------------    -------------------------    -------------------------
   Options outstanding at end of period ..   19,440,950         16.28     16,364,209         12.84     13,349,230          9.22
                                            =========================    =========================    =========================
   Options exercisable at end of period ..    8,456,609       $  8.72      6,211,534       $  6.04      3,607,612       $  4.30
                                            =========================    =========================    =========================

The following is a summary of stock options outstanding at December 31, 1999:

                                                                          WEIGHTED AVERAGE           WEIGHTED
   RANGE OF           OPTIONS         OPTIONS       WEIGHTED AVERAGE       EXERCISE PRICE-       AVERAGE REMAINING
EXERCISE PRICES     OUTSTANDING     EXERCISABLE      EXERCISE PRICE      OPTIONS EXERCISABLE     CONTRACTUAL LIFE
---------------     -----------     -----------     ----------------     -------------------     -----------------
$ 2.37 - $ 4.72      2,303,034      2,303,034            $ 3.83                 $ 3.83                1.7 years
$ 6.74 - $ 9.61      4,624,619      4,624,619            $ 8.15                 $ 8.15                4.9 years
$14.27 - $22.87     12,513,297      1,528,956            $19.29                 $17.80                6.9 years

    The per share weighted average fair value of stock options granted during 1999, 1998, and 1997 was $5.41, $4.96, and $3.68, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.3%, 5.4%, and 6.5%; expected volatility of 36%, 32%, and 22%, expected life of 4.3 years, 4 years, and 4 years; and dividend yield of 1.7%, 1.3%, and 1.4%.

    Had Synovus determined compensation expense based on the fair value at the grant date for its stock options granted during the years 1995 through 1999 under SFAS No. 123, Synovus' net income would have been reduced to the pro forma amounts indicated below:

YEARS ENDED DECEMBER 31,                 1999          1998           1997
---------------------------------------------------------------------------
Net income (In thousands):
  As reported ..................       $225,307       196,465       170,829
  Pro forma ....................        213,662       187,044       166,361
Earnings per share-diluted:
  As reported ..................           0.80          0.71          0.63
  Pro forma ....................           0.75          0.67          0.61

    In addition to the stock options described above, Synovus has awarded non-transferable, restricted shares of Synovus common stock to various key executives under key executive restricted stock bonus plans. The market value of the common stock at the date of issuance is included as a reduction of shareholders' equity in the consolidated balance sheets and is amortized as compensation expense using the straight-line method over the vesting period of the awards. Aggregate compensation expense with respect to the foregoing Synovus restricted stock awards was approximately $1,252,000, $1,189,000, and $1,856,000 in 1999, 1998, and 1997, respectively. Summary information regarding outstanding restricted stock bonus plans at December 31, 1999 is presented below:

    Year awards        Market value        Vesting
      granted         at award date         period
    -----------       -------------        --------
    1995              $2,054,000           5 years
    1996               3,771,000           5 years
    1997                 246,000           5 years

    TSYS has also awarded 1,438,800 non-transferable, restricted shares of its common stock to various key executives under restricted stock bonus plans. Compensation expense related to these restricted stock awards was approximately $44,325 and $357,800 in 1998 and 1997, respectively. These awards were fully amortized during 1998.

    Synovus generally provides noncontributory, trusteed, money purchase, profit sharing and 401(k) plans which cover all eligible employees. Annual discretionary contributions to these plans are set each year by the respective Boards of Directors of each subsidiary, but cannot exceed amounts allowable as a deduction for federal income tax purposes. Aggregate contributions to these money purchase, profit sharing, and 401(k) plans for the years ended December 31, 1999, 1998, and 1997 were $46,475,366, $38,871,669, and $30,961,713, respectively.

    Synovus has stock purchase plans for directors and employees whereby Synovus makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase outstanding shares of Synovus common stock. TSYS has established director and employee stock purchase plans, modeled after Synovus' plans except that the funds are used to purchase outstanding shares of TSYS common stock. Synovus and TSYS contributed $6,365,000, $5,448,000, and $4,664,000 to these plans in 1999, 1998, and 1997, respectively.

    Synovus has entered into employment agreements with certain executive officers for past and future services which provide for current compensation in addition to salary in the form of deferred compensation payable at retirement or in the event of death, total disability, or termination of employment. The aggregate cost of these salary continuation plans and employment agreements was not material to the consolidated financial statements.

    Synovus provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost is not material to Synovus' consolidated financial statements.


NOTE 9   FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following table presents the carrying and estimated fair values of Synovus' on-balance sheet financial instruments at December 31, 1999 and 1998. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                                       1999                     1998
                                                                            --------------------------  -----------------------
                                                                              CARRYING     ESTIMATED    CARRYING     ESTIMATED
(In thousands)                                                                 VALUE       FAIR VALUE     VALUE      FAIR VALUE
-------------------------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and due from banks .................................................    $  466,543      466,543      373,376      373,376
Interest earning deposits with banks ....................................         1,928        1,928        1,383        1,383
Federal funds sold ......................................................        92,093       92,093       77,392       77,392
Mortgage loans held for sale ............................................        83,145       83,145      156,231      156,231
Investment securities available for sale ................................     1,716,678    1,716,678    1,571,840    1,571,840
Investment securities held to maturity ..................................       277,279      273,504      305,633      311,726
Loans, net ..............................................................     8,940,681    8,984,381    7,489,496    7,468,278
Purchased and originated mortgage servicing rights ......................        33,411       36,945       28,317       29,091

Financial liabilities:
Non-interest bearing deposits ...........................................     1,625,313    1,625,313    1,433,929    1,433,929
Interest bearing deposits ...............................................     7,814,774    7,757,991    7,363,483    7,379,757
Federal funds purchased and securities sold under agreement to repurchase     1,261,391    1,261,391      503,287      503,287
Long-term debt ..........................................................       318,620      318,178      131,802      133,274

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

    In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the fair value of deposits with no stated maturity, such as non-interest bearing demand accounts, interest bearing demand deposits, money market accounts, and savings accounts, is equal to the amount payable on demand as of that respective date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

    Synovus' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and standby and commercial letters of credit is represented by the contract amount of those instruments. Synovus uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For interest rate swap and floor agreements held at year-end, Synovus had insignificant credit risk.

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

    Loan commitments and letters of credit at December 31, 1999 include the following:

(In thousands)                                 1999
-------------------------------------------------------
Standby letters of credit................   $   359,451
Undisbursed construction loans ..........       536,028
Unused credit card lines.................       698,761
Other loan commitments...................     1,140,704
                                            -----------
Total....................................   $ 2,734,944
                                            ===========

    Due to the short-term nature of the outstanding loan commitments, and the likelihood that, when funded, these loans will be indexed to the then current market rates, the off-balance sheet value closely approximates fair value.

    At December 31, 1999, outstanding commitments to sell mortgage loans amounted to approximately $86,000,000. Such commitments are entered into to reduce Synovus' exposure to market risk arising from potential changes in interest rates, which could affect the fair value of mortgage loans held for sale and outstanding commitments to originate residential mortgage loans held for sale. The commitments to sell mortgage loans are at fixed prices and are scheduled to settle at specified dates which generally do not exceed 90 days. The off-balance sheet value of outstanding commitments to sell mortgage loans at December 31, 1999 closely approximated fair value.

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

    The consolidated notional amount of interest rate swap, floor, and collar contracts was $665,000,000 and $595,000,000 as of December 31, 1999 and 1998,
respectively, with a carrying amount of $77,000 and $280,000 at December 31, 1999 and 1998, respectively. The estimated net unrealized gain (loss) on these interest rate contracts was ($10,575,000) and $5,578,000 at December 31, 1999 and 1998, respectively.

    These interest rate contracts are being utilized to hedge approximately $825,500,000 in prime rate floating loans in Georgia and South Carolina and $30 million in fixed rate deposits in South Carolina.

(Dollars in thousands)

                                                                            Weighted
                                               Weighted       Weighted       Average                                    Net
                                 Notional       Average        Average      Maturity    Unrealized    Unrealized     Unrealized
DECEMBER 31, 1999                 Amount      Receive Rate   Pay Rate(a)    In Months      Gains        Losses      Gains (Losses)
---------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR      $180,000         5.78%          6.16%          19         $ 181        (2,711)            (2,530)
Receive fixed swaps - Prime       420,000         8.82%          8.50%          39            75        (8,047)            (7,972)
                                 --------         ----           ----           --           ---       --------           --------
      Total receive fixed swaps   600,000         7.91%          7.80%          33           256       (10,758)           (10,502)
                                 --------         ----           ----           --           ---       --------           --------



                                                                            Weighted
                                               Weighted                      Average                                    Net
                                 Notional       Average                     Maturity    Unrealized    Unrealized     Unrealized
                                  Amount      Floor Rate                    In Months      Gains         Losses     Gains (Losses)
---------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors..   65,000        7.90%                           9            --           (73)               (73)


                                                                            Weighted
                                                                             Average                                    Net
                                 Notional                                   Maturity    Unrealized    Unrealized     Unrealized
                                  Amount                                    In Months      Gains        Losses      Gains (Losses)
Total                            $665,000                                       31       $     256     (10,831)            (10,575)
                                 ========                                                      ===     ========             =======


                                                                             Weighted
                                               Weighted      Weighted         Average                                   Net
                                 Notional       Average       Average        Maturity   Unrealized    Unrealized     Unrealized
DECEMBER 31, 1998                 Amount      Receive Rate   Pay Rate(a)(b)  In Months     Gains        Losses      Gains (Losses)
---------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR      $ 235,000       5.79%           5.33%           9       $   1,220         (16)           1,204
Receive fixed forward
   starting swaps - LIBOR          100,000       5.90%           5.07%          41           1,455         (16)           1,439
Receive fixed swaps - Prime         95,000       8.79%           7.75%          29           2,226          --            2,226
                                  --------       ----            ----           --           -----     --------           -------

      Total receive fixed swaps    430,000       6.48%           5.80%          21           4,901         (32)           4,869
                                  --------       ----            ----           --           -----     --------           -------



                                                                             Weighted
                                              Weighted       Weighted         Average                                   Net
                                 Notional      Average        Average        Maturity   Unrealized    Unrealized     Unrealized
                                  Amount      Cap Rate      Floor Rate      In Months     Gains        Losses      Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate collars     80,000       9.16%           7.91%          10       $     256            --             256


                                                                             Weighted
                                              Weighted                        Average                                   Net
                                 Notional      Average                       Maturity   Unrealized    Unrealized     Unrealized
                                  Amount      Floor Rate                     In Months     Gains        Losses      Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors     85,000        7.87%                          24       $     453            --              453


                                                                             Weighted
                                                                              Average                                   Net
                                 Notional                                    Maturity   Unrealized    Unrealized      Unrealized
                                  Amount                                     In Months     Gains         Losses     Gains (Losses)
---------------------------------------------------------------------------------------------------------------------------------
Total                            $595,000                                      20       $   5,610            (32)           5,578
                                 ========                                                   =====           =====           =====

(a) Variable pay rate based upon contract rates in effect at December 31, 1999 and 1998.
(b) Pay rate on forward starting swaps is based on the three month LIBOR at December 31, 1998.

LEASE COMMITMENTS

    Synovus and its subsidiaries have entered into long-term operating leases for various branch locations, corporate facilities, data processing equipment, and furniture. Management expects that, as these leases expire, they will be renewed or replaced by other leases. At December 31, 1999, minimum rental commitments under all such noncancelable leases for the next five years are as follows:


                                  Equipment
                         Real        and
(In thousands)         Property   Furniture      Total
-------------------------------------------------------

2000.............      $11,289      89,427      100,716
2001.............       10,687      91,958      102,645
2002.............        8,541      79,135       87,676
2003.............        2,309      44,775       47,084
2004.............        5,266      35,364       40,630

    In 1997, TSYS entered into an operating lease agreement for TSYS' new corporate campus. Under the agreement, which is guaranteed by Synovus, the lessor paid for the construction and development costs and has leased the facilities to TSYS for a term of three years beginning in November 1999. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $81.4 million. The terms of this lease financing arrangement require, among other things, that TSYS maintain certain minimum financial ratios and provide certain information to the lessor.

    Rental expense on equipment, including cancelable leases, was $82,272,000, $55,320,000, and $51,925,000 in 1999, 1998, and 1997, respectively. Rental expense on facilities was $11,033,000, $7,685,000, and $7,170,000 in 1999,
1998, and 1997, respectively.

CONTRACTUAL COMMITMENTS

    In the normal course of its business, TSYS maintains processing contracts with its customers. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which TSYS' performance is measured. In the event that TSYS does not meet its contractual commitments with its customers, TSYS may incur penalties and/or certain customers may have the right to terminate their contracts with TSYS. TSYS does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

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

    In November, 1998, a class action complaint was filed against NationsBank of Delaware, N.A., in the United States District Court for the Southern District of Mississippi. On March 23, 1999, the named plaintiff amended the complaint and named TSYS and certain credit bureaus as defendants in the case. The named plaintiff alleges, among other things, that the defendants failed to report properly the credit standing of each member of the putative class. The named plaintiff has defined the class as all persons and entities within the United States who obtained credit cards from NationsBank and whose accounts were purchased by or transferred to U.S. BankCard and whose accounts were reported to credit bureaus or credit agencies incorrectly in August 1998. The amended complaint alleges negligence, violation of the Fair Credit Reporting Act, breach of the duty of good faith and fair dealing, and seeks declaratory relief, injunctive relief and the imposition of punitive damages. This lawsuit seeks unspecified damages. Though settlement negotiations have occurred, these negotiations have to date not resulted in a definitive settlement agreement among the parties. TSYS is not in a position to determine its possible exposure, if any, as a result of this litigation.

NOTE 11   SUPPLEMENTAL FINANCIAL DATA

    Components of other operating income and expenses in excess of 1% of total revenues for any of the respective years are as follows:

(In thousands)                                 1999          1998       1997
-----------------------------------------------------------------------------

Income:
  Income associated with originating,
  servicing, and selling mortgage loans...... $21,196       21,366     10,681
  Third-party services on credit cards
  and other consumer loans...................  37,698       38,220     23,580

Expenses:
  Stationery, printing, and supplies.........  33,700       28,556     26,555
  Third-party processing services............  20,018        6,263      5,516


NOTE 12       OPERATING SEGMENTS

    Synovus has two reportable segments: banking operations and transaction processing services. The banking operations segment is predominately involved in commercial banking activities and also provides retail banking, trust, mortgage, and brokerage services. The transaction processing segment consists primarily of operations at TSYS, which is primarily credit, debit, commercial and private label card processing. The transaction processing services segment also includes related services to banks and other card issuing institutions as well as TDM's debt collection and bankruptcy management operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment services provided are charged at the same rates as those charged to unaffiliated customers. Such services are included in the revenues and net income of the respective segments and are eliminated to arrive at consolidated totals.

    Segment information for the years ended December 31, 1999, 1998, and 1997 is presented below.

                                                                  TRANSACTION
                                                  BANKING         PROCESSING
(IN THOUSANDS)                                  OPERATIONS        SERVICES (c)    ELIMINATIONS      CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------

Total revenue (e) ................  1999       $   692,718          568,613        (8,272)(a)        1,253,059
    ..............................  1998           614,003          427,676        (4,401)(a)        1,037,278
    ..............................  1997           548,769          381,420        (2,857)(a)          927,332

Net interest income ..............  1999           511,135            2,159            --              513,294
    ..............................  1998           452,755            2,310            --              455,065
    ..............................  1997           423,798            2,122            --              425,920

Income before taxes ..............  1999           253,571          108,932       (13,188)(b)          349,315
    ..............................  1998           228,213           86,371       (10,559)(b)          304,025
    ..............................  1997           203,329           72,827        (9,143)(b)          267,013

Income tax expense ...............  1999            88,251           35,757            --              124,008
    ..............................  1998            80,423           27,137            --              107,560
    ..............................  1997            71,987           24,197            --               96,184

Net income .......................  1999           165,320           73,175       (13,188)(b)          225,307
    ..............................  1998           147,790           59,234       (10,559)(b)          196,465
    ..............................  1997           131,342           48,630        (9,143)(b)          170,829

Total assets .....................  1999        12,142,344          464,969       (60,312)(d)       12,547,001
    ..............................  1998        10,466,428          356,125       (10,961)(d)       10,811,592
    ..............................  1997         9,304,331          299,705       (73,495)(d)        9,530,541

(a) Principally, data processing service revenues provided to the banking operations segment.
(b) Minority interest in TSYS.
(c) Includes equity in income of joint ventures which is included in other operating income.
(d) Primarily TSYS' cash deposits with the banking operations segment.
(e) Consists of net interest income and non-interest income.

NOTE 13 CONDENSED FINANCIAL INFORMATION OF SYNOVUS FINANCIAL CORP. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS (In thousands)
DECEMBER 31,                                                                                          1999             1998
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash ..........................................................................................   $     5,050            5,569
Investment in consolidated bank subsidiaries, at equity (including TSYS) ......................     1,233,759        1,128,990
Investment in consolidated nonbank subsidiaries, at equity ....................................        44,171           35,686
Notes receivable from subsidiaries ............................................................        23,776           21,463
Other assets ..................................................................................        31,274           30,788
                                                                                                  -----------        ---------
          Total assets ........................................................................   $ 1,338,030        1,222,496
                                                                                                  ===========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt ................................................................................   $    76,480           76,720
Other liabilities .............................................................................        34,881           33,859
                                                                                                  -----------        ---------
          Total liabilities ...................................................................       111,361          110,579
                                                                                                  -----------        ---------

Shareholders' equity:
     Common stock .............................................................................       282,189          278,807
     Surplus ..................................................................................        79,190           59,657
     Less treasury stock ......................................................................        (1,285)          (5,099)
     Less unamortized restricted stock ........................................................        (1,293)          (2,545)
     Accumulated other comprehensive income ...................................................       (30,134)          10,475
     Retained earnings ........................................................................       898,002          770,622
                                                                                                  -----------        ---------
          Total shareholders' equity ..........................................................     1,226,669        1,111,917
                                                                                                  -----------        ---------
          Total liabilities and shareholders' equity ..........................................   $ 1,338,030        1,222,496
                                                                                                  ===========        =========


CONDENSED STATEMENTS OF INCOME (In thousands)

YEARS ENDED DECEMBER 31,                                                                      1999           1998         1997
--------------------------------------------------------------------------------------------------------------------------------

Income:
    Dividends received from bank subsidiaries (including TSYS) ...........................   $153,689       132,714      105,486
    Management fees ......................................................................      2,125         1,871        1,806
    Interest income ......................................................................      3,301         2,237        1,853
    Other income .........................................................................     10,066         5,684        2,394
                                                                                             --------       -------      -------
        Total income .....................................................................    169,181       142,506      111,539
                                                                                             --------       -------      -------
Expenses:
    Interest expense .....................................................................      4,878         4,774        4,785
    Other expenses .......................................................................     25,217        24,651       23,718
                                                                                             --------       -------      -------
        Total expenses ...................................................................     30,095        29,425       28,503
                                                                                             --------       -------      -------
        Income before income taxes and equity in undistributed income of subsidiaries ....    139,086       113,081       83,036
Allocated income tax benefit .............................................................     (6,404)       (5,502)      (6,569)
                                                                                             --------       -------      -------
        Income before equity in undistributed income of subsidiaries .....................    145,490       118,583       89,605
Equity in undistributed income of subsidiaries ...........................................     79,817        77,882       81,224
                                                                                             --------       -------      -------
        Net income .......................................................................   $225,307       196,465      170,829
                                                                                             ========       =======      =======



CONDENSED STATEMENTS OF CASH FLOWS (In thousands)

YEARS ENDED DECEMBER 31,                                                                      1999          1998          1997
--------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
    Net income ...........................................................................  $ 225,307       196,465      170,829
    Adjustments to reconcile net income to net cash provided by operating activities:
         Equity in undistributed earnings of subsidiaries ................................    (79,817)      (77,882)     (81,224)
         Net income of equity method investments .........................................        (60)         (157)         (44)
         Depreciation, amortization, and accretion, net ..................................      1,705         1,309          847
         Net increase (decrease) in other liabilities ....................................      2,270        (5,576)      (8,382)
         Net (increase) decrease in other assets .........................................     (4,233)       (1,758)      (6,848)
                                                                                             --------       -------      -------
             Net cash provided by operating activities ...................................    145,172       112,401       75,178
                                                                                             --------       -------      -------
INVESTING ACTIVITIES
    Net investment in subsidiaries .......................................................    (55,836)      (52,733)      (5,093)
    Net increase in notes receivable from subsidiaries ...................................         --            --         (700)
    Net (increase) decrease in short-term notes receivable from subsidiaries .............     (2,280)       14,254       (8,392)
    Purchase of premises and equipment, net ..............................................       (114)       (1,111)        (190)
                                                                                             --------       -------      -------
             Net cash used in investing activities .......................................    (58,230)      (39,590)     (14,375)
                                                                                             --------       -------      -------

FINANCING ACTIVITIES
   Dividends paid to shareholders ........................................................    (93,923)      (74,768)     (60,586)
   Principal repayments on long-term debt ................................................       (240)       (4,289)        (240)
   Purchase of treasury stock ............................................................         --        (3,792)         (22)
   Proceeds from issuance of common stock ................................................      6,702         9,417        5,785
                                                                                             --------       -------      -------
             Net cash used in financing activities .......................................    (87,461)      (73,432)     (55,063)
                                                                                             --------       -------      -------
(Decrease) increase in cash ..............................................................       (519)         (621)       5,740
Cash at beginning of period ..............................................................      5,569         6,190          450
                                                                                             --------       -------      -------
Cash at end of period ....................................................................  $   5,050         5,569        6,190
                                                                                             ========       =======      =======

    For the years ended December 31, 1999, 1998, and 1997, the Parent Company paid income taxes of $103 million, $91 million, and $93 million, respectively, and interest in the amount of $5 million each year.

    The amount of dividends paid to the Parent Company from each of the subsidiary banks is limited by various banking regulatory agencies. The amount of cash dividends available from subsidiary banks for payment in 2000, in the aggregate, without prior approval from the banking regulatory agencies, is approximately $109,655,000. In prior years, certain Synovus banks have received permission and have paid cash dividends to the Parent Company in excess of these regulatory limitations.


    Synovus is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Synovus' consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Synovus must meet specific capital guidelines that involve quantitative measures of Synovus' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Synovus' capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require Synovus on a consolidated basis, and the Parent Company and subsidiary banks, individually, to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 1999, that Synovus meets all capital adequacy requirements to which it is subject.

    As of December 31, 1999, the most recent notification from The Federal Reserve Bank of Atlanta categorized the significant Synovus subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Synovus and its subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Management is not aware of the existence of any conditions or events occurring subsequent to December 31, 1999 which would affect Synovus' or its subsidiaries' well capitalized classification.

    Actual capital amounts and ratios for Synovus are presented in the table below on a consolidated basis and for each significant subsidiary, as defined.

                                                                                                       TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL           UNDER PROMPT CORRECTIVE
(Amounts in thousands)                              ACTUAL                   ADEQUACY PURPOSES           ACTION PROVISIONS
                                        ----------------------------       ---------------------      -----------------------
DECEMBER 31,                               1999               1998           1999          1998          1999          1998
-----------------------------------------------------------------------------------------------------------------------------

SYNOVUS FINANCIAL CORP

Tier I capital ......................  $ 1,281,850          1,118,599       409,708       351,423           N/A           N/A
Total risk-based capital ............    1,410,888          1,230,192       819,416       702,845           N/A           N/A

Tier I capital ratio ................        12.51%             12.73          4.00          4.00           N/A           N/A
Total risk-based capital ratio ......        13.77              14.00          8.00          8.00           N/A           N/A
Leverage ratio ......................        10.52              10.82          4.00          4.00           N/A           N/A

COLUMBUS BANK AND TRUST COMPANY

Tier I capital ......................  $   501,325            428,655        98,292        84,732       147,438       127,098
Total risk-based capital ............      521,730            446,192       196,584       169,463       245,730       211,829

Tier I capital ratio ................        20.40%             20.24          4.00          4.00          6.00          6.00
Total risk-based capital ratio ......        21.23              21.06          8.00          8.00         10.00         10.00
Leverage ratio ......................        17.55              21.22          4.00          4.00          5.00          5.00

THE NATIONAL BANK OF SOUTH CAROLINA

Tier I capital ......................  $   128,018            111,129        56,723        47,474        85,085        72,212
Total risk-based capital ............      145,762            125,996       113,446        94,949       141,808       118,686

Tier I capital ratio ................         9.03%              9.36          4.00          4.00          6.00          6.00
Total risk-based capital ratio ......        10.28              10.62          8.00          8.00         10.00         10.00
Leverage ratio ......................         7.79               8.02          4.00          4.00          5.00          5.00


NOTE 14   EARNINGS PER SHARE

    The following table displays a reconciliation of the information used in calculating basic and diluted earnings per share (EPS) for the years ended December 31, 1999, 1998, and 1997.

                                       DECEMBER 31, 1999                DECEMBER 31, 1998                DECEMBER 31, 1997
                              --------------------------------  --------------------------------  --------------------------------
(In thousands,                   NET      AVERAGE   NET INCOME     NET      AVERAGE  NET INCOME      NET      AVERAGE   NET INCOME
except per share data)         INCOME     SHARES    PER SHARE    INCOME     SHARES   PER SHARE     INCOME     SHARES    PER SHARE
----------------------------------------------------------------------------------------------------------------------------------

BASIC EPS                     $225,307    280,016     $.80      $196,465    272,416     $.72      $170,829    269,285      $.63
Effect of dilutive options          --      3,339                     --      4,807                     --      3,867
                              --------    -------               --------    -------               --------    -------
DILUTED EPS                   $225,307    283,355     $.80      $196,465    277,223     $.71      $170,829    273,152      $.63
                              ========    =======     ====      ========    =======     ====      ========    =======      ====

    The following represents options to purchase shares of Synovus common stock that were outstanding during the periods noted below, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

                                                       WTD. AVG. EXERCISE PRICE
QUARTER ENDED                      NUMBER OF SHARES            PER SHARE
-------------                      ----------------            ---------

December 31, 1999.................     6,260,596.................$21.87
September 30, 1999................     6,383,651.................$21.82
June 30, 1999.....................     3,666,048.................$22.60
December 31, 1998.................        10,000.................$22.81
December 31, 1997.................     1,328,936.................$18.37
September 30, 1997................     1,328,936.................$18.37

NOTE 15   OTHER COMPREHENSIVE INCOME (LOSS)

    The components of other comprehensive income (loss) for the years ended December 31, 1999, 1998, and 1997 are as follows:

                                           1999                               1998                              1997
                            ---------------------------------  ----------------------------------  ---------------------------------
                            BEFORE-TAX TAX EXPENSE  NET OF     BEFORE-TAX  TAX EXPENSE  NET OF     BEFORE-TAX TAX EXPENSE NET OF
(In thousands)              AMOUNT     OR BENEFIT   TAX AMOUNT AMOUNT      OR BENEFIT   TAX AMOUNT AMOUNT     OR BENEFIT  TAX AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
Net unrealized
  gains/losses on
  investment securities
  available for sale:
Unrealized gains (losses)
  arising during the year ..$(63,698)    24,524      (39,174)      8,535      (3,286)    5,249        11,031     (4,247)   6,784
Reclassification
  adjustment for (gains)
  losses realized in
  net income ...............  (1,202)       463         (739)     (1,299)        500      (799)           66        (26)      40
                            ---------    ------      --------     -------     -------    ------       ------     -------   ------
Net unrealized gains
  (losses) ................. (64,900)    24,987      (39,913)      7,236      (2,786)    4,450        11,097     (4,273)   6,824
Foreign currency
  translation adjustments ..    (223)        --         (223)          1          --         1            --         --       --
                            ---------    ------      --------     -------     -------    ------       ------     -------   ------
Other comprehensive
  income (loss) ............$(65,123)    24,987      (40,136)      7,237      (2,786)    4,451        11,097     (4,273)   6,824
                            =========    ======      ========     =======     =======    ======       ======     =======   ======


                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Synovus Financial Corp.:

We have audited the accompanying consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of Synovus' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synovus Financial Corp. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ KPMG LLP

January 12, 2000

(Amounts in thousands, except per share data)

                                                                            YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------
                                                          1999          1998         1997       1996 (b)        1995
                                                     ----------------------------------------------------------------

INCOME STATEMENT:
   Total revenues (a) .............................. $ 1,251,857     1,035,979      927,398      821,793      702,412
   Net interest income .............................     513,294       455,065      425,920      386,350      352,355
   Provision for losses on loans ...................      34,007        26,882       32,485       32,411       26,841
   Non-interest income .............................     739,765       582,213      501,412      435,443      350,057
   Non-interest expense ............................     869,737       706,371      627,834      563,496      460,367
   Net income ......................................     225,307       196,465      170,829      144,174      118,338

PER SHARE DATA:
   Net income - basic ..............................        0.80          0.72         0.63         0.54         0.45
   Net income - diluted ............................        0.80          0.71         0.63         0.53         0.44
   Cash dividends declared .........................        0.36          0.29         0.24         0.19         0.16
   Book value ......................................        4.35          3.99         3.50         3.02         2.68

BALANCE SHEET:
   Investment securities ...........................   1,993,957     1,877,473    1,702,681    1,685,672    1,527,039
   Loans, net of unearned income ...................   9,068,239     7,603,605    6,752,154    6,188,882    5,620,384
   Deposits ........................................   9,440,087     8,797,412    7,928,211    7,395,732    6,900,943
   Long-term debt ..................................     318,620       131,802      131,492      100,415      109,299
   Shareholders' equity ............................   1,226,669     1,111,917      937,222      812,296      718,408
   Average total shareholders' equity ..............   1,165,426     1,013,334      865,232      757,302      662,458
   Average total assets ............................  11,438,696     9,827,925    9,067,237    8,355,951    7,692,029

PERFORMANCE RATIOS AND OTHER DATA:
   Return on average assets ........................        1.97%         2.00         1.88         1.73         1.54
   Return on average equity ........................       19.33         19.39        19.74        19.04        17.86
   Net interest margin .............................        5.07          5.23         5.28         5.19         5.15
   Efficiency ratio (c) ............................       58.15         58.01        56.45        58.36        60.95
   Dividend payout ratio (d) .......................       43.78         41.52        38.10        36.62        36.69
   Average shareholders' equity to average assets ..       10.19         10.31         9.54         9.06         8.61
   Average shares outstanding, basic ...............     280,016       272,416      269,285      268,271      265,546
   Average shares outstanding, diluted .............     283,355       277,223      273,152      272,594      268,395

(a) Consists of net interest income and non-interest income, excluding securities gains (losses).
(b) 1996 selected financial data reflects the impact of the special FDIC assessment. Without the special FDIC assessment, net income would have been $146,970 and diluted net income per share would have been $.57.
(c) For the banking operations segment.
(d) Determined by dividing dividends declared (excluding pooled subsidiaries) by consolidated net income.


INTRODUCTION

    To better understand financial trends and performance, Synovus analyzes certain financial data in two separate components: banking operations and transaction processing services.

    Banking operations represents 55.3% and 73.4% of 1999's consolidated revenues and net income, respectively.

    Transaction processing services consists of majority-owned Total System Services, Inc. (TSYS) and wholly-owned TSYS Total Debt Management, Inc. (TDM). TSYS provides bankcard data processing and related services to banks and other institutions generally under long-term processing contracts. TDM is a debt collection and bankruptcy management business. TSYS represented 96.4% and 93.7% of 1999's total transaction processing revenues and net income, respectively.

    The following discussion reviews the results of operations and assesses the financial condition of Synovus. This discussion should be read in conjunction with the preceding consolidated financial statements and accompanying notes as well as the selected financial data.

SUMMARY

    1999 was another exceptional year for Synovus. Total revenues for 1999 were $1.252 billion, a 20.8% increase over 1998. Net income for 1999 was $225.3 million, an increase of 14.7% over 1998 net income of $196.5 million. Diluted net income per share increased to $0.80 in 1999, up 12.2% over $0.71 per share in 1998. Return on assets was 1.97% in 1999, compared to 2.00% in 1998. Return on equity was 19.33% in 1999, compared to 19.39% in 1998.

    Two major growth areas -- fee income from both TSYS and banking operations; and core commercial lending -- were the primary contributors to 1999's financial performance. Synovus' operating results for 1999 also reflect the impact of expense control management and continued strong credit quality, as exhibited by the credit quality indicators.

    Banking operations' revenues increased by 13.2% over 1998, while net income increased 11.9% over 1998. Return on assets for the year was 1.49%, and return on equity was 18.04%, compared to 1.55% and 18.16%, respectively, for 1998.

    Transaction processing services revenues for 1999 were $568.6 million, a 33.0% increase over 1998. Net income for 1999 was $73.2 million, up 23.5% from $59.2 million in 1998. The increase in revenues and net income was due primarily to the addition of various retail credit card portfolios to TSYS' customer base in 1999, net internal growth of existing customers, as well as portfolio acquisitions by existing customers.

    Synovus' total assets ended the year at $12.5 billion, a growth rate of 16.1% for 1999, resulting primarily from net loan growth of $1.451 billion, or 19.4%. This asset growth was partially funded by a $642.7 million, or 7.3%, increase in total deposits. Additional funding was provided by long-term debt (primarily in the form of Federal Home Loan Bank advances) and short-term fundings (consisting mostly of federal funds purchased) which increased by a total of $944.9 million, or 48.8%, over 1998. The increase in loans reflects the continued strength of the regional economy and our competitive advantage in the local markets we serve. Shareholders' equity grew 10.3% to $1.2 billion, which represented 9.78% of total assets.

    During 1998, Synovus completed three bank acquisitions which were accounted for as poolings of interests; however, financial information preceding the dates of acquisition have not been restated since the effect was not material. Net income for the years ended December 31, 1998 and 1997 would have been increased by $2.6 million and $7.2 million, respectively, if the previous periods had been restated for these acquisitions. Additionally, total assets, net loans, and deposits at December 31, 1997 would have increased by $589.9 million, $345.4 million, and $540.9 million, respectively, if prior periods had been restated.

ACQUISITIONS

Acquisitions completed during the past three years are as follows:


(Dollars in thousands)
                                                                   Total           Shares              Accounting
Company and Location                           Date                Assets          Issued              Treatment
-----------------------------------------------------------------------------------------------------------------------
Ready Bank of Fort Walton Beach          October 31, 1999         $ 65,000         902,785       Pooling (Non-restated)
Holding Company, Inc.
  Ft. Walton Beach, Florida

Horizon Bancshares, Inc.                 October 31, 1999         $ 60,000       1,043,631       Pooling (Non-restated)
  Pensacola, Florida

Wallace & de Mayo                        September 30, 1999       $  7,000       2,339,624       Pooling
  Norcross, Georgia

Merit Holding Corporation                September 30, 1999       $306,000       5,995,085       Pooling
  Tucker, Georgia

Canterbury Trust Company, Inc.           January 31, 1999         $  7,400         333,163       Purchase
  Birmingham, Alabama

Georgia Bank & Trust                     December 18, 1998        $178,000       1,811,058       Pooling (Non-restated)
  Calhoun, Georgia

Bank of Georgia                          November 30, 1998        $ 55,000         850,269       Pooling (Non-restated)
  Watkinsville, Georgia

Community Bank Capital Corporation       September 1, 1998        $348,000       3,774,531       Pooling (Non-restated)
  Alpharetta, Georgia

 This information is discussed in further detail in Note 1 of the financial statements.


                                   TABLE ONE

NET INTEREST INCOME
(In thousands)

                                                                       YEARS ENDED DECEMBER 31,
                                                             ----------------------------------------
                                                               1999             1998           1997
                                                             ----------------------------------------
Interest income ....................................         $888,007         792,318         746,261

Taxable-equivalent adjustment ......................            5,309           4,637           4,477
                                                             --------         -------         -------
   Interest income, taxable-equivalent .............          893,316         796,955         750,738

Interest expense ...................................          374,713         337,253         320,341
                                                             --------         -------         -------
   Net interest income, taxable-equivalent .........         $518,603         459,702         430,397
                                                             ========         =======         =======

EARNING ASSETS, SOURCES OF FUNDS, AND NET INTEREST INCOME

     Average total assets for 1999 were $11.4 billion, or 16.4% over 1998 average total assets of $9.8 billion. Average earning assets for 1999 were $10.2 billion, which represented 89.4% of average total assets. An $890.2 million, or 10.9%, increase in average deposits for 1999 provided the primary funding for a $1.2 billion, or 17.6%, increase in average net loans. Average shareholders' equity for 1999 was $1.2 billion.

     For 1998, average total assets increased $760.7 million, or 8.4%. Average earning assets for 1998 were $8.8 billion, which represented 89.5% of average total assets. For more detailed information on Synovus' average balance sheets for 1999, 1998, and 1997, refer to Table Two.

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

     Net interest income is presented in this discussion on a tax-equivalent basis, so that the income from assets exempt from federal income taxes is adjusted based on a statutory marginal federal tax rate of 35% in all years (See Table One). The net interest margin is defined as taxable-equivalent net interest income divided by average total interest earning assets and provides an indication of the efficiency of the earnings from balance sheet activities. The net interest margin is affected by changes in the spread between interest earning asset yields and interest bearing liability costs (spread rate), and by the percentage of interest earning assets funded by non-interest bearing liabilities.

     Net interest income for 1999 was a record $513.3 million, up $58.2 million, or 12.8%, from 1998. On a taxable-equivalent basis, net interest income was $518.6 million, up $58.9 million, or 12.8%, over 1998. During 1999, average interest earning assets increased $1.4 billion, or 16.3%, with the majority of this increase attributable to loan growth. Increases in the level of federal funds purchased and time, money market, and interest-bearing demand deposits were the main contributors to the $1.3 billion, or 18%, growth in average interest bearing liabilities.

     The 5.07% net interest margin achieved in 1999 is a 16-basis point decrease over the 5.23% reported for 1998. This decrease is the result of lower loan and investment yields partially offset by lower cost of funds. A 35-basis point decrease in the average prime rate for 1999 was the primary cause of the decreased loan yields. Another influence impacting the net interest margin is the percentage of earning assets funded by non-interest bearing liabilities. Funding for Synovus' earning assets comes from interest bearing liabilities, non-interest bearing liabilities, and shareholders' equity. Earning assets funded by non-interest bearing liabilities continue to provide a positive impact on the net interest margin.

     During 1998, net interest income and tax-equivalent net interest income increased 6.8%. Average interest earning assets grew 7.9% while interest bearing liabilities increased 6.5%. The net interest margin of 5.23% is a 5-basis-point decrease over the 5.28% reported in 1997. This decrease is the result of lower loan and investment yields partially offset by a lower cost of funds.


                                   TABLE TWO

CONSOLIDATED AVERAGE BALANCES, INTEREST, AND YIELDS
(Amounts in thousands)

                                                      1999                               1998                        1997
                                      ------------------------------   ------------------------------  -----------------------------
                                         AVERAGE              YIELD/     AVERAGE               YIELD/    AVERAGE              YIELD/
                                         BALANCE    INTEREST   RATE      BALANCE    INTEREST    RATE     BALANCE    INTEREST   RATE
                                      ------------  --------  ------   -----------  --------   ------  -----------  --------  ------
ASSETS
INTEREST EARNING ASSETS:
   Taxable loans, net (a)(b) ........ $  8,186,544   756,202   9.24%   $ 6,961,897   671,167    9.64%  $ 6,440,190   630,174   9.79%
   Tax-exempt loans, net (a)(b)(c) ..       31,510     3,493  11.09         31,725     3,193   10.06        32,965     3,565  10.81
   Reserve for loan losses ..........     (119,626)       --     --       (107,898        --      --       (98,496)       --     --
                                      ------------  --------           -----------  --------           -----------  --------
      Loans, net ....................    8,098,428   759,695   9.38      6,885,724   674,360    9.79     6,374,659   633,739   9.94
                                      ------------  --------           -----------  --------           -----------  --------
   Taxable investment securities (d)     1,798,853   110,214   6.13      1,581,497   100,841    6.38     1,584,757   101,900   6.43
   Tax-exempt investment
     securities (c)(d) ..............      170,744    12,781   7.49        142,318    11,049    7.76       115,284     9,847   8.54
                                      ------------  --------           -----------  --------           -----------  --------
      Total investment securities ...    1,969,597   122,995   6.24      1,723,815   111,890    6.49     1,700,041   111,747   6.57
                                      ------------  --------           -----------  --------           -----------  --------
   Interest earning deposits with
     banks ..........................        1,562        88   5.63            896        51    5.69         1,448        77   5.32
   Federal funds sold ...............       57,730     2,879   4.99         92,454     5,152    5.57        43,192     2,807   6.50
   Mortgage loans held for sale .....      102,524     7,659   7.47         95,699     5,502    5.75        34,223     2,368   6.92
                                      ------------  --------           -----------  --------           -----------  --------
      Total interest earning assets .   10,229,841   893,316   8.73      8,798,588   796,955    9.06     8,153,563   750,738   9.21
                                      ------------  --------  -----    -----------  --------   -----   -----------  --------  -----
Cash and due from banks .............      340,478                         329,312                         325,188
Premises and equipment, net .........      408,443                         331,644                         293,139
Other real estate ...................        8,773                           9,958                          11,336
Other assets (e) ....................      451,161                         358,423                         284,011
                                      ------------                     -----------                     -----------
      Total assets .................. $ 11,438,696                     $ 9,827,925                     $ 9,067,237
                                      ============                     ===========                     ===========
LIABILITIES AND SHAREHOLDERS'
EQUITY INTEREST BEARING
LIABILITIES:
Interest bearing demand deposits ....  $ 1,355,301    30,429   2.25    $ 1,202,108    29,922    2.49   $ 1,087,617    28,179   2.59
Money market accounts ...............    1,796,114    73,280   4.08      1,452,386    62,859    4.33     1,253,634    54,259   4.33
Savings deposits ....................      466,879    10,085   2.16        453,487    11,166    2.46       461,415    11,999   2.60
Time deposits .......................    3,963,862   209,958   5.30      3,710,312   210,089    5.66     3,531,265   199,090   5.64
Federal funds purchased and
  securities sold under agreement
  to repurchase .....................      786,954    39,427   5.01        311,617    15,413    4.95       356,122    19,119   5.37
Other borrowed funds ................      199,091    11,534   5.79        131,381     7,804    5.94       128,543     7,695   5.99
                                      ------------  --------           -----------  --------           -----------  --------
   Total interest bearing
     liabilities ....................    8,568,201   374,713   4.37      7,261,291   337,253    4.64     6,818,596   320,341   4.70
                                      ------------  --------  -----    -----------  --------   -----   -----------  --------  -----
   SPREAD RATE ......................                          4.36%                            4.42%                          4.51%
                                                              =====                            =====                          =====
Non-interest bearing demand
  deposits ..........................    1,450,547                       1,324,257                       1,194,759
Other liabilities ...................      254,522                         229,043                         188,650
Shareholders' equity ................    1,165,426                       1,013,334                         865,232
                                      ------------                     -----------                     -----------
      Total liabilities and
        shareholders' equity ........ $ 11,438,696                     $ 9,827,925                     $ 9,067,237
                                      ============                     ===========                     ===========
NET INTEREST INCOME/MARGIN ..........                518,603   5.07%                 459,702   5.23%                 430,397   5.28%
                                                               =====                           =====                          =====
Taxable-equivalent adjustment .......                 (5,309)                         (4,637)                         (4,477)
                                                    --------                        --------                        --------
Net interest income, actual .........               $513,294                        $455,065                        $425,920
                                                    ========                        ========                        ========

     (a) Average loans are shown net of unearned income. Nonperforming loans are included.

     (b) Interest income includes loan fees as follows: 1999 - $37,155, 1998 - $30,092, 1997 - $26,373.

     (c) Reflects taxable-equivalent adjustments, using the statutory federal income tax rate of 35%, in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

     (d) Includes certain investment securities available for sale, at their respective average amortized cost. For the years ended December 31, 1999, 1998, and 1997, the average amortized cost of these securities amounted to $1,680,945, $1,411,233, and $1,354,863, respectively.

     (e) In 1999, there was a $9,138 average net unrealized loss on investment securities available for sale. In 1998, there was a $16,246 average net unrealized gain and in 1997 there was a $973 average net unrealized loss on investment securities available for sale.


                                  TABLE THREE

RATE/VOLUME ANALYSIS
(In thousands)

                                                           1999 COMPARED TO 1998                1998 COMPARED TO 1997
                                                   ----------------------------------       ----------------------------------
                                                              CHANGE DUE TO (a)                    CHANGE DUE TO (a)
                                                   ----------------------------------       ----------------------------------
                                                                   YIELD/        NET                     YIELD/          NET
                                                     VOLUME         RATE        CHANGE       VOLUME       RATE          CHANGE
                                                   ----------    ---------   ---------      --------    --------      --------
Interest earned on:
   Taxable loans, net ........................     $ 118,056      (33,021)      85,035       51,075      (10,082)      40,993
   Tax-exempt loans, net (b) .................           (22)         322          300         (134)        (238)        (372)
   Taxable investment securities .............        13,867       (4,494)       9,373         (210)        (849)      (1,059)
   Tax-exempt investment securities (b) ......         2,206         (474)       1,732        2,309       (1,107)       1,202
   Interest earning deposits with banks ......            38           (1)          37          (29)           3          (26)
   Federal funds sold ........................        (1,934)        (339)      (2,273)       3,202         (857)       2,345
   Mortgage loans held for sale ..............           392        1,765        2,157        4,254       (1,120)       3,134
                                                   ----------    ---------   ---------      --------    --------      --------
      Total interest income ..................       132,603      (36,242)      96,361       60,467      (14,250)      46,217
                                                   ----------    ---------   ---------      --------    --------      --------

Interest paid on:
   Interest bearing demand deposits ..........         3,815       (3,308)         507        2,965       (1,222)       1,743
   Money market accounts .....................        14,883       (4,462)      10,421        8,606           (6)       8,600
   Savings deposits ..........................           329       (1,410)      (1,081)        (206)        (627)        (833)
   Time deposits .............................        14,351      (14,482)        (131)      10,098          901       10,999
   Federal funds purchased and securities
     sold under agreement to repurchase ......        23,529          485       24,014       (2,390)      (1,316)      (3,706)
   Other borrowed funds ......................         4,022         (292)       3,730          170          (61)         109
                                                   ----------    ---------   ---------      --------    --------      --------
      Total interest expense .................        60,929      (23,469)      37,460       19,243       (2,331)      16,912
                                                   ----------    ---------   ---------      --------    --------      --------
      Net interest income ....................     $  71,674      (12,773)      58,901       41,224      (11,919)      29,305
                                                   ==========    =========   =========      ========    ========      ========

(a) The change in interest due to both rate and volume has been allocated to the rate component.
(b) Reflects taxable-equivalent adjustments using the statutory federal income tax rate of 35% in adjusting interest on tax-exempt loans and investment securities to a taxable-equivalent basis.

NON-INTEREST INCOME

     Non-interest income consists of TSYS and TDM's revenues as well as a wide variety of fee generating services from the banking operations segment. Non-interest income totaled $739.8 million in 1999, an increase of 27.1% from the previous year and $582.2 million in 1998, an increase of 16.1% from 1997. Revenues from bankcard data processing services offered by TSYS were the largest contributor increasing $124.5 million or 34.1% in 1999, and increasing $29.6 million or 8.8% in 1998 over the previous year. TSYS and TDM's combined revenues represented approximately 76.6% of consolidated non-interest income in 1999 compared to approximately 73.5% in 1998. Banking operations' non-interest income increased $31.3 million or 20.8% in 1999 and $31.4 million or 26.3% in 1998. The increase in banking operations non-interest income in 1999 was led by increases in service charges, fees for trust services, brokerage revenue, and credit card fees. Other operating income for 1999 includes $2.7 million in income earned on bank-owned life insurance (new for 1999) and a $3.5 million increase from gain on sale of a corporate investment. Additionally, the 1999 results include a $6 million gain from the sale of five bank branches in slow-growth markets. The net income impact of the branch sales was an after tax gain of $3.5 million.

     TSYS contributed approximately 73.9% of Synovus' total non-interest income in 1999 with the majority of it reported as data processing services income. TSYS' revenues are derived from providing bankcard data processing and related services to banks and other institutions generally under long-term processing contracts. TSYS' services are provided through the company's cardholder systems, TS(2) and TS(1), to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras, and the Caribbean.

     Bankcard data processing services revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, statements mailed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file at TSYS. Cardholder accounts on file include active and inactive bank, retail, debit, stored value and commercial card accounts. Due to the expanding use of cards and the increase in the number of cardholder accounts processed by TSYS, as well as increases in the scope of services offered to customers, revenues relating to bankcard data processing services have continued to grow. Processing contracts with large customers, representing a significant portion of TSYS' total revenues, generally provide for discounts on certain services based on the size and activity of customers' portfolios. As a result, bankcard data processing revenues and the related margins are influenced by the customer mix relative to the size of customer card portfolios, as well as the number and activity of individual cardholder accounts processed for each customer.


     Due to the seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth in card portfolios of existing customers, the conversion of cardholder accounts of new customers to THE TOTAL SYSTEM, and the loss of cardholder accounts impact the results of operations from period to period. Another factor, among others, which may affect TSYS' revenues and results of operations from time to time is the sale by a customer of its business, its card portfolio, or a segment of its accounts to a party which processes cardholder accounts internally or uses another third party processor. Consolidation in the financial services industry could favorably or unfavorably impact TSYS' financial condition and results of operations in the future.

     The average number of TSYS' cardholder accounts on file increased 78.4% to
180.4 million in 1999, compared to 101.1 million in 1998, which represented a 15.9% increase over 87.2 million in 1997. At December 31, 1999, TSYS' cardholder accounts on file were approximately 206.2 million, up from 117.6 million and 92.8 million at December 31, 1998 and 1997, respectively. The increase in cardholder accounts on file at December 31, 1999, as compared to December 31, 1998, included net internal growth of existing customers of approximately 7.8 million accounts, and approximately 80.8 million accounts added during 1999 were due to new customers and portfolio acquisitions by existing customers.

     TSYS had approximately 147.2 million accounts being processed on TS(2) at year-end 1999, compared to 62.8 million at year-end 1998 and 19.2 million at year-end 1997. The increase in accounts being processed on TS(2) is the result of converting approximately 79.0 million new accounts and net internal growth of existing customers of approximately 5.4 million accounts.

     As a result of the completion of the conversions of the account portfolios for Sears and Nordstrom, TSYS became the leading third-party processor of retail accounts. At December 31, 1999, TSYS was processing approximately 88.7 million retail card accounts, a 527.8% increase over the approximately 14.1 million being processed at year-end 1998, a 120% increase over the 6.4 million at year-end 1997. On a per account basis, the processing revenues generated by retail accounts are generally lower than the processing revenues associated with bankcard accounts. However, TSYS realizes profit margins from retail accounts similar to those it generates from bankcard accounts.

     A significant amount of TSYS' revenues are derived from long-term contracts with large customers, including certain major customers. Two of TSYS' customers, NationsBank and Bank of America, merged effective September 30, 1998. The new parent company of these entities is Bank of America Corporation. In September 1999, TSYS announced a new ten-year agreement with the combined entity to continue processing its credit card portfolio until 2009. The combination of NationsBank and Bank of America under a single processing agreement with TSYS reduced TSYS' revenues in 1999 and will reduce TSYS' revenues in future years because together NationsBank and Bank of America will be entitled to receive greater discounts than either would have been entitled to receive standing alone. Bank of America accounted for approximately 16%, 21%, and 20% of total revenues for the years ended December 31, 1999, 1998, and 1997, respectively. The loss of Bank of America, or any other major or significant customers, could have a material adverse effect on TSYS' financial condition and results of operations.

     Near the end of the first quarter of 1998, AT&T completed the sale of its Universal Card Services (UCS) to CITIBANK, a part of Citigroup. CITIBANK accounted for approximately 13%, 13%, and 15% of TSYS' total revenues for the years ended December 31, 1999, 1998, and 1997, respectively. On February 26, 1999, CITIBANK notified TSYS of its decision to terminate UCS' processing agreement with TSYS for consumer credit card accounts at the end of its original term on August 1, 2000. Consumer credit card accounts represented 67% of CITIBANK's revenues derived to TSYS for the year ended December 31, 1999. TSYS' management believes that CITIBANK will not be a major customer for the year 2000 and that the loss of revenues from CITIBANK for the months of August through December 2000, combined with decreased expenses from the reduction in hardware and software costs and the redeployment of personnel, should not have a material adverse effect on TSYS' financial condition or results of operations for the year ending December 31, 2000.

     In May 1998, TSYS announced the signing of a long-term processing agreement with Sears, Roebuck and Co. to convert and process its 65 million retail accounts. TSYS successfully converted the first 7.2 million of these accounts to TS(2) in October 1998 and completed the conversion in May 1999. In January 2000, TSYS announced a one year extension of its long-term retail processing agreement with Sears until 2010.

     Synovus continues to emphasize the importance of growth in non-interest related sources of income in its banking operations via its Financial Services Beyond Banking strategy which offers the complete financial solutions that our customers need. Non-interest income for Synovus' banking operations increased $31.3 million or 20.8% in 1999, with increases in service charges on deposit accounts of $7.3 million or 11.6%, trust service fees of $4.7 million or 30.6%, brokerage revenues of $2.3 million or 20%, and credit card fees of $1.5 million or 11.3%. Total banking operations' non-interest income as a percentage of total banking operations revenues was 26.3% in 1999 up from 24.6% in 1998.

     Service charges on deposit accounts represent the single largest fee income component for banking operations. The main factors that contributed to the 11.6% increase in service charges in 1999 were increases in the number of individual and commercial accounts, transaction volume growth, and the effect of pricing increases in certain service charges. Additionally, service charges would have increased by $1.8 million in 1998 if the prior periods had been restated for the 1998 bank acquisitions.

     Fees for trust services are derived from providing estate administration services, personal trust and investment management services, and employee benefit plan administration. Factors contributing to the 30.6% increase in trust revenues in 1999 included our focused, needs-based sales program that added $2.8 million in new fee revenues during 1999, a 45% increase from 1998. Additionally, the acquisition of Canterbury Trust Company in January 1999, which provides trust, custody, investment, and consulting services to large institutional clients, resulted in additional revenues of $2.1 million in 1999. To a large extent, trust revenues are impacted by the market value of managed assets. During 1999, the market value of a significant portion of our managed assets decreased due to lower valuations of the underlying equity securities, resulting in lower fees assessed to those accounts in 1999. At December 31, 1999 and 1998, the total market value of assets administered by Synovus was approximately $7.1 billion and $6.3 billion, respectively.

     Brokerage revenues increased 20% in 1999 or $2.3 million. Brokerage revenues are derived from the retail and capital markets sectors. The retail brokerage sector accounted for approximately 70% of total brokerage revenues in 1999, compared to approximately 64% in 1998. Revenues from retail brokerage were up 50%


over 1998, outpacing the capital markets growth of 12%. Growth in retail brokerage was due to the opening of new brokerage facilities in 1999 and late 1998 as well as an increase in volume in existing facilities.

     During 1999, revenues from mortgage banking activities were relatively unchanged from the previous year at $21.2 million. In 1998, Synovus experienced the highest loan origination volume in its history, due in part to a favorable interest rate environment. The rising interest rate environment in 1999 resulted in a decrease in loan originations and related loan origination fees and marketing gains. The decrease in loan production revenues was partially offset by higher revenues from loan servicing. At December 31, 1999, Synovus serviced loans for unaffiliated investors of $2.5 billion up from $2.1 billion at year end 1998.

     In 1998, banking operations' non-interest income increased $31.4 million, or 26.3%. Service charges on deposit accounts increased $5.6 million, or 9.7%, primarily as a result of increases in the number of accounts serviced and increased volume related to activity-based fees. Fees for trust services increased $2.9 million, or 22.6%, over 1997. Other operating income increased $19.2 million, or 38.8% in 1998 primarily due to increased product revenues from mortgage banking activities (up $10.6 million or 99.8%), credit card fees (up $2.6 million or 23.5%), and brokerage (up $1.8 million or 18.6%).

NON-INTEREST EXPENSE

     Management analyzes non-interest expense in two separate components: banking operations and transaction processing services. The table below summarizes this data for the years ended December 31, 1999, 1998, and 1997:

                                                           1999                     1998                       1997
                                                 ------------------------  ------------------------  ------------------------
                                                              TRANSACTION              TRANSACTION                TRANSACTION
                                                  BANKING     PROCESSING    BANKING     PROCESSING     BANKING     PROCESSING
(In thousands)                                   OPERATIONS    SERVICES    OPERATIONS    SERVICES    OPERATIONS     SERVICES
                                                 ------------------------  ------------------------  ------------------------
Salaries and other personnel expense .......      $242,624      215,117      221,899      168,243      192,899      153,168
Net occupancy and equipment expense ........        55,398      152,799       51,635      106,583       42,797       95,248
Other operating expenses ...................        98,048       92,563       78,527       68,925       72,122       62,457
                                                  --------      -------      -------      -------      -------      -------
   Total non-interest expense ..............      $396,070      460,479      352,061      343,751      307,818      310,873
                                                  ========      =======      =======      =======      =======      =======

     In 1999, non-interest expense for Synovus' banking operations increased $44.0 million or 12.5%. The primary reasons for this increase are increased employment expenses and technology costs which include third-party processing services and new equipment depreciation. The increase in employment expenses includes normal merit and promotional salary adjustments, costs associated with our PDE initiatives (Personally Developing EveryONE) and higher employee group health insurance costs. Throughout 1999, banking operations had an emphasis on overall expense control management and headcount growth containment, which resulted in only a slight increase in the average number of employees in banking operations from 5,048 in 1998 to 5,170 in 1999. The employees added during 1999 resulted mostly from acquisitions.

     Approximately $2.0 million of the $3.8 million increase in occupancy and equipment expense during 1999 relates to increased depreciation on the computer equipment that was added primarily as a result of the conversion to a new core processing system as well as increased service contract expenses on this equipment. Other factors contributing to the increase in occupancy and equipment expenses during 1999 consist of additional carrying costs associated with the new branch offices and other banking facilities added during the latter part of 1998 and throughout 1999.

     Technology cost increases are a major contributor to the $19.5 million or 24.9% increase in banking operations' other operating expenses in 1999. During the second quarter of 1999, we completed the conversion to a state-of-the-art data processing system for all of our banks provided by Marshall & Illsley (M&I) Data Services. This conversion was a crucial step in building The New Bank, and is allowing our banking teams to know our customers better, and to provide them greater products and even better service when, where, and how the customers choose. Third-party processing services increased by $13.8 million, from $6.3 million in 1998. This increase was mainly due to a full year of information processing fees payable to M&I in 1999 compared to only a partial year in 1998. Other factors contributing to the increase in other operating expenses in 1999 consist of a $1.5 million increase in telephone and communications expenses, a $1.3 million increase in training costs, and approximately $1.0 million increase in acquisition-related expenditures.

     The banking operations' efficiency ratio increased slightly to 58.15% in 1999 compared to 58.01% in 1998 and 56.45% in 1997. The efficiency ratio in 1999 and 1998 reflects the significant investments (and the associated costs) that we have made in the last two years. However, as a result of our continued emphasis on expense control management, we expect that the banking operations' efficiency ratio will improve during 2000.

     Non-interest expense for Synovus' banking operations increased $44.2 million, or 14.4%, in 1998 over 1997. Expenses associated with the increase in the number of employees and normal salary increases as well as M&I conversion expenses were the primary reasons for this increase. The average number of employees in banking operations increased from 4,627 in 1997 to 5,048 in 1998. This increase was primarily due to the growth within the banking subsidiaries, as they continued to develop new products and provide additional services for their customers. Additionally, during the first quarter of 1998, Synovus began the conversion of its bank data processing to the M&I system, and expensed approximately $11.3 million for this conversion in 1998. Other factors causing an increase in non-interest expense include training expense related to The New Bank initiatives and performance-based employee retirement plan expenses.

     During 1999, Synovus' transaction processing services operating expenses as a percentage of revenues remained consistent with prior years at 83.1%, compared to 82.9% and 83.5% for 1998 and 1997, respectively. Approximately 97% of total transaction processing services non-interest expense relates to TSYS, with the remainder related to TDM, which is owned directly by Synovus. The following discussion provides an analysis of the non-interest expense components at TSYS. The principal increases in operating expenses in 1999 compared to 1998 resulted from the addition of personnel; the additional investment in property, equipment and software; the development of global business--including the establishment of a physical presence in the United Kingdom; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts; and certain costs associated with ongoing enhancements to TS(2), as well as certain costs associated with the conversion of customers to TS(2).

     A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1999, the average number of employees increased to 4,106, compared to 3,382 in 1998 and 2,895 in 1997. In addition to the growth in the number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. This increase was reduced by $14.9 million, $19.4 million and $4.4 million in 1999, 1998 and 1997, respectively, invested in software development costs and contract acquisition costs.

     Computer equipment and software rentals, which represent the largest component of TSYS' net occupancy and equipment expenses, increased $27.5 million, or 51.5%, in 1999 compared to 1998, and $3.1 million, or 6.2%, in 1998 compared to 1997. Due to rapidly changing technology in computer equipment and software, TSYS' equipment and software needs are achieved primarily through operating leases. During 1999 and the last half of 1998, TSYS made significant investments in computer software licenses related to its new East Center data center to accommodate increased volumes and expected growth in the number of accounts associated with new and existing customers.

     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. In 1997, construction began on a campus-type facility which now serves as TSYS' corporate headquarters and houses administrative, client contact and programming team members. TSYS has entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor has purchased the properties, paid the construction and development costs and leased the facilities to TSYS. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are the obligations of TSYS. TSYS began moving personnel into the new campus facility in December 1998, and completed the move of a substantial number of its personnel to this facility at the end of the third quarter of 1999. With the move to the corporate campus, TSYS did not renew leases on certain facilities. The increase in net occupancy and equipment expenses related to occupying the campus was $6.4 million in 1999, and is expected to be $7.6 million in 2000, net of the relinquished lease obligations.

     Other operating expenses at TSYS increased 35.9% in 1999 compared to 1998 and 6.5% in 1998 compared to 1997. The growth in other operating expenses in 1999 is primarily due to increased amortization of contract acquisition costs, increased transaction processing provisions, increased travel and other business development costs associated with exploring both domestic and international business opportunities, including the establishment of an office in the United Kingdom.

YEAR 2000 READINESS DISCLOSURE

     Many computer programs were written with a two-digit date field. If these programs were not made Year 2000 compliant, they would not be able to correctly process date information for the year 2000 and beyond. Remediation efforts went beyond Synovus' internal computer systems and required coordination with third-party information processing providers, customers, vendors, government entities and other third parties to assure that their systems and related interfaces were compliant. Failure to achieve timely remediation of Synovus' critical programs and computer systems for Year 2000 would have had a material adverse effect on Synovus' financial condition and results of operations.

     Synovus experienced a smooth transition in passing the century date changeover. Synovus did not experience any significant internal or external issues concerning Year 2000, and all Synovus companies, systems, facilities and clients processed, and have continued to process, without incident. Synovus will continue to monitor Year 2000 issues by overseeing critical tasks during the year 2000.

     The majority of Synovus' costs in becoming Year 2000 compliant are related to TSYS. Such costs are being expensed as incurred. TSYS currently estimates the total cost for the Year 2000 project will amount to approximately $17 million of direct costs. This amount consists primarily of the costs associated with personnel dedicated to the Year 2000 project and hardware/software costs related to testing. During 1999, TSYS incurred $6.8 million of direct costs associated with the Year 2000 project and has incurred $15.8 million since project inception. The banking operations' Year 2000 remediation costs, other than those related to the conversion to M&I, are not material. Synovus estimates that the total cost for its banking operations Year 2000 project is approximately $2.5 million (approximately $1.4 million incurred in 1998, with most of the remainder incurred during 1999). These costs are exclusive of the costs associated with the conversion to the M&I system and consist primarily of direct personnel costs and customer notifications.

     All forward-looking statements regarding Year 2000 readiness, including estimates, forecasts and expectations, are inherently uncertain as they are based on various expectations and assumptions concerning future events and are subject to numerous risks and uncertainties which could cause actual events or results to differ materially from those projected. Important factors upon which Synovus' Year 2000 forward-looking statements are premised include: (a) retention of employees and contractors working on Year 2000 projects; (b) TSYS' customers' remediation of their internal systems to be Year 2000 ready and their cooperation in timely testing; (c) no material disruption of telecommunication, data transmission networks, payment networks, government services, utilities or other infra-structure services and no unexpected failure of third-party products; (d) no unexpected failures by third-parties providing services to Synovus; (e) no undiscovered subversion of systems or program code affecting Synovus' systems; and (f) no undiscovered material flaws in Synovus' test processes.

INVESTMENT SECURITIES

     Synovus' investment securities portfolio consists of debt and equity securities categorized as either available for sale or held to maturity. Investment securities provide Synovus with a source of liquidity and a relatively stable source of income. The investment securities portfolio also provides management with a tool to balance the interest rate risk of its loan portfolio. At December 31, 1999, approximately $1.3 billion of these investment securities were pledged as required collateral for certain deposits and repurchase agreements. See Table Thirteen for maturity and average yield information of the available for sale and held to maturity investment securities.

     Synovus' investment strategy focuses on the use of the investment securities portfolio to manage the interest rate risk created by the inherent mismatch between the loan and deposit portfolios. With the strong loan demand at Synovus' subsidiary banks, there is little need for investment securities solely to augment income or utilize unpledged deposits. As such, Synovus' investment securities are primarily U.S. Treasuries, U.S. Government agencies, and Government agency sponsored mortgage-backed securities, all of which have a high degree of liquidity and limited credit risk. A mortgage-backed security depends on the underlying pool of mortgage loans to provide a cash flow pass-through of principal and interest. At December 31, 1999, substantially all of the collateralized mortgage obligations and mortgage-backed pass-through securities held by Synovus were issued or backed by Federal agencies.

     As of December 31, 1999 and 1998, the estimated fair value of investment securities as a percentage of their amortized cost was 97.5% and 101.3%, respectively. The investment securities portfolio had gross unrealized gains of $5.6 million and gross unrealized losses of $57.0 million, for a net unrealized loss of $51.4 million as of December 31, 1999. As of December 31, 1998, the investment securities portfolio had a net unrealized gain of $24.5 million. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, shareholders' equity contained a net unrealized loss of $29.0 million and a net unrealized gain of $11.4 million recorded on the available for sale portfolio as of December 31, 1999 and 1998, respectively.

     During 1999, the average balance of investment securities increased to $1.97 billion, compared to $1.72 billion in 1998. Synovus earned a taxable-equivalent rate of 6.24% and 6.49% for 1999 and 1998, respectively, on its investment securities portfolio. As of December 31, 1999 and 1998, average investment securities represented 19.3% and 19.6%, respectively, of average interest earning assets.

     Table Four presents the carrying value of investment securities held to maturity and investment securities available for sale at December 31, 1999, 1998, and 1997.

                                  TABLE FOUR

INVESTMENT SECURITIES


(In thousands)                                                                     DECEMBER 31,
                                                                        1999           1998           1997
Investment Securities Held to Maturity:
   U.S. Treasury and U.S. Government agencies ................      $    24,914        51,996         64,372
   Mortgage-backed securities ................................           53,698        77,899        123,519
   State and municipal .......................................          169,745       153,924        125,090
   Other investments .........................................           28,922        21,814         18,677
                                                                     ----------     ---------      ---------
      Total investment securities held to maturity ...........      $   277,279       305,633        331,658
                                                                     ==========     =========      =========
Investment Securities Available for Sale:
   U.S. Treasury and U.S. Government agencies ................      $ 1,287,953     1,205,261      1,214,690
   Mortgage-backed securities ................................          392,780       329,336        135,274
   State and municipal .......................................           15,126        13,807            959
   Other investments .........................................           20,819        23,436         20,100
                                                                     ----------     ---------      ---------
      Total investment securities available for sale .........      $ 1,716,678     1,571,840      1,371,023
                                                                     ==========     =========      =========

Total Investment Securities:
   U.S. Treasury and U.S. Government agencies ................      $ 1,312,867     1,257,257      1,279,062
   Mortgage-backed securities ................................          446,478       407,235        258,793
   State and municipal .......................................          184,871       167,731        126,049
   Other investments .........................................           49,741        45,250         38,777
                                                                     ----------     ---------      ---------
      Total investment securities ............................      $ 1,993,957     1,877,473      1,702,681
                                                                     ==========     =========      =========

LOANS

     Since lending activities are our single largest source of revenue, Synovus' main objective is to adhere to sound lending practices. When analyzing prospective loans, management assesses both interest rate objectives and credit quality objectives in determining whether to extend a given loan and the appropriate pricing for that loan. Operating under a decentralized structure, management emphasizes lending in the local markets we serve. Synovus strives towards maintaining a diversified loan portfolio to spread risk and reduce exposure to economic downturns that may occur in different segments of the economy, geographic locations, or in particular industries. As such, Synovus has no significant concentration of loans to any single industry, geographic location, or borrower. Synovus' loan policy discourages loans to highly speculative real estate developments, highly leveraged transactions, and other industries known for excessive risk.

     In 1999, Synovus experienced its strongest loan growth in recent history. At year end 1999, loans were $9.1 billion, up 19.3% over 1998 with commercial loans accounting for 94% of the increase. Average net loans increased 17.6% or $1.2 billion compared to 1998, representing 79.2% of average earning assets and 70.8% of average total assets. We experienced growth in our existing portfolio and market share gains through successful business development and additional products and services offered to the current customer base. The mix of loan products being offered focuses on meeting the needs of our customers. As a result of this emphasis, loans have continued to grow throughout Synovus' subsidiary markets.

     Our loan portfolio spreads across four Southeastern states with diverse economies. Geographically, the largest portion of our loan portfolio is originated by our Georgia affiliate banks, representing 59% of the consolidated portfolio. The Alabama affiliate banks represent 19%, followed by South Carolina with 16% and Northwest Florida with 6%. The growth by geographic market during 1999 was as follows: Georgia 20%; South Carolina 24%; Alabama 14%; and Northwest Florida 10%. Specifically, the larger urban or metropolitan markets contributed to the majority of our loan growth: $303 million in Columbus, GA; $236 million in North Atlanta, GA; $117 in Birmingham, AL; $77 million in Charleston, SC; $52 million in Athens, GA; $38 million in Columbia, SC; $34 million in Carrollton, GA; $31 million in Huntsville, AL; and $23 million in Spartanburg, SC.

     The average loan-to-deposit ratio increased to 89.7% during 1999, compared to 84.6% and 84.7% in 1998 and 1997, respectively. During 1999, average loan growth outpaced average deposit growth by 1.36 times. As a result, our funding mix changed, generating the need to increase external funding sources.

     Table Five shows the composition of the loan portfolio at the end of the past five years.

                                  TABLE FIVE

LOANS BY TYPE
(In thousands)

                                                                                 DECEMBER 31,
                                                        1999           1998           1997           1996            1995
Commercial
   Commercial, financial, and agricultural .....    $ 3,195,512      2,701,562      2,372,778      2,128,014      2,006,189
   Real estate-construction ....................      1,609,594      1,164,443        875,136        765,192        604,610
   Real estate-mortgage ........................      1,983,766      1,540,459      1,333,561      1,255,223      1,181,287
                                                    -----------      ---------      ---------      ---------      ---------
      Total commercial .........................      6,788,872      5,406,464      4,581,475      4,148,429      3,792,086
                                                    -----------      ---------      ---------      ---------      ---------
Retail:
   Real estate-mortgage ........................      1,089,217      1,058,172      1,039,420        977,432        824,998
   Consumer loans-credit card ..................        237,546        257,721        306,360        290,470        222,204
   Consumer loans-other ........................        961,881        889,785        830,611        782,786        795,908
                                                    -----------      ---------      ---------      ---------      ---------
      Total retail .............................      2,288,644      2,205,678      2,176,391      2,050,688      1,843,110
                                                    -----------      ---------      ---------      ---------      ---------
      Total loans ..............................      9,077,516      7,612,142      6,757,866      6,199,117      5,635,196

   Unearned income .............................         (9,277)        (8,537)        (5,712)       (10,235)       (14,812)
                                                    -----------      ---------      ---------      ---------      ---------
      Total loans, net of unearned income ......    $ 9,068,239      7,603,605      6,752,154      6,188,882      5,620,384
                                                    ===========      =========      =========      =========      =========

     The commercial loan portfolio includes commercial, financial, and agricultural loans as well as real estate loans. These loans are granted primarily on the borrower's general credit standing and on the strength of the borrower's ability to generate repayment cash flows from income sources. Real estate construction and mortgage loans represent extensions of credit used as interim or permanent financing of real estate properties that are secured by commercial real estate as well as 1-4 family residences.

     As of December 31, 1999, the commercial loan portfolio comprised 75% of total loans compared to 71% and 68% in 1998 and 1997, respectively. During 1999, commercial loans experienced their strongest loan growth in recent years. Commercial, financial, and agricultural loans grew by 18%, real estate construction loans grew by 38%, and real estate mortgage loans grew by 29%. This growth was primarily centered in our larger urban or metropolitan markets, which are benefiting from a strong and growing economy. It is important to note that since these markets continue to experience strong economic growth, especially with respect to real estate, Synovus conducts ongoing reviews to monitor rapid increases in real estate property values in these markets or any significant overbuilding.

     Retail loans consist of residential mortgages, equity lines, credit card loans, installment loans and other credit line loans. Retail lending decisions are made based upon the cash flow or earning power of the borrower that represents the primary source of repayment. However, in many lending transactions collateral is taken to provide an additional measure of security. Transactions secured by collateral result in a secondary source of repayment in that the collateral may be liquidated. Synovus determines the need for collateral on a case-by-case basis. Factors considered include the purpose of the loan, current and prospective credit-worthiness of the customer, terms of the loan, and economic conditions.

     During 1999, retail loans grew by $83 million or 4%. Loan growth in the real estate and consumer portfolios was partially offset by a decrease in credit card loans during 1999. This decrease was in part due to the termination of an affinity card relationship with a customer and the sale of the related receivables to our former affinity partner. This portfolio accounted for approximately $5 million of outstanding credit card receivables at year-end 1998. Synovus continues to place strong emphasis on asset quality in credit card receivables. This emphasis has contributed to lower charge-offs and past due levels for this segment of the portfolio in 1999.

     Table Six shows the maturity of selected loan categories as of December 31, 1999. Also provided are the amounts due after one year, classified according to the sensitivity in interest rates.



                                   TABLE SIX


LOANS MATURITY DISTRIBUTION AND INTEREST SENSITIVITY

(In thousands)                                                                DECEMBER 31,
                                                         --------------------------------------------------------
                                                           ONE          OVER ONE YEAR      OVER
                                                           YEAR         THROUGH FIVE       FIVE
                                                          OR LESS           YEARS          YEARS          TOTAL
                                                         ----------     ------------      -------       ---------
Selected loan categories:
   Commercial, financial, and agricultural ............  $1,917,307        1,054,519      223,686       3,195,512
   Real estate-construction ...........................     965,756          531,166      112,672       1,609,594
                                                         ----------     ------------      -------       ---------
      Total ...........................................  $2,883,063        1,585,685      336,358       4,805,106
                                                         ==========     ============      =======       =========

Loans due after one year:
   Having predetermined interest rates ..............................................................  $1,153,226
   Having floating interest rates ...................................................................     768,817
                                                                                                       ----------
      Total .........................................................................................  $1,922,043
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

         To determine the adequacy of the reserve for loan losses and the need for potential charges to the reserve, a formal analysis is completed quarterly to assess the risk within the loan portfolio. This assessment, conducted by lending officers and each bank's loan administration department as well as an independent holding company loan administration department, includes analyses of historical performance, past due trends, the level of nonperforming loans, reviews of certain problem loans, loan activity since the last quarter, consideration of current economic conditions, and other pertinent information. Each one of Synovus' loans is assigned a rating, either individually or as part of a homogeneous pool, based on an internally developed grading system. An organizationally independent department also reviews grade assignments on an ongoing basis. The resulting conclusions are reviewed and approved by senior management.

         The reserve for loan losses consists of two main components: the allocated and unallocated reserves. Both components of the reserve are available to cover inherent losses in the portfolio. The allocated component of the reserve is determined by type of loan within the commercial and retail portfolios. Generally, the allocated reserve for commercial loans is based on application of loss reserve factors to the components of the portfolio based on the assigned loan grades. The estimated loss factors are based on historical losses adjusted for current events. The allocated reserve for retail loans is generally determined on pools of homogeneous loan categories. Loss factors applied to these pools are also based on average historical losses for the past two years, current delinquency trends, changes in underwriting standards and other factors. The unallocated component of the reserve is established for loss estimates that may exist in the remainder of the portfolio, but have yet to be identified. This also compensates for the uncertainty in estimating loan losses. The unallocated component of the reserve is based upon management's evaluation of various conditions, the effects of which are not directly considered in the allocated reserve. These include credit concentrations, recent levels and trends in delinquencies and non-accruals, new credit products, changes in lending policies and procedures, changes in personnel, and regional and local economic conditions.

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

         Credit quality continues to be strong. Reflecting the continued strength of the Southeastern regional economy and the emphasis on high credit quality and credit management, the ratio of nonperforming assets to loans and other real estate is at its lowest level in more than twenty years at .38% as of December 31, 1999, compared to the already low level of .40% at year-end 1998. The reserve for loan losses was 1.41% of loans, which provides coverage of 456.80% of nonperforming loans at December 31, 1999, compared to 538.05% at year-end 1998.

         Synovus' provision for loan losses was $34.0 million, up 26.5%, compared to $26.9 in 1998. This resulted in a provision to net charge-offs coverage of 1.45 times net charge-offs compared to a coverage of 1.09 times in 1998. The increase in the provision expense for the year was primarily due to the strong loan growth that we experienced in 1999, and was partially offset by lower charge-offs. Net charge-offs were $23.5 million in 1999 down from $24.6 million in 1998. As a percentage of average net loans, the net charge-off ratio was .29% in 1999 compared to .35% in 1998.

         A summary, by loan category, of loans charged off, recoveries of loans previously charged off, and additions to the reserve through provision expense is presented in Table Seven.


                                  TABLE SEVEN

RESERVE FOR LOAN LOSSES


(Amounts in thousands)                                                             YEARS ENDED DECEMBER 31,
                                                                1999           1998          1997         1996        1995

Reserve for loan losses at beginning of year ...............  $114,109        105,705       97,455       83,927      76,707
Reserve for loan losses of acquired subsidiaries ...........     2,928          6,170           --          188       1,001
Loans charged off:
   Commercial:
      Commercial, financial, and agricultural ..............     9,457          7,559        7,424        8,245      13,956
      Real estate-construction .............................       538            249          412          217         269
      Real estate-mortgage .................................     1,099          2,209        2,417        2,456       1,857
                                                              --------        -------      -------      -------     --------
         Total commercial ..................................    11,094         10,017       10,253       10,918      16,082
                                                              --------        -------      -------      -------     --------
   Retail:
      Real estate-mortgage .................................     1,598          1,347        1,750        1,032         209
      Consumer loans-credit card ...........................    11,592         13,939       14,308        7,798       6,627
      Consumer loans-other .................................     6,159          5,838        6,001        6,011       2,279
                                                              --------        -------      -------      -------     --------
         Total retail ......................................    19,349         21,124       22,059       14,841       9,115
                                                              --------        -------      -------      -------     --------
         Total loans charged off ...........................    30,443         31,141       32,312       25,759      25,197
                                                              --------        -------      -------      -------     --------
Recoveries on loans previously charged off:
   Commercial:
      Commercial, financial, and agricultural ..............     2,594          2,360        3,499        1,844       1,269
      Real estate-construction .............................        45            253           99          173          50
      Real estate-mortgage .................................       363            336        1,229        1,329          92
                                                              --------        -------      -------      -------     --------
         Total commercial ..................................     3,002          2,949        4,827        3,346       1,411
                                                              --------        -------      -------      -------     --------
   Retail:
      Real estate-mortgage .................................       295            202          197          352         115
      Consumer loans-credit card ...........................     1,359          1,392          737          776       1,237
      Consumer loans-other .................................     2,301          1,950        2,316        2,214       1,812
                                                              --------        -------      -------      -------     --------
         Total retail ......................................     3,955          3,544        3,250        3,342       3,164
                                                              --------        -------      -------      -------     --------
         Total loans recovered .............................     6,957          6,493        8,077        6,688       4,575
                                                              --------        -------      -------      -------     --------
Net loans charged off ......................................    23,486         24,648       24,235       19,071      20,622
                                                              --------        -------      -------      -------     --------
Additions to reserve through provision expense .............    34,007         26,882       32,485       32,411      26,841
                                                              --------        -------      -------      -------     --------
Reserve for loan losses at end of year .....................  $127,558        114,109      105,705       97,455      83,927
                                                              ========        =======      =======      =======     ========
Reserve for loan losses to loans, net of unearned income ...      1.41%          1.50         1.57         1.57        1.49
                                                              ========        =======      =======      =======     ========
Ratio of net loans charged off to average loans
  outstanding, net of unearned income ......................       .29%           .35          .37          .32         .38
                                                              ========        =======      =======      =======     ========

         An allocation of the reserve for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. Although other relevant factors are considered, the allocation is primarily based on previous charge-off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on historical data, subjective judgment, and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. Refer to Table Eight for a five year comparison of the allocation of the reserve for loan losses.

         The unallocated component of the reserve for loan losses decreased from .36% to .30% of total loans at December 31, 1998 and 1999, respectively. Management continues to believe that this level of unallocated reserve is appropriate in light of the instability in the worldwide economic environment, the new markets entered into through recent acquisitions, the geographic concentration of its real estate loan portfolio (Southeastern United States), and the aggregate risk profile in the loan portfolio.


                                  TABLE EIGHT

ALLOCATION OF RESERVE FOR LOAN LOSSES

(Amounts in thousands)
                                                                                 DECEMBER 31,
                                             ------------------------------------------------------------------------------------
                                                  1999              1998              1997              1996             1995
                                             --------------    --------------    --------------    -------------    -------------
                                             RESERVE    %(*)   RESERVE    %(*)   RESERVE    %(*)   RESERVE   %(*)   RESERVE   %(*)
                                             --------   ---    --------   ---    --------   ---    -------   ---    -------   ---
Commercial:
   Commercial, financial, and agricultural   $ 54,011    35%   $ 45,431    35%   $ 43,003    35%   $39,570    35%   $34,128    36%
   Real estate-construction ..............      3,380    18       1,822    15       2,166    13      1,791    12      1,312    11
   Real estate-mortgage ..................      9,324    22       6,381    21       5,562    20      5,110    20      4,392    20
                                             --------   ---    --------   ---    --------   ---    -------   ---    -------   ---
      Total commercial ...................     66,715    75      53,634    71      50,731    68     46,471    67     39,832    67
                                             --------   ---    --------   ---    --------   ---    -------   ---    -------   ---
Retail:
   Real estate-mortgage ..................      1,634    12       1,582    14         632    15        581    15        499    15
   Consumer loans-credit card ............     11,877     3      12,950     3      14,646     5     11,619     5      6,627     4
   Consumer loans-other ..................     20,200    10      18,555    12      17,498    12     15,216    13     14,696    14
                                             --------   ---    --------   ---    --------   ---    -------   ---    -------   ---
      Total retail .......................     33,711    25      33,087    29      32,776    32     27,416    33     21,822    33
                                             --------   ---    --------   ---    --------   ---    -------   ---    -------   ---

   Unallocated ...........................     27,132    --      27,388    --      22,198    --     23,568    --     22,273    --
                                             --------   ---    --------   ---    --------   ---    -------   ---    -------   ---
   Total reserve for loan losses .........   $127,558   100%   $114,109   100%   $105,705   100%   $97,455   100%   $83,927   100%
                                             ========   ===    ========   ===    ========   ===    =======   ===    =======   ===

(*) Loan balance in each category expressed as a percentage of total loans.

NONPERFORMING ASSETS AND PAST DUE LOANS

         Nonperforming assets consist of loans classified as nonaccrual or restructured, and real estate acquired through foreclosure. Nonaccrual loans consist of those loans on which recognition of interest income has been discontinued. Loans may be restructured as to rate, maturity, or other terms as determined on an individual credit basis. Demand and time loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or earlier if it is known or expected that the collection of all principal and/or interest is unlikely. Loans past due 90 days or more, which based on a determination of collectibility are accruing interest, are classified as past due loans. Nonaccrual loans are reduced by the direct application of interest and principal payments to loan principal, for accounting purposes only. In all circumstances, the determination of when to place loans on nonaccrual status is also based on evaluation of the individual characteristics of each particular loan, which may result in policy deviations in some circumstances. Table Nine presents the amount of interest income that would have been recorded on nonaccrual loans if those loans had been current and performing in accordance with their original terms.

         Synovus' nonperforming assets increased $3.9 million to $34.6 million with the corresponding nonperforming asset ratio improving to .38% as of December 31, 1999 compared to .40% as of year-end 1998. Synovus incurred a 12.7% increase in nonperforming assets while increasing loans $1.5 billion, or 19.3%, during 1999. As a percentage of total loans outstanding, loans 90 days past due and still accruing improved from prior year levels to .19% at December 31, 1999 compared to .32% at year-end 1998. Contributing to this improvement, credit card loans 90 days past due and still accruing decreased $2.7 million in 1999 from 1998. Management believes that sufficient collateral value securing these loans exists to cover contractual interest and principal payments on the loans and management further believes the resolution of these delinquencies will not cause a material increase in nonperforming assets.

         Management continuously monitors nonperforming, impaired, and past due loans, to prevent further deterioration regarding the condition of these loans. Management is not aware of any material loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have been excluded from nonperforming assets or impaired loans. Impaired loans at December 31, 1999 and 1998 are $29.6 million and $27.5 million, respectively. Management further believes nonperforming assets and impaired loans include all material loans in which doubts exist as to the collectibility of amounts due according to the contractual terms of the loan agreement.


                                  TABLE NINE

NONPERFORMING ASSETS AND PAST DUE LOANS

(Amounts in thousands)                                                            YEARS ENDED DECEMBER 31,
                                                              -------------------------------------------------------------
                                                                 1999           1998         1997         1996        1995
                                                              -------------------------------------------------------------
Nonaccrual loans ...........................................  $ 26,672         20,756       18,304       24,717      22,767
Restructured loans .........................................     1,252            452          563        1,625       1,733
                                                              --------         ------       ------       ------      ------
   Nonperforming loans .....................................    27,924         21,208       18,867       26,342      24,500
Loans 90 days past due and still accruing ..................    16,878         24,640       20,963       15,952      11,417
                                                              --------         ------       ------       ------      ------
      Total ................................................  $ 44,802         45,848       39,830       42,294      35,917
                                                              ========         ======       ======       ======      ======
Nonperforming assets:
   Nonperforming loans (a) .................................  $ 27,924         21,208       18,867       26,342      24,500
   Other real estate .......................................     6,718          9,536       10,545       10,893      12,790
                                                              --------         ------       ------       ------      ------
      Total ................................................  $ 34,642         30,744       29,412       37,235      37,290
                                                              ========         ======       ======       ======      ======
Nonperforming assets to total loans and other real estate ..       .38%           .40          .43          .60         .66
                                                              ========         ======       ======       ======      ======
Reserve for loan losses to nonperforming loans .............    456.80%        538.05       560.26       369.96      342.56
                                                              ========         ======       ======       ======      ======

         Interest income on nonperforming loans that would have been reported for the years ended December 31, 1999, 1998, and 1997 is summarized as follows:


                                                                                           1999         1998        1997
                                                                                          ------       ------      ------
Interest at contractual rates (b) ......................................................  $3,177        2,929       3,237
Less interest recorded as income .......................................................     569        1,031         977
                                                                                          ------       ------      ------
   Reduction of interest income ........................................................  $2,608        1,898       2,260
                                                                                          ======       ======      ======

(a)      Nonperforming assets exclude loans 90 days past due and still accruing.
(b) Interest income that would have been recorded if the loans had been current and performing in accordance with their original terms.

DEPOSITS

         Deposits provide the most significant funding source for Synovus' interest earning assets. Table Ten shows the relative composition of average deposits for 1999, 1998, and 1997. Refer to Table Eleven for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 18.9% and 14.6% of total deposits at December 31, 1999 and 1998, respectively. Historically, Synovus' large denomination time deposits are generally from customers within the local market areas of its subsidiary banks, and, therefore, provide a greater degree of stability than is typically associated with this source of funds. In 1999, approximately half of the increase in time deposits over $100,000 was due to national market brokered deposits. Synovus expects to further the utilization of this funding source while continuing to maintain and grow its local market large denomination time deposit base. Time deposits over $100,000 at December 31, 1999, 1998, and 1997 were $1.8 billion, $1.3 billion, and $1.3 billion, respectively. Interest expense for the years ended December 31, 1999, 1998, and 1997 on these large denomination deposits was $82.7 million, $76.3 million, and $69.8 million, respectively.

         During 1999, Synovus' average deposits increased $890.2 million, or 10.9%, to $9.0 billion from $8.1 billion in 1998. Average interest bearing deposits for 1999, which include interest bearing demand deposits, money market accounts, savings deposits, and time deposits, increased $763.9 million, or 11.2%, from 1998. Average non-interest bearing demand deposits increased $126.3 million, or 9.5%, during 1999. Average interest bearing deposits increased $484.4 million, or 7.6%, from 1997 to 1998, while average non-interest bearing demand deposits increased $129.5 million, or 10.8%. See Table Two for further information on average deposits, including the average rates paid for 1999, 1998, and 1997.

                                   TABLE TEN

AVERAGE DEPOSITS

(Amounts in thousands)                                                        YEARS ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                          1999          %(*)      1998          %(*)         1997          %(*)
                                                      ------------------------------------------------------------------------
Non-interest bearing demand deposits .............    $1,450,547       16.1    1,324,257       16.3       1,194,759       15.9
Interest bearing demand deposits .................     1,355,301       15.0    1,202,108       14.8       1,087,617       14.4
Money market accounts ............................     1,796,114       19.9    1,452,386       17.8       1,253,634       16.7
Savings deposits .................................       466,879        5.2      453,487        5.6         461,415        6.1
Time deposits ....................................     2,436,688       27.0    2,387,392       29.3       2,316,455       30.8
Time deposits $100,000 and over ..................     1,527,174       16.8    1,322,920       16.2       1,214,810       16.1
                                                      ----------      -----    ---------      -----       ---------      -----
   Total average deposits ........................    $9,032,703      100.0    8,142,550      100.0       7,528,690      100.0
                                                      ==========      =====    =========      =====       =========      =====

(*) Average deposits balance in each category expressed as percentage of total average deposits.


                                 TABLE ELEVEN

MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE

(In thousands)
                                                                 DECEMBER 31, 1999
            3 months or less ................................    $         712,642
            Over 3 months through 6 months ..................              459,406
            Over 6 months through 12 months .................              432,082
            Over 12 months ..................................              183,385
                                                                         ---------
               Total outstanding ............................    $       1,787,515
                                                                         =========

INTEREST RATE RISK MANAGEMENT

         Managing interest rate risk is a primary goal of Synovus' asset/liability management function. Synovus attempts to achieve consistent growth in net interest income while limiting volatility arising from changes in interest rates. Synovus seeks to accomplish this goal by balancing the maturity and repricing characteristics of balance sheet assets and liabilities along with the selective use of off-balance sheet financial instruments.

         Simulation modeling is the primary tool used by Synovus to measure its interest rate sensitivity. On at least a quarterly basis, the following 24-month time period is simulated to determine a baseline net interest income forecast and the sensitivity of this forecast to changes in interest rates. These simulations include all of the company's earning assets, liabilities and off-balance sheet instruments. Forecasted balance sheet changes, primarily reflecting loan and deposit growth forecasts, are included in the periods modeled. The magnitude and velocity of rate changes among the various asset and liability groups exhibit different characteristics for each possible interest rate scenario. Simulation modeling enables Synovus to capture the effect of these differences. Simulation also enables Synovus to capture the effect of expected prepayment level changes on selected assets subject to prepayment.

         Synovus maintains policies designed to limit the maximum acceptable negative impact on net interest income over twelve and twenty-four month time horizons from a gradual change in interest rates of up and down 200 basis points. These policies specify the maximum allowable negative change in net interest income in the rising and declining rate scenarios from the stable rate scenarios. The current policy limits this change to 5% of projected net interest income for the twelve month time horizon and 7% for the twenty-four month time horizon. As of December 31, 1999, Synovus was well within its policy guidelines with simulations indicating that Synovus is positioned such that its net interest income would increase by approximately 1.5% in a rising rate environment and decrease by approximately 1.5% in a declining rate environment. The exact change in net interest income would also depend on the specific changes in asset and liability volumes and mix experienced over these time horizons.

         Synovus also utilizes simulation modeling to evaluate the longer-term interest rate risk position of the company. Synovus measures this position by simulating the market value of equity in changing rate environments. The model estimates the impact of an immediate 200 basis point rate shock on the present value of the future cash flows of all assets, liabilities, and off-balance sheet instruments. Synovus maintains a policy guideline limiting the maximum allowable change in the market value of equity in both rising and declining rate shocks. This policy limits the maximum allowable change to an amount equal to one percent of on-balance sheet assets. Synovus was within this guideline at year-end.

         Another tool utilized by Synovus' management is cumulative gap analysis, which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time periods. Table Twelve reflects the gap positions of Synovus' consolidated balance sheets on December 31, 1999 and 1998, at various repricing intervals. The projected deposit repricing volumes reflect adjustments based on management's assumptions of the expected rate sensitivity relative to the prime rate for core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts). Management believes that these adjustments allow for a more accurate profile of Synovus' interest rate risk position. The projected investment securities repricing reflects expected prepayments on mortgage-backed securities and expected cash flows on securities subject to accelerated redemption options. These assumptions are made based on the interest rate environment as of each balance sheet date and are subject to change as the general level of interest rates change. Management would anticipate a modest lengthening of average investment maturities in a rising rate environment and a slightly more significant shortening in a declining rate environment. While these potential changes are not depicted in the static gap analysis, simulation modeling allows for the proper analysis of these and other relevant potential changes. This gap analysis indicates that Synovus has a cumulative one-year gap of minus 11.5% as of December 31, 1999. While the gap measurement would indicate a liability sensitive position, the more comprehensive evaluation of repricing velocity and volumes available in simulation modeling indicates a more balanced position. Management believes that adjusted gap analysis is a useful tool for measuring interest rate risk only when used in conjunction with its simulation model.


                                 TABLE TWELVE

INTEREST RATE SENSITIVITY

(Amounts in millions)
                                                                                  DECEMBER 31, 1999
                                                                    -----------------------------------------
                                                                      0-3        4-12        1-5      OVER 5
                                                                     MONTHS     MONTHS      YEARS      YEARS
                                                                    --------   --------    -------    -------
Investment securities (a) ........................................  $  123.7      192.3    1,186.9      538.7
Loans and mortgage loans held for sale, net of unearned income ...   4,339.4    1,208.8    3,026.0      577.2
Other ............................................................      93.8        0.2         --         --
                                                                    --------   --------    -------    -------
   Interest sensitive assets .....................................   4,556.9    1,401.3    4,212.9    1,115.9
                                                                    --------   --------    -------    -------

Deposits .........................................................   2,575.6    2,725.3    2,022.7      491.2
Other borrowings .................................................   1,420.9        8.4       97.7       52.8
                                                                    --------   --------    -------    -------
   Interest sensitive liabilities ................................   3,996.5    2,733.7    2,120.4      544.0
                                                                    --------   --------    -------    -------
   Interest rate swaps ...........................................    (550.0)      20.0      530.0         --
                                                                    --------   --------    -------    -------
      Interest sensitivity gap ...................................  $   10.4   (1,312.4)   2,622.5      571.9
                                                                    ========   ========    =======    =======
      Cumulative interest sensitivity gap ........................  $   10.4   (1,302.0)   1,320.5    1,892.4
                                                                    ========   ========    =======    =======
      Cumulative interest sensitivity gap as a percentage
        of total interest sensitive assets .......................        .1%     (11.5)      11.7       16.8
                                                                    ========   ========    =======    =======


                                                                                  DECEMBER 31, 1998
                                                                    ----------------------------------------
                                                                       0-3       4-12        1-5      OVER 5
                                                                      MONTHS    MONTHS      YEARS     YEARS
                                                                    --------   --------    -------   -------
Investment securities (a) ........................................  $  172.3      333.3    1,005.9     347.5
Loans and mortgage loans held for sale, net of unearned income ...   3,837.0    1,081.3    2,243.4     598.1
Other ............................................................      77.4         --        1.4        --
                                                                    --------    -------    -------   -------
   Interest sensitive assets .....................................   4,086.7    1,414.6    3,250.7     945.6
                                                                    --------    -------    -------   -------

Deposits .........................................................   2,453.2    2,314.1    2,085.2     511.0
Other borrowings .................................................     504.2        7.1      120.1       3.7
                                                                    --------    -------    -------   -------
   Interest sensitive liabilities ................................   2,957.4    2,321.2    2,205.3     514.7
                                                                    --------    -------    -------   -------
   Interest rate swaps ...........................................    (270.0)      25.0      245.0        --
                                                                    --------    -------    -------   -------
      Interest sensitivity gap ...................................  $  859.3     (881.6)   1,290.4     430.9
                                                                    ========    =======    =======   =======
      Cumulative interest sensitivity gap ........................  $  859.3      (22.3)   1,268.1   1,699.0
                                                                    ========    =======    =======   =======
      Cumulative interest sensitivity gap as a percentage
        of total interest sensitive assets .......................       8.9%      (0.2)      13.1      17.5
                                                                    ========    =======    =======   =======

(a) Excludes the effect of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", consisting of net unrealized losses of $47.6 million and net unrealized gains of $18.4 million at December 31, 1999 and 1998, respectively.


                                 TABLE THIRTEEN

         MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS
         (Amounts in thousands)                                                     DECEMBER 31, 1999
                                                             --------------------------------------------------------------
                                                                INVESTMENT SECURITIES              INVESTMENT SECURITIES
                                                                   HELD TO MATURITY                 AVAILABLE FOR SALE
                                                             ----------------------------      ----------------------------
                                                             AMORTIZED            AVERAGE      ESTIMATED            AVERAGE
                                                                COST               YIELD       FAIR VALUE            YIELD
                                                             ---------            -------      ----------           -------
         U.S. Treasury and U.S. Government agencies:
            Within 1 year ...............................     $  7,010             5.47%       $   97,982             6.34%
            1 to 5 years ................................        9,151             6.07           895,154             5.96
            5 to 10 years ...............................        8,753             7.39           292,833             6.65
            More than 10 years ..........................           --               --             1,984             7.20
                                                              --------                         ----------
               Total ....................................       24,914             6.36         1,287,953             6.13
                                                              --------                         ----------

         State and municipal:
            Within 1 year ...............................        8,742             7.97               451             9.64
            1 to 5 years ................................       38,474             7.70             3,445             7.44
            5 to 10 years ...............................       79,815             7.49             6,951             7.13
            More than 10 years ..........................       42,714             8.15             4,279             5.38
                                                              --------                         ----------
               Total ....................................      169,745             7.73            15,126             6.78
                                                              --------                         ----------

         Other investments:
            Within 1 year ...............................          751             7.25             2,222             6.26
            1 to 5 years ................................          263             5.21               775             5.49
            5 to 10 years ...............................          808             4.53             2,547             4.27
            More than 10 years ..........................       27,100             6.65            15,275             3.54
                                                              --------                         ----------
               Total ....................................       28,922             6.59            20,819             4.09
                                                              --------                         ----------

         Mortgage backed securities .....................       53,698             6.58           392,780             6.30
                                                              --------                         ----------

         Total investment securities:
            Within 1 year ...............................       16,503             6.87           100,655             6.35
            1 to 5 years ................................       47,888             7.37           899,374             5.96
            5 to 10 years ...............................       89,376             7.46           302,331             6.64
            More than 10 years ..........................       69,814             7.57            21,538             4.24
            Mortgage backed securities ..................       53,698             6.58           392,780             6.30
                                                              --------                         ----------
               Total ....................................     $277,279             7.27%       $1,716,678             6.15%
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

OFF-BALANCE SHEET DERIVATIVES FOR INTEREST RATE RISK MANAGEMENT

    As part of the overall interest rate risk management activities, Synovus utilizes off-balance sheet derivatives to modify the repricing characteristics of on-balance sheet assets and liabilities. The primary instruments utilized by Synovus are interest rate swaps where Synovus receives a fixed rate of interest and pays a floating rate tied to either the prime rate or three month LIBOR. These swaps are utilized to convert on-balance sheet floating rate loans to fixed rate assets and to convert fixed rate liabilities to floating rate liabilities.

    Synovus has also purchased interest rate floors and collars to manage its overall interest rate risk position. Interest rate floors serve to effectively convert floating-rate loans to fixed-rate when the prime rate falls below a pre-specified level. These instruments are utilized to reduce asset sensitivity in falling rate environments but not in rising rate environments. Interest rate collars convert floating-rate loans to fixed-rate when the prime rate moves outside of a pre-specified range. These instruments reduce overall asset sensitivity in both falling and rising interest rate environments.

    All off-balance sheet derivatives utilized by Synovus represent end-user activities designed as hedges, all of which are linked to specific assets or liabilities as part of overall interest rate risk management practices. Management feels that the utilization of these instruments provides greater financial flexibility and is a very efficient tool for managing interest rate risk.

    The notional amount of off-balance sheet derivatives utilized by Synovus as of December 31, 1999 and 1998, was $665 million and $595 million, respectively. The notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Although Synovus is not exposed to credit risk equal to the notional amounts, there is exposure to potential credit risks equal to the fair or replacement values of the swaps if the counterparty fails to perform. This credit risk is normally a very small percentage of the notional amount and fluctuates as interest rates change. Synovus minimizes this risk by subjecting the transaction to the same approval process as on-balance sheet credit activities, by dealing with only highly-rated counterparties, and by obtaining collateral agreements for exposure above certain predetermined limits.


(Dollars in thousands)

                                                                              Weighted
                                                 Weighted       Weighted      Average                                     Net
                                    Notional      Average       Average       Maturity    Unrealized    Unrealized     Unrealized
DECEMBER 31, 1999                    Amount    Receive Rate   Pay Rate (a)   In Months      Gains         Losses      Gains (Losses)
------------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR         $180,000       5.78%          6.16%          19         $ 181          (2,711)        (2,530)
Receive fixed swaps - Prime          420,000       8.82%          8.50%          39            75          (8,047)        (7,972)
                                    --------       ----           ----           --         -----          ------         ------
      Total receive fixed swaps      600,000       7.91%          7.80%          33           256         (10,758)       (10,502)
                                    --------       ----           ----           --         -----          ------         ------



                                                                              Weighted
                                                  Weighted                    Average                                     Net
                                    Notional       Average                    Maturity    Unrealized    Unrealized    Unrealized
                                     Amount      Floor Rate                  In Months       Gains        Losses      Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors       65,000        7.90%                          9           --           (73)           (73)



                                                                              Weighted
                                                                              Average                                     Net
                                    Notional                                  Maturity    Unrealized    Unrealized    Unrealized
                                     Amount                                  In Months       Gains        Losses      Gains (Losses)
-----------------------------------------------------------------------------------------------------------------------------------

Total                               $665,000                                     31          $ 256        (10,831)       (10,575)
                                    ========                                                 =====        =======        =======



                                                                               Weighted
                                                Weighted       Weighted        Average                                    Net
                                   Notional      Average       Average         Maturity    Unrealized    Unrealized    Unrealized
December 31, 1998                   Amount    Receive Rate  Pay Rate (a)(b)   In Months      Gains         Losses     Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Receive fixed swaps - LIBOR        $235,000       5.79%          5.33%              9        $ 1,220        (16)          1,204
Receive fixed forward
   starting swaps - LIBOR           100,000       5.90%          5.07%             41          1,455        (16)          1,439
Receive fixed swaps - Prime          95,000       8.79%          7.75%             29          2,226         --           2,226
                                   --------       ----           ----              --          -----        ---           -----
      Total receive fixed swaps     430,000       6.48%          5.80%             21          4,901        (32)          4,869
                                   --------       ----           ----              --          -----        ---           -----


                                                                               Weighted
                                                Weighted       Weighted        Average                                    Net
                                   Notional      Average       Average         Maturity    Unrealized    Unrealized    Unrealized
                                     Amount     Cap Rate      Floor Rate      In Months       Gains        Losses     Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate collars     80,000        9.16%          7.91%            10          $ 256          --            256



                                                                               Weighted
                                                Weighted                        Average                                    Net
                                   Notional      Average                       Maturity    Unrealized    Unrealized     Unrealized
                                     Amount    Floor Rate                     In Months      Gains         Losses     Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Purchased interest rate floors      85,000       7.87%                            24         $ 453           --             453

                                                                               Weighted
                                                                               Average                                     Net
                                   Notional                                    Maturity    Unrealized    Unrealized    Unrealized
                                     Amount                                   In Months       Gains        Losses     Gains (Losses)
----------------------------------------------------------------------------------------------------------------------------------
Total                              $595,000                                      20          $ 5,610        (32)          5,578
                                   ========                                                  =======        ===           =====

         (a) Variable pay rate based upon contract rates in effect at December 31, 1999 and 1998.

         (b) Pay rate on forward starting swaps is based on the three month LIBOR at December 31, 1998.

    The above table represents the December 31, 1999 and 1998 status of all off-balance sheet interest rate contracts. During 1999, there were nine maturities and two terminations. There was one termination in 1998. Off-balance sheet interest rate contracts contributed additional net interest income of $2,487,000 and two basis points to the net interest margin for 1999. For 1998, the contribution was additional net interest income of $651,000 and a one basis point increase to the net interest margin.


MARKET RISK

    Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. This risk of loss can be reflected in either diminished current market values or reduced potential net interest income in future periods.

    Synovus' market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. The structure of Synovus' loan and deposit portfolios is such that a significant decline in the prime rate may adversely impact net market values and interest income. Management seeks to manage this risk through the utilization of various tools, primarily investment securities and off-balance sheet derivative financial instruments. The composition and size of the investment portfolio is managed so as to reduce the interest rate risk in the deposit and loan portfolios while at the same time maximizing the yield generated from the portfolio. Off-balance sheet derivatives are also utilized to reduce the risk in the combined deposit and loan portfolios. One of the primary instruments utilized by Synovus is the receive fixed interest rate swap which allows the company to effectively convert on-


balance sheet floating rate loans to fixed rate assets. Synovus also utilizes receive fixed interest rate swaps to effectively convert fixed rate liabilities to floating rate liabilities. Both of these structures allow Synovus to reduce the exposure to declining interest rates inherent in its combined deposit and loan portfolios.

    Table Fourteen below presents in tabular form the contractual balances and the estimated fair value of Synovus' on-balance sheet financial instruments and the notional amount and estimated fair value of Synovus' off-balance sheet derivative financial instruments at their expected maturity dates as of December 31, 1999, with comparative summary balances at December 31, 1998. Investment securities' cash flows are reflected at their contractual maturity date, except for mortgage-backed securities' cash flows which are reflected in the period in which they are expected to prepay taking into consideration historical prepayment experience. For core deposits without contractual maturity (i.e., interest bearing checking, savings, and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff or repricing behaviors. The table below presents notional amounts and weighted-average interest rates by contractual maturity date for off-balance sheet derivative financial instruments. Notional amounts represent the amount on which calculations of interest payments to be exchanged are based. Weighted average variable rates are based on market rates at the most recent reset date for each respective swap tied to LIBOR and the December 31, 1999 prime rate for each respective swap tied to prime. There have been no substantial changes in Synovus' market risk profile from the preceding year and the assumptions are consistent with prior year assumptions.


                                 TABLE FOURTEEN


MARKET RISK INFORMATION
(In thousands)                                                        PRINCIPAL/NOTIONAL AMOUNT MATURING IN:
RATE-SENSITIVE ASSETS:                        2000           2001         2002         2003         2004     Thereafter
---------------------------------------------------------------------------------------------------------------------------

Fixed interest rate loans                 $ 1,829,220       986,896      849,560      610,312      618,721     565,121
Average interest rate                            8.81%         8.84%        8.66%        8.46%        8.31%       8.20%

Variable interest rate loans              $ 1,605,341       890,437      445,991      306,574      295,720     147,491
Average interest rate                            8.40%         8.81%        9.21%        8.59%        8.58%       8.62%

Fixed interest rate securities            $   146,972       179,457      295,150      342,821      313,708     677,109
Average interest rate                            6.20%         6.24%        5.86%        5.75%        6.18%       6.27%

Variable interest rate securities         $    16,572        12,595        9,690        7,526        5,883      34,090
Average interest rate                            6.13%         6.13%        6.14%        6.14%        6.15%       5.98%

Other interest bearing assets             $    94,021            --           --           --           --          --
Average interest rate                            5.59%           --           --           --           --          --


RATE-SENSITIVE LIABILITIES:
---------------------------------------------------------------------------------------------------------------------------
Savings and interest bearing checking     $ 1,797,941       354,928      354,928      307,821      307,828     452,184
Average interest rate                            3.66%         3.02%        3.02%        2.85%        2.85%       2.25%

Fixed interest rate time deposits         $ 3,411,203       470,047       88,215       71,743       42,649      39,183
Average interest rate                            5.18%         5.51%        5.38%        5.64%        5.46%       5.77%

Variable interest rate time deposits      $    91,441        20,382        4,281           --           --          --
Average interest rate                            5.13%         5.34%        5.68%          --           --          --

Fixed interest rate borrowings            $    13,698         5,288          753        8,240       81,516      52,424
Average interest rate                            5.86%         5.95%        7.50%        5.58%        6.05%       5.45%

Variable interest rate borrowings         $ 1,288,092       100,000       30,000           --           --          --
Average interest rate                            5.43%         6.47%        6.43%          --           --          --


RATE-SENSITIVE DERIVATIVE
     FINANCIAL INSTRUMENTS:
---------------------------------------------------------------------------------------------------------------------------
Payable variable interest rate
   swaps - LIBOR                          $    50,000        55,000       75,000
Average pay rate                                 6.11%         6.16%        6.20%
Average receive rate                             5.49%         6.42%        5.50%

Pay variable variable forward starting
   interest rate swaps - LIBOR
Average pay rate
Average receive rate

Pay variable interest rate swaps - Prime  $    20,000        75,000       55,000      150,000      120,000
Average pay rate                                 8.50%         8.50%        8.50%        8.50%        8.50%
Average receive rate                             8.94%         8.75%        8.42%        8.74%        9.11%

Purchased interest rate collars - Prime
Average cap rate
Average floor rate

Purchased interest rate floors - Prime    $    45,000        20,000
Average strike rate                              7.86%         8.00%

---------------------------------------------------------------------------------------------------------------------------



MARKET RISK INFORMATION                                                       FAIR                                    FAIR
(In thousands)                                        TOTAL                  VALUE                 TOTAL             VALUE
RATE-SENSITIVE ASSETS:                                 1999                   1999                  1998              1998
----------------------------------------------------------------------------------------------------------------------------
Fixed interest rate loans                            5,459,830             5,377,645            4,461,348          4,366,762
Average interest rate                                     8.63%                                      8.76%

Variable interest rate loans                         3,691,554             3,689,881            3,298,488          3,257,747
Average interest rate                                     8.64%                                      8.97%

Fixed interest rate securities                       1,955,217             1,905,105            1,778,363          1,803,437
Average interest rate                                     6.09%                                      6.39%

Variable interest rate securities                       86,356                85,077               80,669             80,129
Average interest rate                                     6.08%                                      6.33%

Other interest bearing assets                           94,021                94,021               78,775             78,775
Average interest rate                                     5.59%                                      4.99%


RATE-SENSITIVE LIABILITIES:
----------------------------------------------------------------------------------------------------------------------------
Savings and interest bearing checking                3,575,630             3,518,260            3,573,118          3,581,660
Average interest rate                                     3.22%                                      3.10%

Fixed interest rate time deposits                    4,123,040             4,123,560            3,666,264          3,673,650
Average interest rate                                     5.24%                                      5.50%

Variable interest rate time deposits                   116,104               116,171              124,101            124,447
Average interest rate                                     5.19%                                      5.08%

Fixed interest rate borrowings                         161,919               161,572              104,267            105,739
Average interest rate                                     5.82%                                      6.09%

Variable interest rate borrowings                    1,418,092             1,417,997              530,822            530,822
Average interest rate                                     5.53%                                      4.65%


RATE-SENSITIVE DERIVATIVE
     FINANCIAL INSTRUMENTS:
----------------------------------------------------------------------------------------------------------------------------
Payable variable interest rate
   swaps - LIBOR                                      180,000                 (2,530)             235,000              1,204
Average pay rate                                         6.16%                                       5.33%
Average receive rate                                     5.78%                                       5.79%

Pay variable variable forward starting
   interest rate swaps - LIBOR                             --                                     100,000              1,439
Average pay rate                                                                                     5.07%
Average receive rate                                                                                 5.91%

Pay variable interest rate swaps - Prime              420,000                (7,972)               95,000              2,226
Average pay rate                                         8.50%                                       7.75%
Average receive rate                                     8.82%                                       8.79%

Purchased interest rate collars - Prime                    --                                      80,000                263
Average cap rate                                                                                     9.16%
Average floor rate                                                                                   7.91%

Purchased interest rate floors - Prime                 65,000                     4               85,000                 726
Average strike rate                                      7.90%                                      7.87%

----------------------------------------------------------------------------------------------------------------------------



LIQUIDITY

    Liquidity represents the availability of funding to meet the needs of depositors, borrowers, and creditors at a reasonable cost, on a timely basis, and without adverse consequences. The Synovus Asset/Liability Management Committee actively analyzes and manages Synovus' liquidity position in coordination with similar committees at subsidiary banks. These subsidiaries, with the help of management, maintain liquidity in the form of cash on deposit, securities available for sale, and cash derived from prepayments and maturities of both their investment and loan portfolios. Liquidity is also enhanced by the acquisition of new deposits and the well-established core deposits of Synovus' 242 banking offices in four states. The subsidiary banks monitor deposit flow and evaluate alternate pricing structures to retain and grow deposits. Certain Synovus subsidiary banks maintain correspondent banking relationships with various national and regional financial organizations. These relationships provide access to short-term borrowings through federal funds which allows Synovus to meet immediate liquidity needs if required.

    Synovus serves diverse markets. Some of these are rapidly growing areas where loan demand outpaces the generation of deposits. However, through loan participations and federal funds sold among Synovus' subsidiary banks, these loans can be effectively funded by subsidiaries having lower local loan demand. Additionally, lending is focused within the local markets served by Synovus, enabling the development of comprehensive banking relationships.

    Selected Synovus subsidiary banks maintain an additional liquidity source through their membership in the Federal Home Loan Bank. At year-end 1999, these banks had access to additional funding of approximately $200 million, subject to available collateral, through utilization of Federal Home Loan Bank advances.

    Additionally, the Parent Company requires cash for various operating needs including dividends to shareholders, business combinations, capital infusions into subsidiaries, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Parent Company is dividends from the subsidiary banks. In addition, the Parent Company has access to a $25 million line of credit. The Parent Company enjoys an excellent reputation and credit standing in the market place and has the ability to raise substantial amounts of funds in the form of either short or long-term borrowings. The Parent Company's current principal debt, senior notes totaling $75 million at a rate of 6.125%, has been rated "A" by Standard and Poors Corp., "A3" by Moody's Investor Service and "AA-" by Thomson BankWatch, Inc. For a complete description of these borrowings and other borrowings by other Synovus subsidiaries, see Note 6 to Synovus' consolidated financial statements.

    The consolidated statements of cash flows detail Synovus' cash flows from operating, investing, and financing activities. Net cash provided by operating activities was $453 million for the year ended December 31, 1999, while financing activities provided $1.4 billion. Investing activities used $1.8 billion of this amount, resulting in a net increase in cash and cash equivalents of $93.2 million. At year-end 1999, Synovus increased its cash on hand levels by approximately $95 million in connection with its Year 2000 planning.

    Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on Synovus' liquidity, capital resources, or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have such effect.


CAPITAL RESOURCES

    Synovus has always placed great emphasis on maintaining a strong capital base and continues to exceed regulatory capital requirements. Management is committed to maintaining a capital level sufficient to assure shareholders, customers, and regulators that Synovus is financially sound, and to enable Synovus to sustain an appropriate degree of leverage to provide a desirable level of profitability. Synovus has the ability to generate internal capital growth sufficient to support the asset growth it has experienced. Total shareholders' equity of $1.23 billion represented 9.78% of total assets at December 31, 1999.

    Regulators use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of these risk-weighted assets for Synovus are on-balance sheet assets in the form of loans. A small portion of risk-weighted assets are considered off-balance sheet assets and primarily consist of letters of credit, loan commitments, and to a lesser extent interest rate contracts, that Synovus enters into in the normal course of business. Capital is categorized into two types: Tier I and Tier II. The capital guidelines used by regulators require an 8% total risk-based capital ratio of which 4% must be Tier I capital. Additionally, the regulatory agencies define a well-capitalized bank as one that has a leverage ratio of at least 5%, a Tier I capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. At the end of 1999, Synovus and all subsidiary banks were in excess of the minimum capital requirements with a consolidated Tier I capital ratio of 12.51% and a total risk-based capital ratio of 13.77%, compared to Tier I and total risk-based capital ratios of 12.73% and 14.00%, respectively, in 1998 as shown in Table Fifteen.

                                  TABLE FIFTEEN


         CAPITAL RATIOS
         (Amounts in thousands)                                                      DECEMBER 31,
                                                                         ----------------------------------
                                                                             1999                   1998
                                                                         ----------------------------------
         Tier I capital:
           Shareholders' equity ...............................          $  1,226,669             1,111,917
           Less: Unrealized gain on investment
           securities available for sale ......................                28,960               (11,425)
            Disallowed intangibles ............................               (38,064)              (33,986)
           Plus: Minority interest ............................                64,285                52,093
                                                                         ------------             ---------
            Total Tier I capital ..............................             1,281,850             1,118,599
                                                                         ------------             ---------

         Tier II capital:
           Eligible portion of the reserve for loan losses ....               127,558               109,873
           Subordinated and other qualifying debt .............                 1,480                 1,720
                                                                         ------------             ---------
            Total Tier II capital .............................               129,038               111,593
                                                                         ------------             ---------

         Total risk-based capital .............................          $  1,410,888             1,230,192
                                                                         ============             =========

         Total risk-adjusted assets ...........................          $ 10,242,701             8,785,565
                                                                         ============             =========
         Tier I capital ratio .................................                 12.51%                12.73
         Total risk-based capital ratio .......................                 13.77                 14.00
         Leverage ratio .......................................                 10.52                 10.82

         Regulatory minimums:
           Tier I capital ratio ...............................                  4.00%
           Total risk-based capital ratio .....................                  8.00
           Leverage ratio .....................................                  4.00


    In addition to the risk-based capital standards, a minimum leverage ratio of 4% is required for the highest-rated bank holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier I capital divided by quarterly average assets, net of certain intangibles. As of December 31, 1999, Synovus had a leverage ratio of 10.52% compared to 10.82% at December 31, 1998. Both ratios significantly exceed regulatory requirements.

    Synovus' capital levels also exceed all requirements under the Federal Reserve Board's guidelines. The Federal Reserve Board requires a minimum primary capital ratio of 5.50% and a total capital ratio of 6.00% for bank holding companies and banks. At December 31, 1999, Synovus' primary and total capital ratios as defined by the Federal Reserve Board were 11.11% and 11.12%, respectively, compared to 11.34% and 11.35%, respectively, at year-end 1998.

    Synovus' 80.8% ownership of TSYS is an important aspect of the market price of Synovus common stock and should be considered in a comparison of the relative market price of Synovus common stock to other financial services companies. As of December 31, 1999, there were approximately 33,648 shareholders of record of Synovus common stock, some of which are holders in nominee name for the benefit of a number of different shareholders. Table Sixteen displays high and low stock price quotations of Synovus common stock which are based on actual transactions.


                                  TABLE SIXTEEN

         MARKET AND STOCK PRICE INFORMATION


                                                            HIGH               LOW
         1999

         Quarter ended December 31, 1999 ..........       $22 1/8            18 7/16
         Quarter ended September 30, 1999 .........        20 5/16           17 1/2
         Quarter ended June 30, 1999 ..............        23 9/16           19 1/8
         Quarter ended March 31, 1999 .............        25                20 1/2

         1998

         Quarter ended December 31, 1998 ..........       $24 1/16           20 3/16
         Quarter ended September 30, 1998 .........        25                18 1/16
         Quarter ended June 30, 1998 ..............        25 13/16          21 15/16
         Quarter ended March 31, 1998 .............        25 13/16          20 3/4


DIVIDENDS

    It is Synovus' objective to pay out at least one-third of earnings to shareholders in cash dividends. Synovus' dividend payout ratio was 43.78%, 41.52%, and 38.10%, in 1999, 1998, and 1997, respectively. The total dollar amount of dividends declared increased 26.9% in 1999 to $98.5 million, from $77.7 million in 1998. Cash dividends have been paid on the common stock of Synovus (including its predecessor companies) in every year since 1891. It is the present intention of the Synovus Board of Directors to continue to pay cash dividends on its common stock in accordance with the previously mentioned objective. Table Seventeen presents the declared and paid dates from recent dividends, as well as per share dividend amounts.

                                 TABLE SEVENTEEN

DIVIDENDS


                                                      PER SHARE
         DATE DECLARED            DATE PAID            AMOUNT
         -------------            ---------           ---------

         November 15, 1999        January 3, 2000      $.0900

         September 13, 1999       October 1, 1999       .0900

         May 10, 1999             July 1, 1999          .0900

         March 15, 1999           April 1, 1999         .0900

         November 9, 1998         January 2, 1999       .0733

         September 14, 1998       October 1, 1998       .0733

         May 11, 1998             July 1, 1998          .0733

         March 9, 1998            April 1, 1998         .0733

COMMITMENTS AND CONTINGENCIES

    Synovus believes it has sufficient capital, liquidity, and future cash flows from operations to meet operating needs over the next year. Table Eighteen, Note 6, and Note 10 to Synovus' consolidated financial statements provide additional information on Synovus' short-term and long-term borrowings.

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

    Synovus and its subsidiaries are subject to various legal proceedings and claims which arise in the ordinary course of its business. Any litigation is vigorously defended by Synovus and, in the opinion of management, based on consultation with external legal counsel, any outcome of such litigation would not materially affect Synovus' consolidated financial position or results of operations.

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

    In November, 1998, a class action complaint was filed against NationsBank of Delaware, N.A., in the United States District Court for the Southern District of Mississippi. On March 23, 1999, the named plaintiff amended the complaint and named TSYS and certain credit bureaus as defendants in the case. The named plaintiff alleges, among other things, that the defendants failed to report properly the credit standing of each member of the putative class. The named plaintiff has defined the class as all persons and entities within the United States who obtained credit cards from NationsBank and whose accounts were purchased by or transferred to U.S. BankCard and whose accounts were reported to credit bureaus or credit agencies incorrectly in August 1998. The amended complaint alleges negligence, violation of the Fair Credit Reporting Act, breach of the duty of good faith and fair dealing, and seeks declaratory relief, injunctive relief, and the imposition of punitive damages. This lawsuit seeks unspecified damages. Though settlement negotiations have occurred, these negotiations have to date not resulted in a definitive settlement agreement among the parties. TSYS is not in a position to determine its possible exposure, if any, as a result of this litigation.

    The following table sets forth certain information regarding federal funds purchased and securities sold under agreement to repurchase, the principal components of short-term borrowings.

                                 TABLE EIGHTEEN


SHORT-TERM BORROWINGS
(In thousands)

                                           1999               1998             1997
                                       ------------       ----------        ----------

Balance at December 31, ...........     $1,261,391           503,287          312,299
Weighted average interest
  rate at December 31, ............           5.49%             4.70             5.71
Maximum month end
  balance during the year .........     $1,261,391           503,287          520,409
Average amount outstanding
  during the year .................     $  786,954           311,617          356,122
Weighted average interest rate
  during the year .................           5.01%             4.95             5.37


INCOME TAX EXPENSE

    As reported in the consolidated statements of income, Synovus' income tax expense increased to $124.0 million in 1999, up from $107.6 million in 1998, and $96.2 million in 1997. The effective income tax rate was 35.5%, 35.4%, and 36.0% in 1999, 1998, and 1997, respectively. See Note 7 to Synovus' consolidated financial statements for a detailed analysis of income taxes.

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

PARENT COMPANY

    The Parent Company's assets, primarily its investment in subsidiaries, are funded, for the most part, by shareholders' equity. It also utilizes short-term and long-term debt. The Parent Company is responsible for providing the necessary funds to strengthen the capital of its subsidiaries, acquire new business, fund internal growth, pay corporate operating expenses, and pay dividends to its shareholders. These operations are funded by dividends and fees received from subsidiaries, and borrowings from outside sources.

    In connection with dividend payments to the Parent Company from its subsidiary banks, certain rules and regulations of the various state and federal banking regulatory agencies limit the amount of dividends which may be paid. Approximately $109.7 million in dividends could be paid in 2000 to the Parent Company from its subsidiary banks without prior regulatory approval. Synovus anticipates receiving regulatory approval to allow certain subsidiaries to pay dividends in excess of their respective regulatory limits.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

    For Synovus, SFAS No. 133, as amended by SFAS No. 137, is effective January 1, 2001. On adoption, the provisions of SFAS No. 133 must be applied prospectively. Synovus is in the process of assessing the impact that SFAS No. 133 will have on its financial statements.

FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"). In addition, certain statements in future filings by Synovus with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of Synovus which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, efficiency ratios and other financial terms; (ii) statements of plans and objectives of Synovus or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

    Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies, and laws, including interest rate policies of the Federal Reserve Board; (iii) inflation, interest rate, market and monetary fluctuations; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (v) changes in consumer spending, borrowing, and saving habits; (vi) technological changes are more difficult or expensive than anticipated; (vii) acquisitions; (viii) the ability to increase market share and control expenses; (ix) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and insurance) with which Synovus and its subsidiaries must comply; (x) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies; (xi) changes in Synovus' organization, compensation, and benefit plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xiii) the success of Synovus at managing the risks involved in the foregoing.

    Such forward-looking statements speak only as of the date on which such statements are made, and Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.


Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 1999 and 1998.

(In thousands, except per share data)


                                                 FOURTH              THIRD           SECOND            FIRST
1999                                             QUARTER            QUARTER          QUARTER          QUARTER
                                                --------            -------         --------          --------
INTEREST INCOME .......................         $240,630            225,644          214,902          206,831
                                                ========            =======         ========          ========
NET INTEREST INCOME ...................          136,296            130,634          125,901          120,463
                                                ========            =======         ========          ========
PROVISION FOR LOSSES ON LOANS .........            8,664              8,613            9,515            7,215
                                                ========            =======         ========          ========
INCOME BEFORE INCOME TAXES ............           98,956             89,887           82,590           77,882
                                                ========            =======         ========          ========
NET INCOME ............................           63,256             58,005           53,313           50,733
                                                ========            =======         ========          ========
NET INCOME PER SHARE, BASIC ...........              .22                .21              .19              .18
                                                ========            =======         ========          ========
NET INCOME PER SHARE, DILUTED .........              .22                .21              .19              .18
                                                ========            =======         ========          ========
1998

Interest income .......................         $205,455            199,744          194,770          192,349
                                                ========            =======         ========          ========
Net interest income ...................          119,199            114,941          111,423          109,502
                                                ========            =======         ========          ========
Provision for losses on loans .........            6,331              5,781            7,079            7,691
                                                ========            =======         ========          ========
Income before income taxes ............           87,406             77,147           71,988           67,484
                                                ========            =======         ========          ========
Net income ............................           56,215             49,607           46,834           43,809
                                                ========            =======         ========          ========
Net income per share, basic ...........              .20                .18              .18              .16
                                                ========            =======         ========          ========
Net income per share, diluted .........              .20                .18              .17              .16
                                                ========            =======         ========          ========


